Exhibit 99.1

SPROTT INC.

and

CENTRAL FUND OF CANADA LIMITED

and

the CENTRAL GROUP ALBERTA ltd.

and

2070140 ALBERTA LTD.

and

philip M. spicer

and

j.c. sTEFAN spicer

ARRANGEMENT AGREEMENT

October 1, 2017

(ii)

Section 9.12	Rules of Construction	62
Section 9.13	No Personal Liability	62
Section 9.14	Several Liability	62
Section 9.15	Language	62
Section 9.16	Counterparts	62

SCHEDULES

Schedule A	Plan of Arrangement
Schedule B	Class A Shareholder Arrangement Resolution
Schedule C	Common Shareholder Arrangement Resolution
Schedule D	New Administrator Arrangement Resolution
Schedule E	Representations and Warranties of CFCL
Schedule F	Representations and Warranties of CGAL and the CGAL Shareholders
Schedule G	Representations and Warranties of SII and the Trust to CFCL
Schedule H	Representations and Warranties of SII to the CGAL Shareholders
Schedule I	Form of Earnout Agreement
Schedule J	Form of Management Agreement
Schedule K	Form of Trust Agreement
Schedule L	Form of Joinder Agreement

(iii)

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of October 1, 2017,

A M O N G:

SPROTT INC. (“SII”), a corporation incorporated under the laws of the Province of Ontario

- and -

CENTRAL FUND OF CANADA LIMITED (“CFCL”), a corporation continued under the laws of the Province of Alberta

- and -

THE CENTRAL GROUP ALBERTA LTD. (“CGAL”), a corporation incorporated under the laws of Alberta

- and -

2070140 ALBERTA LTD. (“New Administrator”), a corporation incorporated under the laws the Province of Alberta

- and -

PHILIP M. SPICER, an individual residing in the City of Hamilton, Province of Ontario

- and -

J.C. STEFAN SPICER (together with Philip M. Spicer, the “CGAL Shareholders”, and each a “CGAL Shareholder”), an individual residing in the City of Hamilton, Province of Ontario.

WHEREAS, CFCL is a specialized investment holding company that invests its assets primarily in gold and silver related investments and requires the continued services of an administrator to direct the administration of its business;

AND WHEREAS, CGAL provides administrative and consulting services to CFCL (the “CGAL Business”);

AND WHEREAS, there are 252,116,003 Class A Shares and 40,000 Common Shares of CFCL outstanding as at the date of this Agreement;

AND WHEREAS, SII is an an alternative asset manager and a global leader in precious metal and real asset investments;

AND WHEREAS, the Parties wish to effect an arrangement pursuant to which the assets and liabilities of CFCL other than the Administration Agreement are transferred to the Trust, each Class A Share is exchanged for a Trust Unit, each Common Share is acquired for $500 in cash and the CGAL Business is acquired from CGAL for consideration consisting of $85 million in cash, 6,997,387 SII Shares and a cash earnout payment in accordance with the terms of the Earnout Agreement;

AND WHEREAS, the boards of directors of each of CFCL, CGAL and SII have determined that it would be in the best interests of each of them, respectively, to enter into this Agreement and consummate the transactions contemplated herein;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1	Definitions

(1)	As used in this Agreement, the following terms have the following meanings:

“19b-4 Application” means the application to the SEC relating to the 19b-4 Approval.

“19b-4 Approval” means the required approvals under Rule 19b-4 under the U.S. Exchange Act in order to effect a listing of the Trust Units on NYSE Arca.

“ABCA” means the Business Corporations Act (Alberta).

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement having terms that are not less favourable, individually or in the aggregate, to CFCL than those set out in the Confidentiality Agreement and Section 4.11(1), provided that (a) use of confidential information provided thereunder shall be restricted to consideration of a negotiated transaction; and (b) the duration of the required standstill period may be the earlier of 12 months and the occurrence, following the entering into of the Acceptable Confidentiality Agreement, of a “spring event” (which will be defined in a manner no less favourable to CFCL than the definition of “Spring Event” in Section 4.11(3)(a)).

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only CFCL and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than SII (or any affiliate of SII or any Person acting in concert with SII or any affiliate of SII) after the date of this Agreement relating to: (a) any sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the assets or contributing 20% or more of the revenue of CFCL, CGAL or the New Administrator or of 20% or more of any class of the voting or equity securities of CFCL, CGAL or the New Administrator (or rights or interests in such voting or equity securities); (b) any take-over bid, exchange offer, sale or issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of CFCL, CGAL or the New Administrator; (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization (including conversion into an exchange traded fund or similar entity or other transaction requiring articles of amendment), recapitalization, liquidation, dissolution, winding up or exclusive license involving CFCL, CGAL or the New Administrator; (d) any transaction involving the acquisition of the Administration Agreement; or (e) any other similar transaction or series of transactions involving CFCL, CGAL, the New Administrator or the CGAL Shareholders.

“Administration Agreement” means the amended and restated administrative and consulting agreement between CFCL and CGAL dated as of November 1, 2005.

“affiliate” means, when describing a relationship between two Persons, that either one of them is under the direct or indirect control of the other, or each of them is directly or indirectly controlled by the same Person.

“Agreement” means this arrangement agreement.

“Arrangement” means an arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms thereof and of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of SII, CFCL, CGAL and the New Administrator, each acting reasonably.

“associate” has the meaning given to it in the Securities Act (Alberta).

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta or New York, New York.

“Canadian Securities Laws” means: (a) the Securities Act (Alberta), the Securities Act (Ontario) and any other applicable Canadian provincial or territorial securities Laws; and (b) the rules and regulations of the TSX.

“Certificates of Arrangement” means, collectively, the CFCL Certificate of Arrangement and the New Administrator Certificate of Arrangement.

“CFCL Arrangement Resolutions” means, collectively, the Class A Shareholder Arrangement Resolution and the Common Shareholder Arrangement Resolution.

“CFCL Articles of Arrangement” means the articles of arrangement of CFCL in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably.

“CFCL Board” means the board of directors of CFCL.

“CFCL Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to section 193 of the ABCA in respect of the CFCL Articles of Arrangement.

“CFCL Circular” means the notice of the CFCL Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the CFCL Shareholders in connection with the CFCL Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“CFCL Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by CFCL to SII with this Agreement.

“CFCL Filings” means all documents publicly filed or furnished under the profile of CFCL on SEDAR or EDGAR since October 31, 2016.

“CFCL Indemnification Obligations” means CFCL’s obligations pursuant to section 11 of the Administration Agreement to indemnify and hold harmless CGAL from and against any and all losses, costs, claims and liabilities which CGAL may suffer or incur by reason of any matter of thing which CGAL may have properly done or caused to be done pursuant to the terms of the Administration Agreement.

“CFCL Meeting” means the special meeting of CFCL Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the CFCL Arrangement Resolutions and for any other purpose as may be set out in the CFCL Circular and agreed to in writing by CFCL, SII and CGAL, each acting reasonably.

“CFCL Real Property” means the condominium where CFCL’s head office is located having the municipal address Suite 805 Hallmark Estates, 1323 – 15th Avenue, SW, Calgary, Alberta.

“CFCL Shareholders” means the Class A Shareholders and the Common Shareholders.

“CFCL Shares” means, collectively, the Class A Shares and the Common Shares.

“CFCL Special Offer Committee” means the special offer committee of the CFCL Board.

“CGAL Aggregate Cash Consideration” means a cash amount equal to (a) $105 million less (b) the aggregate Common Shareholder Consideration.

“CGAL Aggregate Consideration” means the CGAL Aggregate Cash Consideration and the CGAL Aggregate Share Consideration.

“CGAL Aggregate Share Consideration” means 6,997,387 SII Shares.

“CGAL Shares” means the common shares in the capital of CGAL.

“Class A Shareholder Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered by the Class A Shareholders at the CFCL Meeting, substantially in the form of Schedule B.

“Class A Shareholder Consideration” means the consideration to be received by the Class A Shareholders pursuant to the Plan of Arrangement consisting of, for each Class A Share, one (1) Trust Unit.

“Class A Shareholders” means the registered or beneficial holders of Class A Shares.

“Class A Shares” means the Class A non-voting shares in the capital of CFCL.

“Class A Shares Fairness Opinion” means an opinion of the Financial Advisor to the effect that, as of the date of such opinion, the Class A Shareholder Consideration is fair, from a financial point of view, to the Class A Shareholders (excluding the CGAL Shareholders).

“Collective Agreements” means, in respect of a Person, all collective bargaining agreements or union agreements currently applicable to such Person and all related Contracts and other documents, including letters or memorandums of understanding, letters of intent or other written communications with bargaining agents for any Employee of such Person which impose any obligations upon such Person.

“Common Shareholder Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered by the Common Shareholders at the CFCL Meeting, substantially in the form of Schedule C.

“Common Shareholder Consideration” means $500 in cash for each Common Share.

“Common Shareholders” means the registered or beneficial holders of Common Shares.

“Common Shares” means the common shares in the capital of CFCL.

“Common Shares Fairness Opinion” means an opinion of the Financial Advisor to the effect that, as of the date of such opinion, the Common Shareholder Consideration is fair, from a financial point of view, to the Common Shareholders (excluding the CGAL Shareholders and their family members).

“Competition Act Approval” means: (a) the issuance to SII of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act (Canada) to the effect that the Commissioner of Competition is satisfied that she or he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act (Canada) with respect to the transactions contemplated by this Agreement; or (b) both (i) the waiting period, including any extension of such waiting period, under section 123 of the Competition Act (Canada) shall have expired or been terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act (Canada) shall have been waived in accordance with paragraph 113(c) of the Competition Act (Canada) and (ii) SII shall have received a letter from the Commissioner of Competition indicating that she or he does not, as of the date of the letter, intend to make an application under section 92 of the Competition Act (Canada) in respect of the transactions contemplated by this Agreement.

“Confidentiality Agreement” means the mutual confidentiality and non-disclosure agreement dated September 6, 2017 between SII, Sprott Asset Management LP, CFCL and CGAL, as amended, supplemented or otherwise modified from time to time.

“Consideration” means, collectively, the Class A Shareholder Consideration, the Common Shareholder Consideration, the CGAL Aggregate Consideration and the SII-Held Common Share Consideration.

“Consideration Securities” means the SII Shares and Trust Units to be issued as Consideration pursuant to the Plan of Arrangement.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws and all amendments to such articles or by-laws.

“Contract” means any legally binding agreement, commitment, engagement, contract, franchise, licence, lease, obligation or undertaking (written or oral) to which a Party is a party or by which it is bound or affected or to which any of its properties or assets is subject.

“Court” means the Court of Queen’s Bench of Alberta (Calgary), or other court as applicable.

“Damages” means any losses, liabilities, damages or expenses (including legal fees and expenses) whether resulting from an action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, or a cause, matter, thing, act, omission or state of facts not involving a third party, provided that “Damages” do not include any special, consequential, punitive, aggravated or incidental damages or loss of profits except in the case of Third Party Claims.

“Declared CFCL Dividend” means the US$0.01 per Class A Share dividend declared on August 29, 2017.

“Depositary” means TSX Trust Company or such other Person as SII, CFCL and CGAL agree in writing.

“Direct Claim” means any cause, matter, thing, act, omission or state of facts not involving a Third Party Claim which entitles an Indemnified Person to make a claim for indemnification under this Agreement.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Earnout Agreement” means the earnout agreement to be entered into on the Effective Date between SII and CGAL concurrently with the Closing, in the form of Schedule I, subject to any amendments or variations to such Earnout Agreement as agreed upon by SII and CGAL, each acting reasonably.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval System.

“Effective Date” means the date shown on the Certificates of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Employee Plan” means, with respect to a Person, a health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, severance, termination, pension or supplemental retirement plans and other officer or director employment, compensation or benefit plans, policies, trusts, funds, policies, arrangements, Contracts or other agreements for the benefit of directors or former directors, Employees or former Employees, which is maintained by or binding upon such Person or in respect of which such Person has any actual or potential liability.

“Employees” means, with respect to any Person, such Person’s officers, employees and independent contractors.

“Fairness Opinions” means, collectively, the Class A Shares Fairness Opinion and the Common Shares Fairness Opinion.

“Final Order” means the final order of the Court in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal.

“Financial Advisor” means PricewaterhouseCoopers LLP.

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the above; (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indemnified Person” means a Person with indemnification rights or benefits under Section 7.2 or Section 7.3.

“Indemnifying Party” means a Party against which a claim may be made for indemnification under Section 7.2 or Section 7.3.

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) Software; and (viii) any other intellectual property and industrial property.

“Interim Order” means the interim order of the Court made pursuant to section 193 of the ABCA in a form acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the CFCL Meeting and the approval of matters related to the New Administrator Arrangement Resolution, as such order may be amended by the Court (which amendment shall be acceptable to the Parties, each acting reasonably).

“Joinder Agreement” means the joinder agreement to be entered into among the Parties and the Trust promptly following the organization and settling of the Trust and in any event prior to the Effective Date, in the form of Schedule L, subject to any amendments or variations to such Joinder Agreement as agreed by the Parties, each acting reasonably.

“Key Regulatory/Stock Exchange Approvals” means 19b-4 Approval, Competition Act Approval and the Trust Unit Stock Exchange Approvals.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, instrument, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind capable of becoming any of the foregoing, in each case, whether contingent or absolute.

“Locked-Up Shareholders” means those CFCL Shareholders specified in the CFCL Disclosure Letter.

“Management Agreement” means the management agreement to be entered into between the Trust and the Manager prior to the Effective Date, in the form of Schedule J, subject to any amendments or variations to such Management Agreement as agreed upon by the Parties and the Manager, each acting reasonably.

“Manager” means Sprott Asset Management LP, in its capacity as the manager of the Trust.

“Material Adverse Effect” means, with respect to any Person, any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of such Person and its Subsidiaries (if applicable), taken as a whole, except any such change, event, occurrence, effect, or circumstance resulting from or arising in connection with:

(a)	any fluctuations or changes in gold or silver prices;

(b)	any change affecting the industries in which the Person operates;

(c)	any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets;

(d)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(e)	any change in IFRS;

(f)	any natural disaster;

(g)	any actions taken (or omitted to be taken) upon the written request, or with the prior written consent, of all of the other Parties;

(h)	the announcement or performance of this Agreement or consummation of the Arrangement;

(i)	any change in the market price or trading volume of any securities of the Person (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of the Person trade; or

(j)	the failure of the Person in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred), provided, however, that with respect to clauses (b) through to and including (f), such matter does not have a materially disproportionate effect on the Person and its Subsidiaries (if applicable), taken as a whole, relative to other comparable companies and entities operating in the industries in which the Person and its Subsidiaries (if applicable) operate; and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minority Common Shareholders” means the Common Shareholders other than the CGAL Shareholders and their family members.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“Money Laundering Laws” means financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering.

“New Administrator Arrangement Resolution” means the written resolution of the sole shareholder of New Administrator approving the Plan of Arrangement in the form of Schedule D delivered to CFCL and SII concurrently with the execution of this Agreement.

“New Administrator Articles of Arrangement” means the articles of arrangement of the New Administrator in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably.

“New Administrator Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to section 193 of the ABCA in respect of the New Administrator Articles of Arrangement.

“New Administrator Shares” means the common shares in the capital of the New Administrator.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“officer” has the meaning specified in the Securities Act (Alberta).

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party and is taken in the ordinary course of the normal day-to-day operations of the business of such Party.

“Outside Date” means January 2, 2018 or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date has not occurred by January 2, 2018 as a result of the failure to obtain all of the Key Regulatory/Stock Exchange Approvals, then SII, CFCL or CGAL may elect by notice (any such notice given by SII being, an “SII Outside Date Extension Notice”) in writing to the other Parties prior to the original Outside Date (and any subsequent Outside Date) to extend such date in one (1) month increments for up to an additional three (3) months, provided further that if permitted extension of the Outside Date were to cause the Outside Date to not occur on a Business Day, the first Business Day thereafter shall be deemed to be the Outside Date).

“Parties” means SII, CFCL, CGAL, New Administrator and the CGAL Shareholders and “Party” means any one of them and, following its execution and delivery of the Joinder Agreement, the Trust.

“Permitted Acquisition Agreement” means, an agreement, arrangement or understanding entered into by CFCL prior to the approval by the CFCL Shareholders of the CFCL Arrangement Resolutions to implement, pursue or support a Superior Proposal, which:

(a)	provides that all obligations of CFCL (other than confidentiality) contained in the agreement, arrangement or understanding are effective only following the satisfaction of conditions precedent that (i) the Class A Shareholder Arrangement Resolution shall have failed to receive the requisite vote of the Class A Shareholders at the CFCL Meeting in accordance with the Interim Order, (ii) the Termination Fee has been paid by CFCL to SII pursuant to Section 8.3, and (iii) this Agreement has been validly terminated;

(b)	other than any filing or notice as required by applicable Law prior to the satisfaction of the conditions precedent referred to in clause (a) above, does not require CFCL to take any further steps in respect of the Superior Proposal, including any filing or notice to any Governmental Entity, until the conditions precedent referred to in clause (a) above have been satisfied;

(c)	terminates automatically in accordance with its terms, and is of no further force or effect, immediately upon the failure of condition precedent referred to in clause (a)(i) above to be satisfied;

(d)	does not contain any provisions providing for the payment of any amount or the taking of any other action by CFCL as a result of the completion of the transactions contemplated by this Agreement or the failure to satisfy the conditions precedent referred to in clause (a) above;

(e)	does not impose or provide for any “hello”, “break”, termination or other fees or expenses payable by CFCL or options or rights to acquire assets of securities of CFCL, other than which are effective only following the satisfaction of the conditions precedent referred to in clause (a) above; and

(f)	such agreement, arrangement or understanding does not by its terms otherwise prevent, delay or inhibit, in any way, CFCL from completing the Arrangement in accordance with the terms of this Agreement unless and until such time as the conditions precedent referred to in clause (a) above are satisfied.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance the terms thereof or with Section 9.1 or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably.

“Proxy Solicitation Firms” means such proxy solicitation firm or firms as CFCL, CGAL and SII agree in writing, each acting reasonably.

“Registrar” means the Registrar appointed pursuant to section 263(1) of the ABCA.

“Regulatory/Stock Exchange Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement or the listing of the Trust Units issuable pursuant to the Arrangement on the TSX and NYSE Arca, including the Key Regulatory/Stock Exchange Approvals.

“Reorganization Transactions” means (a) the transfer of the Transferred Assets (as defined in the Plan of Arrangement) to the Trust in exchange for Trust Units and the assumption of the Transferred Liabilities (as defined in the Plan of Arrangement) pursuant to section 2.3(e) of the Plan of Arrangement; (b) the redemption of the Class A Shares by CFCL in exchange for Trust Units pursuant to section 2.3(g) of the Plan of Arrangement; (c) the redemption of the Common Shares by CFCL in exchange for Trust Units pursuant to section 2.3(h) of the Plan of Arrangement; and (d) the liquidation of CFCL pursuant to section 4.19 of this Agreement.

“Representative” means, with respect to any Party, an officer, director, employee, representative (including any financial or other adviser) or agent of the Party.

“SEC” means the United States Securities and Exchange Commission.

“Securities Authorities” means: (a) in Canada, the Alberta Securities Commission, the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada; and (b) in the United States, the SEC and any applicable securities regulatory authority of a U.S. state, possession or territory, or the District of Columbia.

“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Settlor” means a person to be designated by SII, acting reasonably, that will establish the Trust pursuant to the Trust Agreement.

“SII-Held Common Share Consideration” means the consideration to be received by SII, as a holder of Common Shares, pursuant to Section 2.3(h) of the Plan of Arrangement consisting of, for each Common Share, one (1) Trust Unit.

“SII Filings” means all documents publicly filed under the profile of SII on SEDAR since December 31, 2016.

“SII Outside Date Extension Notice” has the meaning specified in the definition of “Outside Date” in Section 1.1(1).

“SII Permitted Dividends” means, in respect of SII Shares, a dividend not in excess of $0.03 per SII Share per quarter consistent with the current practice (including with respect to timing) of SII.

“SII Shares” means the common shares in the capital of SII.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of a Subsidiary.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party to acquire not less than all of the outstanding Class A Shares and Common Shares or all or substantially all of the assets and liabilities of CFCL that: (a) did not result from or involve a breach of Article 5; (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (c) is not subject to any financing contingency and in respect of which adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (d) is not subject to any due diligence or access condition; and (e) that the CFCL Board determines, in its good faith judgment, after consultation with its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction that is (i) more favourable, from a financial point of view, to the Class A Shareholders than the Arrangement and (ii) no less favourable, from a financial point of view, to the Common Shareholders than the Arrangement (in each case, including any amendments to the terms and conditions of the Arrangement proposed by SII pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) above as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any Person.

“Termination Fee” means $5.0 million, or where the Expense Reimbursement Amount has been paid, $7.5 million.

“Third Party Claim” means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Person which entitles the Indemnified Person to make a claim for indemnification under this Agreement.

“Trust” means the Sprott Physical Gold and Silver Trust, a trust to be established prior to the Effective Date under the laws of the Province of Ontario pursuant to the Trust Agreement.

“Trust Agreement” means the trust agreement to be entered into among the Settlor, the Manager and the Trustee, as trustee, prior to the Effective Date, in the form of Schedule K, subject to any amendments or variations to such Trust Agreement as agreed by the Parties, each acting reasonably, and the Trustee.

“Trust Unit Stock Exchange Approvals” means the conditional approval to the listing of the Trust Units issuable pursuant to the Arrangement on the TSX, and approval, subject to official notice of issuance, of the listing of the Trust Units issuable pursuant to the Arrangement on NYSE Arca.

“Trust Units” means the units of the Trust.

“Trustee” means RBC Investor Services Trust, a trust company organized under the federal laws of Canada, or such other Person as SII, CFCL and CGAL agree in writing.

“TSX” means the Toronto Stock Exchange.

“United States” means the Unites States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Securities Laws” means: (a) federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder; and (b) the rules and regulations of NYSE American and of the NYSE Arca.

“U.S. Tax Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Voting Support Agreements” means each agreement between SII, on the one hand, and the Locked-Up Shareholders, on the other, dated as of the date hereof.

(2)	The following terms are defined elsewhere in this Agreement, as indicated below:

“Administrator Business”	Section 4.15(2)(a)
“Beneficiaries”	Section 9.5(1)
“Central Excluded Claims”	Section 4.12(9)(b)
“Central Post-Signing Released Claims”	Section 4.12(9)(c)
“Central Pre-Signing Released Claims”	Section 4.12(9)(d)
“Central Released Persons”	Section 4.12(9)(e)
“CFCL”	Preamble
“CFCL Board Recommendation”	Section 2.4(2)
“CGAL”	Preamble
“CGAL Deductible”	Section 7.2(4)
“CGAL Fundamental Representations”	Section 7.1(3)(a)
“CGAL Shareholder” or “CGAL Shareholders”	Preamble
“Change in Recommendation”	Section 8.1(1)(f)(ii)
“CIBC”	Section 4.18
“Claims”	Section 4.12(9)(a)
“Closing”	Section 2.7(2)
“Confidential Proposal”	Section 4.11(2)
“Exclusivity Agreement”	Section 4.12(9)(f)
“Expense Reimbursement Amount”	Section 8.4(2)
“HSR Act”	Paragraph (37) of Schedule E
“Matching Period”	Section 5.4(1)(e)
“New Administrator”	Preamble

“New Administrator Pre-Closing Tax Period”	Section 7.2(1)(b)
“Notice”	Section 9.2
“Section 3(a)(10) Exemption”	Section 2.10(1)
“SII”	Preamble
“SII Deductible”	Section 7.3(3)
“SII Fundamental Representations”	Section 7.3(3)
“Spring Event”	Section 4.11(3)(a)
“Sprott Excluded Claims”	Section 4.12(9)(g)
“Sprott Post-Signing Released Claims”	Section 4.12(9)(h)
“Sprott Pre-Signing Released Claims”	Section 4.12(9)(i)
“Sprott Released Persons”	Section 4.12(9)(j)
“Standstill Period”	Section 4.11(3)(b)
“Superior Proposal Notice”	Section 5.4(1)(c)
“Terminating Party”	Section 4.7(3)
“Termination Fee Event”	Section 8.3(1)
“Termination Notice”	Section 4.7(3)

Section 1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to sums of money or to “$” are references to Canadian dollars. All references to “US$” are references to United States dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning, means “the aggregate (or total or sum), without duplication, of”. Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means copies of the subject materials were provided to SII or its Representatives.

(5)	Control. A Person is considered to “control” another Person if: (a) the first Person beneficially owns, or directly or indirectly exercises control or direction over, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; or (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (c) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

(6)	Capitalized Terms. All capitalized terms used in any Schedule or the CFCL Disclosure Letter have the meanings ascribed to them in this Agreement.

(7)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of: (a) CFCL, it is deemed to refer to the actual knowledge of the following directors and officers of CFCL after reasonable inquiry (i) J.C. Stefan Spicer (Chairman, President and Chief Executive Officer and director), (ii) Catherine A. Spackman (Treasurer and Chief Financial Officer), (iii) John S. Elder (Secretary and Counsel), (iv) Barry R. Cooper (director and Chair of the CFCL Special Offer Committee), and (v) Bruce D. Heagle (director and Chair of the audit committee of the CFCL Board); (b) SII, it is deemed to refer to the actual knowledge of the following officers of SII after reasonable inquiry (i) Peter Grosskopf (Chief Executive Officer), (ii) Kevin Hibbert (Chief Financial Officer and Corporate Secretary) and (iii) Arthur Einav (General Counsel); or (c) CGAL, New Administrator or any CGAL Shareholder, it is deemed to refer to the actual knowledge of any of the CGAL Shareholders after reasonable inquiry. Each of CFCL and SII confirms that it and such directors and officers, as applicable, have made due and diligent inquiries of such Persons as they consider necessary as to the matters that are the subject of the representations and warranties. Each of the CGAL Shareholders confirms that it has made due and diligence inquiries of such Persons as they consider necessary to the matters that are the subject of the representations and warranties.

(8)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of CFCL required to be made shall be made in a manner consistent with IFRS.

(9)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(10)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(11)	Time References. References to time are to local time, Calgary, Alberta.

(12)	Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

Section 1.3	Schedules and CFCL Disclosure Letter

(1)	The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)	The CFCL Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed except in accordance with the Confidentiality Agreement.

Article 2
tHE aRRANGEMENT

Section 2.1	Arrangement

SII, the Trust, CFCL, CGAL, New Administrator and the CGAL Shareholders agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement, CFCL and New Administrator shall jointly apply in a manner reasonably acceptable to SII pursuant to section 193 of the ABCA and prepare, file and diligently pursue a joint application for the Interim Order, which must provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the CFCL Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval for:

(i)	the Class A Shareholder Arrangement Resolution shall be:

(A)	66 2/3% of the votes cast on the Class A Shareholder Arrangement Resolution by Class A Shareholders present in person or represented by proxy at the CFCL Meeting voting separately as a single class; and

(B)	a majority of the votes cast on the Class A Shareholder Arrangement Resolution by Class A Shareholders present in person or represented by proxy at the CFCL Meeting, excluding for this purpose votes attached to Class A Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(ii)	the Common Shareholder Arrangement Resolution shall be:

(A)	66 2/3% of the votes cast on the Common Shareholder Arrangement Resolution by Common Shareholders present in person or represented by proxy at the CFCL Meeting voting separately as a single class; and

(B)	a majority of the votes cast on the Common Shareholder Arrangement Resolution by Common Shareholders present in person or represented by proxy at the CFCL Meeting, excluding for this purpose votes attached to Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101; and

(iii)	the New Administrator Arrangement Resolution shall be a written resolution of the sole shareholder of New Administrator and shall be satisfied by the New Administrator Arrangement Resolution delivered to CFCL and SII concurrently with the execution of this Agreement;

(c)	that, in all other respects, the terms, restrictions and conditions of CFCL’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the CFCL Meeting;

(d)	for the grant of the Dissent Rights to those CFCL Shareholders who are registered Common Shareholders or Class A Shareholders;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that it is the intention of SII and the Trust to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act in connection with the offer and sale of the applicable Consideration Securities in accordance with the Arrangement, subject to and conditioned upon the Court’s approval, following a hearing, of the Arrangement, which approval through the issuance of the Final Order will constitute its determination of the fairness and reasonableness of the terms and conditions of the Arrangement;

(g)	that the CFCL Meeting may be adjourned or postponed from time to time by CFCL in accordance with the terms of this Agreement without the need for additional approval of the Court;

(h)	confirmation of the record date for the purposes of determining the CFCL Shareholders (which record date shall be the same for Class A Shareholders and Common Shareholders) entitled to receive material and vote at the CFCL Meeting;

(i)	that the record date for the CFCL Shareholders entitled to notice of and to vote at the CFCL Meeting will not change in respect of any adjournment(s) or postponement(s) of the CFCL Meeting, unless required by Law;

(j)	that the deadline for the submission of proxies by CFCL Shareholders for the CFCL Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) prior to the CFCL Meeting, subject to waiver by CFCL in accordance with the terms of this Agreement; and

(k)	for such other matters as SII may reasonably require, subject to obtaining the prior written consent of the other Parties, such consent not to be unreasonably withheld, conditioned or delayed.

Section 2.3	The CFCL Meeting

CFCL shall:

(a)	convene and conduct the CFCL Meeting in accordance with the Interim Order, CFCL’s Constating Documents and Law as soon as reasonably practicable, and in any event on or before November 30, 2017, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the CFCL Meeting without the prior written consent of SII, except:

(i)	in the case of an adjournment, as required for quorum purposes, by applicable Law or by a Governmental Entity, subject to having first consulted with SII in good faith; or

(ii)	as required under Section 5.4(5);

(b)	other than following a permissible recommendation of a Superior Proposal and/or acceptance, approval or entry into of a Permitted Acquisition Agreement, in each case as contemplated in Section 5.4(1), use commercially reasonable efforts to jointly (subject to the limitations set out in Section 2.3(b) the CFCL Disclosure Letter) solicit proxies with SII in favour of the approval of the CFCL Arrangement Resolutions and against any resolution submitted by any CFCL Shareholder that is inconsistent with the CFCL Arrangement Resolutions and the completion of any of the transactions contemplated by this Agreement, using the Proxy Solicitation Firms at SII’s expense as provided in Section 8.4(3);

(c)	provide SII with copies of or access to information regarding the CFCL Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by SII;

(d)	other than following a permissible recommendation of a Superior Proposal and/or acceptance, approval or entry into a Permitted Acquisition Agreement, in each case as contemplated in Section 5.4(1), permit SII to solicit, on behalf of the management of CFCL, proxies in favour of the CFCL Arrangement Resolutions in compliance with Law, through the Proxy Solicitation Firms at SII’s expense as provided in Section 8.4(3), and disclose in the CFCL Circular that SII may make such solicitations;

(e)	consult with SII in fixing the date of the CFCL Meeting, give notice to SII of the CFCL Meeting and allow SII’s representatives and legal counsel to attend the CFCL Meeting;

(f)	promptly advise SII, at such times as SII may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the CFCL Meeting, as to the aggregate tally of the proxies received by CFCL in respect of each of the CFCL Arrangement Resolutions;

(g)	promptly advise SII of any written communication delivered to CFCL or any of its Representatives from any CFCL Shareholder opposing the Arrangement, any written notice of dissent, purported exercise or withdrawal of Dissent Rights, and any written communications sent by or on behalf of CFCL to any CFCL Shareholder exercising or purporting to exercise Dissent Rights;

(h)	provide SII with an opportunity to review and comment on any written communication sent by or on behalf of CFCL to any CFCL Shareholder exercising or purporting to exercise Dissent Rights and not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of SII;

(i)	not, without the prior written consent of SII, change the record date for the CFCL Shareholders entitled to vote at the CFCL Meeting in connection with any adjournment or postponement of the CFCL Meeting unless required by Law;

(j)	not without the prior written consent of SII, waive the deadline for the submission of proxies by CFCL Shareholders for the CFCL Meeting;

(k)	at the request of SII from time to time, provide SII with a list (in both written and electronic form) of: (i) the registered CFCL Shareholders, together with their addresses and respective holdings of CFCL Shares; (ii) the names, addresses and holdings of all Persons having rights issued by CFCL to acquire CFCL Shares; and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of CFCL Shares, together with their addresses and respective holdings of CFCL Shares. CFCL shall from time to time require that its registrar and transfer agent furnish SII with such additional information, including updated or additional lists of CFCL Shareholders, and lists of securities positions and other assistance as SII may reasonably request in order to be able to communicate with respect to the Arrangement with the CFCL Shareholders and with such other Persons as are entitled to vote on the CFCL Arrangement Resolutions; and

(l)	notwithstanding the receipt by CFCL of a Superior Proposal in accordance with Article 5, unless otherwise agreed to in writing by SII, continue to take all steps necessary to hold the CFCL Meeting and to cause the Arrangement to be voted on at the CFCL Meeting by both the Class A Shareholders and the Common Shareholders and not propose to adjourn or postpone the CFCL Meeting other than as contemplated by Section 2.3(a).

Section 2.4	The CFCL Circular

(1)	CFCL shall promptly prepare and complete, in consultation with the other Parties, the CFCL Circular together with any other documents required by Law in connection with the CFCL Meeting and the Arrangement, and CFCL shall, promptly after obtaining the Interim Order, cause the CFCL Circular and such other documents to be filed and sent to each CFCL Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the CFCL Meeting to be held by the date specified in Section 2.3(a).

(2)	CFCL shall ensure that the CFCL Circular complies in material respects with Law, does not contain any Misrepresentation (except that CFCL shall not be responsible for any information included in the CFCL Circular relating to SII and its affiliates that was provided by SII expressly for inclusion in the CFCL Circular pursuant to Section 2.4(4)) and provides the CFCL Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the CFCL Meeting. Without limiting the generality of the foregoing, the CFCL Circular must include: (i) a copy of each of the Fairness Opinions; (ii) a statement that each of the CFCL Special Offer Committee and the CFCL Board has received the Fairness Opinions, and each has unanimously (with all directors other than Barry Cooper and Glenn Fox abstaining as conflicted directors), after receiving legal and financial advice, determined that the Arrangement is in the best interests of CFCL and recommends that the Class A Shareholders and Minority Common Shareholders vote in favour of the applicable CFCL Arrangement Resolutions (the “CFCL Board Recommendation”); and (iii) statements that each Locked-Up Shareholder has signed a Voting Support Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their CFCL Shares in favour of the applicable CFCL Arrangement Resolution and against any resolution submitted by any CFCL Shareholder that is inconsistent with the Arrangement. The CFCL Circular shall also contain such information as may be required to allow SII and the Trust to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the offer and sale of the Consideration Securities pursuant to the Arrangement.

(3)	CFCL shall give SII and its legal counsel a reasonable opportunity to review and comment on drafts of the CFCL Circular and other related documents, and shall give reasonable consideration to any comments made by SII and its counsel, and agrees that all information relating solely to SII or the Trust included in the CFCL Circular must be in a form and content satisfactory to SII, acting reasonably.

(4)	SII shall provide all necessary information concerning SII and the Trust that is required by Law to be included by CFCL in the CFCL Circular or other related documents to CFCL in writing, and shall use its commercially reasonable efforts to ensure that such information does not contain any Misrepresentation. SII and the Trust acknowledge and agree that CFCL and its advisors, in preparing the Circular, will assume that SII and the Trust will comply with all of their covenants and agreements under this Agreement and the Plan of Arrangement, including without limitation, all covenants and agreements which apply to matters occurring after the Effective Date.

(5)	CGAL shall provide all necessary information concerning the CGAL Shareholders and New Administrator that is required by Law to be included by CFCL in the CFCL Circular or other related documents to CFCL in writing, and shall use its commercially reasonable efforts to ensure that such information does not contain any Misrepresentation.

(6)	SII agrees that it shall be liable to and hereby indemnifies and saves harmless CFCL and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which CFCL or its Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the CFCL Circular that was provided by SII pursuant to Section 2.4(4), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

(7)	CGAL agrees that it shall be liable to, and hereby indemnifies and saves harmless CFCL and SII (including their respective affiliates) and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which CFCL or SII (including their respective affiliates) or their respective Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the CFCL Circular that was provided by CGAL concerning the CGAL Shareholders or New Administrator pursuant to Section 2.4(5), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

(8)	Each Party shall promptly notify the other Parties if it becomes aware that the CFCL Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and CFCL shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the CFCL Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5	Final Order

If the Interim Order is obtained and the CFCL Arrangement Resolutions are passed as provided in the Interim Order at the CFCL Meeting, CFCL and New Administrator shall take all steps necessary or desirable to submit a joint application to the Court in respect of the Arrangement and diligently pursue a joint application for the Final Order pursuant to section 193 of the ABCA, as soon as reasonably practicable, but in any event not later than four (4) Business Days after the CFCL Arrangement Resolutions are passed at the CFCL Meeting as provided for in the Interim Order.

Section 2.6	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, CFCL and New Administrator shall each:

(a)	diligently pursue, and cooperate with SII in diligently pursuing, the Interim Order and the Final Order;

(b)	provide legal counsel to SII with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)	provide SII with copies of any notice of appearance, evidence or other documents served on them or their legal counsel in respect of the joint application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with SII’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided SII is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases SII’s obligations, or diminishes or limits SII’s rights, set forth in any such filed or served materials or under this Agreement;

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, SII; and

(g)	not object to legal counsel to SII making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.7	Articles of Arrangement and Effective Date

(1)	CFCL and New Administrator shall concurrently file the CFCL Articles of Arrangement and the New Administrator Articles of Arrangement, respectively, with the Registrar no later than the third (3rd) Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties, and the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Law.

(2)	The closing of the Arrangement (the “Closing”) will take place at the offices of Stikeman Elliott LLP in Toronto, Ontario, Canada, or at such other location as may be agreed upon by the Parties.

Section 2.8	Payment of Consideration

SII will, and as applicable will cause the Trust to, on the Effective Date (and prior to the Arrangement becoming effective or the making of any filings under the ABCA in order for the Arrangement to become effective) deposit in escrow:

(a)	with the Depositary (the terms and conditions of such escrow to be satisfactory to SII, CFCL and CGAL, each acting reasonably) sufficient funds, SII Shares and Trust Units to satisfy the aggregate Consideration payable to CFCL Shareholders pursuant to the Plan of Arrangement; and

(b)	with the Depositary (the terms and conditions of such escrow to be satisfactory to SII and CGAL, each acting reasonably) sufficient funds and SII Shares to satisfy the CGAL Aggregate Consideration payable to CGAL pursuant to the Plan of Arrangement.

Section 2.9	Withholding Taxes

(1)	Other than in respect of the CGAL Aggregate Consideration, CFCL, SII, the Trust and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct CFCL, SII, the Trust or the Depositary, to deduct and withhold on their behalf, from any Consideration payable or otherwise deliverable to any CFCL Shareholders under the Plan of Arrangement such amounts as CFCL, SII, the Trust or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such Consideration under any provision of any Law in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the Consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to CFCL Shareholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. Without limiting the foregoing, CFCL and SII presently expect that there will not be withholding in respect of such Consideration payable or otherwise deliverable to J.C. Stefan Spicer or Philip M. Spicer.

(2)	In respect of the CGAL Aggregate Consideration, SII and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct SII or the Depositary, to deduct and withhold on their behalf, from any CGAL Aggregate Consideration payable or otherwise deliverable to CGAL under the Plan of Arrangement such amounts as SII or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such CGAL Aggregate Consideration under any provision of any Law in respect of Taxes, provided, however, that SII, or the Depositary, as applicable, shall notify CGAL of its intent to withhold not less than ten (10) days prior to making such withholding and shall permit CGAL to reduce the amount so withheld, if possible, including through the provision of any tax forms, information, reports or certificates. Any such amounts will be deducted, withheld and remitted from the CGAL Aggregate Consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to CGAL in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. Without limiting the foregoing, SII and CGAL presently expect that there will not be withholding in respect of the CGAL Aggregate Consideration.

Section 2.10	U.S. Securities Law Matters

(1)	The Parties intend that the issuance of the SII Shares and the Trust Units under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the exemption provided by section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”). Each Party shall act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement set forth in this Section 2.10.

(2)	In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement shall be carried out on the following basis:

(a)	the Arrangement shall be subject to the approval of the Court;

(b)	prior to the issuance of the Interim Order, the Court shall be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption in connection with the Arrangement;

(c)	the Court shall be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to each Person entitled to receive SII Shares or Trust Units on the completion of the Arrangement;

(d)	the Arrangement is approved by the Court as being fair and reasonable in accordance with the requirements of section 193 of the ABCA;

(e)	CFCL shall ensure that each Person entitled to receive SII Shares or Trust Units on completion of the Arrangement shall be given adequate notice advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right;

(f)	each Person to whom SII Shares or Trust Units shall be issued pursuant to the Arrangement shall be advised that such SII Shares or Trust Units have not been registered under the U.S. Securities Act and shall be issued by SII or the Trust, as applicable, in reliance upon the Section 3(a)(10) Exemption;

(g)	the Interim Order will specify that each Person to whom SII Shares or Trust Units shall be issued pursuant to the Arrangement shall have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as such security holder enters an appearance within a reasonable time;

(h)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair and reasonable as to its terms and conditions to each Person entitled to receive SII Shares or Trust Units on completion of the Arrangement; and

(i)	the Final Order shall include a statement in the preamble to substantially the following effect:

“This Order is granted by the Court upon being advised that the Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of common shares of Sprott Inc. and trust units of Sprott Physical Gold and Silver Trust pursuant to the Plan of Arrangement.”

(3)	All SII Shares and Trust Units issued to each Person in the United States shall be registered or qualified under the securities laws of each state, territory or possession or district of the United States in which any Person entitled to receive such securities is located, unless an exemption from such state securities law registration or qualification requirements is available.

Section 2.11	Trust Matters

Prior to the Effective Date, SII shall:

(a)	cause the Trust to be organized and settled under the laws of the Province of Ontario pursuant to the Trust Agreement;

(b)	cause the Trust to be classified as an association taxable as a corporation for U.S. federal income tax purposes;

(c)	cause the Manager and the Trust to enter into the Management Agreement;

(d)	do or cause to be done all actions and things as are contemplated to be done by the Trust under this Agreement and, pursuant to the Joinder Agreement, for this Agreement to be the valid and binding obligation of the Trust and enforceable against it in accordance with its terms; and

(e)	do or cause to be done such actions as to make the representations and warranties given by SII herein in respect of the Trust true in all respects as at the Effective Time.

Section 2.12	United States Tax Matters

For United States federal income tax purposes, the Parties intend to adopt this Agreement and the Plan of Arrangement as a plan of reorganization and to treat the Reorganization Transactions as contemplated hereunder and thereunder as a single integrated transaction qualifying as a reorganization in accordance with the provisions of Section 368(a)(1)(D) and Section 368(a)(1)(F) of the U.S. Tax Code.  Each Party shall use its commercially reasonable efforts to cause the Reorganization Transactions contemplated by this Agreement to qualify as a "reorganization" within the meaning of Section 368(a)(1)(D) and Section 368(a)(1)(F) of the U.S. Tax Code. No party shall take any action, fail to take any action, cause any action to be taken, or cause any action to fail to be taken that could reasonably be expected to prevent the Reorganization Transactions from qualifying as a reorganization in accordance with Section 368(a)(1)(D) and Section 368(a)(1)(F) of the U.S. Tax Code. Each of the Parties shall report the Reorganization Transactions contemplated by this Agreement as a "reorganization" within the meaning of Section 368(a) of the U.S. Tax Code (to the extent that such transactions are reportable under the U.S. Tax Code) and shall not take any position that is contrary to such treatment, unless required pursuant to a "determination" within the meaning of Section 1313(a) of the U.S. Tax Code.

Section 2.13	CGAL Shareholders Pre-Effective Date Guarantee

Until the Effective Time, each of the CGAL Shareholders hereby absolutely and unconditionally guarantees, as principal and not as surety, the performance by CGAL and New Administrator (and their respective successors and permitted assigns) of each of their respective obligations, including payment of any liabilities, under this Agreement, as the same may be amended, changed, replaced, settled, compromised or otherwise modified from time to time, but subject to the terms hereof, and irrespective of any bankruptcy, insolvency, dissolution, winding-up, termination of the existence of or other matter whatsoever respecting CGAL, New Administrator or any of their respective successors or permitted assigns. For greater certainty, such guarantee shall terminate at the Effective Time.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of CFCL

(1)	Except as: (i) set forth in the CFCL Filings (excluding any cautionary language or description of risk factors or similar language contained therein) or (ii) set forth in the CFCL Disclosure Letter, CFCL represents and warrants to SII as set forth in Schedule E and acknowledges and agrees that SII is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	Contemporaneously with the execution and delivery of this Agreement, CFCL will deliver to SII the CFCL Disclosure Letter, which will set forth the disclosures, exceptions and exclusions contemplated or permitted by this Agreement, including certain exceptions and exclusions to the representations and warranties and covenants of CFCL contained in this Agreement. The disclosure of any item in the CFCL Disclosure Letter shall constitute disclosure or, as applicable, exclusion of that item for the CFCL Disclosure Letter where the relevance of that item as an exception to (or a disclosure for the purposes of) any representations and warranties is reasonably apparent on its face.

(3)	SII agrees and acknowledges that, except as expressly set forth in this Agreement, neither CFCL nor any other Person on behalf of CFCL has made or makes any representation or warranty, express or implied, at law or in equity, either written or oral, with respect to CFCL and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, CFCL expressly disclaims any representation or warranty that is not set forth in this Agreement.

Section 3.2	Representations and Warranties of CGAL and the CGAL Shareholders

(1)	CGAL and the CGAL Shareholders jointly and severally represent and warrant to SII as set forth in Schedule F and acknowledge and agree that SII is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	SII agrees and acknowledges that, except as expressly set forth in this Agreement, neither CGAL nor any CGAL Shareholder nor any other Person on behalf of CGAL or any CGAL Shareholder has made or makes any representation or warranty, express or implied, at law or in equity, either written or oral, with respect to CGAL, New Administrator or the CGAL Shareholders and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, CGAL and the CGAL Shareholders expressly disclaim any representation or warranty that is not set forth in this Agreement.

Section 3.3	Representations and Warranties of SII

(1)	Except as set forth in the SII Filings (excluding any cautionary language or description of risk factors or similar language contained therein), SII represents and warrant to CFCL as set forth in Schedule G and acknowledge and agree that CFCL is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	Except as set forth in the SII Filings, SII represents and warrants to CGAL as set forth in Schedule H and acknowledges and agrees that CGAL is relying upon such representations and warranties in connection with the entering into of this Agreement.

(3)	Each of CFCL and CGAL agrees and acknowledges that, except as expressly set forth in this Agreement, neither SII nor any other Person on behalf of SII has made or makes any representation or warranty, express or implied, at law or in equity, either written or oral, with respect to SII and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, SII expressly disclaims any representation or warranty that is not set forth in this Agreement.

Article 4
COVENANTS

Section 4.1	Conduct of Business of CFCL, CGAL and the New Administrator

(1)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	CFCL and CGAL shall each, except as expressly required under this Agreement, conduct business in the Ordinary Course; and

(b)	New Administrator shall not conduct any transactions or carry on business except in connection with the transactions contemplated in this Agreement.

(2)	Without limiting the generality of Section 4.1(1)(a), and without derogating from the obligations of CFCL in Section 4.2, during the period specified in Section 4.1(1) CFCL shall use its commercially reasonable efforts to preserve intact the current business organization of CFCL, and maintain good relations with, and the goodwill of, investors, creditors, and all other Persons having business relationships with CFCL, and, except with the prior written consent of SII, not to be unreasonably withheld, or as set forth in the corresponding section of the CFCL Disclosure Letter or as expressly contemplated under this Agreement, CFCL shall not during the period specified in Section 4.1(1):

(a)	amend its Constating Documents;

(b)	split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) other than pay the Declared CFCL Dividend;

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock, including pursuant to its normal course issuer bid for Class A Shares;

(d)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of any CFCL Shares;

(e)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses or form any Subsidiary thereof;

(f)	sell, lease, transfer or otherwise dispose of any of its assets, other than sales of gold and silver bullion (i) to pay expenses in connection with the transactions contemplated herein, or (ii) in the Ordinary Course to finance ongoing operations;

(g)	prepay any indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(h)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(i)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(j)	make any bonus or profit sharing distribution or similar payment of any kind;

(k)	other than as required under the Administration Agreement, incur any liabilities or obligations which, individually or in the aggregate, exceed $100,000;

(l)	make any change in its methods of accounting, except as required by concurrent changes in IFRS;

(m)	hire any employee(s) or appoint any new directors or officers;

(n)	pay any wages, salaries, bonuses or other remuneration of any director or officer

(o)	(i) adopt, enter into or amend any Employee Plan; (ii) pay any benefit to any director or officer; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer; or (iv) take or propose any action to effect any of the foregoing;

(p)	cancel, waive, release, assign, settle or compromise any claims or rights;

(q)	compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of CFCL;

(r)	amend or modify, or terminate or waive any right under, any Contract to which CFCL is a party or enter into any Contract;

(s)	amend, modify or terminate any insurance policy of CFCL;

(t)	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any Authorizations necessary to conduct its business as now conducted, and use its commercially reasonable efforts to maintain such Authorizations

(u)	other than the CFCL Meeting, convene any special meeting of Class A Shareholders and/or Common Shareholders;

(v)	make, change or revoke any Tax election or settle or compromise any Tax liability; or

(w)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	Without limiting the generality of Section 4.1(1)(a), and without derogating from the obligations of CGAL in Section 4.2, CGAL shall use its commercially reasonable efforts to preserve intact the current business organization of CGAL, and maintain good relations with, and the goodwill of, investors, creditors, and all other Persons having business relationships with CFCL, CGAL and New Administrator, and, except with the prior written consent of SII (with respect to clauses (a) and (b) below, not to be unreasonably withheld, conditioned or delayed), CGAL shall not during the period specified in Section 4.1(1):

(a)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock;

(b)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of any CGAL Shares;

(c)	deliver, sell, pledge or otherwise encumber, or authorize the delivery, sale, pledge or other encumbrance of any shares of New Administrator’s capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of any New Administrator Shares;

(d)	amend or modify, or terminate or waive any right under the Administration Agreement;

(e)	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any Authorizations necessary to conduct its business as now conducted, and use its commercially reasonable efforts to maintain such Authorizations; or

(f)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(4)	Without derogating from the obligations of New Administrator in Section 4.2, New Administrator, except with the prior written consent of SII, shall not during the period specified in Section 4.1(1):

(a)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock;

(b)	except in connection with the issuance by New Administrator to CGAL of common shares of New Administrator pursuant to section 2.3(a) of the Plan of Arrangement, issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of any New Administrator Shares; or

(c)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(5)	Neither CGAL Shareholder, except with the prior written consent of SII, shall during the period specified in Section 4.1(1):

(a)	deliver, sell, pledge or otherwise encumber, or authorize the delivery, sale, pledge or other encumbrance of any shares of CGAL’s capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests; or

(b)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Section 4.2	CFCL, CGAL and New Administrator Covenants Regarding the Arrangement

(1)	Subject to Section 4.4 in respect of the Regulatory/Stock Exchange Approvals, CFCL, CGAL and New Administrator shall each use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)	using its commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its influence or control;

(b)	using its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are necessary or advisable in connection with the Arrangement;

(c)	using its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(d)	carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(e)	using its commercially reasonable efforts to effect all necessary registrations, filing and submissions of information required by Governmental Entities or pursuant to Canadian Securities Laws or U.S. Securities Laws required from CFCL, CGAL or New Administrator relating to the Arrangement; and

(f)	not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

(2)	CFCL, CGAL and the New Administrator shall each promptly, and in any event within two (2) Business Days (or, in the case of Section 4.2(2)(a), one (1) Business Day) notify SII of:

(a)	to its knowledge any Material Adverse Effect in respect of CFCL;

(b)	any notice or other communication received from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)	unless prohibited by Law, any notice or other communication received from any Governmental Entity in connection with this Agreement (and CFCL CGAL or New Administrator, as applicable, shall contemporaneously provide a copy of any such written notice or communication to SII); or

(d)	to its knowledge, any filing, actions, suits, claims, investigations or proceedings commenced, threatened against, relating to or involving or otherwise affecting CFCL or New Administrator, or that relate to this Agreement or the Arrangement.

(3)	CFCL shall promptly, and in any event within two (2) Business Days, notify SII of any fact or circumstance within CFCL's knowledge which reasonably may cause the Reorganization Transactions to fail to qualify as a “reorganization” under Section 368(a)(1) of the U.S. Tax Code.

(4)	Prior to the liquidation of CFCL pursuant to section 4.19, CFCL shall provide its shareholders with a PFIC Annual Information Statement (as described in U.S. Treasury Regulation 1.1295-1(g) for the tax period ending on the Effective Date.

(5)	CGAL shall not pass, authorize or otherwise approve any resolutions that conflict with, or amend, the New Administrator Arrangement Resolution. In connection with both the Interim Order and the Final Order, CGAL and the CGAL Shareholders shall advise the Court that they are supportive of, and have no objections to, the Arrangement.

Section 4.3	SII and Trust Covenants Regarding Conduct of Business and the Arrangement

(1)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, SII shall not, except with the prior written consent of CFCL and CGAL:

(a)	amend its Constating Documents; or

(b)	split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) other than SII Permitted Dividends.

(2)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Trust shall not, except with the prior written consent of CFCL and CGAL, conduct any transactions or carry on any business except in connection with the transactions contemplated in this Agreement.

(3)	Subject to Section 4.4 in respect of the Regulatory/Stock Exchange Approvals, SII shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)	using its commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its influence or control;

(b)	using its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it, CFCL, the New Administrator or any of their respective directors or officers challenging the Arrangement or this Agreement;

(c)	using its commercially reasonable efforts to effect all necessary registrations, filing and submissions of information required by Governmental Entities or pursuant to Canadian Securities Laws or U.S. Securities Laws required from it or its Subsidiaries relating to the Arrangement;

(d)	carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(e)	using its commercially reasonable efforts to ensure that the Consideration Securities to be issued pursuant to the Arrangement will: (i) have been duly authorized and, upon issue, will be validly issued as fully paid and non-assessable SII Shares and Trust Units, as applicable; and (ii) will not be issued in violation of the Constating Documents of SII or the Trust Agreement, or any agreement, contract, covenant, undertaking or commitment to which SII or the Trust is bound; and

(f)	not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement

(4)	SII shall promptly, and in any event within two (2) Business Days (or, in the case of Section 4.3(4)(a), one (1) Business Day) notify CFCL and CGAL of:

(a)	to its knowledge any Material Adverse Effect in respect of SII or the Trust;

(b)	any notice or other communication received from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)	unless prohibited by Law, any notice or other communication received from any Governmental Entity in connection with this Agreement (and SII shall contemporaneously provide a copy of any such written notice or communication to CFCL and CGAL);

(d)	any fact or circumstance within SII's knowledge which reasonably may cause the Reorganization Transactions to fail to qualify as a “reorganization” under Section 368(a)(1) of the U.S. Tax Code; or

(e)	to its knowledge, any filing, actions, suits, claims, investigations or proceedings commenced or threatened that relate to this Agreement or the Arrangement.

(5)	After the Effective Date, the Trust will manage its operations and affairs in a manner which is consistent with its anticipated status as a "passive foreign investment company" within the meaning of Section 1297(a) of the U.S. Tax Code.

(6)	From the date of its formation until 2 years after the Effective Date, the Trust will classify itself as an association taxable as a corporation for all U.S. federal income tax purposes.

(7)	The Trust will manage its business, assets and affairs so that is not an investment company within the meaning of Section 368(a)(2)(F) of the U.S. Tax Code on the Effective Date and immediately after the Arrangement.

(8)	For the two years after the Effective Date, the Trust will continue the historic business of CFCL or use a significant portion of the historic business assets of CFCL in a business in a manner consistent with Treasury Regulation Section 1.368-1(d).

(9)	The Trust will not pay any expenses of CFCL Shareholders incurred in connection with the Arrangement.

(10)	In connection with the Arrangement, no liabilities of CFCL Shareholders will be assumed by the Trust, nor will any of the CFCL Shares that will be exchanged for Trust Units pursuant to the Arrangement be encumbered by any liabilities.

(11)	The Trust and SII shall not take any action within their control which causes the Trust to fail to acquire substantially all of the assets of CFCL within the meaning of Section 354(b)(1)(A).

Section 4.4	Regulatory/Stock Exchange Approvals

(1)	As soon as reasonably practicable after the date hereof, each Party, or where appropriate, all Parties jointly, shall make (or cause to be made) all notifications, filings, applications and submissions with Governmental Entities required or in the opinion of SII, acting reasonably, advisable in connection with the Arrangement, and shall use their commercially reasonable efforts to obtain and maintain all Regulatory/Stock Exchange Approvals, provided that SII shall use its reasonable best efforts to obtain and maintain the 19b-4 Approval. Without limiting the generality of the foregoing, within 15 Business Days following the date hereof, SII shall, with the assistance of CFCL, prepare and file a letter requesting an advance ruling certificate or in the alternative a no-action letter with the Commissioner of Competition, and, if the Parties mutually agree, acting reasonably, that it is advisable to file merger notifications under part IX of the Competition Act (Canada), then the Parties shall each supply the Commissioner of Competition with the prescribed information in accordance with section 114 of the Competition Act (Canada).

(2)	Subject to Law, the Parties shall cooperate with one another in connection with obtaining the Regulatory/Stock Exchange Approvals including by providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of SII, advisable, in connection with obtaining the Regulatory/Stock Exchange Approvals and using their commercially reasonable efforts to ensure that such information does not contain a Misrepresentation.

(3)	Subject to Law, the Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory/Stock Exchange Approvals, and shall promptly notify each other of any communication (and provide copies) from any Governmental Entity in respect of the Arrangement, this Agreement, the 19b-4 Application or the listing of the Trust Units issuable pursuant to the Arrangement on the TSX and NYSE Arca. Without limitation to the foregoing SII shall: (i) provide CFCL and CGAL with an opportunity to review and comment on any written communication of which they are aware sent by or on behalf of SII or the Trust to a Governmental Entity in connection with the 19b-4 Application; (ii) provide CFCL and CGAL with all particulars of the status of the 19b-4 Application and all material developments in respect thereof; (iii) notify CFCL and CGAL promptly in the event SII does not believe the 19b-4 Approval will be forthcoming prior to the Outside Date or any extension thereof; and (iv) consult with CFCL and CGAL with respect to the 19b-4 Application and give reasonable consideration to their comments in respect of that application.

(4)	Each Party shall promptly notify the other Party if it becomes aware that any (i) application, filing, document or other submission for a Regulatory/Stock Exchange Approval contains a Misrepresentation, or (ii) any Regulatory/Stock Exchange Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Parties shall co-operate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(5)	SII shall pay all filing fees incurred in connection with the Competition Act Approval.

Section 4.5	Access to Information; Confidentiality

(1)	Subject to Law, CFCL shall give SII and its Representatives: (a) upon reasonable notice, reasonable access during normal business hours to CFCL’s (i) premises; (ii) property and assets (including all books and records, whether retained internally or otherwise); (iii) Contracts; and (iv) personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of CFCL; and (b) such financial and operating data or other information with respect to the assets or business of CFCL as SII from time to time reasonably requests.

(2)	The Parties acknowledge that the Confidentiality Agreement continues to apply and that any information provided under Section 4.5(1) above shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

Section 4.6	Public Communications

The Parties shall co-operate in the preparation of presentations, if any, to CFCL Shareholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), and CFCL must not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of SII (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that is required to make disclosure by Law shall use its best efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

Section 4.7	Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under this Section 4.7 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	SII may not elect to exercise its right to terminate this Agreement pursuant to Section 8.1(1)(f)(i), CFCL may not elect to exercise its right to terminate this Agreement pursuant to Section 8.1(1)(d) and CGAL, New Administrator and the CGAL Shareholders may not elect to exercise their right to terminate this Agreement pursuant to Section 8.1(1)(e), respectively, unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided that the Party or Parties which the Terminating Party alleges in the Termination Notice is or are in breach is or are proceeding diligently to cure such matter(s) and such matter(s) is or are capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter(s) has or have not been cured by the date that is 10 Business Days following receipt of such Termination Notice by the other Parties, such date.

Section 4.8	CFCL Employee, Director and Officer Insurance and Indemnification

(1)	Prior to the Effective Time, CFCL shall purchase customary “tail” policies of directors’ and officers’ liability insurance from a reputable and financially sound insurance carrier providing protection no less favourable in the aggregate to the protection provided by the policies maintained by CFCL which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date, provided that the cost of such policies shall not exceed 300% of CFCL’s current annual aggregate premium for policies currently maintained by CFCL and neither the Trust nor SII shall not take any steps to terminate such insurance policies or to reduce the scope or coverage of such policies.

(2)	From and after the Effective Time, the Trust shall assume, pursuant to the Plan of Arrangement, and honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of CFCL under Law, under the articles or other Constating Documents of CFCL and under any agreement or contract of any such indemnified person with CFCL, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(3)	If the Trust or any of its successors or assigns shall: (a) amalgamate, consolidate with or merge or wind-up into any other Person and shall not be the continuing or surviving entity; or (b) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that all rights to indemnification or exculpation set forth in this Section 4.8 are honoured by the continuing or surviving entity or the acquirer, as the case may be, and its assigns and successors.

Section 4.9	CGAL Indemnification and Release

(1)	From and after the Effective Time:

(a)	CFCL releases, remises and forever discharges CGAL from any and all Claims except for Claims arising out of or involving fraud, gross negligence or criminal conduct; and

(b)	CGAL releases, remises and forever discharges CFCL from any and all Claims (it being understood that CFCL Indemnification Obligations are being novated to the Trust as contemplated in Section 4.9(2)).

(2)	Pursuant to section 2.3(b) of the Plan of Arrangement, CFCL shall assign to the Trust, and the Trust shall assume, the CFCL Indemnification Obligations and CGAL consents to and acknowledges such assignment, assumption and novation.

(3)	If the Trust or any of its successors or assigns shall: (a) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving entity; or (b) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that all rights to indemnification set forth in this Section 4.9 are honoured by the continuing or surviving entity or the acquirer, as the case may be, and its assigns and successors.

Section 4.10	Stock Exchange Delisting

CFCL and SII shall use their commercially reasonable efforts to cause the Class A Shares to be de-listed from each of the TSX and NYSE American promptly following the Effective Time, with effect as soon as practicable following the completion of the Arrangement.

Section 4.11	Standstill

(1)	Subject to Section 4.11(2), during the Standstill Period SII shall not, and shall cause its affiliates to not, without the consent of CFCL, directly or indirectly or jointly or in concert with any other person: (a) offer to acquire or agree to acquire, by purchase or otherwise, any securities of CFCL or securities convertible into or exchangeable for securities of CFCL, or direct or indirect rights or options to acquire any securities, of CFCL; (b) enter into, offer or agree to enter into or engage in any discussions or negotiations with respect to any acquisition or other business combination transaction relating to CFCL, or any acquisition transaction relating to all or part of CFCL’s assets, or propose any of the foregoing (c) make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any other person with respect to the voting of any securities of CFCL; (d) otherwise seek to control or influence the management, directors or corporate policies of CFCL or to obtain representation on the CFCL Board; (e) advise, assist or encourage, act as a financing source for or otherwise invest in any other person in connection with any of the foregoing activities; or (f) enter into any discussions or arrangements with any third party with respect to, or make any public announcement of any intention to do or take, any of the foregoing.

(2)	Notwithstanding Section 4.11(1), SII and its affiliates shall be permitted to (a) make a confidential proposal (a “Confidential Proposal”) to the CFCL Board regarding a potential negotiated acquisition or other business combination transaction relating to CFCL; (b) to enter into confidential discussions or negotiations with the CFCL Board (or with any individuals designated by the CFCL Board of directors for such purpose) with respect to the terms of any such Confidential Proposal; and (c) enter into any agreement with CFCL providing for the consummation of such Confidential Proposal, provided that SII and its affiliates shall cease to do any of the foregoing during the Standstill Period if instructed to cease doing so by CFCL.

(3)	For the purposes of this Agreement:

(a)	“Spring Event” shall mean (i) when CFCL approves, agrees to, or announces that it has approved or agreed to, a definitive agreement (it being understood that a confidentiality agreement or exclusivity agreement will not be considered a definitive agreement) in connection with an Acquisition Proposal; or (ii) when CFCL files for court protection from its creditors, provided that for purposes of this Section 4.11(3)(a), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20%” therein shall be deemed to be a reference to “50%; and

(b)	“Standstill Period” means the period commencing on the date of this Agreement and ending on the earlier of: (i) the third (3rd) anniversary of the date of this Agreement; (ii) the Effective Date; (iii) the termination of this Agreement by SII pursuant to Section 8.1(1)(f) (other than following a permissible recommendation of a Superior Proposal and/or acceptance, approval or entry into a Permitted Acquisition Agreement, in each case as contemplated in Section 5.4(1)); and (iv) the occurrence of a Spring Event.

Section 4.12	Litigation and Release Matters

(1)	Promptly following the entering into of this Agreement, SII shall cause 1891868 Alberta Ltd. and Sprott Asset Management LP to discontinue (a) the application and legal proceedings filed under Alberta Court of Queen’s Bench File Number 1701-03238; and (b) the application and legal proceedings filed under Alberta Court of Queen’s Bench File Number 1501-07012.

(2)	Subject to Section 4.12(3), SII, on behalf of itself, 1891868 Alberta Ltd. and Sprott Asset Management LP, releases, remises and forever discharges the Central Released Persons from any and all Central Pre-Signing Released Claims except for the Central Excluded Claims. SII, on behalf of itself, 1891868 Alberta Ltd. and Sprott Asset Management LP, represents, warrants and covenants that it has not assigned and will not assign to any other Person any of the Central Pre-Signing Released Claims. SII, on behalf of itself, 1891868 Alberta Ltd. and Sprott Asset Management LP, agrees and undertakes not to (a) encourage or instigate any Claims by other persons or entities against the Central Released Persons in connection with the Central Pre-Signing Released Claims; or (b) institute or continue any proceedings by way of action, arbitration or otherwise against any Person who is or which might be entitled to claim contribution, indemnity, damages or other relief over or against any of the Central Released Persons in connection with the Central Pre-Signing Released Claims. SII hereby represents, warrants and convenants that it has the requisite authority to enter into the releases, representations, warranties, and covenants set forth in this Section 4.12(2) as agent for and on behalf of 1891868 Alberta Ltd. and Sprott Asset Management LP and that each of those entities has agreed to be bound thereby.

(3)	The releases and discharges referred to in Section 4.12(2) shall cease to have effect upon termination of this Agreement by SII pursuant to Section 8.1(1)(f)(i) or Section 8.1(1)(f)(iii).

(4)	Effective upon the Closing, SII, on behalf of itself, 1891868 Alberta Ltd. and Sprott Asset Management LP, releases, remises and forever discharges the Central Released Persons from any and all Central Post-Signing Released Claims except for the Central Excluded Claims. SII, on behalf of itself, 1891868 Alberta Ltd. and Sprott Asset Management LP, represents, warrants and covenants that it has not assigned and will not assign to any other Person any of the Central Post-Signing Released Claims. SII, on behalf of itself, 1891868 Alberta Ltd. and Sprott Asset Management LP, agrees and undertakes not to (a) encourage or instigate any Claims by other persons or entities against the Central Released Persons in connection with the Central Post-Signing Released Claims; or (b) institute or continue any proceedings by way of action, arbitration or otherwise against any Person who is or which might be entitled to claim contribution, indemnity, damages or other relief over or against any of the Central Released Persons in connection with the Central Post-Signing Released Claims. SII hereby represents, warrants and covenants that it has the requisite authority to enter into the releases, representations, warranties and covenants set forth in this Section 4.12(4) as agent for and on behalf of 1891868 Alberta Ltd. and Sprott Asset Management LP and that each of those entities has agreed to be bound thereby.

(5)	Subject to Section 4.12(6), each of CFCL, CGAL, New Administrator and the CGAL Shareholders releases, remises and forever discharges the Sprott Released Persons from any and all Sprott Pre-Signing Released Claims except for the Sprott Excluded Claims. Each of CFCL, CGAL, New Administrator and the CGAL Shareholders represents, warrants and covenants that it has not assigned and will not assign to any other Person any of the Sprott Pre-Signing Released Claims. Each of CFCL, CGAL, New Administrator and the CGAL Shareholders agrees and undertakes not to (a) encourage or instigate any Claims by other persons or entities against the Sprott Released Persons in connection with the Sprott Pre-Signing Released Claims; or (b) institute or continue any proceedings by way of action, arbitration or otherwise against any Person who is or which might be entitled to claim contribution, indemnity, damages or other relief over or against any of the Sprott Released Persons in connection with the Sprott Pre-Signing Released Claims.

(6)	The releases and discharges referred to in Section 4.12(5) shall cease to have effect upon termination of this Agreement by SII pursuant to Section 8.1(1)(f)(i) or Section 8.1(1)(f)(iii).

(7)	Effective upon the Closing, each of CFCL, CGAL, New Administrator and the CGAL Shareholders releases, remises and forever discharges the Sprott Released Persons from any and all Sprott Post-Signing Released Claims except for the Sprott Excluded Claims. Each of CFCL, CGAL, New Administrator and the CGAL Shareholders represents, warrants and covenants that it has not assigned and will not assign to any other Person any of the Sprott Post-Signing Released Claims. Each of CFCL, CGAL, New Administrator and the CGAL Shareholders agrees and undertakes not to (a) encourage or instigate any Claims by other persons or entities against the Sprott Released Persons in connection with the Sprott Post-Signing Released Claims; or (b) institute or continue any proceedings by way of action, arbitration or otherwise against any Person who is or which might be entitled to claim contribution, indemnity, damages or other relief over or against any of the Sprott Released Persons in connection with the Sprott Post-Signing Released Claims.

(8)	Effective upon the Closing, CGAL and the CGAL Shareholders, on behalf of themselves and all then current and former directors, officers or employees of CGAL or the New Administrator, release, remise and forever discharge New Administrator from any and all Claims which CGAL, the CGAL Shareholders or the then current and former directors, officers or employees of CGAL or the New Administrator have then or may have in the future arising against New Administrator existing up to and including the Effective Date.

(9)	For the purposes of this Agreement:

(a)	“Claims” means all actions, causes of action, suits, proceedings, executions, judgements, duties, debts, accounts, contracts and covenants (whether express or implied), claims and demands whatsoever for losses, liabilities, damages, indemnity, costs, expenses, interest or injury of every nature and kind whether in law or in equity which a Person may have have now, or may have in the future.

(b)	“Central Excluded Claims” means any Claims relating to or arising out of breach by CFCL, CGAL, New Administrator or a CGAL Shareholder of the Arrangement Agreement, the Confidentiality Agreement, the Exclusivity Agreement or the Earnout Agreement.

(c)	“Central Post-Signing Released Claims” means any and all Claims, other than Central Pre-Signing Released Claims, which SII, 1891868 Alberta Ltd. and Sprott Asset Management LP have now, or may have in the future, against any Central Released Person, relating to or arising out of any cause, matter or thing relating to:

(i)	CFCL;

(ii)	CGAL; or

(iii)	any Central Released Person in respect of any derivative action, oppression action, or any other Claim or proceeding of any nature whatsoever brought against such person in his or her capacity as a current or former director or officer of CFCL or CGAL, existing prior to the Effective Time.

(d)	“Central Pre-Signing Released Claims” means any and all Claims which SII, 1891868 Alberta Ltd. and Sprott Asset Management LP have now, or may have in the future, against any Central Released Person, relating to or arising out of any cause, matter or thing relating to:

(i)	CFCL;

(ii)	CGAL; or

(iii)	any Central Released Person in respect of any derivative action, oppression action, or any other Claim or proceeding of any nature whatsoever brought against such person in his or her capacity as a current or former director or officer of CFCL or CGAL, existing prior to the entering into of this Agreement, including without limitation any claims arising out of, connected with or related to the allegations made in the application and legal proceedings filed under Alberta Court of Queen’s Bench File Number 1701-03238; and the application and legal proceedings filed under Alberta Court of Queen’s Bench File Number 1501-07012.

(e)	“Central Released Persons” means CFCL and CGAL and their respective present and former directors and officers.

(f)	“Exclusivity Agreement” means the exclusivity agreement among the Parties dated August 25, 2017, as amended.

(g)	“Sprott Excluded Claims” means any Claims relating to or arising out of the breach by SII of the Arrangement Agreement, the Confidentiality Agreement, the Exclusivity Agreement or the Earnout Agreement.

(h)	“Sprott Post-Signing Released Claims” means any and all Claims, other than Sprott Pre-Signing Released Claims, which CFCL, CGAL, New Administrator or the CGAL Shareholders have now, or may have in the future, against any Sprott Released Person, relating to or arising out of any cause, matter or thing relating to CFCL or CGAL existing prior to the Effective Time.

(i)	“Sprott Pre-Signing Released Claims” means any and all Claims which CFCL, CGAL, New Administrator or the CGAL Shareholders have now, or may have in the future, against any Sprott Released Person, relating to or arising out of any cause, matter or thing relating to CFCL or CGAL existing prior to the entering into of this Agreement.

(j)	“Sprott Released Persons” means SII, 1891868 Alberta Ltd. and Sprott Asset Management LP and their respective present and former directors, officers and partners.

Section 4.13	Corporate Name Matters

Following the first anniversary of the Effective Date, SII shall not, and shall cause its affiliates (including, following the Closing, CFCL) not to, use the name or phrase “Central Fund of Canada”, “The Sound Monetary Fund” or any corporate symbols or logos related thereto in connection with the offer or sale of any goods or services or otherwise in the conduct of its or their businesses. Within 30 days following the first anniversary of the Effective Date, SII shall cause CFCL to make all filings with the appropriate Governmental Entities and take such other actions as may be necessary to change the corporate name of CFCL to a name which does not include the phrase “Central Fund of Canada” or any word confusingly similar thereto. For greater certainty, the foregoing shall in no way whatsoever prohibit the use by the Trust of, and CFCL acknowledges that the Trust intends to apply to the TSX and the NYSE Arca to use, the trading symbol “CEF” or a variation thereof.

Section 4.14	Reconstitution of CFCL Board

At the Effective Time, each director and officer of CFCL shall resign and be replaced with a nominee of SII. Concurrently therewith, CFCL, SII and the Trust shall enter into mutual releases with each of CFCL’s directors and officers in the form attached to the CFCL Disclosure Letter.

Section 4.15	Non-Compete

(1)	During the Restricted Period, neither CGAL Shareholder shall, on his own behalf or on behalf of or in connection with any Person, directly or indirectly, in any capacity whatsoever (including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by and through any Person or otherwise) carry on, be engaged in, have any financial or other interest in or be otherwise commercially involved in the Administrator Business in all or any part of the Restricted Area, provided however that:

(a)	the CGAL Shareholders shall be permitted to:

(i)	continue to provide bullion management and related services to Purpose Investments in respect of Silver Bullion Trust; and

(ii)	subject to the prior written approval of SII, which approval shall not be unreasonably withheld, provide bullion management and related services that are substantially similar to the services currently provided to Purpose Investments in respect of Silver Bullion Trust to other publicly traded entities, and

(b)	the CGAL Shareholders shall be permitted to own up to 5% of the shares of a listed physical gold and/or silver bullion entity on a recognized stock exchange.

(2)	For the purposes of this Agreement:

(a)	“Administrator Business” means the provision of general administration, management or consulting services to publicly traded entities that invest their assets primarily in physical gold and/or silver bullion.

(b)	“Restricted Area” means Canada and the United States of America.

(c)	“Restricted Period” means the period lasting three years from the Effective Date.

Section 4.16	CGAL Section 85 Election

CGAL shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act (and, where applicable, the corresponding provisions of any applicable provincial income tax legislation) with respect to (i) the issuance by New Administrator to CGAL of common shares of New Administrator pursuant to section 2.3(a) of the Plan of Arrangement, and (ii) the transfer of its New Administrator Shares to SII, by providing two signed copies of the necessary prescribed election form(s) to SII within 90 days following the Effective Date, duly completed with the details of, in the case of clause (i) above, the property transferred to New Administrator and the New Administrator Shares issued to CGAL as consideration and, in the case of clause (ii) above, the number of New Administrator Shares transferred, the cash and SII Shares received as consideration and, in each case, the applicable agreed amounts for the purposes of such elections. With respect to the issuance by New Administrator to CGAL of common shares of New Administrator pursuant to section 2.3(a) of the Plan of Arrangement, the elected amount shall not be less than the CGAL Aggregate Cash Consideration. Thereafter, subject to the election form(s) being correct and complete and complying with the provisions of the Tax Act (and, where applicable, the corresponding provisions of any applicable provincial income tax legislation), the form(s) will be signed by SII or New Administrator, as applicable, and returned to CGAL within 90 days after the receipt thereof by SII for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by CGAL. SII and New Administrator will not be responsible for the proper completion of any election form and, except for SII’s obligation to sign and return duly completed election form(s) which are received by SII within 90 days of the Effective Date, within 90 days after the receipt thereof by SII, SII and New Administrator will not be responsible for any Taxes, interest or penalties resulting from the failure by CGAL to properly complete or file the election form(s) in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial income tax legislation). In its sole discretion, SII and New Administrator may choose to sign and return an election form received by SII more than 90 days following the Effective Date, but SII and New Administrator will have no obligation to do so.

Section 4.17	Earnout Agreement Matters

Not less than three (3) Business Days before the Effective Date (or such other date as is mutually agreed to by CGAL and SII in writing), CGAL shall prepare and deliver to SII a draft statement of the estimated Closing NAV and estimated Closing NAV per Class A Share (each as defined in the form of Earnout Agreement attached hereto as Schedule I) prepared on the same basis as the illustrative sample in Schedule B to the form of Earnout Agreement, including reasonable detail of the computation thereof, and prior to the Effective Date, CGAL and SII shall make such revisions to such statement as are mutually agreed between CGAL and SII, acting reasonably.

Section 4.18	Bullion Custodian

Prior to the appointment of any other bullion custodian, the Trust shall permit The Canadian Imperial Bank of Commerce (“CIBC”) to make a formal bid to act as bullion custodian for the Trust and shall give reasonable consideration to that bid. As part of the Trust’s reasonable consideration of that bid, any anticipated costs associated with bullion movement and the security and safeguards surrounding the vaults will be taken into account.

Section 4.19	Liquidation and Dissolution of CFCL

SII and the Trust covenant and agree that the Administration Agreement shall be terminated in its entirety and CFCL shall be dissolved and liquidated having effect on the Effective Date but after the Effective Time.

Section 4.20	Trust Tax Matters

The Trust covenants and agrees to: (i) elect to be a mutual fund trust for purposes of the Tax Act and the regulations thereto in the prescribed form and within the prescribed time; (ii) following the Effective Time, meet all requirements in the Tax Act and the regulations thereto to be a mutual fund trust; and (iii) be deemed to be a mutual fund trust for purposes of the Tax Act and the regulations thereto at all times since the Trust’s date of formation.

Article 5
additional cOVENANTS regarding non-solicitation

Section 5.1	Non-Solicitation by CFCL

(1)	Except as expressly provided in this Article 5, CFCL shall not, directly or indirectly, through any Representative of CFCL, or otherwise, and shall not permit any such Person to:

(a)	solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of CFCL or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than SII or its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal it being acknowledged and agreed that, provided CFCL is then in compliance with its obligations under this Section 5.1, CFCL may advise a Person who has submitted a written Acquisition Proposal that their Acquisition Proposal is not a Superior Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the public announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.1(1)(d) provided the CFCL Board has rejected such Acquisition Proposal and affirmed the CFCL Board Recommendation by press release before the end of such five (5) Business Day period (or in the event that the CFCL Meeting, is scheduled to occur within such five (5) Business Day period prior to the CFCL Meeting as soon as practicable; or

(e)	enter into or publicly propose to enter into any Contract in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

(2)	CFCL shall, and shall cause its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than SII and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)	discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of CFCL; and

(b)	request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the CFCL provided to any Person other than SII, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding CFCL using its reasonable best efforts to ensure that such requests are fully complied with to the extent CFCL is entitled.

(3)	CFCL represents and warrants that it has not waived any confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or restriction to which it is a party, and covenants and agrees that (i) it shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or restriction to which it is a party, and (ii) neither it nor any of its Representatives have released or will, without the prior written consent of SII (which may be withheld or delayed in SII’s sole discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting CFCL under any confidentiality, standstill or similar agreement or restriction to which CFCL is a party (it being acknowledged by SII that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3)).

Section 5.2	Notification of Acquisition Proposals - CFCL

(1)	If CFCL or any of its Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to CFCL, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of CFCL, CFCL shall immediately notify SII, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)	such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(b)	at SII’s request, the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3	Responding to an Acquisition Proposal re CFCL

(1)	Notwithstanding this Agreement or any other agreement between the Parties or between CFCL and any other Person, including without limitation the Confidentiality Agreement, if at any time, prior to obtaining the approval by the CFCL Shareholders of the CFCL Arrangement Resolutions, CFCL receives a written Acquisition Proposal, CFCL may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of CFCL, if and only if:

(a)	the CFCL Board first determines in good faith, after consultation with its financial advisors and its outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (disregarding, for the purposes of such determination, any due diligence access condition to which such Acquisition Proposal is subject);

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with CFCL;

(c)	such inquiry, proposal or offer did not result from a breach by CFCL of its obligations under this Article 5 and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to SII; and

(d)	prior to providing any such copies, access, or disclosure, CFCL enters into an Acceptable Confidentiality Agreement with such Person and provides a copy of such Acceptable Confidentiality Agreement to SII.

Section 5.4	Right to Match re CFCL

(1)	If CFCL receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the CFCL Arrangement Resolutions by the CFCL Shareholders, the CFCL Board may, subject to compliance with Section 8.3, recommend such Acquisition Proposal and/or accept, approve or enter into a Permitted Acquisition Agreement with respect to such Acquisition Proposal, if and only if:

(a)	the Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(b)	such Acquisition Proposal did not result from a breach by CFCL of its obligations under this Article 5;

(c)	CFCL has delivered to SII a written notice of the determination of the CFCL Board that such Acquisition Proposal constitutes a Superior Proposal and, as applicable, of the intention of the CFCL Board to enter into a Permitted Acquisition Agreement, together with a written notice from the CFCL Board regarding the value and financial terms that the CFCL Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(d)	CFCL has provided SII a copy of any proposed Permitted Acquisition Agreement with respect to the Acquisition Proposal;

(e)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which SII received the Superior Proposal Notice and a copy of the proposed Permitted Acquisition Agreement with respect to the Acquisition Proposal from CFCL;

(f)	during any Matching Period, SII has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	if SII has offered to amend this Agreement and the Arrangement under Section 5.4(2), the CFCL Board has determined in good faith, after consultation with CFCL’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by SII under Section 5.4(2); and

(h)	the CFCL Meeting has not been cancelled, postponed or adjourned (except as required under Section 5.4(5) or permitted under Section 2.3(a)(i)) and CFCL irrevocably undertakes to SII to (i) not cancel, postpone or adjourn the CFCL Meeting (except as required under Section 5.4(5) or permitted under Section 2.3(a)(i)) and (ii) not call any other meeting in respect of any Acquisition Proposal until the CFCL Meeting has taken place; (iii) if the CFCL Meeting has not been called, call the CFCL Meeting as contemplated in this Agreement; and (iii) hold the CFCL Meeting in accordance with this Agreement.

(2)	During the Matching Period, or such longer period as CFCL may approve in writing for such purpose: (i) the CFCL Board shall review any offer made by SII under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) CFCL shall negotiate in good faith with SII to make such amendments to the terms of this Agreement and the Arrangement as would enable SII to proceed with the transactions contemplated by this Agreement on such amended terms. If the CFCL Board determines that such Acquisition Proposal would cease to be a Superior Proposal, CFCL shall promptly so advise SII and CFCL and SII shall amend this Agreement to reflect such offer made by SII, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and SII shall be afforded a new five (5) Business Day Matching Period from the later of the date on which SII received the Superior Proposal Notice and a copy of any proposed Permitted Acquisition Agreement with respect to the Acquisition Proposal from CFCL.

(4)	The CFCL Board shall promptly reaffirm the CFCL Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the CFCL Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. CFCL shall provide SII and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by SII and its counsel.

(5)	If CFCL provides a Superior Proposal Notice to SII within five (5) Business Days before the CFCL Meeting, CFCL shall proceed with or shall postpone the CFCL Meeting, as directed by SII in its sole discretion, to a date that is not more than seven (7) Business Days after the scheduled date of the CFCL Meeting, provided, however, that the CFCL Meeting shall not be postponed to a date later than the seventh (7th) Business Day prior to the Outside Date.

(6)	Nothing in this Agreement shall prevent the CFCL Board from making any disclosure to the CFCL Shareholders if the CFCL Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the CFCL Board or such disclosure is otherwise required under Law; provided, however, that

(a)	the foregoing will in no way eliminate or modify the effect that the making of such disclosure would otherwise have under this Agreement, including whether such actions constitute a Change in Recommendation;

(b)	prior to making a Change in Recommendation, CFCL shall give to SII not less than 48 hours’ (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) notice of its intention to make such Change in Recommendation; and

(c)	a Change in Recommendation permitted by Section 5.4(1) or other disclosure by the CFCL Board to the CFCL Shareholders where the CFCL Board, acting in good faith and upon the advice of its outside legal and financial advisors, has determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the CFCL Board or such disclosure is otherwise required under Law shall not be a breach of this Agreement and the sole monetary remedy of SII in such circumstances shall be payment of the Termination Fee in accordance with Section 8.3.

Section 5.5	Non-Solicitation by CGAL, New Administrator and the CGAL Shareholders

(1)	Subject to Section 5.5(3), CGAL, New Administrator and the CGAL Shareholders shall not, directly or indirectly, through any of their Representatives, or otherwise, and shall not permit any such Person to:

(a)	solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of CFCL or the Administrator or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than SII and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal; or

(d)	enter into or publicly propose to enter into any Contract in respect of an Acquisition Proposal.

(2)	CGAL, New Administrator and the CGAL Shareholders shall, and shall cause their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than SII and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)	discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of CGAL or New Administrator; and

(b)	request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding CGAL or New Administrator provided to any Person other than SII and its affiliates, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding CGAL or New Administrator using its best efforts to ensure that such requests are fully complied with to the extent CGAL, New Administrator or the CGAL Shareholders are entitled.

(3)	Notwithstanding Section 5.5(1) and Section 5.5(2), nothing in Section 5.5(1) or Section 5.5(2) shall restrict J.C. Stefan Spicer from discharging his fiduciary duties as a director or officer of CFCL in accordance with the terms and conditions of this Agreement.

Section 5.6	Breach by Representatives

Without limiting the generality of the foregoing, CFCL, CGAL, New Administrator and the CGAL Shareholders shall advise their respective Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by CFCL, CGAL, New Administrator or the CGAL Shareholders or their respective Representatives is deemed to be a breach of this Article 5 by CFCL, CGAL, New Administrator or the CGAL Shareholders, as applicable.

Article 6
CONDITIONS

Section 6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Shareholder Resolutions. The CFCL Arrangement Resolutions have been approved and adopted by the CFCL Shareholders at the CFCL Meeting in accordance with the Interim Order.

(2)	Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to any of the Parties, each acting reasonably, on appeal or otherwise.

(3)	Key Regulatory/Stock Exchange Approvals. Each of the Key Regulatory/Stock Exchange Approvals has been made, given or obtained on terms acceptable to the Parties, each acting reasonably, and each such Key Regulatory/Stock Exchange Approval is in force and has not been modified.

(4)	Listing of SII Shares. The conditional approval to the listing of the SII Shares issuable pursuant to the Arrangement on the TSX shall have been made, given or obtained and is in force and has not been modified.

(5)	Articles of Arrangement. The CFCL Articles of Arrangement and the New Administrator Articles of Arrangement to be filed with the Registrar in accordance with this Agreement shall be in form and substance satisfactory to each of the Parties, acting reasonably.

(6)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from consummating the Arrangement.

(7)	No Legal Action. There shall be no action or proceeding pending by a Governmental Entity that is seeking to:

(a)	enjoin or prohibit the ownership or operation by the Trust and the Manager of the business or assets of CFCL; or

(b)	prevent or material delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect in respect of CFCL or the Trust.

(8)	Section 3(a)(10) Exemption. SII Shares and Trust Units to be issued in the United States pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

Section 6.2	Additional Conditions Precedent to the Obligations of SII and the Trust

SII and the Trust are not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of SII and the Trust and may only be waived, in whole or in part, by SII, in its sole discretion, on behalf of itself and the Trust:

(1)	Representations and Warranties of CFCL. The representations and warranties of CFCL:

(a)	that are set forth in paragraphs (1), (2), (3), (4) and (5) of Schedule E were true and correct in all respects as of the date of this Agreement and are true and correct in all respects as of the Effective Time as if made at such time;

(b)	that are set forth in paragraph (6) of Schedule E were true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and are true and correct in all respects (other than de minimis inaccuracies) as of the Effective Time as if made at such time;

(c)	other than those to which Section 6.2(1)(a) or Section 6.2(1)(b) applies, were true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and are true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the Effective Time as if made at such time, except, in the case of this clause (c), where the failure to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect in respect of CFCL;

except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and CFCL has delivered a certificate confirming same to SII, executed by two (2) senior officers of CFCL (in each case without personal liability) addressed to SII and dated the Effective Date;

(2)	Representations and Warranties of CGAL and the CGAL Shareholders. The representations and warranties of CGAL and the CGAL Shareholders:

(a)	that are set forth in paragraphs (1), (2), (3), (4), (5), (6) and (8) of Schedule F were true and correct in all respects as of the date of this Agreement and are true and correct in all respects as of the Effective Time as if made at such time;

(b)	other than those to which Section 6.2(2)(a) applies, were true and correct in all material respects as of the date of this Agreement and are true and correct in all material respects as of the Effective Time as if made at such time;

except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and CGAL and each CGAL Shareholder has delivered a certificate confirming same to SII, executed by, in the case of CGAL, two (2) senior officers of CGAL (in each case without personal liability), and, in the case of each CGAL Shareholder, such CGAL Shareholder, addressed to SII and dated the Effective Date

(3)	Performance of Covenants of CFCL. CFCL has fulfilled or complied in all material respects with each of the covenants of CFCL contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date, and has delivered a certificate confirming same to SII, executed by two (2) senior officers of CFCL (in each case without personal liability) addressed to SII and dated the Effective Date.

(4)	Performance of Covenants of CGAL, New Administrator and CGAL Shareholders. Each of CGAL, New Administrator and the CGAL Shareholders has fulfilled or complied in all material respects with each of its or his covenants contained in this Agreement to be fulfilled or complied with by it or him on or prior to the Effective Time, and each of CGAL, New Administrator and each CGAL Shareholder has delivered a certificate confirming same to SII, executed by, in the case of CGAL, two (2) senior officers of CGAL (in each case without personal liability), in the case of New Administrator, two (2) senior officers of New Administrator (in each case without personal liability), and, in the case of each CGAL Shareholder, such CGAL Shareholder, addressed to SII and dated the Effective Date.

(5)	Dissent Rights. The aggregate number of Class A Shares in respect of which Dissent Rights have been validly exercised and not withdrawn as of the Effective Date shall not exceed 7.5% of the issued and outstanding Class A Shares.

(6)	Earnout Agreement. CGAL shall have delivered to SII the Earnout Agreement duly executed by CGAL.

(7)	Material Adverse Effect of CFCL. Since the date of this Agreement there shall not have occurred any Material Adverse Effect in respect of CFCL.

Section 6.3	Additional Conditions Precedent to the Obligations of CFCL

CFCL is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of CFCL and may only be waived, in whole or in part, by CFCL in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of SII:

(a)	that are set forth in paragraphs (1), (2), (3), (4), (5), (6), (7), (14) and (20) of Schedule G were true and correct in all respects as of the date of this Agreement and are true and correct in all respects as of the Effective Time as if made at such time;

(b)	other than those to which Section 6.3(1)(a) applies, were true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and are true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the Effective Time as if made at such time, except, in the case of this clause (b), where the failure to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect in respect of SII;

except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and SII has delivered a certificate confirming same to CFCL, executed by two (2) senior officers of SII (in each case without personal liability) addressed to CFCL and dated the Effective Date;

(2)	Performance of Covenants. Each of SII and the Trust has fulfilled or complied in all material respects with each of the covenants of it contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, provided that the covenants of SII and the Trust set out in Section 2.11 must be fulfilled and complied with in all respects at the Effective Time; and SII and the Trust shall have delivered a certificate confirming same to CFCL, executed, in the case of SII, by two (2) senior officers of SII and, in the case of the Trust, by two senior officers of the Manager, in each case without personal liability addressed to CFCL and dated the Effective Date.

(3)	Joinder Agreement. The Trust shall have delivered to the Parties the Joinder Agreement duly executed by the Trust.

(4)	Dissolution and Wind-up of CFCL. Evidence satisfactory to CFCL, acting reasonably, that the Administration Agreement shall be terminated in its entirety and CFCL shall be dissolved and liquidated effective on the Effective Date but after the Effective Time.

(5)	Material Adverse Effect of SII or Trust. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect in respect of SII or the Trust.

Section 6.4	Additional Conditions Precedent to the Obligations of CGAL, New Administrator and the CGAL Shareholders

CGAL, New Administrator and the CGAL Shareholders are not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the CGAL Shareholders and may only be waived, in whole or in part, by the CGAL Shareholders in their sole discretion:

(1)	Representations and Warranties. The representations and warranties of SII:

(a)	that are set forth in paragraphs (1), (2), (3), (4) and (5) of Schedule H were true and correct in all respects as of the date of this Agreement and are true and correct in all respects as of the Effective Time as if made at such time;

(b)	other than those to which Section 6.4(1)(a) applies, were true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and are true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the Effective Time as if made at such time, except, in the case of this clause (b), where the failure to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect in respect of SII;

except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and SII has delivered a certificate confirming same to CGAL, New Administrator and the CGAL Shareholders executed by two (2) senior officers of SII (in each case without personal liability) addressed to CGAL, New Administrator and the CGAL Shareholders and dated the Effective Date;

(2)	Performance of Covenants. SII has fulfilled or complied in all material respects with each of the covenants of SII contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to CGAL, New Administrator and the CGAL Shareholders, executed by two (2) senior officers of SII (in each case without personal liability) addressed to CGAL, New Administrator and the CGAL Shareholders and dated the Effective Date.

(3)	Earnout Agreement. SII shall have delivered to CGAL the Earnout Agreement duly executed by SII.

(4)	Material Adverse Effect of SII. Since the date of this Agreement there shall not have occurred any Material Adverse Effect in respect of SII.

Section 6.5	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2, Section 6.3 and Section 6.4 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Registrar.

Article 7
INDEMNIFICATION

Section 7.1	Liability for Representations and Warranties

(1)	The representations and warranties of CFCL contained in this Agreement and the certificate to be delivered pursuant to Section 6.2(1) shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms, provided however that no termination of this Agreement will relieve CFCL from any liability arising out of CFCL’s willful or intentional breach of any of its representations or warranties prior to the termination of this Agreement.

(2)	The representations and warranties of SII contained in Schedule G hereto and the certificate to be delivered pursuant to Section 6.3(1) shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms, provided however that no termination of this Agreement will relieve SII from any liability arising out of SII’s willful or intentional breach of any of its representations or warranties prior to the termination of this Agreement.

(3)	The representations and warranties of CGAL and the CGAL Shareholders contained in Schedule F and the certificates to be delivered pursuant to Section 6.2(2) shall survive completion of the Arrangement and continue in full force and effect for a period of one (1) year after the Effective Date, except that:

(a)	the representations and warranties set out in paragraphs (1), (2), (4)(i), (4)(iii), (4)(iv), (5), (6) and (15) of Schedule F (the “CGAL Fundamental Representations”) and the corresponding representations and warranties set out in the certificate to be delivered pursuant to Section 6.2(2) will survive and continue in full force and effect for the maximum period of time permitted by the Limitations Act (Alberta);

(b)	the representations and warranties set out in paragraph (8) of Schedule F and the corresponding representations and warranties set out in the certificate to be delivered pursuant to Section 6.2(2) will survive and continue in full force and effect until six (6) months after the expiration of the period during which a tax assessment with respect to withholding Taxes may be issued by a Governmental Entity (taking into account any consent, waiver, agreement or other document that extends the period during which a Governmental Entity may issue a tax assessment reassessment or other form of recognized document assessing liability for Taxes under applicable Law); and

(c)	there is no limitation as to time for claims relating to representations and warranties that involve fraud or fraudulent misrepresentation.

(4)	The representations and warranties of SII contained in Schedule H and the certificate to be delivered pursuant to Section 6.4(1) shall survive completion of the Arrangement and continue in full force and effect for a period of one (1) year after the Effective Date, except that:

(a)	the representations and warranties set out in paragraphs (1), (2), (3), (5)(i), (5)(iii), (5)(iv), (7)(b) of Schedule H (the “SII Fundamental Representations”) of Schedule H and the corresponding representations and warranties set out in the certificate to be delivered pursuant to Section 6.4(1) will survive and continue in full force and effect for the maximum period of time permitted by the Limitations Act (Alberta);

(b)	the representations and warranties set out in paragraph (11) of Schedule H and the corresponding representations and warranties set out in the certificate to be delivered pursuant to Section 6.4(1) will survive and continue in full force and effect until six (6) months after the expiration of the period during which a tax assessment with respect to withholding Taxes may be issued by a Governmental Entity (taking into account any consent, waiver, agreement or other document that extends the period during which a Governmental Entity may issue a tax assessment reassessment or other form of recognized document assessing liability for Taxes under applicable Law); and

(c)	there is no limitation as to time for claims relating to representations and warranties that involve fraud or fraudulent misrepresentation.

(5)	No Party has any obligation or liability with respect to any representation or warranty made by such Party in this Agreement or the certificates to be delivered pursuant to this Agreement after the end of the applicable time periods specified in Section 7.1(3) and Section 7.1(4) except for claims relating to the representations and warranties that the Party has been notified of prior to the end of the applicable time period.

Section 7.2	Indemnification in Favour of SII

(1)	From and after the Effective Time, CGAL and the CGAL Shareholders shall jointly and severally indemnify and save each of SII, its affiliates, CFCL, the Trust and New Administrator and their respective Representatives harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of:

(a)	any breach or inaccuracy of any representation or warranty given by CGAL or the CGAL Shareholders contained in Schedule F or the certificates to be delivered pursuant to Section 6.2(2); and

(b)	any liability for Taxes of New Administrator in respect of any taxation period ending on or before the Effective Date or any portion of a taxation period up to and including the Effective Date (a “New Administrator Pre-Closing Tax Period”).

(2)	CGAL and the CGAL Shareholders’ obligations under Section 7.2(1)(a) shall terminate upon the expiration of the survival periods set forth in Section 7.1(3) except with respect to Damages set forth in written notices given by SII to CGAL and the CGAL Shareholders prior to such date and in any event within 30 days of its determination that it has any Damages.

(3)	The right to indemnification under Section 7.2(1)(b) exists notwithstanding any representation or warranty by CGAL or the CGAL Shareholders in this Agreement and shall terminate six (6) months after the expiration of the period during which a tax assessment with respect to Taxes of New Administrator in respect of a New Administrator Pre-Closing Tax Period may be issued by a Governmental Entity (taking into account any consent, waiver, agreement or other document that extends the period during which a Governmental Entity may issue a tax assessment reassessment or other form of recognized document assessing liability for Taxes under applicable Law), except with respect to Damages set forth in written notices given by SII to CGAL and the CGAL Shareholders prior to such date and in any event within 30 days of its determination that it has any Damages.

(4)	CGAL and the CGAL Shareholders shall not be required to pay any amount under Section 7.2(1)(a) with respect to any Damages that do not, in the aggregate, exceed $500,000 (the “CGAL Deductible”). Once the total of such amounts exceeds the CGAL Deductible, CGAL and the CGAL Shareholders shall indemnify each of SII, its affiliates, CFCL, the Trust and New Administrator and their respective Representatives in respect of all Damages that exceed the CGAL Deductible. The foregoing limitation shall not apply to claims for Damages that relate to a breach of the CGAL Fundamental Representations or the representations and warranties in paragraph (8) of Schedule F or to claims involving fraud or fraudulent misrepresentation.

(5)	CGAL and the CGAL Shareholders’ total liability under Section 7.2(1)(a) shall not exceed $15 million, except where Damages relate to a breach of the CGAL Fundamental Representations or the representations and warranties set out in paragraph (8) of Schedule F or involve fraud or fraudulent misrepresentation, in which case CGAL and the CGAL Shareholders’ total liability shall not exceed $100 million.

Section 7.3	Indemnification in Favour of CGAL

(1)	From and after the Effective Time, SII shall indemnify and save CGAL and its Representatives harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of any breach or inaccuracy of any representation or warranty given by SII contained Schedule H or the certificate to be delivered pursuant to Section 6.4(1).

(2)	SII’s obligations under Section 7.3(1) shall terminate upon the expiration of the survival periods set forth in Section 7.1(4) except with respect to Damages set forth in written notices given by CGAL to SII prior to such date and in any event within 30 days of its determination that it has any Damages.

(3)	SII shall not be required to pay any amount under Section 7.3(1) with respect to any Damages that do not, in the aggregate, exceed $500,000 (the “SII Deductible”). Once the total of such amounts exceeds the SII Deductible, SII shall indemnify CGAL and its Representatives in respect of all Damages that exceeds the SII Deductible. The foregoing limitation shall not apply to claims for Damages that relate to a breach of the SII Fundamental Representations or the representations and warranties set out in paragraph (11) of Schedule H or to claims involving fraud or fraudulent misrepresentation.

(4)	SII’s total liability under Section 7.3(1) shall not exceed $3 million, except where Damages relate to a breach of the SII Fundamental Representations or involve fraud or fraudulent misrepresentation, in which case SII’s total liability shall not exceed $15 million.

Section 7.4	Notification

(1)	If an Indemnified Person becomes aware of a Direct Claim, the Indemnified Person shall promptly, and in any event within 30 days of becoming aware of such Direct Claim, notify the Indemnifying Party in writing of the Direct Claim. The notice must specify in reasonable detail the nature of the Damages including the sections of this Agreement which form the basis for such Direct Claim and include reasonable supporting documentation therefor.

(2)	If a Third Party Claim is instituted or asserted against an Indemnified Person, the Indemnified Person shall promptly, and in any event within 30 days of becoming aware of such Third Party Claim, notify the Indemnifying Party in writing of the Third Party Claim. The notice must specify in reasonable detail the identity of the Person making the Third Party Claim and, to the extent known, the nature of the Damages, the sections of this Agreement which form the basis for such Third Party Claim, and the estimated amount needed to investigate, defend, remedy or address the Third Party Claim and include reasonable supporting documentation therefor.

(3)	Notice to an Indemnifying Party under this Section 7.4 of a Direct Claim or a Third Party Claim is assertion of a claim for indemnification against the Indemnifying Party under this Agreement. Upon receipt of such notice, the provisions of Section 7.6 will apply to any Direct Claim and the provisions of Section 7.7 will apply to any Third Party Claim.

(4)	The omission to notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation to indemnify the Indemnified Person, unless the notification occurs after the expiration of the specified period set out in Section 7.1 or (and only to the extent that) the omission to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend provided in Section 7.7.

Section 7.5	Limitations Periods

(1)	Notwithstanding the provisions of the Limitations Act (Alberta) or any other statute, a proceeding in respect of a claim for indemnification or otherwise arising from any breach or inaccuracy of any representation or warranty in this Agreement may be commenced on or before the first (1st) anniversary of the date on which the Indemnifying Party was notified of the claim, so long as the Indemnifying Party was notified of the claim prior to the end of the applicable time period specified in Section 7.1(3) and Section 7.1(4). Any applicable limitation period is extended or varied to the full extent permitted by Law to give effect to this Section 7.5(1).

(2)	Notwithstanding the provisions of the Limitations Act (Alberta) or any other statute, a proceeding in respect of a claim for indemnification under Section 7.2(1)(a) or Section 7.2(1)(b) may be commenced on or before the first (1st) anniversary of the date on which the Indemnifying Party was notified of the claim. Any applicable limitation period is extended or varied to the full extent permitted by Law to give effect to this Section 7.5(2).

Section 7.6	Direct Claims

(1)	Following receipt of notice of a Direct Claim, the Indemnifying Party has 60 days to investigate the Direct Claim and respond in writing. For purposes of the investigation, the Indemnified Person shall make available to the Indemnifying Party the information relied upon by the Indemnified Person to substantiate the Direct Claim, together with such other information as the Indemnifying Party may reasonably request.

(2)	If the Indemnifying Party disputes the validity or amount of the Direct Claim, the Indemnifying Party shall provide written notice of the dispute to the Indemnified Person within the 60 day period specified in Section 7.6(1). The dispute notice must describe in reasonable detail the nature of the Indemnifying Party’s dispute. During the 30 day period immediately following receipt of a dispute notice by the Indemnified Person, the Indemnifying Party and the Indemnified Person shall attempt in good faith to resolve the dispute. If the Indemnifying Party and the Indemnified Person fail to resolve the dispute within that 30 day time period, the Indemnified Person is free to pursue all rights and remedies available to it, subject only to this Agreement. If the Indemnifying Party fails to respond in writing to the Direct Claim within the 60 day period specified in Section 7.6(1), the Indemnifying Party is deemed to have agreed to the validity and amount of the Direct Claim and shall promptly pay in full the amount of the Direct Claim to the Indemnified Person.

Section 7.7	Procedure for Third Party Claims

(1)	Subject to the terms of this Section 7.7, upon receiving notice of a Third Party Claim, the Indemnifying Party may participate in the investigation and defence of the Third Party Claim and may also elect to assume the investigation and defence of the Third Party Claim.

(2)	The Indemnifying Party may not assume the investigation and defence of a Third Party Claim if the Indemnifying Party is also a party to the Third Party Claim and counsel retained by the Indemnifying Party or the Indemnified Person has advised the Indemnified Person that joint representation would be inappropriate for the reason that:

(a)	there may be legal defences available to the Indemnified Person that are different from or in addition to those available to the Indemnifying Party (in which event and to that extent, the Indemnifying Party shall not have the right to assume the investigation and defence of the Third Party Claim on such Indemnified Person’s behalf); or

(b)	there is a conflict of interest between the Indemnifying Party and the Indemnified Person.

(3)	In order to assume the investigation and defence of a Third Party Claim, the Indemnifying Party must give the Indemnified Person written notice of its election within 15 days of Indemnifying Party’s receipt of notice of the Third Party Claim.

(4)	If the Indemnifying Party assumes the investigation and defence of a Third Party Claim:

(a)	the Indemnifying Party shall pay for all costs and expenses of the investigation and defence of the Third Party Claim except that the Indemnifying Party shall not, so long as it diligently conducts such defence, be liable to the Indemnified Person for any fees of other counsel or any other expenses with respect to the defence of the Third Party Claim, incurred by the Indemnified Person after the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(b)	if the Indemnifying Party is obligated to indemnify the Indemnified Person pursuant to Section 7.2 or Section 7.3, the Indemnifying Party shall reimburse the Indemnified Person for all costs and expenses incurred by the Indemnified Person in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(c)	the Indemnified Person shall not contact or communicate with the Person making the Third Party Claim without the prior written consent of the Indemnifying Party, unless required by applicable Law; and

(d)	the Indemnifying Party may not compromise and settle or remedy, or cause a compromise and settlement or remedy, of a Third Party Claim without the prior written consent of the Indemnified Person, which consent may not be unreasonably withheld, conditioned or delayed.

(5)	If the Indemnifying Party (a) is not entitled to assume the investigation and defence of a Third Party Claim under Section 7.7(2), (b) does not elect to assume the investigation and defence of a Third Party Claim or (c) assumes the investigation and defence of a Third Party Claim but fails to diligently pursue such defence, the Indemnified Person has the right (but not the obligation) to undertake the defence of the Third Party Claim. In the case where the Indemnifying Party fails to diligently pursue the defence of the Third Party Claim or the Indemnified Person concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Person may not assume the defence of the Third Party Claim unless the Indemnified Person gives the Indemnifying Party written demand to diligently pursue the defence and the Indemnifying Party fails to do so within 14 days after receipt of the demand, or such shorter period as may be required to respond to any deadline imposed by a court, arbitrator or other tribunal.

(6)	If, under Section 7.7(5), the Indemnified Person undertakes the investigation and defence of a Third Party Claim, the Indemnified Person may compromise and settle the Third Party Claim but the Indemnifying Party shall not be bound by any compromise or settlement of the Third Party Claim effected without its consent (which consent may not be unreasonably withheld, conditioned or delayed).

(7)	The Indemnified Person and the Indemnifying Party agree to keep each other fully informed of the status of any Third Party Claim and any related proceedings. If the Indemnifying Party assumes the investigation and defence of a Third Party Claim, the Indemnified Person shall, at the request and expense of the Indemnifying Party, use its reasonable best efforts to make available to the Indemnifying Party, on a timely basis, those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in investigating and defending the Third Party Claim. The Indemnified Person shall, at the request and expense of the Indemnifying Party, make available to the Indemnifying Party, or its representatives, on a timely basis all documents, records and other materials in the possession, control or power of the Indemnified Person, reasonably required by the Indemnifying Party for its use solely in defending any Third Party Claim which it has elected to assume the investigation and defence of. The Indemnified Person shall cooperate on a timely basis with the Indemnifying Party in the defence of any Third Party Claim.

Section 7.8	Fraud and Other Remedies

(1)	Except as provided in this Section 7.8, if the Closing occurs the indemnities provided in Section 7.2 and Section 7.3 constitute the only remedy of SII and the Administrator Shareholders, respectively, in the event of a breach of a representation or warranty of such Party contained in this Agreement or in a certificate delivered pursuant to this Agreement.

(2)	Nothing in this Agreement, including this Article 7, limits or restricts in any way any remedies available, or Damages payable, for claims involving fraud or fraudulent misrepresentation.

Section 7.9	Adjustment to CGAL Aggregate Consideration

Any payment made by CGAL or any CGAL Shareholder as an Indemnifying Party pursuant to this Article 7 will constitute a dollar-for-dollar decrease of the CGAL Aggregate Consideration and any payment made by SII as an Indemnifying Party pursuant to this Article 7 will constitute a dollar-for-dollar increase of the CGAL Aggregate Consideration.

Section 7.10	Reductions and Subrogation

(1)	If the amount of any Damages incurred by a Party at any time subsequent to the making of an indemnity payment is reduced by:

(a)	any net Tax benefit to that Party; or

(b)	any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person,

the amount of such reduction (less any costs, expenses (including Taxes) or increase in premiums arising or incurred as a result of such Damages), shall promptly be repaid by that Party to the other Party. Upon making a full indemnity payment, a Party shall, to the extent of such indemnity payment, be subrogated to all rights of the other Party against any third party in respect of the Damages to which the indemnity payment relates.

Section 7.11	Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a Party to mitigate any Damages which it may suffer or incur by reason of the breach by the other Party of any representation, warranty or covenant of that other Party under this Agreement.

Article 8
TERMINATION, termination feeS and expenses

Section 8.1	Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	either CFCL or SII if the CFCL Arrangement Resolutions are not approved at the CFCL Meeting in accordance with the Interim Order, provided that if CFCL or the CFCL Board has accepted, approved or entered into a Permitted Acquisition Agreement CFCL pays the Termination Fee concurrently with such termination in accordance with Section 8.3(2);

(c)	any of the Parties if:

(i)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Parties from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 8.1(1)(c)(i) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(ii)	the Effective Time does not occur on or prior to the Outside Date, provided that

(A)	none of CFCL, CGAL, New Administrator or a CGAL Shareholder may terminate this Agreement pursuant to this Section 8.1(1)(c)(ii)

(1)	if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by any of CFCL, CGAL, New Administrator or a CGAL Shareholder of any of their respective representations or warranties or the failure of any of CFCL, CGAL, New Administrator or an Administrator Shareholder to perform any of their covenants or agreements under this Agreement, or

(2)	if CFCL or the CFCL Board, has accepted, approved or entered into a Permitted Acquisition Agreement, unless prior to or concurrently with such termination CFCL pays the Termination Fee in accordance with Section 8.3(2); and

(B)	SII may not terminate this Agreement pursuant to this Section 8.1(1)(c)(ii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by SII or the Trust of any of its respective representations or warranties or the failure of SII or the Trust to perform any of its respective covenants or agreements under this Agreement;

(d)	CFCL if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of SII or the Trust under this Agreement occurs that would cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.7(3); provided that none of CFCL, CGAL, New Administrator or a CGAL Shareholder is then in breach of this Agreement so as to cause any condition in Section 6.2(1), Section 6.2(2), Section 6.2(3) or Section 6.2(4) not to be satisfied;

(e)	CGAL, New Administrator or a CGAL Shareholder if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of SII under this Agreement occurs that would cause any condition in Section 6.4(1) or Section 6.4(2) not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.7(3); provided that none of CFCL, CGAL, New Administrator or a CGAL Shareholder is then in breach of this Agreement so as to cause any condition in Section 6.2(1), Section 6.2(2), Section 6.2(3) or Section 6.2(4) not to be satisfied;

(f)	SII if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of CFCL, CGAL, New Administrator or a CGAL Shareholder under this Agreement occurs that would cause any condition in Section 6.2(1), Section 6.2(2), Section 6.2(3) or Section 6.2(4) not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.7(3); provided that neither SII nor the Trust is then in breach of this Agreement so as to cause any condition in Section 6.3(1), Section 6.3(2), Section 6.4(1) or Section 6.4(2) not to be satisfied;

(ii)	the CFCL Board, or any committee thereof including the CFCL Special Offer Committee, fails to unanimously recommend (excluding abstentions by conflicted directors) or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) the CFCL Board Recommendation within five (5) Business Days after having been requested in writing by SII to do so, or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days after the public announcement of such Acquisition Proposal, or recommends or endorses an Acquisition Proposal and/or accepts, approves or enters into a Permitted Acquisition Agreement (collectively, a “Change in Recommendation”), or

(iii)	CFCL, CGAL, New Administrator or a CGAL Shareholder breaches Article 5 in any material respect; or

(iv)	there is a Material Adverse Effect in respect of CFCL; and

(g)	by CFCL, CGAL, New Administrator or the CGAL Shareholders if there is a Material Adverse Effect in respect of SII.

Section 8.2	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder or Representative of such Party) to any other Party, except that Section 2.4(6) [SII Indemnity re Misrepresentations in CFCL Circular], Section 2.4(7) [CGAL Indemnity re: Misrepresentations in CFCL Circular], Section 2.13 [CGAL Shareholders Pre-Effective Date Guarantee], Section 4.8 [CFCL Employee, Director and Officer Insurance and Indemnification], Section 4.9 [CGAL Indemnification and Release] Section 4.11 [Standstill], Section 4.12 [Litigation and Releases], Article 7 [Indemnification], this Section 8.2, Section 8.3 [Termination Fee], Section 8.4 [Expenses] and Section 9.2 through Section 9.16 [General Provisions], inclusive, shall survive in accordance with their terms and provided that no Party shall be relieved from any liability for any willful or intentional breach by it of any provision of this Agreement prior to the termination of this Agreement.

Section 8.3	Termination Fee

(1)	For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)	by CFCL or SII pursuant to Section 8.1(1)(b) [Arrangement Shareholder Resolutions Not Approved], by any Party pursuant to Section 8.1(1)(c)(ii) [Outside Date] or by SII pursuant to Section 8.1(1)(f)(i) if:

(i)	both (A) prior to such termination, an Acquisition Proposal is made or publicly announced (or, in the case of termination by SII pursuant to Section 8.1(1)(f)(i) only, otherwise communicated to CFCL or any of its Representatives) by any Person other than SII or any of its affiliates or any Person (other than SII or any of its affiliates) shall have publicly announced an intention to do so, and (B) within 12 months following the date of such termination, (1) CFCL, CGAL or a CGAL Shareholder, directly or indirectly, in one or more transactions, enters into a definitive Contract (it being understood that a confidentiality agreement or exclusivity agreement will not be considered a definitive Contract) in respect of such Acquisition Proposal, (2) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (3) CFCL, CGAL or a CGAL Shareholder, directly or indirectly, in one or more transactions, enters into a definitive Contract (it being understood that a confidentiality agreement or exclusivity agreement will not be considered a definitive Contract) in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) which is subsequently completed at any time (provided that for purposes of this Section 8.3(1)(a)(i), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20%” therein shall be deemed to be a reference to “50%”), or

(ii)	prior to such termination, there has been a Change in Recommendation or CFCL, CGAL, New Administrator or a CGAL Shareholder has breached Article 5 in any material respect; or

(b)	by SII pursuant to Section 8.1(1)(f)(ii) or Section 8.1(1)(f)(iii),

provided that a Termination Fee Event shall be deemed not to have occurred and under no circumstances shall CFCL be obliged to pay the Termination Fee in the event the Arrangement is completed.

(2)	The Termination Fee shall be paid by CFCL to SII by wire transfer of immediately available funds as promptly as practicable, and in any event within two (2) Business Days of, the occurrence of a Termination Fee Event, provided that if a Termination Fee Event occurs due to a termination of this Agreement as described in:

(a)	clause (B)(2) or (B)(3) of Section 8.3(1)(a)(i), the Termination Fee shall be paid by CFCL to SII concurrently with the consummation of any Acquisition Proposal;

(b)	clause (B)(1) of Section 8.3(1)(a)(i), the Termination Fee shall be paid by CFCL to SII concurrently with the entry into a definitive Contract in respect of such Acquisition Proposal; and

(c)	Section 8.3(1)(a)(ii), the Termination Fee shall be paid by CFCL to SII prior to or concurrently with termination of this Agreement, if terminated by CFCL, CGAL, New Administrator or a CGAL Shareholder.

(3)	CFCL acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements SII would not enter into this Agreement, and that the amounts set out in this Section 8.3 represent liquidated damages that are a genuine pre-estimate of the damages, including opportunity costs, which SII will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. CFCL irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(4)	Each Party agrees that upon payment of the Termination Fee to SII pursuant to this Section 8.3, SII shall be precluded from any other remedy against the other Parties at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against any other Party or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided however, that this limitation shall not apply in respect of a willful or intentional breach of this Agreement by a Party prior to the termination hereof.

Section 8.4	Expenses

(1)	Except as provided in Section 4.4(5), Section 8.3 and Section 8.4(2) through Section 8.4(4), inclusive, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of CFCL, CGAL, New Administrator and the CGAL Shareholders incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)	If this Agreement is terminated prior to the completion of the Arrangement other than pursuant to Section 8.1(1)(f)(i) and provided that no Termination Fee is payable within two (2) Business Days of such termination, then SII shall pay CFCL and CGAL, by wire transfer of immediately available funds, an aggregate amount of $2.5 million (the “Expense Reimbursement Amount”) with such Expense Reimbursement Amount being allocated in accordance with joint instructions provided by CFCL and CGAL. SII shall pay any Expense Reimbursement Amount payable hereunder concurrently with any such termination of this Agreement by SII (other than pursuant to Section 8.1(1)(f)(i) or where a Termination Fee is payable within (2) Business Days of such termination) and within two Business Days of the termination of this Agreement by any other Party and, notwithstanding any other provision of this Agreement, no termination by SII of this Agreement shall be effective if SII fails to pay the Expense Reimbursement Amount as aforesaid.

(3)	SII will pay for the services of the Proxy Solicitation Firms pursuant to joint retainers thereof by SII and CFCL to solicit proxies in favour of the approval of the CFCL Arrangement Resolutions. The activities of the Proxy Solicitation Firms will be directed jointly by CFCL and SII, each acting reasonably.

(4)	SII will, on or prior to the delivery of each SII Outside Date Extension Notice, pay CGAL, by wire transfer of immediately available funds, an aggregate amount of $150,000 with such amount being allocated in accordance with instructions provided by J.C. Stefan Spicer.

Article 9
GENERAL PROVISIONS

Section 9.1	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the CFCL Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 9.2	Notices

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, facsimile or email and is deemed to be given and received:

(a)	on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day;

(b)	if sent by facsimile (with facsimile machine confirmation of transmission) on the date of transmission if it is a Business Day and transmission was made prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day; or

(c)	if sent by email, when the sender receives an email from the recipient acknowledging receipt, provided that an automatic “read receipt” does not constitute acknowledgment of an email for purposes of this Section 9.2(c), in each case to the Parties at the following addresses (or such other address for a party as specified by like Notice):

(i)	to SII at:

Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario M5J 2J1

Attention:	Arthur Einav, General Counsel
Telephone:	416-943-6448
Facsimile:	416-943-6497
Email:	aeinav@sprottconsulting.com

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention:	John Ciardullo and J.R. Laffin
Telephone:	416-869-5500
Facsimile:	416-947-0866
Email:	jciardullo@stikeman.com and jrlaffin@stikeman.com

(ii)	to CFCL at:

Special Offer Committee of Central Fund of Canada Limited
Hallmark Estates, Suite 805

1323-15th Avenue S.W.

Calgary, Alberta T3C 0X8

Attention:	Barry Cooper, Chairman of the Special Offer Committee
Telephone:	403-228-5861
Facsimile:	403-228-2222
Email:	highgradegold@gmail.com

with a copy to:

Gowling WLG (Canada) LLP
421 7 Ave S.W., Suite #1600
Calgary, Alberta T2P 4K9

Attention:	Stuart Olley and Martin Mix
Telephone:	403-298-1000
Facsimile:	403-263-9193
Email:	stuart.olley@gowlingwlg.com and martin.mix@gowlingwlg.com

(iii)	to CGAL, Philip M. Spicer or J.C. Stefan Spicer at:

c/o The Central Group Alberta Ltd.
Investor Inquiries Office
P.O. Box 10050

Ancaster, Ontario L9K 1P2

Telephone:	905-648-7878
Facsimile:	905-648-4196
Email:	spicer@centralfund.com

with a copy to:

Osler, Hoskin & Harcourt LLP
100 King Street West
1 First Canadian Place
Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention:	Jeremy Fraiberg
Telephone:	416-362-2111
Facsimile:	416-862-6666
Email:	jfraiberg@osler.com

Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

Section 9.3	Time of the Essence

Time is of the essence in this Agreement.

Section 9.4	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement against other Parties without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 9.5	Third Party Beneficiaries

(1)	Except as provided in Section 2.4(6) [SII Indemnity re Misrepresentations in CFCL Circular], Section 2.4(7) [CGAL Indemnity re Misrepresentations in CFCL Circular], Section 4.8 [CFCL Employee, Director and Officer Insurance and Indemnification], Section 4.12 [Litigation and Releases] and Article 7 [Indemnification], which, without limiting their respective terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 9.5 as, the “Beneficiaries”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Each Party acknowledges to the applicable Beneficiaries their direct rights against such Party under Section 2.4(6), Section 2.4(7), Section 4.9, Section 4.12 and/or Article 7, as applicable, which are intended for the benefit of, and shall be enforceable by, each Beneficiary, his or her heirs and his or her legal representatives. The Parties reserve their right to vary or rescind the rights at any time prior to the Effective Time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 9.6	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 9.7	Entire Agreement

This Agreement, together with the Exclusivity Agreement and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the Exclusivity Agreement and the Confidentiality Agreement, the provisions of this Agreement shall govern.

Section 9.8	Further Assurances

The Parties will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Parties as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time, including any specific conveyancing documents required in connection with the CFCL Real Property.

Section 9.9	Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.

Section 9.10	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.11	Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 9.12	Rules of Construction

The Parties waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 9.13	No Personal Liability

No director or officer of SII shall have any personal liability whatsoever to CFCL, CGAL, New Administrator or the CGAL Shareholders under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of SII. No director or officer of CFCL, CGAL or New Administrator shall have in their capacity as a director or officer of CFCL, CGAL or New Administrator any personal liability whatsoever to SII under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of CFCL, CGAL or New Administrator.

Section 9.14	Several Liability

The obligations hereunder of CFCL on the one hand and CGAL, New Administrator and the CGAL Shareholders on the other hand are several and not joint or joint and several.

Section 9.15	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 9.16	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or similar executed electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

SPROTT INC.

By:	(signed) "Arthur Einav"
Name: Arthur Einav
Title: General Counsel

CENTRAL FUND OF CANADA LIMITED

By:	(signed) "Barry Cooper"
Name: Barry R. Cooper
Title: Director

2070140 ALBERTA LTD.

By:	(signed) "Stefan Spicer"
Name: J.C. Stefan Spicer
Title: President & Chief Executive Officer

THE CENTRAL GROUP ALBERTA LTD.

By:	(signed) "Stefan Spicer"
Name: J.C. Stefan Spicer
Title: Director

(signed) "Philip Spicer"	(signed) "Marda Jeffrey"
Name: Philip M. Spicer	Witness

(signed) "Stefan Spicer"	(signed) "Marda Jeffrey"
Name: J.C. Stefan Spicer	Witness

Schedule A
Plan of Arrangement

(see attached)

A - 1

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

“ABCA” means the Business Corporations Act (Alberta).

“Administration Agreement” means the amended and restated administrative and consulting agreement between CFCL and the Administrator dated as of November 1, 2005.

“Arrangement” means an arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms thereof and of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of SII, CFCL, CGAL and the New Administrator, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated October 1, 2017 among SII, CFCL, CGAL, New Administrator and the CGAL Shareholders.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta or New York, New York.

“Certificates of Arrangement” means, collectively, the CFCL Certificate of Arrangement and the New Administrator Certificate of Arrangement.

“CFCL” means Central Fund of Canada Limited, a corporation continued under the ABCA.

“CFCL Arrangement Resolutions” means, collectively, the Class A Shareholder Arrangement Resolution and the Common Shareholder Arrangement Resolution.

“CFCL Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the CFCL Articles of Arrangement.

“CFCL Circular” means the notice of the CFCL Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the CFCL Shareholders in connection with the CFCL Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“CFCL Indemnification Obligations” means CFCL’s obligations pursuant to section 11 of the Administration Agreement to indemnify and hold harmless CGAL from and against any and all losses, costs, claims and liabilities which CGAL may suffer or incur by reason of any matter or thing which CGAL may have properly done or caused to be done pursuant to the terms of the Administration Agreement.

“CFCL Meeting” means the special meeting of CFCL Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the CFCL Arrangement Resolutions and for any other purpose as may be set out in the CFCL Circular and agreed to in writing by CFCL, SII and CGAL, each acting reasonably.

A - 2

“CFCL Real Property” means the condominium where CFCL’s head office is located having the municipal address Suite 805 Hallmark Estates, 1323 – 15th Avenue, SW., Calgary, Alberta.

“CFCL Shareholders” means, collectively, the Class A Shareholders and the Common Shareholders.

“CFCL Shares” means, collectively, the Class A Shares and the Common Shares.

“CGAL” means The Central Group Alberta Ltd., a corporation incorporated under the ABCA.

“CGAL Aggregate Cash Consideration” means a cash amount equal to (a) $105 million less (b) the aggregate Common Shareholder Consideration.

“CGAL Aggregate Consideration” means the CGAL Aggregate Cash Consideration and the CGAL Aggregate Share Consideration.

“CGAL Aggregate Share Consideration” means 6,997,387 SII Shares.

“CGAL Shareholders” means Philip M. Spicer and J.C. Stefan Spicer, and each a “CGAL Shareholder”.

“Class A Letter of Transmittal” means the letter of transmittal for use by Class A Shareholders with respect to the Arrangement, which shall be mailed to Class A Shareholders by the Trust.

“Class A Shareholder Arrangement Resolution” means the special resolution approving the Plan of Arrangement considered by the Class A Shareholders at the CFCL Meeting.

“Class A Shareholder Consideration” means the consideration to be received by the Class A Shareholders pursuant to the Plan of Arrangement consisting of, for each Class A Share, one (1) Trust Unit.

“Class A Shareholders” means the registered or beneficial holders of Class A Shares.

“Class A Shares” means the class A non-voting shares in the capital of CFCL.

“Common Shareholder Arrangement Resolution” means the special resolution approving the Plan of Arrangement considered by the Common Shareholders at the CFCL Meeting.

“Common Shareholder Consideration” means the consideration to be received by the Common Shareholders pursuant to this Plan of Arrangement consisting of $500 in cash for each Common Share.

“Common Share Letter of Transmittal” means the letter of transmittal for use by Common Shareholders with respect to the Arrangement, which shall be mailed to Common Shareholders by CFCL together with the CFCL Circular.

“Common Shareholders” means the registered or beneficial holders of Common Shares.

“Common Shares” means the common shares in the capital of CFCL.

“Consideration” means, collectively, the Class A Shareholder Consideration, the Common Shareholder Consideration, the CGAL Aggregate Consideration and the SII-Held Common Share Consideration.

“Court” means the Court of Queen’s Bench of Alberta (Calgary), or other court as applicable.

A - 3

“Depositary” means TSX Trust Company or such other Person as SII, CFCL and CGAL agree in writing.

“Dissenting Class A Share” has the meaning specified in Section  2.3(d)(i).

“Dissenting Class A Shareholder” means any registered Class A Shareholder who has duly and validly exercised its Dissent Rights pursuant to this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“Dissenting Common Share” has the meaning specified in Section 2.3(d)(ii).

“Dissenting Common Shareholder” means any registered Common Shareholder who has duly and validly exercised its Dissent Rights pursuant this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“Dissenting Holders” means, collectively, Dissenting Class A Shareholders and Dissenting Common Shareholders.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section  3.1 of this Plan of Arrangement.

“Effective Date” means the date shown on the Certificates of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as SII, CFCL and CGAL agree to in writing before the Effective Date.

“Final Order” means the final order of the Court in a form acceptable to SII, CFCL and CGAL, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of SII, CFCL and CGAL, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to SII, CFCL and CGAL, each acting reasonably) on appeal.

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the above; (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

“Interim Order” means the interim order of the Court made pursuant to section 193 of the ABCA in a form acceptable to SII, CFCL and CGAL, each acting reasonably, providing for, among other things, the calling and holding of the CFCL Meeting and the approval of matters related to the New Administrator Arrangement Resolution, as such order may be amended by the Court (which amendment shall be acceptable to SII, CFCL and CGAL, each acting reasonably).

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, instrument, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind capable of becoming any of the foregoing, in each case, whether contingent or absolute.

A - 4

“Manager” means Sprott Asset Management LP, in its capacity as the manager of the Trust.

“New Administrator” means 2070140 Alberta Ltd., a corporation incorporated under the ABCA.

“New Administrator Arrangement Resolution” means the written resolution of the sole shareholder of New Administrator approving the Plan of Arrangement, executed by CGAL and delivered to CFCL and SII.

“New Administrator Articles of Arrangement” means the articles of arrangement of the New Administrator in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to SII, CFCL, CGAL and the New Administrator, each acting reasonably.

“New Administrator Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the New Administrator Articles of Arrangement.

“New Administrator Shares” means the common shares in the capital of the New Administrator.

“Parties” means SII, CFCL, CGAL, New Administrator and the CGAL Shareholders and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under section 193 of the ABCA, and any amendments or variations made in accordance with Section  5.1 of this plan of arrangement or made at the direction of the Court in the Final Order with the prior written consent of SII, CFCL and CGAL, each acting reasonably.

“Registrar” means the Registrar appointed pursuant to section 263 of the ABCA.

“Residual Rights” has the meaning specified in Section 2.4(1).

“Settlor” means ●.

“Settlor Unit” means the Trust Unit held prior to the Effective Time by the Settlor, as settlor of the Trust.

“SII” means Sprott Inc., a corporation incorporated under the laws of the Province of Ontario.

“SII-Held Common Share Consideration” means the consideration to be received by SII, as a holder of Common Shares, pursuant to Section 2.3(i) consisting of, for each Common Share, one (1) Trust Unit.

“SII Shares” means the common shares in the capital of SII.

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of a Subsidiary.

“Tax Act” means the Income Tax Act (Canada).

“Transferred Assets” means all of the assets of CFCL other than the Administration Agreement.

A - 5

“Transferred Liabilities” means all of the liabilities of CFCL other than the Administration Agreement.

“Trust” means Sprott Physical Gold and Silver Trust, a trust established under the laws of the Province of Ontario pursuant to the Trust Agreement.

“Trust Agreement” means the trust agreement dated ●, 2017 among the Settlor, the Manager and the Trustee.

“Trustee” means RBC Investor Services Trust, a trust company organized under the federal laws of Canada, or such other Person as SII, CFCL and CGAL agree in writing.

“Trust Units” means the units of the Trust.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to sums of money or to “$” are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words: (a) “including”, “includes” and “include” mean “including (or includes or include) without limitation,”; (b) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,”; and (c) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time are to local time, Calgary, Alberta, Canada.

(8)	Governing Law. This Plan of Arrangement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan of Arrangement and all proceedings in connection with this Plan of Arrangement will be subject to the exclusive jurisdiction of the Court.

A - 6

Article 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Effect of Arrangement

(1)	This Plan of Arrangement and the Arrangement, upon the filing of each of the CFCL Articles of Arrangement and the New Administrator Articles of Arrangement and the issuance of the Certificates of Arrangement, will become effective, and be binding on CFCL, the CFCL Shareholders, including Dissenting Class A Shareholders and Dissenting Common Shareholders, CGAL, New Administrator, the CGAL Shareholders, SII, the Trust, CST Trust Company and American Stock Transfer & Trust Company, LLC, the transfer agents of CFCL, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

(2)	The CFCL Articles of Arrangement, the New Administrator Articles of Arrangement and the Certificates of Arrangement shall be filed and issued, respectively with respect to the Arrangement in its entirety. The Certificates of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 2.3 has become effective in the sequence and at the times set out therein.

2.3	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur as set out below without any further authorization, act or formality, in the following sequence:

(a)	all rights as of and after the Effective Time and all obligations arising on or after the Effective Time of CGAL under the Administration Agreement shall be, and shall be deemed to be, assigned to, assumed by and novated to New Administrator and New Administrator shall not assume any liabilities of CGAL of any nature whatsoever in consideration of the issuance by New Administrator of ● common shares of New Administrator;

(b)	the CFCL Indemnification Obligations shall be, and shall be deemed to be, assigned to, assumed by and novated to the Trust;

(c)	the New Administrator Shares shall, and shall be deemed to, be assigned and transferred by CGAL to SII, without any further act or formality, in exchange for the CGAL Aggregate Consideration, and

(i)	CGAL shall cease to be the holder of the New Administrator Shares and to have any rights as a holder of New Administrator Shares other than the right to be paid the CGAL Aggregate Consideration in accordance with this Plan of Arrangement; and

(ii)	CGAL’s name shall be removed from the register of holders of New Administrator Shares and SII shall be recorded as the registered holder of the New Administrator Shares and shall be deemed the legal and beneficial owner thereof;

A - 7

(d)	subject to Section 3.1:

(i)	each of the Class A Shares in respect of which Dissent Rights have been validly exercised and not withdrawn held by Dissenting Class A Shareholders (each a “Dissenting Class A Share”) shall, and shall be deemed to, be assigned and transferred by the holders thereof to the Trust, without any further act or formality, in exchange for a debt claim against the Trust in the amount equal to the fair value for such Class A Shares as set out in Section 3.1, and (A) such Dissenting Class A Shareholders shall cease to be the holders of such Class A Shares and to have any rights as holders of such Class A Shares other than the right to be paid by the Trust the amount determined in accordance with Section 3.1 and (B) the name of each Dissenting Class A Shareholder shall be removed from the register of holders of Class A Shares as it relates to the Class A Share so assigned and transferred and the Trust shall be recorded as the registered holder of such Class A Shares and shall be deemed the legal and beneficial owner thereof; and

(ii)	each of the Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn held by Dissenting Common Shareholders (each a “Dissenting Common Share”) shall, and shall be deemed to, be assigned and transferred by the holders thereof to SII, without any further act or formality, in exchange for a debt claim against SII in the amount equal to the fair value for such Common Shares as set out in Section 3.1, and (A) such Dissenting Common Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid by SII the amount determined in accordance with Section 3.1 and (B) the name of each Dissenting Common Shareholder shall be removed from the register of holders of Common Shares as it relates to the Common Share so assigned and transferred and SII shall be recorded as the registered holder of such Common Share and shall be deemed the legal and beneficial owner thereof;

(e)	each Common Share (other than any Dissenting Common Shares) shall be, and shall be deemed to be, assigned and transferred by the holder thereof to SII, without any further act or formality, in exchange for the Common Shareholder Consideration, and

(i)	the holder of each Common Share so assigned and transferred shall cease to be the holder of the Common Share so assigned and transferred and to have any rights as holder of such Common Share other than the right to be paid such Common Shareholder’s Common Shareholder Consideration in accordance with this Plan of Arrangement; and

(ii)	the name of such holder shall be removed from the register of holders of Common Shares as it relates to the Common Share so assigned and transferred and SII shall be recorded as the registered holder of such Common Share and shall be deemed the legal and beneficial owner thereof;

(f)	subject to Section 2.4:

(i)	CFCL shall sell, assign, transfer, convey and deliver to the Trust the Transferred Assets and all of CFCL’s right and title to the Transferred Assets;

(ii)	in consideration for, and concurrently with the sale, assignment, transfer, conveyance and delivery in Section 2.3(f)(i), the Trust:

(A)	shall assume, and agree to discharge, perform and fulfill, the Transferred Liabilities; and

A - 8

(B)	concurrently with the assumption and agreement in Section 2.3(f)(ii)(A), shall issue to CFCL that number of fully-paid non-assessable Trust Units as is equal to the aggregate number of Class A Shares and Common Shares issued and outstanding immediately prior to the Effective Time;

(g)	concurrently with the issuance of Trust Units in Section 2.3(f)(ii)(B), the Settlor Unit shall be cancelled without any payment in respect thereof, and

(i)	the Settlor shall cease to be the holder of the Settlor Unit and to have any rights as holder of the Settlor Unit; and

(ii)	the name of the Settlor shall be removed from the register of holders of Trust Units as it relates to the Settlor Unit;

(h)	each Class A Share shall be, and shall be deemed to be, redeemed and cancelled by CFCL, without any further act or formality, in exchange for the Class A Shareholder Consideration, and

(i)	the holder of each Class A Share so redeemed and cancelled shall cease to be the holder of the Class A Share so redeemed and cancelled and to have any rights as holder of such Class A Share other than the right to be paid such Class A Shareholder’s Class A Shareholder Consideration in accordance with this Plan of Arrangement; and

(ii)	the name of such holder shall be removed from the register of holders of Class A Shares as it relates to the Class A Share so redeemed and cancelled;

(i)	concurrently with the redemption and cancellation in Section 2.3(h), each Common Share (all of which are now held by SII) shall be, and shall be deemed to be, redeemed and cancelled by CFCL, without any further act or formality, in exchange for the SII-Held Common Share Consideration, and

(i)	SII shall cease to be the holder of such Common Shares and to have any rights as holder of such Common Shares other than the right to be paid the SII-Held Common Share Consideration in accordance with this Plan of Arrangement; and

(ii)	the name of SII shall be removed from the register of holders of Common Shares as it relates to such Common Shares.

2.4	Exclusions

(1)	Notwithstanding anything in this Plan of Arrangement, the Trust does not assume and has no obligation to discharge any liability or obligation under or in respect of any Transferred Asset: (i) which is not assignable in whole or in part without the consent, approval or waiver of the other party or parties to it; or (ii) which cannot be performed by the Trust without the consent of the other party or parties to it (collectively, the “Residual Rights”), unless, in either case, such consent, approval or waiver has been obtained on terms satisfactory to the Trust and the value of such Transferred Assets have enured to the Trust.

(2)	The Residual Rights shall be held in trust for the benefit of the Trust by CFCL.

A - 9

Article 3
RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered Class A Shareholders may exercise dissent rights in connection with the Class A Shareholder Arrangement Resolution and registered Common Shareholders may exercise dissent rights in connection with the Common Shareholder Arrangement Resolution (collectively, “Dissent Rights”) pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Section  3.1; provided that, notwithstanding subsection 191(5) of the ABCA, the written objection to the applicable CFCL Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by CFCL not later than 5:00 p.m. on the second (2nd) Business Day immediately preceding the date of the CFCL Meeting (as it may be adjourned or postponed from time to time). Dissenting Class A Shareholders and Dissenting Common Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred: (i) in the case of the Dissenting Class A Shareholders, the Dissenting Class A Shares held by them to the Trust as provided in Section  2.3(d)(i); and (ii) in the case of the Dissenting Common Shareholders, the Dissenting Common Shares held by them to SII as provided in Section  2.3(d)(ii), and if they:

(a)	ultimately are entitled to be paid fair value for such Dissenting Class A Shares or Dissenting Common Shares, as applicable, will be entitled to be paid the fair value of such Dissenting Class A Shares or Dissenting Common Shares, as applicable, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissenting Class A Shares or Dissenting Common Shares, as applicable; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Dissenting Class A Shares or Dissenting Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Class A Shareholder or Common Shareholder, as applicable.

3.2	Recognition of Dissenting Holders

(1)	In no circumstances shall SII, the Trust, CFCL or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Class A Shares or Common Shares in respect of which such rights are sought to be exercised.

(2)	For greater certainty, in no case shall SII, the Trust, CFCL or any other Person be required to recognize Dissenting Holders as holders of Dissenting Class A Shares or Dissenting Common Shares after the completion of the transfer under Section 2.3(d), and the names of such Dissenting Holders shall be removed from the registers of holders of Class A Shares or Common Shares, as applicable, in respect of which Dissent Rights have been validly exercised at the same time as the applicable event described in Section 2.3(d) occurs. In addition to any other restrictions under section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) Class A Shareholders who vote or have instructed a proxyholder to vote any Class A Shares in favour of the Class A Shareholder Arrangement Resolution (but only in respect of such Class A Shares); and (ii) Common Shareholders who vote or have instructed a proxyholder to vote any Common Shares in favour of the Common Shareholder Arrangement Resolution (but only in respect of such Common Shares).

(3)	Dissenting Holders who validly withdraw their Dissent Rights or who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Class A Shares or Dissenting Common Shares, as applicable, shall be deemed to have participated in the Arrangement pursuant to Section 2.3(h) and Section 2.3(e), respectively, on the same basis as a non-dissenting holder of Class A Shares or Common Shares, as applicable.

A - 10

Article 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(1)	Prior to filing of the CFCL Articles of Arrangement and the New Administrator Articles of Arrangement, SII and the Trust shall deposit in escrow:

(a)	with the Depositary (the terms and conditions of such escrow to be satisfactory to SII, CFCL and CGAL, each acting reasonably), sufficient funds, SII Shares and Trust Units to satisfy the aggregate Consideration payable to CFCL Shareholders pursuant to the Plan of Arrangement; and

(b)	with the Depositary (the terms and conditions of such escrow to be satisfactory to SII and CGAL, each acting reasonably) sufficient funds and SII Shares to satisfy the CGAL Aggregate Consideration payable to CGAL pursuant to the Plan of Arrangement.

(2)	Other than in respect of the Common Shares held by SII following the assignment and transfer in Section 2.3(d)(ii) and Section 2.3(e) and their redemption and cancellation for the SII-Held Common Share Consideration in Section 2.3(i), upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Class A Shares or Common Shares (other than CFCL Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), that were transferred pursuant to Section 2.3, together with a duly completed and executed Class A Letter of Transmittal or Common Share Letter of Transmittal, as applicable, and such additional documents and instruments as the Depositary may reasonably require, the holder of Class A Shares or Common Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under the Arrangement for such Class A Shares or Common Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(3)	Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Class A Shares or Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Class A Shares or Common Shares not duly surrendered on or before the day that is one day prior to the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Class A Shares or Common Shares of any kind or nature against or in CFCL, SII or the Trust. On such date, any and all Consideration which such former holder was entitled shall be deemed to have been surrendered to SII.

(4)	Any payment made by way of cheque by SII or the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to SII or the Depositary or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time shall be returned by the Depositary to SII, and any right or claim to payment hereunder that remains outstanding on the day that is three years less one day from the Effective Date shall cease to represent a right or claim by or interest of any kind or nature and the right of a former holder of Class A Shares or Common Shares to receive the consideration for such Class A Shares or Common Shares, as applicable, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to SII for no consideration.

A - 11

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Class A Shares or Common Shares that were assigned and transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration to which the holder is entitled pursuant to this Plan of Arrangement. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to SII and the Depositary (acting reasonably) in such sum as SII may direct, or otherwise indemnify SII, the Trust and CFCL against any claim that may be made against SII, the Trust or CFCL with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

(1)	Other than in respect of the CGAL Aggregate Consideration, CFCL, SII, the Trust and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct CFCL, SII, the Trust or the Depositary, to deduct and withhold on their behalf, from any Consideration payable or otherwise deliverable to any CFCL Shareholders under the Plan of Arrangement such amounts as CFCL, SII, the Trust or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such Consideration under any provision of any Law in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the Consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to CFCL Shareholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

(2)	In respect of the CGAL Aggregate Consideration, SII and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct SII or the Depositary, to deduct and withhold on their behalf, from any CGAL Aggregate Consideration payable or otherwise deliverable to CGAL under the Plan of Arrangement such amounts as SII or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such CGAL Aggregate Consideration under any provision of any Law in respect of Taxes, provided, however, that SII, or the Depositary, as applicable, shall notify CGAL of its intent to withhold not less than ten (10) days prior to making such withholding and shall permit CGAL to reduce the amount so withheld, if possible, including through the provision of any tax forms, information, reports or certificates. Any such amounts will be deducted, withheld and remitted from the CGAL Aggregate Consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to CGAL in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

4.4	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Class A Shares, Common Shares and New Administrator Shares issued prior to the Effective Time; (b) the rights and obligations of the CFCL Shareholders, CFCL, the CGAL Shareholders, New Administrator, CGAL, SII, the Trust, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Class A Shares, Common Shares and New Administrator Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

A - 12

4.5	No Liens

Any exchange, assignment, transfer or similar conveyance of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.6	U.S. Securities Laws Exemption

Notwithstanding any provision herein to the contrary, the Parties agree that this Plan of Arrangement will be carried out with the intention that all SII Shares and Trust Units issued on completion of this Plan of Arrangement to the Class A Shareholders, the Common Shareholders and CGAL will be issued by SII and the Trust in reliance on the exemption from registration requirements of the U.S. Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof.

Article 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(1)	SII, CFCL, CGAL, New Administrator and the CGAL Shareholders may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must: (i) be set out in writing; (ii) be approved by SII, CFCL, CGAL, New Administrator and the CGAL Shareholders; (iii) filed with the Court and, if made following the CFCL Meeting, approved by the Court; and (iv) communicated to CFCL Shareholders and others as may be required by the Interim Order in the manner required by the Court (if so required).

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by SII, CFCL, CGAL, New Administrator or the CGAL Shareholders at any time prior to the CFCL Meeting (provided that SII, CFCL, CGAL, New Administrator and the CGAL Shareholders shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the CFCL Meeting in accordance with the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the CFCL Meeting shall be effective only if: (i) it is consented to in writing by each of SII, CFCL, CGAL, New Administrator and the CGAL Shareholders (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by the CFCL Shareholders voting in the manner directed by the Court.

(4)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(5)	Notwithstanding any other provision of this Section 5.1, any amendment, modification or supplement to this Plan of Arrangement may be made by CFCL and the New Administrator, with the consent of SII (which consent may be withheld, conditioned or delayed in SII’s sole discretion), provided that it concerns a matter which, in the reasonable opinion of CFCL and New Administrator, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interest of any former Class A Shareholder, former Common Shareholder or CGAL.

A - 13

Article 6
FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of SII, the Trust and CFCL shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement, including any specific conveyancing documents required in connection with the CFCL Real Property.

Article 7
Tax Election

7.1	Tax Election

(1)	The Trust and CFCL shall jointly elect using the form prescribed pursuant to paragraph (c) of the “qualifying exchange” definition in subsection 132.2(1) to have section 132.2 of the Tax Act apply with respect to the transactions contemplated herein and shall file such joint election on or before the date described in paragraph 132.2(6)(a) of the Tax Act and the Trust shall determine the elected amount for the Transferred Assets.

(2)	CGAL shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act (and, where applicable, the corresponding provisions of any applicable provincial income tax legislation) with respect to (i) the issuance by New Administrator to CGAL of common shares of New Administrator pursuant to Section 2.3(a), and (ii) the transfer of its New Administrator Shares to SII, by providing two signed copies of the necessary prescribed election form(s) to SII within 90 days following the Effective Date, duly completed with the details of, in the case of clause (i) above, the property transferred to New Administrator and the New Administrator Shares issued to CGAL as consideration and, in the case of clause (ii) above, the number of New Administrator Shares transferred, the cash and SII Shares received as consideration and, in each case, the applicable agreed amounts for the purposes of such elections. With respect to the issuance by New Administrator to CGAL of common shares of New Administrator pursuant to Section 2.3(a), the elected amount shall not be less than the CGAL Aggregate Cash Consideration. Thereafter, subject to the election form(s) being correct and complete and complying with the provisions of the Tax Act (and, where applicable, the corresponding provisions of any applicable provincial income tax legislation), the form(s) will be signed by SII or New Administrator, as applicable, and returned to CGAL within 90 days after the receipt thereof by SII for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by CGAL. SII and New Administrator will not be responsible for the proper completion of any election form and, except for SII’s obligation to sign and return duly completed election form(s) which are received by SII within 90 days of the Effective Date, within 90 days after the receipt thereof by SII, SII and New Administrator will not be responsible for any Taxes, interest or penalties resulting from the failure by CGAL to properly complete or file the election form(s) in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial income tax legislation). In its sole discretion, SII and New Administrator may choose to sign and return an election form received by SII more than 90 days following the Effective Date, but SII and New Administrator will have no obligation to do so.

A - 14

Schedule B
Class A Shareholder Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)	The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (“ABCA”) involving Central Fund of Canada Limited (“CFCL”), 2070140 Alberta Ltd., Sprott Physical Gold and Silver Trust (the “Trust”) and Sprott Inc., as more particularly described and set forth in the information circular of CFCL dated ●, 2017 (the “Circular”) accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with the arrangement agreement (the “Arrangement Agreement”) dated as of September ●, 2017 among Sprott Inc., CFCL, The Central Group Alberta Ltd., 2070140 Alberta Ltd., Philip M Spicer and J.C. Stefan Spicer), is hereby authorized, approved and adopted.

(2)	The plan of arrangement (the “Plan of Arrangement”) involving CFCL, 2070140 Alberta Ltd., the Trust and Sprott Inc., the full text of which is set out in Appendix ● to the Circular, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)	The: (i) Arrangement Agreement and related transactions; (ii) actions of the directors of CFCL in approving the Arrangement Agreement, and (iii) actions of the directors and officers of CFCL in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(4)	CFCL be and is hereby authorized to apply for a final order from the Court of Queen’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

(5)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the class A shareholders of CFCL or that the Arrangement has been approved by the Court, the directors of CFCL are hereby authorized and empowered to, without notice to or approval of the class A shareholders of CFCL: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions

(6)	Any officer or director of CFCL is hereby authorized and directed for and on behalf of CFCL to execute and deliver for filing with the Registrar under the ABCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(7)	Any officer or director of CFCL is hereby authorized and directed for and on behalf of CFCL to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B - 1

Schedule C
Common Shareholder Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)	The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (“ABCA”) involving Central Fund of Canada Limited (“CFCL”), 2070140 Alberta Ltd., Sprott Physical Gold and Silver Trust (the “Trust”) and Sprott Inc., as more particularly described and set forth in the information circular of CFCL dated ●, 2017 (the “Circular”) accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with the arrangement agreement (the “Arrangement Agreement”) dated as of September ●, 2017 among Sprott Inc., CFCL, The Central Group Alberta Ltd., 2070140 Alberta Ltd., Philip M Spicer and J.C. Stefan Spicer), is hereby authorized, approved and adopted.

(2)	The plan of arrangement (the “Plan of Arrangement”) involving CFCL, 2070140 Alberta Ltd., the Trust and Sprott Inc., the full text of which is set out in Appendix ● to the Circular, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)	The: (i) Arrangement Agreement and related transactions; (ii) actions of the directors of CFCL in approving the Arrangement Agreement, and (iii) actions of the directors and officers of CFCL in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(4)	CFCL be and is hereby authorized to apply for a final order from the Court of Queen’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

(5)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the common shareholders of CFCL or that the Arrangement has been approved by the Court, the directors of CFCL are hereby authorized and empowered to, without notice to or approval of the common shareholders of CFCL: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions

(6)	Any officer or director of CFCL is hereby authorized and directed for and on behalf of CFCL to execute and deliver for filing with the Registrar under the ABCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(7)	Any officer or director of CFCL is hereby authorized and directed for and on behalf of CFCL to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

C - 1

Schedule D
New Administrator Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)	The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (“ABCA”) involving Central Fund of Canada Limited (“CFCL”), 2070140 Alberta Ltd. (“New Administrator”), Sprott Physical Gold and Silver Trust (the “Trust”) a Sprott Inc., as more particularly described and set forth in the arrangement agreement (the “Arrangement Agreement”) dated September ●, 2017 among Sprott Inc., CFCL, the Trust, The Central Group Alberta Ltd., New Administrator, Philip M Spicer and J.C. Stefan Spicer), is hereby authorized, approved and adopted.

(2)	The plan of arrangement (the “Plan of Arrangement”) involving CFCL, New Administrator, the Trust and Sprott Inc., the full text of which is set out in Schedule A to the Arrangement Agreement, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)	The: (i) Arrangement Agreement and related transactions; (ii) actions of the directors of New Administrator in approving the Arrangement Agreement, and (iii) actions of the directors and officers of New Administrator in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(4)	New Administrator be and is hereby authorized to apply for a final order from the Court of Queen’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

(5)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of New Administrator or that the Arrangement has been approved by the Court, the directors of New Administrator are hereby authorized and empowered to, without notice to or approval of the shareholders of New Administrator: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions

(6)	Any officer or director of New Administrator is hereby authorized and directed for and on behalf of New Administrator to execute and deliver for filing with the Registrar under the ABCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(7)	Any officer or director of New Administrator is hereby authorized and directed for and on behalf of New Administrator to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

D - 1

Schedule E
Representations and Warranties of CFCL

(1)	Organization and Qualification.

(a)	CFCL is a corporation duly continued and validly existing under the laws of the Province of Alberta and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. CFCL is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted.

(b)	True and complete copies of the Constating Documents of CFCL have been provided to SII and no action has been taken by CFCL to amend or supersede such documents.

(2)	Corporate Authorization. CFCL has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by CFCL of this Agreement and the consummation of the Arrangement and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of CFCL and no other corporate proceedings on the part of CFCL are necessary to authorize this Agreement or the consummation of the Arrangement other than approval by the CFCL Board of the CFCL Circular and related proxy documents and meeting materials, approval by the CFCL Shareholders in the manner required by the Interim Order and Law and approval by the Court.

(3)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by CFCL, and constitutes a legal, valid and binding agreement of CFCL enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization. The execution, delivery and performance by CFCL of this Agreement and the consummation by CFCL of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Registrar under the ABCA; (iv) the Key Regulatory/Stock Exchange Approvals; and (v) compliance with Securities Laws.

(5)	No Conflict/Non-Contravention. The execution, delivery and performance by CFCL of this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the Constating Documents of CFCL;

(ii)	assuming compliance with the matters referred to in paragraph (4) above, and subject to the receipt of the Key Regulatory/Stock Exchange Approvals, contravene, conflict with or result in a violation or breach of Law;

(iii)	other than as contemplated by this Agreement, allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which CFCL is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract or any Authorization to which CFCL is a party or by which CFCL is bound; or

E - 1

(iv)	result in the creation or imposition of any Lien upon any of CFCL’s assets.

(6)	Capitalization.

(a)	The authorized capital of CFCL consists of an unlimited number of Class A Shares and 50,000 Common Shares. As of the close of business on the date of this Agreement, there were issued and outstanding 252,116,003 Class A Shares and 40,000 Common Shares. All outstanding CFCL Shares have been duly authorized and validly issued, are fully paid and non-assessable. No CFCL Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them.

(b)	There are no issued, outstanding or authorized options, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate CFCL to, directly or indirectly, issue or sell any securities of CFCL, or give any Person a right to subscribe for or acquire, any securities of CFCL, or the value of which is based on the value of the securities of CFCL.

(c)	Other than in connection with the Arrangement and the transactions contemplated by this Agreement, there are no issued, outstanding or authorized:

(i)	obligations to repurchase, redeem or otherwise acquire any securities of CFCL or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of CFCL, except as disclosed in Section 3.1(1)(6)(c)(i) of the CFCL Disclosure Letter; or

(ii)	notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of CFCL Shares on any matter.

(d)	All dividends or distributions on securities of CFCL that have been declared or authorized have been paid in full other than the Declared CFCL Dividend.

(7)	Shareholders’ and Similar Agreements. CFCL has never been subject to, or affected by, any unanimous shareholders agreement and, other than in connection with the Arrangement and the transactions contemplated by this Agreement, is not party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of CFCL or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in CFCL and CFCL has not adopted a shareholder rights plan or any other similar plan or agreement.

(8)	Subsidiaries. Except as disclosed in Section 3.1(1)(8) of the CFCL Disclosure Letter, CFCL has no Subsidiaries and does not own any equity interest in any Person. No Subsidiary of CFCL has any assets or any debts, liabilities and obligations, whether accrued or fixed, secured or unsecured, non-recourse or not, absolute or contingent, known or unknown, matured or unmatured or determined or determinable any nature whatsoever. No Subsidiary carries or has carried on any business or employs any persons.

E - 2

(9)	Securities Law Matters.

(a)	CFCL is a “reporting issuer” under Canadian Securities Laws in each of the provinces and territories of Canada. The Class A Shares are registered pursuant to the U.S. Exchange Act. The Class A Shares are listed and posted for trading on the TSX and NYSE American. CFCL is not in default of Securities Laws in any material respect. CFCL is not an investment company registered or required to be registered under the United States Investment Company Act of 1940 and is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

(b)	CFCL has not taken any action to cease to be a reporting issuer in any province or territory nor has CFCL received notification from any Securities Authority seeking to revoke the reporting issuer status of CFCL. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of CFCL is pending, in effect, has been threatened, or, to the knowledge of CFCL, is expected to be implemented or undertaken, and, to its knowledge, CFCL is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(c)	Since October 31, 2015, CFCL has timely filed or furnished all forms, reports, schedules, statements and other documents required to be filed or furnished by CFCL with any Governmental Entity under Securities Laws (including “documents affecting the rights of security holders” and “material contracts” required to be filed by Part 12 of NI 51-102). The documents comprising the CFCL Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(d)	CFCL has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority. There are no outstanding or unresolved comments in comment letters from any Securities Authority, the TSX or the NYSE American with respect to any of the CFCL Filings and, to the knowledge of CFCL, neither CFCL nor any of the CFCL Filings is the subject of an ongoing audit, review, comment or investigation by any Securities Authority, the TSX or the NYSE American.

(10)	Financial Statements.

(a)	The audited financial statements and the interim financial statements of CFCL (including, in each case, of any of the notes or schedules to and the auditor’s report on such financial statements) included in the CFCL Filings: (i) were prepared or shall be prepared, as applicable, in accordance with IFRS and Law, (ii) complied or shall comply, as applicable, as to form in all material respects with applicable accounting requirements in Canada and the United States, and (iii) fairly present or shall fairly present, as applicable, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position, results of operations or financial performance and cash flows of CFCL as of their respective dates and the financial position, results of operations or financial performance and cash flows of CFCL for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements).

(b)	CFCL does not intend to correct or restate, nor, to the knowledge of CFCL, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this paragraph (10). The selected financial data and the summary financial information included in the CFCL Filings present fairly the information shown in the CFCL Filings and have been compiled on a basis consistent with that of the audited financial statements included in the CFCL Filings. The other financial and operational information included in the CFCL Filings presents fairly the information included in the CFCL Filings.

E - 3

(c)	Except as disclosed in the CFCL Filings, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of CFCL with unconsolidated entities or other Persons.

(d)	The financial books, records and accounts of CFCL: (i) have been maintained, in all respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the transactions, acquisitions and dispositions of CFCL; and (iv) accurately and fairly reflect the basis for CFCL’s financial statements.

(11)	Disclosure Controls and Internal Control over Financial Reporting.

(a)	CFCL has established and maintains disclosure controls and procedures (as such term is defined in NI 52-109) to provide reasonable assurance that: (i) material information relating to CFCL is made known to CFCL’s management, including its chief financial officer and chief executive officer, particularly during the periods in which CFCL’s interim filings and annual filings (as such terms are defined in NI 52-109) are being prepared; and (ii) information required to be disclosed by CFCL in such annual or interim filings or other reports filed or submitted by it under Canadian Securities Laws, is recorded, processed, summarized and reported within the time periods specified in Canadian Securities Laws.

(b)	CFCL has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)	To the knowledge of CFCL, there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management in the internal control over financial reporting of CFCL.

(d)	None of CFCL or, to CFCL’s knowledge, any director, officer, auditor, accountant or representative of CFCL has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that CFCL has engaged in questionable accounting or auditing practices, or any expression of concern from its management regarding questionable accounting or auditing matters.

(12)	Auditors. The auditors of CFCL are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in NI 51-102) with the present or any former auditors of CFCL.

(13)	No Undisclosed Liabilities. There are no liabilities or obligations of CFCL of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the CFCL Filings; (ii) incurred in the Ordinary Course since October 31, 2016; or (iii) incurred in connection with this Agreement or either of (A) the application and legal proceedings filed under Alberta Court of Queen’s Bench File Number 1701-03238 or (B) the application and legal proceedings filed under Alberta Court of Queen’s Bench File Number 1501-07012. All liabilities and obligations of CFCL as of August 31, 2017 (other than any liabilities or obligations that are, individually or in the aggregate, de minimis) are set out in Section 3.1(1)(13) of the CFCL Disclosure Letter.

E - 4

(14)	Non-Arms-Length Transactions. CFCL is not indebted to any director, officer, employee or agent of, or independent contractor to CFCL. Other than the Administration Agreement, there are no Contracts with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of CFCL, or any of their respective affiliates or associates.

(15)	Absence of Certain Changes or Events. Since October 31, 2016, except as disclosed in the CFCL Filings or in Section 3.1(1)(15) of the CFCL Disclosure Letter, and other than the transactions contemplated in this Agreement, the business of CFCL has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Material Adverse Effect in respect of CFCL.

(16)	Long-Term and Derivative Transactions. CFCL does not have any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(17)	No “Collateral Benefit”. Other than the CGAL Shareholders and the other Persons listed in Section 3.1(1)(17) of the CFCL Disclosure Letter, no related party of CFCL (within the meaning of MI 61-101) will, to the knowledge of CFCL, receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(18)	Compliance with Laws. Each of CFCL and its directors and officers is, and since October 31, 2016 has been, in compliance in all material respects with applicable Law and CFCL is not conducting its business so as to violate any such Laws in any material respect. None of CFCL or its officers or directors has been convicted of any crime, has engaged in any conduct that could result in criminal liability or disqualification by a Governmental Entity or, to the knowledge of CFCL, is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law or disqualification by a Governmental Entity.

(19)	Authorizations and Licenses.

(a)	Section 3.1(1)(19)(a) of the CFCL Disclosure Letter lists and describes all Authorizations that are required by Law in connection with the operation of the business of CFCL as presently or previously conducted, or in connection with the ownership, operation or use of the assets of CFCL.

(b)	CFCL lawfully holds, owns or uses, and has complied with, all such Authorizations. Each Authorization is valid and in full force and effect in accordance with its terms, and is renewable by its terms or in the Ordinary Course of business without the need for CFCL to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees.

(c)	No action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of CFCL nor, to the knowledge of CFCL, any of its officers or directors has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

E - 5

(20)	Fairness Opinions. The CFCL Board and the CFCL Special Offer Committee have received the Fairness Opinions.

(21)	Brokers and Finders’ Fees. Except for: (i) the engagement of the Financial Advisor; and (ii) the engagement letter between CFCL and CIBC World Markets Inc. dated September 27, 2017, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the CFCL or any of its officers or directors, or is entitled to any fee, commission or other payment from CFCL or any of its officers or directors, in connection with the Arrangement or any other transaction contemplated by this Agreement. A true and complete copy of the engagement letter in (ii) has been provided by CFCL to SII and such engagement letter contains true and complete disclosure of all fees, commissions or other payments that may be incurred pursuant to such engagement or that may otherwise be payable to CIBC World Markets Inc. in connection the Arrangement or any other transaction contemplated by this Agreement.

(22)	Board and Special Committee Approval.

(a)	The CFCL Special Offer Committee, after consultation with its financial and legal advisors, has unanimously: (i) determined that the Class A Shareholder Consideration to be received by Class A Shareholders pursuant to the Arrangement and this Agreement is fair to the Class A Shareholders, the Common Shareholder Consideration to be received by Common Shareholders is fair to the Common Shareholders and that the Arrangement is in the best interests of CFCL and the CFCL Shareholders; and (ii) resolved to unanimously recommend that CFCL Shareholders vote in favour of the CFCL Arrangement Resolutions.

(b)	The CFCL Board, after consultation with its financial and legal advisors and the recommendation of the CFCL Special Offer Committee, has unanimously (subject to all directors other than Barry Cooper and Glenn Fox abstaining as conflicted directors): (i) determined that the Class A Shareholder Consideration to be received by Class A Shareholders pursuant to the Arrangement and this Agreement is fair to the Class A Shareholders, the Common Shareholder Consideration to be received by Minority Common Shareholders is fair to the Minority Common Shareholders and that the Arrangement is in the best interests of CFCL and the Class A Shareholders and the Minority Common Shareholders; (ii) resolved to recommend that CFCL Shareholders vote in favour of the CFCL Arrangement Resolutions; and (iii) authorized the entering into of this Agreement and the performance by CFCL of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(23)	Contracts. Other than as disclosed in Section 3.1(1)(23) of the CFCL Disclosure Letter, CFCL is not a party to or bound by, and none of CFCL’s properties or assets are subject to any Contract (other than any Contract under which CFCL’s obligations are de minimis). Except as disclosed in Section 3.1(1)(23) of the CFCL Disclosure Letter, true and complete copies of such Contracts have been provided to SII and no such Contract has been modified, rescinded or terminated. Each such Contract is legal, valid, binding and in full force and effect and is enforceable by the CFCL in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).To the knowledge of CFCL, it has performed in all material respects all obligations required to be performed by it to date under such Contracts and it is in not in breach or default under any such Contract, nor does it have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. CFCL does not know of, nor has it received any notice (whether written or oral) of, any material breach or default under nor, to the knowledge of CFCL, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under any such Contract by any other party to any such Contract. CFCL has not received any notice (whether written or oral), that any party to any such Contract intends to cancel, terminate or otherwise materially modify or not renew its relationship with CFCL, and, to the knowledge of CFCL no such action has been threatened.

E - 6

(24)	Real Property. CFCL does not own or lease any real property other than its ownership of the CFCL Real Property.

(25)	Title to the Assets. CFCL owns (with good title) all of the assets that it purports to own including all the properties and assets reflected as being owned by CFCL in its financial books and records. CFCL has legal and beneficial ownership of such assets free and clear of all Liens.

(26)	Bullion and Custodian. CIBC acts as custodian of CFCL’s gold and silver bullion and holds all of the bullion of CFCL on an allocated and segregated basis in its vaults in Canada.

(27)	Intellectual Property. Other than as disclosed in Section 3.1(1)(27) of the CFCL Disclosure Letter, CFCL does not own any Intellectual Property and has not registered any Intellectual Property in its name.

(28)	No Options, etc. to Purchase Assets. Other than this Agreement, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from CFCL of any of CFCL’s assets or any right therein.

(29)	Litigation.

(a)	Other than as disclosed in Section 3.1(1)(29) of the CFCL Disclosure Letter, there is no claim, action, inquiry, proceeding or investigation in effect or ongoing or, to the knowledge of CFCL, pending or threatened against or relating to CFCL or the business of CFCL or affecting any of their respective current or former assets. None of the proceedings disclosed in Section 3.1(1)(29) of the CFCL Disclosure Letter, if determined adverse to the interests of CFCL, would have, or reasonably could be expected to: (i) have a Material Adverse Effect in respect of CFCL; (ii) prevent, hinder or delay the consummation of the Arrangement; or (iii) affect the Trust’s ability to own or operate the business of CFCL upon completion of the Arrangement, nor are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation.

(b)	There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of CFCL, threatened against or relating to CFCL before any Governmental Entity.

(c)	CFCL is not subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Material Adverse Effect in respect of CFCL or which would prevent or delay the consummation of the Arrangement or any other transaction contemplated by this Agreement.

(30)	Employees and Collective Agreements. Except as otherwise disclosed in Section 3.1(1)(30) of the CFCL Disclosure Letter, other than the officers of CFCL (none of whom receive any compensation for serving in such capacity from CFCL), CFCL has no Employees. There is not, nor has there ever been, any Collective Agreement in force with respect to CFCL.

(31)	Employee Plans. CFCL does not have, and has never had, any Employee Plan.

E - 7

(32)	Insurance.

(a)	CFCL is insured by reputable third party insurers with reasonable and prudent policies that are appropriate for the size and nature of the business of CFCL and its assets.

(b)	Section 3.1(1)(32) of the CFCL Disclosure Letter contains a correct and complete list of insurance policies which are maintained by CFCL or CGAL setting out, in respect of each policy, the type of policy, the name of insurer, the name of any additional insured, the coverage allowance, the expiration date, the annual premium and any pending claims. CFCL has provided SII with true, correct and complete copies of all such policies, bonds or binders (including copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder), and the most recent inspection reports received from insurance underwriters.

(c)	The third party insurance policies of CFCL are in full force and effect in accordance with their terms, and CFCL and to its knowledge CGAL is not in default under the terms of any such policy. There has not been any proposed, contemplated or threatened termination of, or premium increase with respect to, any of such policies.

(d)	The limits contained within such policies have not been exhausted or significantly diminished and no further premiums or payments will be due following the Effective Time with respect to periods of time occurring prior to the Effective Time.

(e)	CFCL has made available a complete and accurate claims history for CFCL during the past three years including with respect to insurance obtained but not currently maintained, together with a statement of the aggregate amount of claims paid out, and claims pending.

(f)	There is no claim pending under any insurance policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All proceedings covered by any of the insurance policies have been properly reported to and accepted by the applicable insurer.

(g)	CFCL is not in default with respect to any of the provisions contained in the insurance policies and has not failed to give any notice or to present any claim under any insurance policy in a due and timely fashion.

(h)	To the knowledge of CFCL, there are no circumstances in respect of which any Person could make a claim under any insurance policy. There has not been any adverse change in the relationship of CFCL with its insurers, the availability of coverage, or in the premiums payable pursuant to the insurance policies.

(33)	Taxes.

(a)	CFCL has paid all Taxes which are due and payable within the time required by Law, and has paid all assessments and reassessments it has received in respect of Taxes. CFCL has made full and adequate provision in the books and records of CFCL and interim financial statements for all Taxes which are not yet due and payable but which relate to periods ending on or before the Effective Date. CFCL has not received any refund of Taxes to which it is not entitled.

(b)	The liability for Taxes of CFCL has been assessed by all relevant Governmental Entities for all periods up to and including October 31, 2016. The only taxation years of CFCL that remain open for the assessment or reassessment of additional Taxes are those set out in Section 3.1(1)(33)(b) of the CFCL Disclosure Letter. There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, CFCL.

E - 8

(c)	There are no claims, actions, suits, audits, proceedings, investigations or other action pending or threatened against CFCL in respect of Taxes and, to the knowledge of CFCL, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against CFCL by a Governmental Entity for any period ending on or prior to the Effective Date. CFCL is not negotiating any final or draft assessment or reassessment in respect of Taxes with any Governmental Entity and CFCL has not received any indication from any Governmental Entity that an assessment or reassessment is proposed or may be proposed in respect of any Taxes for any period ending on or prior to the Effective Date. CFCL is not aware of any contingent liabilities of CFCL for Taxes or any grounds for an assessment or reassessment of Taxes including, without limitation, the treatment of income, expenses, credits or other claims for deduction under any Tax Return.

(d)	There are no circumstances existing which could result in the application of section 17, section 78, section 79, or sections 80 to 80.04 of the Tax Act, or any equivalent provision under applicable provincial law, to CFCL. CFCL has not claimed nor will it claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of CFCL for any period ending after the Effective Time.

(e)	CFCL has filed or caused to be filed with the appropriate Governmental Entity, within the times and in the manner prescribed by Law, all federal, provincial, local and foreign Tax Returns which are required to be filed by or with respect to it. To the knowledge of CFCL, the information contained in such Tax Returns is correct and complete and such Tax Returns reflect accurately all liability for Taxes of CFCL for the periods covered thereby.

(f)	No claim has ever been made by a Governmental Entity in respect of Taxes in a jurisdiction where CFCL does not file Tax Returns that CFCL is or may be subject to Tax by that jurisdiction.

(g)	CFCL has at all relevant times qualified as a “mutual fund corporation” as defined in the Tax Act and will so qualify at the Effective Time.

(34)	Bank Accounts and Powers of Attorney. Section 3.1(1)(34) of the CFCL Disclosure Letter is a correct and complete list showing: (i) the name of each bank in which CFCL has an account or safe deposit box and the names of all Persons authorized to draw on the account or to have access to the safety deposit box; and (ii) the names of all Persons holding powers of attorney from CFCL. Copies of the powers of attorney have been provided to SII.

(35)	Money Laundering. The operations of CFCL are, and have been conducted at all times, in compliance in all material respects with applicable Money Laundering Laws and, to the knowledge of CFCL, no action, suit or proceeding by or before any court or Governmental Entity involving CFCL with respect to the Money Laundering Laws is pending or threatened.

(36)	Anti-Corruption. Neither CFCL, nor to the knowledge of CFCL, any of its directors, Employees, representatives or agents has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(37)	Hart-Scott-Rodino Act. CFCL (and all entities “controlled by” CFCL for purposes of the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)) does not hold assets located in the United States with a fair market value of greater than US$80.8 million and has not made aggregate sales in or into the United States of over US$80.8 million in its most recent fiscal year. If, before the Effective Time, the U.S. Federal Trade Commission changes the current US$80.8 million threshold amount for the exemption provided by Rule 802.51 of the HSR Act (Acquisition of voting securities of a foreign issuer), the new threshold amount shall apply and replace the US$80.8 million referenced above effective as of the date of this Agreement.

E - 9

Schedule F
Representations and Warranties of CGAL and the CGAL Shareholders

(1)	Organization, Qualification and Authorization.

(a)	CGAL is a corporation duly incorporated and validly existing under the laws of the Province of Alberta and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. CGAL is duly qualified, licensed or registered in all material respects to carry on business and is in good standing in each jurisdiction in which the nature of its activities makes such qualification necessary, and has all Authorizations required to carry on its business as now conducted.

(b)	True and complete copies of the Constating Documents of CGAL have been provided to SII and no action has been taken to amend or supersede such documents.

(c)	New Administrator is a corporation duly incorporated and validly existing under the laws of the Province of Alberta and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted.

(d)	True and complete copies of the Constating Documents of New Administrator have been provided to SII and with the exception of the New Administrator Articles of Arrangement no action has been taken to amend or supersede such documents. The corporate records of New Administrator, including all Constating Documents, minute books, registers, share certificate books and all other similar documents and records are complete and accurate and all corporate proceedings and actions (including all meetings, passing of resolutions, transfers, elections and appointments) are reflected in the such records and have been conducted or taken in compliance with all applicable Laws and with the Constating Documents of New Administrator.

(e)	A true and complete copy of the New Administrator Arrangement Resolution has been provided to SII and no action has been taken to amend or supersede such resolution.

(f)	Each of the CGAL Shareholders has the legal capacity to enter into and perform his obligations under this Agreement.

(2)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by each of CGAL, New Administrator and the CGAL Shareholders, and constitutes a legal, valid and binding agreement of each of CGAL, New Administrator and the CGAL Shareholders enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(3)	Governmental Authorization. The execution, delivery and performance by each of CGAL, New Administrator and the CGAL Shareholders of this Agreement and the consummation by each of CGAL, New Administrator and the CGAL Shareholders of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Registrar under the ABCA; (iv) the Key Regulatory/Stock Exchange Approvals; and (v) the filing of an early warning report on SEDAR under Canadian Securities Laws and an equivalent filing under United States Securities Laws.

F - 1

(4)	No Conflict/Non-Contravention. The execution, delivery and performance by each of CGAL, New Administrator and the CGAL Shareholders of this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the Constating Documents of either CGAL or New Administrator;

(ii)	contravene, conflict with or result in a violation or breach of Law, subject to the receipt of the Key Regulatory/Stock Exchange Approvals;

(iii)	allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which CGAL or New Administrator is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under the Administration Agreement or any Authorization to which New Administrator is a party or by which New Administrator is bound; or

(iv)	result in the creation or imposition of any Lien upon any of New Administrator’s assets.

(5)	Capitalization and Title to Shares.

(a)	The authorized capital of CGAL consists of an unlimited number of CGAL Shares. There are issued and outstanding 245 CGAL Shares. All outstanding CGAL Shares have been duly authorized and validly issued, are fully paid and non-assessable. No CGAL Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them. Philip M. Spicer directly owns 145 CGAL Shares and J.C. Stefan Spicer directly owns 100 CGAL Shares. Each CGAL Shareholder owns such CGAL Shares as the registered and beneficial owner with a good title, free and clear of all Liens other than those restrictions on transfer, if any, contained in the articles of CGAL.

(b)	The authorized capital of New Administrator consists of an unlimited number of New Administrator Shares. There are issued and outstanding 10 New Administrator Shares. All outstanding New Administrator Shares have been duly authorized and validly issued, are fully paid and non-assessable. No New Administrator Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them. CGAL owns all of the New Administrator Shares as the registered and beneficial owner with a good title, free and clear of all Liens other than those restrictions on transfer, if any, contained in the articles of New Administrator. Upon completion of the Arrangement, CGAL will have transferred to SII good and valid title to such New Administrator Shares, free and clear of all Liens other than: (i) those restrictions on transfer, if any, contained in the articles of New Administrator, and (ii) Liens granted by SII.

(c)	There are no issued, outstanding or authorized options, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate New Administrator or CGAL to, directly or indirectly, issue or sell any securities of New Administrator, or give any Person a right to subscribe for or acquire, any securities of New Administrator, or the value of which is based on the value of the securities of New Administrator.

F - 2

(d)	Other than in connection with the Arrangement and the transactions contemplated by this Agreement, there are no issued, outstanding or authorized:

(i)	obligations to repurchase, redeem or otherwise acquire any securities of New Administrator or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of New Administrator; or

(ii)	notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of New Administrator Shares on any matter.

(e)	No dividends or distributions have been declared or authorized on any securities of New Administrator.

(f)	Neither CGAL nor New Administrator is a reporting issuer in any of the provinces and territories of Canada and there is no published market for the New Administrator Shares. The New Administrator Shares are not required to be registered pursuant to the U.S. Exchange Act.

(6)	No Other Agreements to Purchase. Other than this Agreement, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from CGAL of any New Administrator Shares or any right therein.

(7)	Shareholders’ and Similar Agreements. New Administrator has never been subject to, or affected by, any unanimous shareholders agreement and, other than in connection with the Arrangement and the transactions contemplated by this Agreement, neither New Administrator nor CGAL is a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of New Administrator or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in New Administrator and New Administrator has not adopted a shareholder rights plan or any other similar plan or agreement.

(8)	Residence of CGAL. CGAL is not a non-resident of Canada within the meaning of the Tax Act. The New Administrator Shares owned by CGAL are not “taxable Canadian property” within the meaning of the Tax Act.

(9)	Residence of CGAL Shareholders. Neither CGAL Shareholder is a non-resident of Canada within the meaning of the Tax Act. The CFCL Shares owned by each CGAL Shareholder are not “taxable Canadian property” within the meaning of the Tax Act.

(10)	Solvency. Each of CGAL, New Administrator and the CGAL Shareholders is not (and after giving effect to the Arrangement, including the payment of all related fees and expenses, will not be) insolvent.

(11)	Claims Against New Administrator or CFCL. None of CGAL or the CGAL Shareholders has any present claim against either of CFCL or New Administrator nor knowledge of any facts or circumstances that could constitute the basis for any future claim by CGAL or New Administrator (or any affiliate or associate of a CGAL Shareholder) against CFCL, the Trust or New Administrator under any Contract or on any other legal basis whatsoever other than fees accrued pursuant to the Administration Agreement and payable by CFCL to CGAL as disclosed in Section 3.1(1)(13) of the CFCL Disclosure Letter.

(12)	Brokers and Finders’ Fees. No investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of CGAL, New Administrator, any CGAL Shareholder or, as applicable any of their respective officers or directors, or is entitled to any fee, commission or other payment from CFCL or any of its officers or directors, in connection with the Arrangement or any other transaction contemplated by this Agreement.

F - 3

(13)	Subsidiaries. New Administrator has no Subsidiaries and New Administrator does not own any equity interest in any Person.

(14)	No Options, etc. to Purchase Assets. Other than this Agreement, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from CGAL, New Administrator or any CGAL Shareholder of any of the Administration Agreement or any of New Administrator’s assets or any right therein.

(15)	No Assets or Liabilities – New Administrator. Other than this Agreement, New Administrator does not have any assets or any debts, liabilities and obligations, whether accrued or fixed, secured or unsecured, non-recourse or not, absolute or contingent, known or unknown, matured or unmatured or determined or determinable any nature whatsoever. New Administrator has not carried on any business except in connection with the transactions contemplated in this Agreement and has no Employees.

(16)	Contracts. New Administrator is not a party to or bound by any Contract other than this Agreement. A true and complete copy of the Administration Agreement has been provided to SII and the Administration Agreement has not been modified, rescinded or terminated. The Administration Agreement is legal, valid, binding and in full force and effect and is enforceable by CGAL and upon completion of the Arrangement will be enforceable by and against New Administrator in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity). CGAL has performed all material obligations required to be performed by it to date under the Administration Agreement and it is in not in breach or default under the Administration Agreement in any material respect, nor does CGAL, New Administrator or any CGAL Shareholder have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. None of CGAL, New Administrator or the CGAL Shareholders knows of, nor have any of them received any notice (whether written or oral) of, any material breach or default under nor, to the knowledge of CGAL, New Administrator or any CGAL Shareholder, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under the Administration Agreement by any other party thereto. None of CGAL, New Administrator or any CGAL Shareholder has received any notice (whether written or oral), that any party to the Administration Agreement intends to cancel, terminate or otherwise modify or not renew such Administration Agreement, and, to the knowledge of CGAL, New Administrator or any CGAL Shareholder no such action has been threatened.

(17)	Compliance with Laws. CGAL and its directors and officers are, and since October 31, 2016 have been, in compliance in all material respects with Law in performing their obligations under the Administration Agreement. None of CFCL or New Administrator has been convicted of any crime, has engaged in any conduct that could result in criminal liability or disqualification by a Governmental Entity or, to the knowledge of CGAL, New Administrator or any CGAL Shareholder, is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law or disqualification by a Governmental Entity.

(18)	Litigation.

(a)	Other than the application and legal proceedings filed under Alberta Court of Queen’s Bench File Number 1501-07012, there is no claim, action, inquiry, proceeding or investigation in effect or ongoing or, to the knowledge of CGAL, New Administrator or the CGAL Shareholders, pending or threatened against or relating to CGAL, New Administrator or any CGAL Shareholder or the business of CGAL or New Administrator or affecting any of their respective current or former assets.

F - 4

(b)	There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of CGAL, New Administrator or any CGAL Shareholder, threatened against or relating to CGAL, New Administrator or any CGAL Shareholder before any Governmental Entity.

(c)	None of CGAL, New Administrator or any CGAL Shareholder is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Material Adverse Effect in respect of CGAL or New Administrator or which would prevent or delay the consummation of the Arrangement or any other transaction contemplated by this Agreement.

(19)	Money Laundering. The operations of CGAL and New Administrator are, and have been conducted at all times, in compliance in all material respects with applicable Money Laundering Laws and, to the knowledge of CGAL, New Administrator and any CGAL Shareholder, no action, suit or proceeding by or before any court or Governmental Entity involving CGAL, New Administrator or any CGAL Shareholder with respect to the Money Laundering Laws is pending or threatened.

(20)	Anti-Corruption. None of CGAL, New Administrator or any CGAL Shareholder, nor to the knowledge of CGAL, New Administrator or any CGAL Shareholder, any of its directors, Employees, representatives or agents has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

F - 5

Schedule G
Representations and Warranties of SII and the Trust to CFCL

(1)	Organization and Qualification.

(a)	SII is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. SII is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified, licensed, registered, in good standing or to have such Authorizations would not have a Material Adverse Effect in respect of SII.

(b)	The Manager is a limited partnership duly formed and validly existing under the laws of the Province of Ontario and has the limited partnership power and authority to own and operate its assets and conduct its business as now owned and conducted. The Manager is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified, licensed, registered, in good standing or to have such Authorizations would not have a Material Adverse Effect in respect of the Manager.

(c)	Sprott Asset Management GP Inc. is the duly appointed general partner of the Manager, is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. Such general partner is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its or the Manager’s assets and properties, owned, leased, licensed or otherwise held, or the nature of its or the Manager’s activities makes such qualification necessary. Such general partner has all Authorizations required to own, lease and operate its properties and to carry on its business and the business of the Manager as now conducted, except where the failure to be so qualified, licensed, registered, in good standing or to have such Authorizations would not have a Material Adverse Effect in respect of the general partner.

(d)	The Trust will be prior to the Effective Date a trust duly settled and validly existing under the laws of Ontario and have the trust power and authority to own and operate its assets and conduct its business as proposed to be owned and conducted following the completion of the Arrangement. The Trust will be prior to the Effective Date duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and will have all Authorizations required to own, lease and operate its properties and to carry on its business as proposed to be conducted following the completion of the Arrangement, except where the failure to be so qualified, licensed, registered, in good standing or to have such Authorizations would not have a Material Adverse Effect in respect of the Trust.

(2)	Corporate Authorization. SII has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by SII of this Agreement and the consummation of the Arrangement have been duly authorized by all necessary corporate action on the part of SII and no other corporate proceedings on the part of SII are necessary to authorize this Agreement.

G - 1

(3)	Trust Authorization. The Trust will have prior to the Effective Date the requisite trust power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by the Trust of this Agreement and the consummation of the Arrangement will have been prior to the Effective Date duly authorized by all necessary trust action on the part of the Trust and no other trust proceedings on the part of the Trust will be necessary to authorize this Agreement.

(4)	Execution and Binding Obligation.

(a)	This Agreement has been duly executed and delivered by SII, and constitutes a legal, valid and binding agreement of SII enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	This Agreement, by virtue of the Joinder Agreement, will have been prior to the Effective Time duly executed and delivered by the Trust, and constitutes a legal, valid and binding agreement of the Trust enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	Each of the Trust Agreement and the Management Agreement will be prior to the Effective Time a duly authorized, executed and delivered by each party thereto, and constitute a legal, valid and binding agreement of each party thereto, enforceable against each such party in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(5)	Governmental Authorization. The execution, delivery and performance by SII of this Agreement, the execution, delivery and performance by the Trust of the Joinder Agreement, the execution, delivery and performance by the Trust and the Manager of the Trust Agreement and the Management Agreement and the consummation by SII and the Trust of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Registrar under the ABCA; (iv) the Key Regulatory/Stock Exchange Approvals; (v) compliance with Securities Laws; and (vi) such other Authorizations or other actions, filings, recordings, registrations or publications or notifications the failure of which to take or make would not have a Material Adverse Effect in respect of SII or the Trust.

(6)	No Conflict/Non-Contravention. The execution, delivery and performance by SII of this Agreement, the execution, deliver and performance by the Trust of the Joinder Agreement, the execution, delivery and performance of the Trust Agreement and the Management Agreement by the Trust and the Manager, and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the Constating Documents of SII, the Trust Agreement or the Management Agreement;

G - 2

(ii)	assuming compliance with the matters referred to in paragraph (5) above, and subject to the receipt of the Key Regulatory/Stock Exchange Approvals, contravene, conflict with or result in a violation or breach of Law;

(iii)	allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Trust is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any contract or Authorization to which the Trust is a party or by which the Trust is bound; or

(iv)	result in the creation or imposition of any Lien upon any of the Trust’s assets,

with such exceptions, in the case of clauses (ii) through (iv), as would not be reasonably expected to, individually or in the aggregate, prevent, adversely impair or materially delay the consummation of the Arrangement.

(7)	Capitalization. The authorized capital of the Trust will consist of a single class of Trust Units. Prior to the Effective Time, there will be one (1) Trust Unit issued and outstanding, being the initial Trust Unit issued to the Settlor in accordance with the Trust Agreement, and there will not be issued and outstanding any other securities or rights, options or privileges which would entitle the holder to acquire any Trust Units or other securities of the Trust.

(8)	Canadian Securities Law Matters.

(a)	Since December 31, 2015, SII has timely filed or furnished all forms, reports, schedules, statements and other documents required to be filed or furnished by SII with any Governmental Entity under Canadian Securities Laws (including “documents affecting the rights of security holders” and “material contracts” required to be filed by Part 12 of NI 51-102). The documents comprising the SII Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(b)	SII has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority in Canada. There are no outstanding or unresolved comments in comment letters from any Securities Authority in Canada with respect to any of the SII Filings and, to the knowledge of SII, neither SII nor any of the SII Filings is the subject of any material ongoing audit, review, comment or investigation by any Securities Authority in Canada or the TSX.

(9)	Financial Statements.

(a)	The audited financial statements and the interim financial statements of SII (including, in each case, any the notes or schedules to and the auditor’s report on such financial statements) included in the SII Filings: (i) were prepared or shall be prepared, as applicable, in accordance with IFRS and Law, (ii) complied or shall comply, as applicable, as to form in all material respects with applicable accounting requirements in Canada, and (iii) fairly present or shall fairly present, as applicable, in all material respects, the assets, liabilities (whether accrued, absolute, contentment or otherwise), financial position, results of operations or financial performance and cash flows of SII as of their respective dates and the financial position, results of operations or financial performance and cash flows of SII for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements).

G - 3

(b)	SII does not intend to correct or restate, nor, to the knowledge of SII, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this paragraph (9).

(10)	Absence of Certain Changes or Events. Since December 31, 2016, except as disclosed in the SII Filings and other than the transactions contemplated in this Agreement, the business of SII has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Material Adverse Effect in respect of SII.

(11)	Compliance with Laws. Each of SII and its Subsidiaries and their respective directors and officers is, and since December 31, 2016 has been, in compliance in all material respects with applicable Law and SII and each of its Subsidiaries are not conducting their business so as to violate any such Laws in any material respect.

(12)	Residency. SII is not, and the Trust will not be, a non-resident of Canada within the meaning of the Tax Act.

(13)	Management Agreement. Sprott Asset Management LP has all registrations required under applicable Canadian Securities Laws or other applicable Laws that are necessary to fulfill its duties and obligations under the Management Agreement.

(14)	Trust Matters.

(a)	The Trust has conducted no operations or business since its date of formation, other than to enter into the Trust Agreement, the Joinder Agreement and the Management Agreement and to issue the initial Trust Unit to the Settlor in accordance with the Trust Agreement upon the formation of the Trust and to take such other actions as are necessary in connection with the completion of the Arrangement and the listing of its Trust Units on the TSX and NYSE Arca.

(b)	Other than under this Agreement, the Joinder Agreement, the Trust Agreement or the Management Agreement, the Trust has no assets or liabilities whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than the consideration to be received by the Trust from the Settlor in connection with issue and sale by the Trust to the Settlor of the initial Trust Unit.

(c)	All Trust Units to be issued pursuant to the Arrangement shall be duly and validly issued by the Trust as fully-paid and non-assessable Trust Units.

(d)	In accordance with the terms of the Trust Agreement: (i) the Trust shall not create any new classes or series of Trust Units without the approval of the holders of Trust Units by ordinary resolution; and (ii) subject to the exceptions set out in National Instrument 81-102 – Investment Funds, prior approval of the holders of Trust Units by ordinary resolution shall be required before a fee or expense, to be charged to the Trust or directly to the holders of Trust Units by the Trust or the Manager in connection with the holding of securities of the Trust that could result in an increase in charges to the Trust or its holders of Trust Units, is introduced.

G - 4

(15)	Litigation.

(a)	There are no claims, actions, inquiries, proceedings or investigations in effect or ongoing or, to the knowledge of SII or the Trust, pending or threatened against or relating to SII or the Trust or the business of SII or the Trust or affecting any of their respective current or former assets that, if determined adverse to the interests of SII or the Trust, would have, or reasonably could be expected to: (i) have a Material Adverse Effect in respect of the Trust; (ii) prevent, hinder or delay the consummation of the Arrangement; or (iii) effect the ability of SII or the Trust to own or operate their respective businesses upon completion of the Arrangement, nor are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation.

(b)	Neither SII nor the Trust is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Material Adverse Effect in respect of SII or the Trust or which would prevent or delay the consummation of the Arrangement or any other transaction contemplated by this Agreement.

(16)	Sufficient Funds. SII has made adequate arrangements to ensure that funds will be available to pay the aggregate cash portion of the Consideration as required by this Agreement.

(17)	Ownership of CFCL Shares. As of the date hereof, SII beneficially owns 1,586,000 Class A Shares and does not beneficially own any Common Shares.

(18)	Money Laundering. The operations of the Trust are, and have been conducted at all times, in compliance in all material respects with applicable Money Laundering Laws and, to the knowledge of SII, no action, suit or proceeding by or before any court or Governmental Entity involving the Trust with respect to the Money Laundering Laws is pending or threatened.

(19)	Anti-Corruption. Neither the Trust, nor to the knowledge of SII, any of its respective Employees, representatives, trustees, managers or agents has: (i) used or is using any corporate or trust funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate or trust funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(20)	U.S. Tax Matters.

(a)	After consulting with its U.S. legal counsel, neither SII nor the Trust knows of any fact, circumstance or other reason which may reasonably cause the Arrangement to fail to qualify as a "reorganization" within the meaning of Section 368(a)(1) of the U.S. Tax Code.

(b)	The aggregate fair market value, as of the completion of the Arrangement, of the Trust Units to be received by each CFCL Shareholder pursuant to the Arrangement will be approximately equal to the aggregate fair market value of the CFCL Shares immediately prior to the Arrangement that are held by such CFCL Shareholder immediately prior to the Arrangement; provided, however, that the Trust expects that the Trust Units will trade at a premium to the CFCL Class A Shares.

G - 5

(c)	Immediately after the Arrangement, the Trust will hold all of the Transferred Assets and has no current plan or intention to dispose of any of the Transferred Assets except for assets used to pay expenses incurred in connection with the Arrangement, assets used to pay dissenting CFCL Shareholders, or assets disposed of in the ordinary course of business according to the investment policy set forth in the Trust Agreement.

(d)	Except for the redemption of Trust Units pursuant to any exercise of a redemption right under the Trust Agreement by a Trust Unit holder, neither the Trust nor any person "related" to the Trust (within the meaning of Treasury Regulations section 1.368-1(e)(4)) has any current plan or intention to purchase, redeem, or otherwise acquire, directly or indirectly, any of the Trust Units issued to CFCL Shareholders pursuant to the Arrangement.

(e)	The Trust anticipates that it will be classified as a "passive foreign investment company" within the meaning of Code Section 1297(a) for its tax year which includes the date immediately after the completion of the Arrangement.

(f)	The Trust has no current plan or intention to liquidate, to merge with another entity, to amalgamate with another equity, to sell or otherwise dispose of any of its assets, except for any sales necessary to make any payments to dissenting CFCL Shareholders, any dispositions pursuant to an exercise of a redemption right under the Trust Agreement by a Trust Unit holder, any other sale or disposition in the ordinary course of business and any transfers described in Code Section 368(a)(2)(C) and Treasury Regulations section 1.368-2(k).

(g)	The Trust has no current plan or intention to classify itself other than as an association taxable as a corporation for all U.S. federal income tax purposes.

G - 6

Schedule H
Representations and Warranties of SII to CGAL

(1)	Organization and Qualification. SII is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. SII is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified, licensed, registered, in good standing or to have such Authorizations would not have a Material Adverse Effect in respect of SII.

(2)	Corporate Authorization. SII has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by SII of this Agreement and the consummation of the Arrangement have been duly authorized by all necessary corporate action on the part of SII and no other corporate proceedings on the part of SII are necessary to authorize this Agreement.

(3)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by SII, and constitutes a legal, valid and binding agreement of SII enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization. The execution, delivery and performance by SII of this Agreement and the consummation by SII and the Trust of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Registrar under the ABCA; (iv) the Key Regulatory/Stock Exchange Approvals; (v) compliance with Securities Laws; and (vi) such other Authorizations or other actions, filings, recordings, registrations or publications or notifications the failure of which to take or make would not have a Material Adverse Effect in respect of SII.

(5)	No Conflict/Non-Contravention. The execution, delivery and performance by SII of this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the Constating Documents of SII;

(ii)	assuming compliance with the matters referred to in paragraph (4) above, and subject to the receipt of the Key Regulatory/Stock Exchange Approvals, contravene, conflict with or result in a violation or breach of Law;

(iii)	allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which SII is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any contract or Authorization to which SII is a party or by which SII is bound; or

(iv)	result in the creation or imposition of any Lien upon any of SII’s assets,

H - 1

with such exceptions, in the case of clauses (ii) through (iv), as would not be reasonably expected to, individually or in the aggregate, prevent, adversely impair or materially delay the consummation of the Arrangement.

(6)	Capitalization. The authorized capital of SII consists of an unlimited number of SII Shares. As of the close of business on the date of this Agreement, there were issued and outstanding 243,775,228 SII Shares. All outstanding SII Shares have been duly authorized and validly issued, are fully paid and non-assessable. No SII Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them. An aggregate of 7,932,820 SII Shares are issuable pursuant to outstanding options, warrants or other rights or securities entitling the holders thereof to acquire SII Shares.

(7)	Canadian Securities Law Matters.

(a)	SII is a “reporting issuer” under Canadian Securities Laws in each of the provinces and territories of Canada. The SII Shares are listed and posted for trading on the TSX. SII is not in default in of Canadian Securities Laws in any material respect.

(b)	All SII Shares to be issued pursuant to the Arrangement shall be duly and validly issued by SII as fully-paid and non-assessable SII Shares.

(c)	SII has not taken any action to cease to be a reporting issuer in any province or territory nor has SII received notification from any Securities Authority in Canada seeking to revoke the reporting issuer status of SII. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of SII is pending, in effect, has been threatened, or, to the knowledge of SII, is expected to be implemented or undertaken, and, to its knowledge, SII is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. CFCL has not taken any action to cease to be a reporting issuer in any province or territory nor has CFCL received notification from any Securities Authority seeking to revoke the reporting issuer status of CFCL.

(d)	Since December 31, 2015, SII has timely filed or furnished all forms, reports, schedules, statements and other documents required to be filed or furnished by SII with any Governmental Entity under Canadian Securities Laws (including “documents affecting the rights of security holders” and “material contracts” required to be filed by Part 12 of NI 51-102). The documents comprising the SII Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(e)	SII has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority in Canada. There are no outstanding or unresolved comments in comment letters from any Securities Authority in Canada with respect to any of the SII Filings and, to the knowledge of SII, neither SII nor any of the SII Filings is the subject of any material ongoing audit, review, comment or investigation by any Securities Authority in Canada or the TSX.

(8)	Financial Statements.

(a)	The audited financial statements and the interim financial statements of SII (including, in each case, any the notes or schedules to and the auditor’s report on such financial statements) included in the SII Filings: (i) were prepared or shall be prepared, as applicable, in accordance with IFRS and Law, (ii) complied or shall comply, as applicable, as to form in all material respects with applicable accounting requirements in Canada, and (iii) fairly present or shall fairly present, as applicable, in all material respects, the assets, liabilities (whether accrued, absolute, contentment or otherwise), financial position, results of operations or financial performance and cash flows of SII as of their respective dates and the financial position, results of operations or financial performance and cash flows of SII for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements).

H - 2

(b)	SII does not intend to correct or restate, nor, to the knowledge of SII, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this paragraph (8).

(9)	Absence of Certain Changes or Events. Since December 31, 2016, except as disclosed in the SII Filings and other than the transactions contemplated in this Agreement, the business of SII has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Material Adverse Effect in respect of SII.

(10)	Compliance with Laws. Each of SII and its Subsidiaries and their respective directors and officers is, and since December 31, 2016 has been, in compliance in all material respects with applicable Law and SII and each of its Subsidiaries are not conducting their business so as to violate any such Laws in any material respect.

(11)	Residency. SII is not a non-resident of Canada within the meaning of the Tax Act.

(12)	Litigation.

(a)	There are no claims, actions, inquiries, proceedings or investigations in effect or ongoing or, to the knowledge of SII, pending or threatened against or relating to SII or the business of SII or affecting any of their respective current or former assets that, if determined adverse to the interests of SII, would have, or reasonably could be expected to: (i) have a Material Adverse Effect in respect of SII; (ii) prevent, hinder or delay the consummation of the Arrangement; or (iii) effect the ability of SII to own or operate its business upon completion of the Arrangement, nor are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation.

(b)	SII is not subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Material Adverse Effect in respect of SII or which would prevent or delay the consummation of the Arrangement or any other transaction contemplated by this Agreement.

(13)	Sufficient Funds. SII has made adequate arrangements to ensure that funds will be available to pay the aggregate cash portion of the Consideration as required by this Agreement.

(14)	Money Laundering. The operations of SII are, and have been conducted at all times, in compliance in all material respects with applicable Money Laundering Laws and, to the knowledge of SII, no action, suit or proceeding by or before any court or Governmental Entity involving SII with respect to the Money Laundering Laws is pending or threatened.

(15)	Anti-Corruption. Neither SII, nor to the knowledge of SII, any of its directors, Employees, representatives or agents has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

H - 3

Schedule I
Form of Earnout Agreement

(see attached)

I - 1

EARNOUT AGREEMENT

THIS AGREEMENT is made as of •1

A M O N G:

SPROTT INC. (“SII”), a corporation incorporated under the laws of the Province of Ontario

- and -

THE CENTRAL GROUP ALBERTA LTD. (“CGAL”), a corporation incorporated under the laws of Alberta

RECITALS:

WHEREAS, pursuant to an arrangement agreement dated October 1, 2017 among SII, Central Fund of Canada Limited (“CFCL”), CGAL, 2070140 Alberta Ltd. (“New Administrator”), Sprott Physical Gold and Silver Trust (the “Trust”), Philip Spicer and J.C. Stefan Spicer (the “Arrangement Agreement”), CFCL and New Administrator have effected a statutory plan of arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (Alberta) pursuant to which, among other things: (i) SII acquired all of the issued and outstanding shares of New Administrator and all of the issued and outstanding common shares in the capital of CFCL for a combination of cash and common shares in the capital of SII, and (ii) holders of class A shares (“Class A Shares”) in the capital of CFCL received units (“Trust Units”) of the Trust, a physical gold and silver bullion closed-end investment fund formed under the laws of the Province of Ontario and managed by Sprott Asset Management LP, a Subsidiary of SII, in exchange for their Class A Shares;

AND WHEREAS, in connection with the Arrangement and pursuant to the Arrangement Agreement, in addition to the CGAL Shareholder Aggregate Consideration, CGAL will receive the Earnout Amount (as defined below) from SII on the first anniversary of the Effective Date of the Arrangement, being •2 (the “Payment Date”) in accordance with the terms and conditions of this Agreement.

AND WHEREAS, the Parties acknowledge and agree that as a result of the underlying goodwill of the business of New Administrator, the value of which the parties acknowledge and agree cannot reasonably be expected to be agreed upon by them at the Effective Time, the Earnout Amount shall be payable to CGAL in accordance with the terms hereof and shall be paid as additional consideration for the acquisition by SII of the issued and outstanding shares of New Administrator.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article 1

INTERPRETATION

1.1	Definitions

Capitalized terms used herein and not otherwise defined have the meanings given to them in the Arrangement Agreement. As used in this Agreement (including the Recitals), the following terms have the following meanings:

1 NTD: Effective Date.

2 NTD: Date that is the first anniversary of the Effective Date.

I - 2

“affiliate” means, when describing a relationship between two Persons, that either one of them is under the direct or indirect control of the other, or each of them is directly or indirectly controlled by the same Person.

“Arrangement” has the meaning specified in the Recitals.

“Arrangement Agreement” has the meaning specified in the Recitals.

“Capital Reorganization” has the meaning specified in Section 4.2.

“Capital Reorganization Security Amount” has the meaning specified in Section 4.2.

“CFCL” has the meaning specified in the Recitals.

“CGAL” has the meaning specified in the preamble.

“Class A Share Amount” means the number of Class A Shares issued and outstanding as at the close of business on the Business Day immediately preceding the Effective Date. It is understood that certification by the transfer agent of CFCL, AST Trust Company (Canada), of the number of issued and outstanding Class A Shares as at the close of business on the Business Day immediately preceding the Effective Date shall be conclusive evidence of the Class A Share Amount.

“Class A Shares” has the meaning specified in the Recitals.

“Closing NAV” means (a)(i) the value of the total assets of CFCL as at the close of business on the Business Day immediately preceding the Effective Date, valuing investments at market value and cash, short term government securities, short-term deposits with financial institutions and prime commercial paper at cost, including for the purposes of valuing gold bullion, the daily London P.M. gold fix on the Business Day prior to the Effective Date and for the purposes of valuing silver bullion, the daily London silver fix on the Business Day prior to the Effective Date; less (ii) any liabilities of CFCL of any nature, including current or long term, absolute or contingent, accrued or otherwise as at immediately prior to the Effective Time; multiplied by (b) (i) Class A Share Amount divided by (ii) the sum of the Class A Share Amount and the Common Share Amount.

“Closing NAV per Class A Share” means: (a) the Closing NAV; divided by (b) the Class A Share Amount.

“Closing NAV Statement” has the meaning specified in Section 2.1(e) or in Section 2.1(f), as applicable.

“Common Share Amount” means the number of Common Shares issued and outstanding immediately prior to the Effective Time. It is understood that certification by the transfer agent of CFCL, AST Trust Company (Canada), of the number of issued and outstanding Common Shares as at the close of business on the Business Day immediately preceding the Effective Date shall be conclusive evidence of the Common Share Amount.

“Convertible Securities” means a security of the Trust convertible into, exchangeable for or otherwise carrying the right to acquire Trust Units.

“Draft NAV Statement” has the meaning specified in Section 2.1(b).

“Earnout Amount” means the greater of: (a) $5.0 million; and (b) the amount determined as the Earnout Amount based on the formula set out in Schedule A.

I - 3

“Estimated NAV Statement” has the meaning specified in Section 2.1(a).

“New Administrator” has the meaning specified in the Recitals.

“Notice” has the meaning specified in Section 5.1.

“Parties” means CGAL and SII and “Party” means any one of them.

“Payment Date” has the meaning specified in the Recitals.

“Reorganization Date” has the meaning specified in Section 4.2(e).

“SII” has the meaning specified in the preamble.

“Trust” has the meaning specified in the Recitals.

“Trust Unit Amount” means (a) the number of Trust Units issued and outstanding as at the close of business on the Business Day prior to the Payment Date; plus (b) the number of Trust Units (if any) purchased by the Trust pursuant to a normal course issuer bid, issuer bid or otherwise (but not including the number of Trust Units redeemed by the Trust at the option of the holder of such Trust Units). It is understood that the transfer agent of the Trust shall calculate such amount, which shall be conclusive evidence of the Trust Unit Amount.

“Trust Unit Reorganization” has the meaning specified in Section 4.1.

“Trust Units” has the meaning specified in the Recitals.

1.2	Certain Rules of Interpretation

(a)	Headings, etc. The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Currency. All references to sums of money or to “$” are references to Canadian dollars.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning, means “the aggregate (or total or sum), without duplication, of”. Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e)	Control. Person is considered to “control” another Person if: (i) the first Person beneficially owns, or directly or indirectly exercises control or direction over, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

I - 4

(f)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(g)	Time References. Unless stated otherwise, references to time are to local time, Toronto, Ontario.

(h)	Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

1.3	Incorporation of Schedules

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

Article 2

DETERMINATION OF NET ASSET VALUE AND PAYMENT

2.1	Closing NAV Determination

(a)	Pursuant to Section 4.17 of the Arrangement Agreement, not less than three Business Days before the Effective Date (or such other date as is mutually agreed to by CGAL and SII in writing), CGAL shall have prepared and delivered to SII a draft statement of the estimated Closing NAV and estimated Closing NAV per Class A Share (collectively, the “Estimated NAV Statement”) prepared on the same basis as the illustrative sample in Schedule B, including reasonable detail of the computation thereof, and prior to the Effective Date, CGAL and SII shall have made such revisions to such statement as are mutually agreed between CGAL and SII, acting reasonably.

(b)	Within 45 days following the Effective Date (or such other date as is mutually agreed to by CGAL and SII in writing), SII shall prepare and deliver to CGAL a draft statement of the Closing NAV and Closing NAV per Class A Share (collectively, the “Draft NAV Statement”) prepared on the same basis as the Estimated NAV Statement, including reasonable detail of the computation thereof and setting out any differences from the Estimated NAV Statement.

(c)	CGAL shall have 15 Business Days to review the Draft NAV Statement following receipt of it and CGAL must notify SII in writing if it has any objections to the Draft NAV Statement within such 15 Business Day period. The notice of objection must contain a statement of the basis of each of the objections and each amount in dispute. SII shall provide access, upon reasonable request, to CGAL and its auditors, to all work papers of CFCL and the Trust, accounting books and records and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft NAV Statement, subject to execution and delivery by CGAL and their auditors of any agreement or other document, including any release, waiver or indemnity that CFCL’s or the Trust’s auditors may reasonably require prior to providing such access.

I - 5

(d)	If CGAL sends a notice of objection of the Draft NAV Statement in accordance with Section 2.1(c), the Parties shall promptly meet to try to resolve such objections within 20 Business Days following SII’s receipt of the notice. Failing resolution of any objection to the Draft NAV Statement raised by CGAL, only the amount(s) in dispute will be submitted for determination to an independent firm of chartered accountants mutually agreed to by CGAL and SII (and, failing such agreement between CGAL and SII within a further period of five (5) Business Days, such independent firm of chartered accountants will be KPMG LLP). The independent firm of chartered accountants shall identify a member at its Toronto office to act in such mandate and shall determine the procedures applicable to the resolution of the amounts in dispute with the primary purposes of minimizing expenses of the Parties and expediting the accurate resolution of the dispute. The determination of such firm of chartered accountants of the amount(s) in dispute and any corresponding changes flowing from the resolution of such amounts in dispute will be final and binding upon the Parties and will not be subject to appeal, absent manifest error. Such firm of chartered accountants are deemed to be acting as experts and not as arbitrators. Notwithstanding the foregoing, the determination of such firm of chartered accountants of the amount(s) in dispute shall in no event be more favourable to SII than reflected in the Draft NAV Statement delivered by SII or more favourable to CGAL than shown in the proposed changes to the Draft NAV Statement delivered by CGAL under its notice of objection pursuant to Section 2.1(c). During the review by the firm of chartered accountants, SII shall cause CFCL and the Trust, and CGAL shall, make available to such firm of chartered accountants, such individuals and such information, facilities, books, records and work papers as may be reasonably required by the firm of chartered accountants to fulfill their obligations hereunder during normal business hours (such access not to unreasonably disrupt the operations of SII, CFCL, the Trust or CGAL).

(e)	If CGAL does not notify SII of any objection within the 15 Business Day period specified in Section 2.1(c), CGAL shall be deemed to have accepted and approved the Draft NAV Statement and such Draft NAV Statement will be final, conclusive and binding upon the Parties, absent manifest error, and will become the “Closing NAV Statement” on the next Business Day following the end of such 15 Business Day period.

(f)	If CGAL sends a notice of objection in accordance with Section 2.1(c), the Parties shall revise the Draft NAV Statement to reflect the final resolution or final determination of such objections under Section 2.1(d) within five (5) Business Days following such final resolution or determination. Such revised Draft NAV Statement will be final, conclusive and binding upon the Parties, absent manifest error. The Draft NAV Statement will become the “Closing NAV Statement” on the next Business Day following revision of the Draft NAV Statement under this Section 2.1(f).

(g)	CGAL and SII shall each bear their own fees and expenses, including the fees and expenses of their respective auditors, in preparing or reviewing, as the case may be, the Draft NAV Statement. In the case of a dispute and the retention of a firm of chartered accountants to determine such amount(s) in dispute, the costs and expenses of such firm of chartered accountants will be borne by CGAL and SII in such proportions as the positions taken by each of CGAL and SII are successful when compared to the Closing NAV Statement. However, CGAL and SII shall each bear their own costs in presenting their respective cases to such firm of chartered accountants.

(h)	The Parties agree that the procedure set forth in this Section 2.1 for resolving disputes with respect to the Draft NAV Statement is the sole and exclusive method of resolving such disputes, absent manifest error. This Section 2.1(h) will not prohibit any Party from instigating litigation to compel specific performance of this Section 2.1 or to enforce the determination of the independent firm of chartered accountants.

I - 6

2.2	Earnout Payment

(a)	Promptly following the close of business on the Business Day prior to the Payment Date, SII will deliver to CGAL a statement of the Earnout Amount including a certificate from the transfer agent of the Trust as to the Trust Unit Amount or similar certification.

(b)	SII or its successor or assign shall, on the Payment Date, pay the Earnout Amount to CGAL by wire transfer of immediately available funds as specified in accordance with Section 2.2(c) in each case less any amounts withheld in accordance with Section 2.2(d) or set off in accordance with Section 5.1. For the avoidance of doubt, following any transaction that results in SII or an affiliate thereof no longer being the manager of the Trust on the Payment Date, SII shall remain jointly and severally liable with its successor or assign for the payment of the Earnout Amount on the Payment Date.

(c)	Not less than three (3) Business Days prior to the Payment Date, CGAL shall provide detailed wire transfer instructions to SII with respect to the payment of the Earnout Amount to CGAL as contemplated in Section 2.2(a). If such instructions are provided to SII less than three (3) Business Days prior to the Payment Date, SII will use its commercially reasonable efforts to make the payment of the Earnout Amount to CGAL on, or as soon as practicable following, the Payment Date.

(d)	SII shall be entitled to deduct and withhold from any payment of the Earnout Amount such amounts as SII is required or reasonably believes to be required to deduct and withhold from such amount under any provision of any Law in respect of Taxes, provided however that SII shall notify CGAL of its intent to withhold ten Business Days prior to making such withholding and shall permit CGAL to reduce the amount so withheld, if possible, including through the provision of tax forms, information, reports or certificates. Any such amounts will be deducted, withheld and remitted from the Earnout Amount payable pursuant to Section 2.2(b) and shall be treated for all purposes under this Agreement as having been paid to CGAL in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. Without limiting the foregoing, the Parties presently expect that there will not be withholding from any payment of the Earnout Amount.

Article 3

Representations and warranties

3.1	Representations and Warranties of CGAL

CGAL represents and warrants to SII (and acknowledges and agrees that SII is relying upon such representations and warranties in connection with the entering into of this Agreement) the matters set out below:

(a)	CGAL is a corporation duly incorporated and validly existing under the laws of Canada and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement.

(b)	This Agreement has been duly executed and delivered by CGAL and constitutes a legal, valid and binding agreement of CGAL, enforceable against CGAL in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

I - 7

(c)	None of the execution and delivery by CGAL of this Agreement or the compliance by CGAL with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of CGAL; (ii) any judgment, decree, order or award of any Governmental Entity or (iii) any Law.

3.2	Representations and Warranties of SII

SII represents and warrants to the (and acknowledges and agrees that CGAL is relying upon such representations and warranties in connection with the entering into of this Agreement) the matters set out below:

(a)	SII is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement.

(b)	This Agreement has been duly executed and delivered by SII and constitutes a legal, valid and binding agreement of SII, enforceable against SII in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	None of the execution and delivery by SII of this Agreement or the compliance by SII with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of SII; (ii) any judgment, decree, order or award of any Governmental Entity; or (iii) any Law.

Article 4

Adjustments to Trust Unit Amount

4.1	Trust Unit Reorganization

If, at any time prior to the Payment Date, the Trust shall:

(a)	subdivide, redivide or change its then outstanding Trust Units into a greater number of units;

(b)	consolidate, reduce or combine its then outstanding Trust Units into a lesser number of units; or

(c)	issue Trust Units or Convertible Securities to all or substantially all of the holders of the Trust Units as a dividend or other distribution,

(any such event being, a “Trust Unit Reorganization”), then the Trust Unit Amount shall be adjusted by multiplying the Trust Unit Amount by a fraction of which:

(d)	the numerator shall be the number of Trust Units outstanding immediately before giving effect to such Trust Unit Reorganization; and

(e)	the denominator shall be the number of Trust Units outstanding immediately after giving effect to such Trust Unit Reorganization, including, in the case of a distribution of Convertible Securities, the number of Trust Units that would be outstanding if such Convertible Securities had been converted into, exchanged for or otherwise used to acquire Trust Units,

I - 8

provided that, to the extent that any adjustment to the Trust Unit Amount pursuant to this Section 4.1 as a result of the distribution of Convertible Securities, the Trust Unit Amount shall be readjusted after the expiration of any relevant conversion, exchange or acquisition right to the Trust Unit Amount which would have resulted had the numerator referred to in clause (d) excluded any such Convertible Securities that expired prior to their conversion or exchange or the exercise of an acquisition right thereunder.

4.2	Capital Reorganization

Prior to the Payment Date, the Trust shall not consummate:

(a)	a reclassification or redesignation of the Trust Units or any other capital reorganization of the Trust (other than a Trust Unit Reorganization);

(b)	a consolidation or merger of the Trust, sale or conveyance of the property and assets of the Trust, or a similar transaction with or into any other Person which results in the cancellation, reclassification or redesignation of the Trust Units, a change or conversion of the Trust Units into other units or securities, or the transfer of all or substantially all of the property and assets of the Trust to another Person;

(c)	a liquidation, dissolution or winding-up of the Trust,

(any such event being, a “Capital Reorganization”) unless:

(d)	it has obtained the prior written consent of CGAL, not to be unreasonably withheld, conditioned or delayed; or

(e)	the Payment Date is accelerated to the Business Day immediately preceding the date that the Capital Reorganization takes effect (such accelerated Payment Date being the “Reorganization Date”), and SII shall pay CGAL the greater of (i) the Earnout Amount, calculated on the basis that the Payment Date is the Reorganization Date; and (ii) the Earnout Amount, calculated on the basis that the Payment Date is the Reorganization Date and that the Trust Unit Amount is equal to 115% of the Class A Share Amount.

4.3	Adjustment to Closing NAV per Class A Share

If, at any time after the date hereof and prior to the Payment Date, any adjustment in the Trust Unit Amount shall occur as a result of the operation of Section 4.1, then the Closing NAV per Class A Share to be used for the purposes of the calculation of the Earnout Amount shall be adjusted by multiplying the Closing NAV per Class A Share in effect immediately prior to such adjustment by a fraction which shall be the reciprocal of the fraction employed in the adjustment of the Trust Unit Amount in Section 4.1.

4.4	Cumulative Adjustments

The adjustments provided in this Article 4 shall be cumulative and such adjustments shall be made successively whenever an event referred to herein shall occur.

I - 9

Article 5

GENERAL

5.1	Set Off

SII shall be entitled to set off against any payment obligations owing by them to CGAL under this Agreement against any bona fide claims for indemnification that SII may have against CGAL or a CGAL Shareholder under Article 7 of the Arrangement Agreement that:

(a)	have been resolved by SII, CGAL and/or a CGAL Shareholder or finally determined by a court of competent jurisdiction, in which case SII may only set off the amount so resolved or finally determined; or

(b)	have not been resolved by SII, CGAL and/or a CGAL Shareholder or finally determined by a court of competent jurisdiction, in which case SII may only set off the aggregate amount of such bona fide claims for indemnification, and the remaining amount shall be paid to CGAL in accordance with the provisions of this Agreement. Following the resolution or final determination by a court of competent jurisdiction of any claims for indemnification that SII may have against CGAL or a CGAL Shareholder under Article 7 of the Arrangement Agreement, SII shall promptly, and in any event within two (2) Business Days of the date of such resolution or final determination, pay to CGAL any amounts still owing to CGAL pursuant to this Agreement.

5.2	Notices

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, facsimile or email and is deemed to be given and received:

(a)	on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day;

(b)	if sent by facsimile (with facsimile machine confirmation of transmission) on the date of transmission if it is a Business Day and transmission was made prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day; or

(c)	if sent by email, when the sender receives an email from the recipient acknowledging receipt, provided that an automatic “read receipt” does not constitute acknowledgment of an email for purposes of this Section 5.2(c), in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(i)	to SII at:

Sprott Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario M5J 2J1

Attention:	Arthur Einav, General Counsel
Telephone:	416-943-6448
Facsimile:	416-943-6497
Email:	aeinav@sprottconsulting.com

I - 10

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:	John Ciardullo and J.R. Laffin
Telephone:	416-869-5500
Facsimile:	416-947-0866
Email:	jciardullo@stikeman.com and jrlaffin@stikeman.com

(ii)	to CGAL at:

The Central Group Alberta Ltd.

Investor Inquiries Office

P.O. Box 10050

Ancaster, Ontario L9K 1P2

Telephone:	905-648-7878
Facsimile:	905-648-4196
Email:	spicer@centralfund.com

with a copy to:

Osler, Hoskin & Harcourt LLP

100 King Street West

1 First Canadian Place

Suite 6200, P.O. Box 50

Toronto, Ontario M5X 1B8

Attention:	Jeremy Fraiberg
Telephone:	416-362-2111
Facsimile:	416-862-6666
Email:	jfraiberg@osler.com

Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

5.3	Time of the Essence

Time is of the essence in this Agreement.

5.4	Amendment; Waiver

Each Party agrees and confirms that that any provision of this Agreement may be amended if, and only if, such amendment is in writing and executed by all of the Parties. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right).

I - 11

5.5	Entire Agreement

This Agreement, together with the Arrangement Agreement, the Exclusivity Agreement and the Confidentiality Agreement, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect thereto.

5.6	Further Assurances

The Parties will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Parties as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

5.7	Successors and Assigns

The provisions of this Agreement will be binding upon and enure to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.

5.8	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

5.9	Independent Legal Advice

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.10	Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of Ontario and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

5.11	Rules of Construction

The Parties waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

5.12	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

I - 12

5.13	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or similar executed electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

I - 13

IN WITNESS OF WHICH the Parties have executed this Earnout Agreement.

SPROTT INC.

By:
Name:
Title:

THE CENTRAL GROUP ALBERTA LTD.

By:
Name:
Title:

I - 14

Schedule A

Earnout Amount Calculation

Earnout Amount = 0.4% * ((0.9 * X * Y) – (0.8 * W * X * 0.9)) * 5

Where:

W = Class A Share Amount

X = Closing NAV per Class A Share

Y = Trust Unit Amount

I - A - 1

Schedule B

Illustrative Calculation of Closing NAV

The following sample calculation is provided for illustrative purposes only, provided as at September 29, 2017

Assets
Certificates - Gold	$14,912,193.00
Certificates - Silver	$6,462,817.58
Bullion - Gold	$2,663,507,992.78
Bullion - Silver	$1,585,185,916.95
Cash - Bank Account (CAD)	$146,148.27
Cash - GIC (CAD)	$-
Cash - Bank Account (USD)	$80,438.11
Cash - T-Bill (USD)	$-
HardMoney - Bank Account (USD)	$-
Interest Receivable	$-
Taxes Recoverable	$-
Pre-Paid Expenses	$435,111.26
Total Assets (A)	$4,270,730,617.94	(a)(i) of definition of Closing NAV

Liabilities
Accrued Liabilities	$(3,661,218.60)
Administration Fee Accrual	$(1,330,434.34)
Total Liabilities (B)	$(4,991,652.94)	(a)(ii) of definition of Closing NAV

Assets - Liabilities (A-B=C)	$4,265,738,965.00

Number of Class A Shares i/o (D)	252,116,003	(b)(i) of definition of Closing NAV
Number of Class A Shares and Common Shares i/o (E)	252,156,003	(b)(ii) of definition of Closing NAV

Closing NAV (C*(D/E))	$4,265,062,282.48

I - B - 1

Schedule J
Form of Management Agreement

(see attached)

J - 1

MANAGEMENT AGREEMENT

THIS AGREEMENT made and entered into as of the ● day of ●, 2017

BETWEEN:

SPROTT PHYSICAL GOLD AND SILVER TRUST,

a trust established under the laws of the Province of Ontario, by its trustee, RBC INVESTOR SERVICES TRUST, a trust company incorporated under the federal laws of Canada

(hereinafter referred to as the “Trust”)

OF THE FIRST PART

- and -

SPROTT ASSET MANAGEMENT LP,

a limited partnership formed under the laws of the Province of Ontario

(hereinafter referred to as the “Manager”)

OF THE SECOND PART

WHEREAS the Trust was established under the laws of the Province of Ontario pursuant to the Trust Agreement (as hereinafter defined);

AND WHEREAS the Trust was created to invest and hold substantially all of its assets in physical gold and silver bullion, which will provide holders of units of the Trust with a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold and silver bullion without the inconvenience that is typical of a direct investment in physical gold and silver bullion;

AND WHEREAS pursuant to the Trust Agreement, RBC Investor Services Trust and the Manager were appointed as the trustee and the manager of the Trust, respectively;

AND WHEREAS pursuant to the Trust Agreement, the Manager has the full authority and exclusive power to manage and direct the business and affairs of the Trust including, without limitation, to provide the Trust with all necessary investment management services and all management and administrative services, and to provide such other services and facilities as described in the Trust Agreement;

AND WHEREAS pursuant to the Trust Agreement, the Trustee has no responsibility for the investment management of the Trust Property (as hereinafter defined) or for monitoring the Investment Policy (as hereinafter defined);

AND WHEREAS the Trust and the Manager wish to evidence by this Agreement the manner in which the Manager will provide investment management services to the Trust and such other management and administrative services to the Trust as hereinafter described, subject to the terms and conditions set out herein.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties hereto agree as follows:

J - 2

1.	Definitions and Interpretations

The terms defined in this Section whenever used in this Agreement shall, unless the context otherwise requires, have the respective meanings hereinafter specified:

(a)	“ABCA” means the Business Corporations Act (Alberta);

(b)	“Agreement” means this management agreement dated as of the day and year first above written as the same may be amended, restated or supplemented from time to time and “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Agreement and include every instrument supplemental or ancillary to this Agreement and, except where the context otherwise requires, not to any particular article, section or subsection thereof;

(c)	“Applicable Laws” means, unless the context otherwise dictates, any applicable statute of Canada or of a province or territory of Canada or any applicable statute of the United States of America or of a state or territory of the United States of America or any applicable regulations, orders, instruments, policies or other laws made under statutory authority by any governmental or regulatory body or agency having jurisdiction over the Trust including, but not limited to, Securities Legislation and the Tax Act;

(d)	“Arrangement” means the arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in the Arrangement Agreement and the Plan of Arrangement, subject to any amendments or variations made at the direction of the Court of Queen’s Bench of Alberta;

(e)	“Arrangement Agreement” means the arrangement agreement dated October 1, 2017 by and among Sprott Inc., CFCL, The Central Group Alberta Ltd., 2070140 Alberta Ltd., Philip M. Spicer and J.C. Stefan Spicer;

(f)	“Arrangement Effective Date” means the date shown on the certificates of arrangement issued by the registrar pursuant to subsection 193(11) of the ABCA in respect of the articles of arrangement of CFCL and the articles of arrangement of 2070140 Alberta Ltd. in respect of the Arrangement;

(g)	“Bullion” means physical gold and silver bullion in London Good Delivery bar form that is unencumbered, fully allocated and stored at the Bullion Custodian by or on behalf of the Trust;

(h)	“Bullion Custodian” means the custodian of the Bullion, and any sub-custodians appointed by it, in accordance with the Storage Agreement, or any successor custodian of the Bullion appointed in accordance with the Trust Agreement or pursuant to a separate written custodial agreement;

(i)	“Business Day” means any day on which the NYSE Arca or the Toronto Stock Exchange is open for trading;

(j)	“Custodian” means the Trustee, acting as the custodian of the Trust Property other than the Bullion, and any sub-custodians appointed by the Trustee, in accordance with the Trust Agreement, or any successor custodian of the Trust Property other than the Bullion appointed in accordance with the Trust Agreement or pursuant to a separate written custodial agreement;

(k)	“Expense Cap” shall have the meaning set forth in Section 8 hereof;

J - 3

(l)	“Investment Policy” shall have the meaning set forth in Section 3 hereof;

(m)	“LBMA” means the London Bullion Market Association which is the London-based trade association that represents the wholesale gold and silver bullion market in London and maintains a list of accredited melters and assayers whose gold and silver bars are accepted by members of the London bullion market in settlement against transactions between each other and other acceptable counterparts, which is referred to as the LBMA Good Delivery List;

(n)	“Management Fee” shall have the meaning set forth in Section 8 hereof;

(o)	“Manager” means Sprott Asset Management LP, acting as the manager of the Trust, and appointed in accordance with the Trust Agreement;

(p)	“Net Asset Value of the Trust” shall have the meaning and shall be calculated in accordance with the Trust Agreement;

(q)	“Plan of Arrangement” has the meaning ascribed thereto in the Arrangement Agreement;

(r)	“Securities Authorities” means the Ontario Securities Commission and equivalent securities regulatory authorities in each other province and territory of Canada, and the United States Securities and Exchange Commission;

(s)	“Securities Legislation” means the laws, regulations, rules, requirements and policies of the Securities Authorities which are in effect from time to time and applicable to the Trust including, but not limited to, National Instrument 81-102 Investment Funds, National Instrument 81-106 Investment Fund Continuous Disclosure, National Instrument 81-107 Independent Review Committee for Investment Funds, the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended;

(t)	“Storage Agreement” means the precious metals storage agreement between the Manager, on behalf of the Trust, and the Bullion Custodian dated as of ●, 2017, as the same may be amended, restated or supplemented from time to time;

(u)	“Tax Act” means the Income Tax Act (Canada) and the regulations, rules, requirements and policies promulgated thereunder, as amended from time to time;

(v)	“Trust” means Sprott Physical Gold and Silver Trust, a trust established pursuant to the Trust Agreement;

(w)	“Trust Agreement” means the trust agreement of the Trust dated as of ●, 2017, as the same may be further amended, restated, supplemented or replaced from time to time;

(x)	“Trust Property” at any time, means any and all securities, cash (including free credit balances), property and assets, real and personal, tangible and intangible, transferred, conveyed or paid to the Trust including, without limitation:

(i)	all funds realized from the sale of Units;

(ii)	Bullion from time to time delivered to and received by the Trust or held for its account as directed by the Manager and accepted by the Bullion Custodian on behalf of the Trust in accordance with the Storage Agreement;

J - 4

(iii)	all investments, sums or property of any type or description (other than the Bullion) from time to time delivered to and received by the Trust or held for its account as directed by the Manager and accepted by the Trustee on behalf of the Trust in accordance with the Trust Agreement;

(iv)	any proceeds of disposition of any of the foregoing property and assets; and

(v)	all income, interest, profit, gains and accretions and additional rights arising from or accruing to such foregoing property or such proceeds of disposition;

(y)	“Trustee” means RBC Investor Services Trust, acting as the trustee of the Trust, or any successor trustee appointed in accordance with the Trust Agreement;

(z)	“Unit” means a unit of beneficial interest, in any class or series of a class of the Trust, as presently constituted pursuant to the Trust Agreement or as the same may from time to time hereinafter be constituted, and collectively referred to as the “Units”; and

(aa)	“Valuation Date” means each Business Day, unless the Manager determines that the assets of the Trust should be valued less frequently, either generally or in respect of one or more specific instances, in which event “Valuation Date” shall mean such Business Day or Business Days as the Manager determines.

In this Agreement, where the context so indicates, the singular shall include the plural and the masculine shall include the feminine and neuter.

2.	Appointment of the Manager

The Manager hereby directs the Trustee to execute this Agreement on behalf of, and in order for, the Trust to appoint the Manager to provide or engage others to provide all necessary or advisable investment management and administrative services and facilities as hereinafter set forth and the Manager hereby accepts such appointment and agrees to act in such capacity and to provide or cause to be provided such investment management and administrative services and facilities upon the terms set forth in this Agreement.

The Trust hereby retains the Manager to manage the Trust Property in the name of the Trust with full discretionary authority as to all trades on a continuing basis until terminated and subject to and in accordance with the provisions of this Agreement.

The Manager may from time to time employ or retain any other person or entity to manage on behalf of the Manager or to assist the Manager in managing or providing investment management and administrative services to all or any portion of the Trust Property, and in performing other duties of the Manager set out in this Agreement. In the event that the Manager engages such other person or entity with respect to providing investment management services to the Trust Property, and such other person or entity is not registered as an adviser (or exempt from such registration requirement) under the Securities Act (Ontario), the Manager shall be responsible under the terms of this Agreement and the Trust Agreement to the Trust for advice received from such other person or entity with respect to the Trust Property as if such advice were given by the Manager.

In accordance with its authority and exclusive powers to manage and direct the investment management and administrative services for the Trust, the Manager, on behalf of the Trust, shall select brokers or dealers to transact trades in respect of the Trust Property. The Manager may execute a portion of such portfolio transactions through an affiliate (as such term is defined in the Securities Act (Ontario)) which is a registered investment dealer. The Manager or its affiliates will offer competitive rates and will only execute trades as an investment dealer for the Trust when the executions obtained would be on terms and conditions no less favourable to the Trust than would otherwise be obtainable if the orders were placed through independent brokers or dealers and at commission rates equal or comparable to rates that would have been charged by independent brokers or dealers.

J - 5

Funds of the Manager shall not be commingled with those of the Trust under any circumstances.

3.	Investment Policy

The Trust’s investment objective, strategy and operating restrictions with respect to the Trust Property are set out in Article 23 of the Trust Agreement and Schedule “A” attached hereto (the “Investment Policy”). Subject to applicable Securities Legislation and the terms of the Trust Agreement and this Agreement, the Manager shall advise the Trust in writing promptly of any material change to the Investment Policy, and any such writing shall be annexed hereto as a supplementary schedule.

4.	Investment Management Services

The Manager shall manage the Trust Property by taking such action from time to time in connection therewith as the Manager, in its sole discretion, shall deem necessary or desirable for the proper investment management of the Trust Property at all times in compliance with the Investment Policy. It is expressly understood that the Manager’s investment discretion shall, subject to the Investment Policy, be absolute. Without limiting the generality of the preceding sentence, the Manager shall not be limited to investing the Trust Property in securities of a class authorized for investment by trustees.

The Trust hereby grants to the Manager, subject to the Trust Agreement, all power and authority necessary to give effect to the foregoing including, without limitation, the power to:

(a)	provide or arrange to be provided research, information, data, advice, opportunities and recommendations with respect to the making, acquiring (by purchase, investment, re-investment, exchange or otherwise), holding and disposing (through sale, exchange or otherwise) of Trust Property in the name of, on behalf of, and at the risk of, the Trust;

(b)	obtain for the Trust such services as may be required in acquiring, disposing of and owning Trust Property including, but not limited to, the placing of orders with brokers and investment dealers to purchase, sell and otherwise trade in or deal with any Trust Property in the name of, on behalf of, and at the risk of, the Trust;

(c)	direct the delivery of the Trust Property sold, exchanged or otherwise disposed of from the Trust’s account and to direct the payment for Trust Property acquired for the Trust’s account upon delivery to the Custodian or the Bullion Custodian, as the case may be;

(d)	direct the holding of all or any part of the Trust Property in cash or cash equivalents from time to time available for investment in Bullion, securities and other assets, which cash or cash equivalents shall be invested or held on deposit with a Canadian chartered bank, trust company, custodian or prime broker appointed by the Trust from time to time, and investing all or any part of said cash or cash equivalents from time to time available for investment in short-term debt obligations of or guaranteed by the Government of Canada or a province thereof, or the Government of the United States of America or a state thereof, or such other short-term investment grade corporate debt obligations as the Manager, in its discretion, deems advisable;

(e)	arrange for, and complete, for and on behalf of the Trust, the purchase and sale of Bullion, at the best available prices available over a prudent period of time;

(f)	provide to the Trust and the Bullion Custodian delivery and payment particulars in respect of each purchase and sale of Bullion;

J - 6

(g)	arrange or cause to be arranged with the Bullion Custodian, or other custodians possessing industry expertise, for the storage of Bullion which is owned by the Trust, including arrangements regarding indemnities or insurance in favour of the Trust for the loss of such Bullion in accordance with industry practices;

(h)	monitor relationships with gold and silver bullion brokers to ensure trades in Bullion to be held as London Good Delivery bars are effected and executed in accordance with LBMA compliance standards;

(i)	monitor relationships with the Bullion Custodian and any other custodian that has been appointed by the Trust to hold and store the Bullion which is owned by the Trust;

(j)	exercise, or direct the exercise of, any and all rights, powers and discretion in connection with the Trust Property, including the power to vote the securities at meetings of securityholders or executing proxies or other instruments on behalf of the Trust for that purpose, and to consent to any reorganization or similar transaction;

(k)	make any election to be made in connection with any mergers, acquisitions, tender offers, take-over bids, arrangements, bankruptcy proceedings or other similar occurrences which may affect the Trust Property;

(l)	execute any prospectus, registration statement or similar offering document relating to the offering of securities of the Trust filed with the Securities Authorities on behalf of the Trust; and

(m)	generally perform any other act necessary to enable it to carry out its obligations under this Agreement and the Trust Agreement.

The Manager agrees to give notice to the Trust:

(a)	of any legal or contractual restrictions on the ability of the Trust to trade in any specific security or securities generally, including securities deposited in its account by the Manager, on behalf of the Trust, as Trust Property; or

(b)	of any issuer of which the Trust is an insider, unless the Investment Policy precludes transactions in securities of such an issuer.

5.	Records

The Manager shall keep at all times proper books of account and records relating to the services performed hereunder, which books of account and records shall be accessible for inspection by the Trust at any time during normal business hours.

6.	Information, Statements and Reports

The Manager shall provide the Trust with periodic statements describing the Trust Property, and transactions involving the Trust Property, as follows:

(a)	at the end of each month in which a transaction has been effected in respect of the Trust Property; or

(b)	at the end of each calendar quarter if no transaction has been effected with respect to the Trust Property.

J - 7

The Manager shall provide the Trust with notice of any change in the primary portfolio manager(s) who are responsible for the day-to-day investment management decisions made on behalf of the Trust Property as set out in Schedule “A” attached hereto. The Manager shall also provide the Trust with notice of any action, inquiry or proceeding involving the Manager which is initiated by a Securities Authority having jurisdiction over the Manager’s investment management operations, unless such action, inquiry or proceeding is initiated in conjunction with correspondence and applications made in the ordinary course of maintaining such registrations in good standing and such action, inquiry or proceeding does not have an adverse material effect on the Trust, including the Manager’s ability to act as discretionary investment manager to the Trust Property.

7.	Custody of Trust Property

It is agreed that the Manager, on behalf of the Trust, shall be entitled to make arrangements for the Trust Property, or any part thereof, to be held by such custodian(s) as the Manager may designate; in such event, the Manager agrees to provide the Trust with a copy of any authorization to such custodian(s) regarding acceptance of instructions from the Manager or the Trust and the Trust agrees not to withdraw any of the Trust Property so held without notice to the Manager.

Subject to the foregoing paragraph, the Trust and the Manager agree that the Bullion will be held by the Bullion Custodian appointed by the Manager, on behalf of the Trust, and the Trust Property other than the Bullion will be held by the Custodian appointed by the Manager, on behalf of the Trust.

8.	Fees and Expenses

In consideration for the management, administrative and investment management services rendered by the Manager pursuant to this Agreement and the Trust Agreement, the Manager shall receive from the Trust a monthly management fee (the “Management Fee”) set out in Schedule “B” attached hereto, as such may be amended from time to time.

In addition to the Management Fee paid to the Manager pursuant to the foregoing paragraph, the Trust shall reimburse the Manager for all expenses incurred by the Manager in connection with the duties set out in Section 4 hereof (including payments to third parties in that regard) to the extent such expenses were incurred for and on behalf of the Trust and do not represent administrative costs of the Manager necessary for it to carry out its functions hereunder. Such expenses shall be reimbursed on each Valuation Date when incurred.

The Management Fee payable to the Manager by the Trust shall be subject to the following:

(a)	If the expenses of the Trust, including the Management Fee, at the end of any month exceed an amount equal to 1/12 of 0.65% of the Net Asset Value of the Trust (the “Expense Cap”), the Management Fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the Management Fee earned by the Manager from the Trust for such month. Any such reduction in the Management Fee will not be carried forward or payable to the Manager in future months.

(b)	In calculating the expenses of the Trust for purposes of the Expense Cap, the following items will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject including federal and provincial income taxes, any applicable sales taxes, such as GST/HST, and withholding taxes, and any extraordinary expenses of the Trust.

The expenses incurred in connection with the Arrangement and the on-going operating expenses of the Trust, and the responsibility for the payment thereof, are as set out in the Trust Agreement.

J - 8

9.	Compensation for Additional Services

If and to the extent that the Manager shall render services to the Trust other than those required to be rendered pursuant to the provisions of this Agreement, such additional services and activities will be compensated for separately and shall be on such terms that are generally no less favourable to the Trust than those available from arm’s length parties (within the meaning of the Tax Act) for comparable services.

10.	Other Activities of the Manager

The Trust acknowledges that the Manager has investment management responsibilities and contracts with other persons, companies, limited partnerships, investment funds and other entities. The Trust therefore agrees that the Manager may provide investment management and other services to such other persons and entities which are similar or different from the services provided to the Trust by the Manager even though such other persons or entities may be the same or similar to the Trust. The Trust hereby accedes to such advisory arrangement consequences on the understanding that the Manager will act in good faith and follow a policy of allocating over a period of time investment opportunities to the Trust on a basis which is, in the Manager’s reasonable opinion, fair and equitable to the Trust relative to investment opportunities allocated to other persons or entities for which the Manager is responsible, and of which the Manager has knowledge, in which case the Manager shall not be liable to account to the Trust for any profit, commission or remuneration made or received from or by reason of such investment decisions or advice.

The Manager, on behalf of the Trust, may from time to time invest the Trust Property in securities of an issuer in which the Manager or any affiliate, or any director, partner, officer, shareholder and/or employee of either has an interest or is an officer, a partner or a director, as set out under the sub-heading “Conflicts of Interest” in Schedule “C” attached hereto.

11.	Authority to Enter into Agreement

Each of the parties to this Agreement hereby represents and warrants to the other that it is duly authorized and empowered to execute, deliver and perform this Agreement and that such action does not conflict with or violate any provision of law, regulation, policy, contract, deed of trust or other instrument to which it is a party or by which it is bound and that this Agreement constitutes a valid and binding obligation of it enforceable in accordance with its terms.

The Trust shall provide to the Manager concurrently with the execution and delivery by the Trust of this Agreement all such evidence of authority to act including, without limitation, designations of authorized persons and certified copies of the Trust Agreement and other documents, as the Manager may require. The Manager may continue to rely on all such evidence until notice to the contrary given hereunder has been received by it.

12.	Representations and Warranties of the Manager

The Manager hereby represents and warrants to the Trust that:

(a)	the Manager is registered under the securities laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, and Newfoundland and Labrador as an adviser in the registration category of portfolio manager;

(b)	the Manager is registered under the securities laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador as a dealer in the registration category of exempt market dealer; and

J - 9

(c)	the Manager has obtained, completed, executed, filed, received and passed, as the case may be, all registrations, filings, approvals, authorizations, consents and/or examinations required under applicable Securities Legislation or by any Securities Authority by reason of its activities as Manager hereunder and it shall maintain such registrations, filings, authorizations and consents throughout the term of this Agreement.

13.	Standard of Care

The Manager shall exercise the powers granted and discharge its duties hereunder honestly, in good faith and in the best interests of the Trust and, in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent professional manager would exercise in comparable circumstances. However, it is agreed that the Manager does not in any way guarantee the performance of the Trust Property and shall not be responsible for any loss in respect of the Trust Property, except where such loss arises out of acts or omissions of the Manager done or suffered in breach of its standard of care or through the Manager’s own negligence, wilful misconduct, wilful neglect, default, bad faith or dishonesty or a material failure in complying with Applicable Laws or the provisions set forth in this Agreement or the Trust Agreement.

14.	Liability of the Manager

The Manager shall not be liable to the Trust or any unitholder thereof for any loss suffered by the Trust or any unitholder thereof, as the case may be, which arises out of any action or inaction of the Manager if such course of conduct did not constitute a breach of its standard of care or negligence, wilful misconduct, wilful neglect, default, bad faith or dishonesty or a material failure in complying with Applicable Laws or the provisions set forth in this Agreement or the Trust Agreement, and if the Manager, in good faith, determined that such course of conduct was in the best interests of the Trust.

The Trust acknowledges and agrees that the Manager shall not be responsible for any loss of opportunity whereby the value of any of the Trust Property could have been increased nor shall it be responsible for any decline in value of any of the Trust Property unless such decline is the result of the Manager’s breach of its standard of care or negligence, wilful misconduct, wilful neglect, default, bad faith or dishonesty or a material failure in complying with Applicable Laws or the provisions set forth in this Agreement or the Trust Agreement.

The Trust acknowledges and agrees that the Manager shall not be responsible for any losses or damages to the Trust arising out of any action or inaction by the Bullion Custodian, the Custodian or any sub-custodian holding the Trust Property, unless such action or inaction arises out of or is the result of the Manager’s breach of its standard of care or negligence, wilful misconduct, wilful neglect, default, bad faith or dishonesty or a material failure in complying with Applicable Laws or the provisions set forth in this Agreement or the Trust Agreement.

The Manager may rely and act upon any statement, report or opinion prepared by or any advice received from auditors, solicitors, notaries or other professional advisors of the Manager and shall not be responsible or held liable for any loss or damage resulting from relying or acting thereon if the advice was within the area of professional competence of the person from whom it was received and the Manager acted reasonably and in good faith in relying thereon.

The Manager hereby acknowledges and agrees that the obligations of the Trust hereunder are not personally binding upon the unitholders of the Trust, any annuitant under a plan of which a unitholder of the Trust acts as a trustee or carrier, or the agents of the Trust and that the Manager shall not resort to or seek redress, recourse or satisfaction from the private property of any of the foregoing, whether the liability be based on contract, tort or otherwise. The Manager agrees that only the Trust and the Trust Property shall be bound by and subject to the obligations and liabilities arising out of this Agreement.

J - 10

15.	Indemnity

The Trust shall indemnify and hold harmless the Manager and its partners, officers, agents and employees from and against any and all expenses, losses, damages, liabilities, demands, charges, costs and claims of any kind or nature whatsoever (including legal fees, judgments and amounts paid in settlement, provided that the Trust has approved such settlement in accordance with the Trust Agreement) in respect of the acts, omissions, transactions, duties, obligations or responsibilities of the Manager as manager of the Trust, save and except where such expenses, losses, damages, liabilities, demands, charges, costs or claims are caused by acts or omissions of the Manager done or suffered in breach of its standard of care or through the Manager’s own negligence, wilful misconduct, wilful neglect, default, bad faith or dishonesty or a material failure in complying with Applicable Laws or the provisions set forth in this Agreement or the Trust Agreement.

16.	Not Partners or Joint Venturers

The Trust and the Manager are not partners or joint venturers with each other and nothing herein shall be construed so as to make them partners or joint venturers or impose any liability as such on either of them; provided, however, that nothing herein shall be construed so as to prohibit the Trust and the Manager or its affiliates from embarking upon an investment together as partners, joint venturers or in any other manner whatsoever, subject to Applicable Law.

17.	Term

This Agreement shall become effective on the date hereof and shall be in force until the date that is the five year anniversary of the Arrangement Effective Date and shall be automatically renewed from time to time thereafter for additional terms of one year unless otherwise terminated pursuant to Section 18 hereof.

18.	Termination

This Agreement shall continue in full force and effect until this Agreement is terminated by either party giving at least 90 days’ prior written notice (or such shorter period upon which the parties may mutually agree in writing) to the other party of such termination.

The Trust may terminate immediately this Agreement if the Manager is, in the opinion of the Trustee, in material default of its obligations under this Agreement or the Trust Agreement and such default continues for 120 days from the date that the Manager receives notice of such default from the Trustee and no successor manager has been appointed by the unitholders of the Trust pursuant to the Trust Agreement.

In addition, the Trust may terminate immediately this Agreement where: (i) the Manager has been declared bankrupt or insolvent or has entered into liquidation or winding-up, whether compulsory or voluntary (and not merely a voluntary liquidation for the purposes of amalgamation or reconstruction); (ii) the Manager makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency; or (iii) the assets of the Manager have become subject to seizure or confiscation by any public or governmental authority.

Such termination of the Agreement will be without prejudice to the rights and liabilities created under this Agreement prior to the effective date of the termination. Termination of this Agreement in accordance with the terms hereof shall not result in any penalty or other fee.

The parties acknowledge and agree that any change of the Manager (other than to its affiliate) requires the approval of the unitholders of the Trust and the approval of Securities Authorities in accordance with applicable Securities Legislation.

J - 11

Upon termination or assignment of this Agreement, the Manager shall forthwith deliver to the Trust, in the case of termination, or to the assignee, in the case of an assignment:

(a)	all records, documents and books of account of the Trust; and

(b)	all materials and supplies of the Trust,

which are in the possession or control of the Manager and relate directly or indirectly to the performance by the Manager of its obligations under this Agreement; provided, however, that the Manager may retain notarial or other copies of such records, documents and books of account and the Trust or the assignee shall produce at its head office the originals of such records, documents and books of account whenever reasonably required to do so by the Manager for the purpose of legal proceedings or dealings with any governmental authorities.

Notwithstanding the foregoing paragraphs, the Trust reserves the right to make a partial withdrawal from the Trust Property by providing prior written notice to the Manager.

With respect to any transactions entered into by the Manager on behalf of the Trust prior to giving or receiving notice of termination or partial withdrawal, such transactions shall not be affected by such termination or partial withdrawal and adequate provisions will be made for proper settlement of outstanding commitments and the orderly transfer of the Trust Property.

19.	Conflict of Interest Policy

Attached as Schedule “C” hereto is a copy of the Manager’s Statement of Policies, which policies may be amended or restated from time to time.

20.	Confidentiality and Anti-Money Laundering Legislation

The Manager shall treat as confidential all information pertaining to the Trust including, without limitation, the financial affairs of the Trust, and the Manager shall not disclose such confidential information to persons who are not involved in the management and operation of the Trust, except with the Trust’s consent or as may be necessary to comply with Applicable Laws or rules, regulations and policies of Securities Authorities. The Trust will treat all investment advice and information which it receives from the Manager as confidential and for the exclusive use of the Trust.

With respect to any prospective investor or unitholder of the Trust, the Manager shall comply with Applicable Laws aimed at the prevention of money laundering and terrorist financing. If, as a result of any information or other matter coming to the attention of the Manager, or any of its directors, partners, officers, employees, or its professional advisors, the Manager knows or suspects that a prospective investor or unitholder of the Trust is engaged in money laundering or terrorist financing, the Manager shall be required to report such information or other matter to the Financial Transactions and Reports Analysis Centre of Canada and such report or any other report required by Applicable Laws shall not be treated as a breach of any restriction upon the disclosure of information imposed by Canadian law or otherwise.

21.	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and if delivered, shall be delivered to a responsible officer of the Trust or to the Manager, as the case may be, and if mailed shall be mailed by prepaid registered mail:

J - 12

(a)	in the case of the Trust:

c/o RBC Investor Services Trust

155 Wellington Street West, 5th Floor

RBC Centre

Toronto, Ontario

M5V 3L3

Attention: Head of Funds

Telephone: (416) 974-5273

Facsimile: (416) 955-1240

(b)	in the case of the Manager:

Sprott Asset Management LP

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2700, P.O. Box 27

Toronto, Ontario

M5J 2J1

Attention: Chief Compliance Officer

Telephone: (416) 943-4065

Facsimile: (416) 943-6497

or at such other address and number as the party to whom such communication is to be given shall have last notified the party giving the same in the manner provided in this section.

Any notice so mailed shall be deemed to have been given and received at the time of delivery. Any notice so mailed shall be deemed to have been given and received if given by the Trust, when received by the Manager, and if given by the Manager, on the third Business Day following such mailing, except in the event of interruption of normal postal service, in which event it shall be deemed given when received by the Trust. Either party may from time to time upon written notice to the other party change their or its address.

22.	Headings

The inclusion of section headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

23.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. The parties hereto hereby attorn to the jurisdiction of the courts of Ontario for arbitration of any disputes between them with respect to the subject matter hereof.

24.	Entire Agreement

This Agreement, including the Schedules attached hereto, and the Trust Agreement constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede and replace all prior understandings, agreements, negotiations or discussions, whether written or oral, between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understanding, express or implied, between the parties other than those expressly set forth in this Agreement and the Trust Agreement.

J - 13

25.	Further Acts

Each of the Trust and the Manager shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement.

26.	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by Applicable Law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect.

27.	Amendment

This Agreement may not be amended, changed, supplemented or otherwise modified in any respect except by written instrument executed by the parties hereto or their respective successors or permitted assigns.

28.	Assignment

This Agreement shall not be assigned by the Trust without the prior written consent of the Manager. Upon notice to the Trust, the Manager may transfer or assign any and all rights granted hereunder to any of its successors or affiliates.

29.	Successors

This Agreement shall enure to the benefit of, and be binding upon, the parties hereto and their respective successors and permitted assigns.

30.	Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

[The remainder of this page has been intentionally left blank.]

J - 14

IN WITNESS WHEREOF the Trust and the Manager, by proper officers duly authorized on their behalf, have executed this Agreement as of the date first above written.

SPROTT PHYSICAL GOLD AND SILVER TRUST, by its Trustee, RBC INVESTOR SERVICES TRUST

By:
[Name]
[Title]

By:
[Name]
[Title]

We have the authority to bind the Trustee.

SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC., in its capacity as the Manager of the Trust

By:
John Ciampaglia
Chief Executive Officer

By:
Kevin Hibbert
Chief Financial Officer

We have the authority to bind the Manager.

J - 15

SCHEDULE “A”

INVESTMENT POLICY

Investment Objective

The Trust was created to participate in the Arrangement and to subsequently invest and hold substantially all of its assets in Bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding Bullion without the inconvenience that is typical of a direct investment in Bullion. The Trust does not anticipate making regular cash distributions to unitholders of the Trust.

Investment Strategy

The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, Bullion and will not speculate with regard to short-term changes in gold and silver prices.

Investment and Operating Restrictions

The investment activities of the Trust are intended to be conducted in accordance with, among other things, the following investment and operating restrictions, and they provide that the Trust:

(a)	will invest in and hold a minimum of 90% of the total net assets of the Trust in physical gold and silver bullion in London Good Delivery bar form and hold no more than 10% of the total net assets of the Trust, at the discretion of the Manager, in physical gold and silver bullion (in London Good Delivery bar form or otherwise), gold or silver coins, debt obligations of or guaranteed by the Government of Canada or a province of Canada or by the Government of the United States of America or a state thereof, short-term commercial paper obligations of a corporation or other person whose short-term commercial paper is rated R-1 (or its equivalent, or higher) by Dominion Bond Rating Service Limited or its successors or assigns or F1 (or its equivalent, or higher) by Fitch Ratings or its successors or assigns or A-1 (or its equivalent, or higher) by Standard & Poor’s or its successors or assigns or P-1 (or its equivalent, or higher) by Moody’s Investor Service or its successors or assigns, interest-bearing accounts and short-term certificates of deposit issued or guaranteed by a Canadian chartered bank or trust company, money market mutual funds, short-term government debt or short-term investment grade corporate debt, cash or other short-term debt obligations approved by the Manager from time to time (for the purpose of this paragraph, the term “short-term” means having a date of maturity or call for payment not more than 182 days from the date on which the investment is made), except during the 60-day period following the closing of additional offerings or prior to the distribution of the assets of the Trust;

(b)	will not invest in gold or silver certificates or other financial instruments that represent gold or silver or that may be exchanged for gold or silver;

(c)	will store all physical gold and silver bullion owned by the Trust at the Bullion Custodian or in the treasury vaults of a Schedule I Canadian chartered bank or an affiliate or division thereof in Canada on a fully allocated basis, provided that the physical gold and silver bullion held in London Good Delivery bar form may be stored with a custodian only if the physical gold and silver bullion will remain London Good Delivery while with that custodian;

(d)	will not hold any property described in paragraphs (a) and (c) through (k) (inclusive) of the definition of “taxable Canadian Property” in subsection 248(1) of the Tax Act;

J - A - 1

(e)	will not purchase, sell or hold derivatives;

(f)	will not issue Units following the Arrangement Effective Date except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated Net Asset Value of the Trust per Unit prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution;

(g)	will ensure that no part of the stored physical gold and silver bullion may be delivered out of safekeeping by the Bullion Custodian or, if the physical gold and silver bullion is held by another custodian, that custodian, without receipt of an instruction from the Manager in the form specified by the Bullion Custodian or such other custodian indicating the purpose of the delivery and giving direction with respect to the specific amount;

(h)	will ensure that no director or officer of the Manager or the Manager’s general partner, or representative of the Trust or the Manager will be authorized to enter into the physical gold and silver bullion storage vaults without being accompanied by at least one representative of the Bullion Custodian or, if the physical gold and silver bullion is held by another custodian, that custodian, as the case may be;

(i)	will ensure that the physical gold and silver bullion remains unencumbered;

(j)	will inspect or cause to be inspected the stored physical gold and silver bullion periodically on a spot inspection basis and, together with a representative of the Trust’s external auditor, physically audit each bar annually to confirm the bar number;

(k)	will not guarantee the securities or obligations of any Person other than the Manager, and then only in respect of the activities of the Trust;

(l)	in connection with requirements of the Tax Act, will not make or hold any investment that would result in the Trust failing to qualify as a “mutual fund trust” within the meaning of the Tax Act;

(m)	in connection with requirements of the Tax Act, will not invest in any security that would be a tax shelter investment within the meaning of section 143.2 of the Tax Act;

(n)	in connection with requirements of the Tax Act, will not invest in the securities of any non-resident corporation, trust or other non-resident entity (or of any partnership that holds such securities) if the Trust (or the partnership) would be required to include any significant amount in income under sections 94, 94.1 or 94.2 of the Tax Act;

(o)	in connection with requirements of the Tax Act, will not invest in any security of an issuer that would be a foreign affiliate of the Trust for purposes of the Tax Act; and

(p)	in connection with requirements of the Tax Act, will not carry on any business and make or hold any investments that would result in the Trust itself being subject to the tax for SIFT trusts as provided for in section 122 of the Tax Act, provided that notwithstanding the foregoing, the Trust, the Trustee and/or the Manager shall have the power to take such acts as are determined by the Manager to be necessary or appropriate to give effect to the Arrangement and to execute such instruments as may be necessary and desirable to do so.

J - A - 2

Primary Portfolio Manager

● is the primary portfolio manager authorized to trade and carry out the foregoing investment objective and strategy in respect of the Trust Property.

J - A - 3

SCHEDULE “B”

FEES

Management Fee

As compensation for providing management, administrative and investment management services to the Trust pursuant to this Agreement and the Trust Agreement, the Trust shall pay the Manager a monthly Management Fee equal to 1/12 of 0.40% of the Net Asset Value of the Trust (determined in accordance with the Trust Agreement), plus any applicable federal and provincial taxes. The Management Fee shall be calculated and accrued daily and payable monthly in arrears on the last day of each month. The Management Fee payable to the Manager by the Trust shall be subject to the Expense Cap as set forth in Section 8 of this Agreement.

J - B - 1

SCHEDULE “C”

Sprott Asset Management

SPROTT ASSET MANAGEMENT LP
STATEMENT OF POLICIES

IMPORTANT - The securities laws of certain jurisdictions of Canada require securities dealers and advisers, when they trade in or advise with respect to their own securities or securities of certain other issuers to which they, or certain other parties related to them, are related or connected, to do so only in accordance with particular disclosure and other rules. These rules require dealers and advisers, prior to trading with or advising their customers or clients, to inform them of the relevant relationships and connections with the issuer of the securities. Clients and customers should refer to the applicable provisions of these securities laws for the particulars of these rules and their rights or consult with a legal advisor.

General

Sprott Asset Management LP (herein referred to as “SAM”, “we”, “us” or “this firm”) is registered as an investment fund manager in Ontario, Quebec and Newfoundland and Labrador; a portfolio manager and an exempt market dealer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia and Newfoundland and Labrador; and as a commodity trading manager in Ontario. SAM is also a SEC-registered investment advisor. SAM is an affiliate of: Sprott Private Wealth LP (“SPW”), an investment dealer and member of the Investment Industry Regulatory Organization of Canada (IIROC); Sprott Global Resource Investments Ltd., a US full service broker-dealer and member of the Financial Industry Regulatory Authority (FINRA); Sprott Asset Management USA Inc., a SEC-registered investment advisor; and Resource Capital Investment Corp., a SEC-registered investment advisor. On occasion we will work in a cooperative fashion with our affiliates in providing services to you.

Since these transactions may create a conflict between our interests and yours, we are required by securities laws to disclose to you certain relevant matters relating to these transactions. This statement contains a general description of our policies and the required disclosures.

Compliance with Law and Regulatory Requirements

SAM, its officers and employees are required to fully observe, in letter and spirit, all laws governing their business and securities activities. SAM, its officers and employees must deal fairly, honestly and in good faith with its clients.

SAM will only engage in activities where it is confident that such activities are in compliance with all requirements imposed by applicable law. In particular, it is SAM’s policy to ensure that the engagement of other affiliates on behalf of SAM’s clients would only be done when it has been determined that such other affiliate is an appropriate selection in the circumstances, given the client’s mandate, investment objectives and risk tolerances.

In addition to applicable securities regulatory provisions and contractual provisions respecting any business arrangements that may exist between SAM and other dealers and advisers, the directors, officers and employees of each are subject to guidelines or codes of conduct governing their actions. Our internal compliance process supplements these policies and procedures.

J - C - 1

Related and Connected Issuers

National Instrument 31-103 Registration Requirements and Exemptions requires SAM to disclose to investors whether any securities it recommends to investors to buy, sell or hold are securities issued by SAM, a related issuer or, during the distribution of the securities, a connected issuer of SAM. An issuer is related to SAM if, through the ownership of, or control over, voting securities or otherwise, the issuer is an influential securityholder of SAM, SAM is an influential securityholder of the issuer or if each of them is a related issuer of the same third party. An issuer is connected to SAM if it has a business relationship with SAM that, in connection with a distribution of securities of that issuer, may lead a reasonable prospective purchaser to question if the issuer and SAM are independent of each other.

In addition, SAM must disclose the name of any related issuer that is a reporting issuer in Ontario or that has distributed securities outside Ontario on a basis that, if it had done so in Ontario, would have made such issuer a reporting issuer. Set out below are the names of such related issuers:

•	Sprott Inc. (“SI”), a reporting issuer that is a related issuer of SAM because SI is an indirect 100% shareholder of Sprott Asset Management GP Inc., the general partner of SAM, and is the sole limited partner of SAM.

•	Sprott Resource Holdings Inc. (“SRHI”), a reporting issuer that is a related issuer of SAM because the professional group (as such term is defined under National Instrument 33-105 Underwriting Conflicts) of SAM exercises control or direction over, or beneficially owns, directly or indirectly, 10% or more of the voting securities of SRHI, and SAM has officers, directors or employees who constitute at least 20% of the directors of SRHI. In addition, an affiliate of SAM has entered into an agreement to provide management services to SRHI.

We may, from time to time, be deemed to be related or connected to one or more other issuers for purposes of the disclosure and other rules of the securities laws referred to above. We are prepared to act as an adviser and dealer in the ordinary course of our business to, and in respect of securities of, any such related or connected issuer and, in connection therewith to provide the full range of services customarily provided by us to, and in respect of securities of, other issuers. In any such case, such adviser or dealer and other services shall be carried on by us in the ordinary course of our business as an adviser or dealer in accordance with our usual practices and procedures and in accordance with all applicable disclosure and other regulatory requirements.

SAM, or its directors, officers, partners, salespeople or other employees may, from time to time, recommend that you trade in, or provide to you advice about, a security issued by these listed persons or companies. If you wish further information concerning the relationship between SAM and these listed persons or companies, or if you have any questions, please contact us.

Related Registrants

Where SAM has a principal shareholder, director or officer that is a principal shareholder, director or officer of another registrant, SAM shall adopt policies and procedures to minimize the potential for conflict of interest resulting from such relationship(s). SAM is also required to disclose to clients in writing, initially before making a trade for or providing advice to the client, and in a timely manner thereafter and, if possible, before making the next trade for or providing advice to the client, if there are any significant changes to this disclosure, the details of the relationship(s) and the policies and procedures adopted to minimize the potential for conflicts of interest resulting from such relationships. SPW, a registrant, is related to SAM, by virtue of each of SAM and SPW having SI as a direct or indirect holder of 100% of the voting securities of each general partner of SAM and SPW.

J - C - 2

Conflicts of Interest

SAM as Adviser and Dealer

The principal business activity of SAM is to act as a portfolio manager for separately managed investment accounts of its clients (a “SAM Managed Account”) and investment funds it manages (a “SAM Investment Fund”). SAM’s activities as a dealer are primarily the marketing of SAM Investment Funds to clients of SAM or to investment dealers or mutual fund dealers. In providing trading and advisory services to our clients it is important that our clients understand our interests in the service or transaction.

We must make certain disclosures where we: (a) act as your dealer/broker; (b) advise you; or (c) exercise discretion on your behalf, with respect to securities issued by us, by a related issuer or, in the course of a distribution, by a connected issuer (collectively, “Related Securities”).

In these situations, we must disclose our relationship with the issuer of the securities. We must also make disclosure to you where we know or should know that, as a result of our acting as your dealer/broker or adviser, or of our exercising discretion on your behalf, Related Securities will be purchased or sold by you through us.

The following is a list of the time and manner in which these disclosures must be made:

•	Where we purchase or sell securities for your account, a disclosure will be contained in the confirmation of trade and monthly statement, which we prepare and send to you.

•	Where we advise you with respect to the purchase, sale or holding of securities, the disclosure must be made prior to our giving the advice.

•	If there is a significant change to the information previously disclosed to you, SAM will notify you of the change in a timely manner and, if possible, before making the next purchase or sale of the securities for you or providing advice to you to purchase, sell or hold the securities.

•	Where we use our discretion as an adviser to trade securities in a SAM Managed Account neither we nor another affiliate will charge a trade commission without your consent, or otherwise in compliance with applicable law.

Potential for Conflict

To the extent that one affiliate determines it to be in the interests of its clients to engage the potential conflict of interest, given its indirect relationship with the other affiliates. SAM and its officers and employees must ensure that if they select another affiliate to assist a SAM client it is based on the determination that such other affiliate is an appropriate selection having regard to the client’s circumstances.

Representatives of SAM and other affiliates may from time to time act as officers of SAM and may also be officers of other affiliates. All affiliates have adopted policies and procedures that minimize the potential for conflicts of interest resulting from the relationships of the officers and the affiliates, and all officers are required to observe such policies in carrying out their duties.

Fair Allocation of Investment Opportunities and Fair Treatment of SAM Investment Funds and SAM Managed Accounts

We must ensure the fair treatment of our clients through the highest standards of integrity and ethical business conduct. The principle of fair treatment must be recognized by all employees, officers and directors of SAM in order to provide a true benefit to our clients. Our clients have the right to be assured that their interests will always take precedence over the personal trading activities of SAM portfolio managers and other SAM access persons.

J - C - 3

Fairness Policy

In order to ensure fairness in the allocation of investment opportunities among the SAM Managed Accounts and the SAM Investment Funds (each a “SAM Client”), SAM will allocate investment opportunities with consideration to the suitability of such investments to each SAM Client’s investment objectives and strategies, portfolio composition, restrictions and cash availability (even though the investment objectives and strategies are substantially the same for some of the SAM Clients and cash flows of each SAM Client can be substantially different given daily/monthly subscriptions and redemptions/withdrawals). As well, cash flows (subscription inflows and redemptions/withdrawals) and investment strategies can influence the allocation process in order to maintain property weightings in each SAM Client account. If an investment opportunity is suitable for more than one SAM Client, SAM will allocate such investment opportunities equitably in order to ensure that each SAM Client has equal access to the same quality and quantity of investment opportunities.

To ensure fairness in the allocation of investment opportunities as between each SAM Client, SAM will ensure:

(a)	where orders are entered simultaneously for execution at the same price, fills are allocated on a pro rata basis;

(b)	when transactions are executed at different prices for a group of SAM Clients, fills are allocated on an average price basis;

(c)	in the case of a block trade or anew or secondary securities issue, if all SAM Client orders can be accommodated (demand is smaller than supply), allocation is made on a pro rata basis based on the order size of each SAM Client. Where the allotment received is insufficient to meet the full requirements of all SAM Clients on whose behalf orders have been placed (demand exceeds supply), allocation is made on a pro rata basis based on the size of the SAM Client account or the existing position size in a SAM Client account. However, if such prorating should result in an inappropriately small position for a SAM Client, the allotment would be reallocated to another SAM Client. Depending on the number of block trades or new or secondary issues, over a period of time, every effort will be made to ensure that these prorating and reallocation policies result in fair and equal treatment to all SAM Clients, and

(d)	when orders for more than one SAM Client are bunched or blocked and the transactions are executed at varying prices, an average price will be determined and allocated to each SAM Client on a pro rata basis. As well, all commissions will be totalled and allocated to all SAM Clients on a pro rata basis. If different prices and commissions are executed, then an average price as well as total average commission will be calculated and allocated on a pro rata basis. For a normal secondary purchase order executed through a broker, the average price and commission will be calculated and allocated evenly among our SAM Clients. There will be no differentiation on price towards our SAM Clients.

In addition, SAM will always seek to obtain the best order execution for each SAM Client and to minimize transaction costs. SAM employee trading accounts (i.e. “PRO” accounts), retail and inventory trades are never commingled with trades involving SAM Investment Funds.

J - C - 4

Proxy Voting Guidelines

SAM, in its capacity as portfolio adviser to the SAM Clients, is sometimes responsible for establishing, monitoring and amending (if necessary) the policies and procedures relating to the voting of proxies received in connection with each SAM Client’s investment portfolio.

In certain cases, proxy votes may not be cast when the portfolio adviser determines that it is not in the best interests of the SAM Client to vote such proxies. In the event a proxy raises a potential material conflict of interest between the interests of a SAM Client and SAM, the conflict will be resolved by SAM in favour of that SAM Client.

SAM retains the discretion to depart from these polices on any particular proxy vote depending upon the facts and circumstances.

SAM will maintain and prepare an annual proxy voting record for each SAM Investment Fund. The proxy voting record for the annual period beginning July 1 for each SAM Investment Fund will be available free of charge to any investor upon request at any time after June 30 of the following year.

Misuse of Confidential and Insider Information

The misuse of confidential information or misuse of any insider information not generally disclosed, for personal gain or for the benefit of anyone else, is prohibited and grounds for serious sanction.

Confidentiality and Privacy

In addition, SAM has adopted a privacy policy in accordance with the Personal Information Protection and Electronic Documents Act (Canada) with respect to personal information of SAM Clients. This policy states that SAM will only disclose this information to third parties or its affiliates in limited specific circumstances on a strictly confidential basis.

Money Laundering and Terrorist Financing

As outlined by the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, SAM is obligated to implement specific measures to detect and deter money laundering and the financing of terrorist activity. As such, all investments into our SAM Managed Accounts and SAM Investment Funds require completed documentation to be submitted by investors. It is our duty to report to the Financial Transactions and Reports Analysis Centre of Canada confirmation of any investors engaged in money laundering. This reporting requirement will not be deemed to be a breach of any information disclosure restrictions imposed by applicable law or otherwise.

Please do not hesitate to contact us should you have any questions with regards to SAM’s Statement of Policies or should you require further details on any SAM policies and practices.

J - C - 5

Schedule K
Form of Trust Agreement

(see attached)

K - 1

SPROTT ASSET MANAGEMENT LP

SPROTT PHYSICAL GOLD AND SILVER TRUST

TRUST AGREEMENT

Dated as of ●, 2017

K - 2

TABLE OF CONTENTS

Article 1
INTERPRETATION		7
1.1	Definitions	15
1.2	Article and Section Headings	15
1.3	Statute References	15
1.4	Business Day	15
1.5	Number, Gender	15
1.6	References to “Agreement” etc.	15
1.7	Time of Day	15
1.8	Currency	16
1.9	Exercise of Discretion	16

Article 2 ESTABLISHMENT OF THE FUND		16
2.1	Establishment of the Trust	16
2.2	Appointment of the Trustee	16
2.3	Constituency of the Trust	16
2.4	Name of the Trust	16
2.5	Head Office; Situs	16
2.6	Purpose of the Trust	17
2.7	Investment by the Trust	17
2.8	Nature of the Trust	17
2.9	Mutual Fund Trust Election	18
2.10	U.S. Federal Income Tax Classification	18
2.11	Term	18

Article 3 STRUCTURE OF THE FUND		18
3.1	Division of the Trust into Units	18
3.2	Repurchase of Initial Unit	19
3.3	Voting	19
3.4	Consolidation and Subdivision	19
3.5	Calculation of Net Asset Value of the Trust and Net Asset Value per Unit	20
3.6	Calculation of Class Net Asset Value and Class Net Asset Value per Unit	22
3.7	Suspension of Right of Redemption and Calculation of Net Asset Value	23
3.8	Delegation by the Manager	24

Article 4 NET INCOME AND NET REALIZED CAPITAL GAINS		24
4.1	Valuation on Distribution Date	24
4.2	Computation of Net Income and Net Realized Capital Gains	24
4.3	Distribution of Net Income and Net Realized Capital Gains to Unitholders	25
4.4	Additional Distributions, Designations, Determinations, Allocations and Elections	26
4.5	Withholding Taxes	26
4.6	Income Tax Statements	26
4.7	Qualified Electing Trust Election and Reporting	27
4.8	Tax Definitions	27

Article 5 SALE AND TRANSFER OF UNITS		27
5.1	Allotment and Issue	27
5.2	CDS Non-Certificated Inventory System and DTC Book-Entry Only System	28
5.3	Transfer of Units	28
5.4	Successors in Interest of Unitholders	29
5.5	Units held Jointly or in Fiduciary Capacity	29
5.6	Purchases for Cancellation	29
5.7	Death, Bankruptcy, Insolvency or Incompetence of a Unitholder	29

K - 3

5.8	Death of a Unitholder	30
5.9	Lost Unit Certificates	30
5.10	Declaration as to Beneficial Owner	30

Article 6 REDEMPTION OF UNITS		30
6.1	Redemption of Units for Bullion	30
6.2	Manner of Payment - Bullion	32
6.3	Redemption of Units for Cash	33
6.4	Effect of Redemption	34
6.5	Joint Holders	34
6.6	Suspension of Redemption Right	35
6.7	Performance of Trusts	35

Article 7 POWERS AND DUTIES OF THE TRUSTEE		36
7.1	General Powers	36
7.2	Specific Powers	36
7.3	Forwarding Materials	39
7.4	Dealing with Others and Self	39

Article 8 POWERS AND DUTIES OF THE MANAGER		40
8.1	Powers of the Manager	40
8.2	Duties of the Manager	40
8.3	Portfolio Execution	44
8.4	Soft Dollar Transactions	44
8.5	Distributors	44

Article 9 INDEPENDENT REVIEW COMMITTEE		45
9.1	Independent Review Committee	45

Article 10 FEES, COMPENSATION AND EXPENSES		46
10.1	Trustee’s Fee	46
10.2	Manager’s Fee	46
10.3	Investment Manager’s Fee	46
10.4	Bullion Custodian and Custodian’s Fees	46
10.5	Expenses of the Trust	46

Article 11 TRUSTEE LIABILITY AND INDEMNIFICATION		47
11.1	Standard of Care	47
11.2	Reliance	47
11.3	General Disclaimer of Liability	49
11.4	Indemnification of the Trustee	49
11.5	Additional Indemnification of the Trustee	50
11.6	Exception	50

Article 12 MANAGER LIABILITY AND INDEMNIFICATION		50
12.1	Standard of Care	50
12.2	Reliance	51
12.3	Engaging in Competition	51
12.4	Indemnification of the Manager	51
12.5	Liability for Investment Decisions	51

Article 13 CHANGE OF TRUSTEE		51
13.1	Resignation of Trustee	51
13.2	Removal of Trustee	51

K - 4

13.3	Appointment of Successor	51
13.4	Termination Upon Failure to Appoint Successor	53

Article 14 TERMINATION OF THE MANAGER		53
14.1	Resignation, Insolvency or Bankruptcy of the Manager	53
14.2	Successor Manager	54

Article 15 CONCERNING THE UNITHOLDERS		54
15.1	Liability of Unitholders	54
15.2	Indemnification of the Trust by the Manager	54

Article 16 MEETINGS OF UNITHOLDERS		54
16.1	Time of Meetings	54
16.2	Place of Meeting	55
16.3	Notice of Meeting	55
16.4	Meetings Without Notice	55
16.5	Quorum	55
16.6	Chairman, Secretary and Scrutineers	55
16.7	Persons Entitled to be Present	55
16.8	Right to Vote	55
16.9	Votes to Govern	56
16.10	Show of Hands	56
16.11	Polls	56
16.12	Adjournment	56
16.13	Resolutions in Writing	56
16.14	Record Dates	56
16.15	Proxies	57
16.16	Validity of Proxies	57
16.17	Revocation of Proxy	57
16.18	Solicitation of Proxies	57
16.19	Form of Proxy Solicitation	57
16.20	Resolutions Binding	58
16.21	Minutes of Meetings	58

Article 17 SPECIAL FUNCTIONS		58
17.1	Registrar and Transfer Agent	58
17.2	Unit Register	59
17.3	Auditors	60
17.4	Valuation Agent	60
17.5	Custodian of Bullion	60
17.6	Custodian of Trust Property Other Than Bullion	61

Article 18 REPORTS AND EXECUTION OF DOCUMENTS		63
18.1	Records	63
18.2	Reports to Unitholders	63
18.3	Material to be Furnished to the Trustee	64
18.4	Documents Requiring Trustee’s Consent	64
18.5	Execution of Documents	65
18.6	Execution of Documents by the Manager	65
18.7	Material to be Furnished to Unitholders	65

Article 19 NOTICE		65
19.1	Notice to Unitholders	65
19.2	Methods of Communication	66
19.3	Deemed Delivery	67

K - 5

19.4	Telephone Directions	67
19.5	Telephone Communications	67
19.6	Internet	67
19.7	Verification	67

Article 20 ARRANGEMENT WITH CFCL		68
20.1	Arrangement with CFCL	68

Article 21 AMENDMENTS		68
21.1	Non-Material Amendments	68
21.2	Unitholder Approval	69
21.3	Change of Auditors	71
21.4	Notice to Unitholders	71
21.5	Approval of Trustee	72

Article 22 TERMINATION OF THE TRUST		72
22.1	Termination of the Trust	72
22.2	Notice of Termination	72
22.3	Effect of Termination	72
22.4	Termination of Trust Agreement	73

Article 23 INVESTMENT POLICY		73
23.1	Investment Objective	73
23.2	Investment Strategy	73
23.3	Investment and Operating Restrictions	73
23.4	Investment and Reinvestment by the Trust	75

Article 24 GENERAL		75
24.1	Compliance with Law and Policy	75
24.2	Governing Law	75
24.3	Computation of Time	75
24.4	Omissions and Errors	75
24.5	Time	76
24.6	Counterparts and Facsimile	76
24.7	Complete Agreement	76
24.8	Severability	76
24.9	Inspection of Documents	76

Schedule “A”	ANNUAL CERTIFICATE OF COMPLIANCE
Schedule “B”	INTERIM CERTIFICATE OF COMPLIANCE
Schedule “C”	CERTIFICATE OF AUTHORIZED SIGNING AUTHORITIES
Schedule “D”	LIST OF DESIGNATED MARKETS
Schedule “E”	FORM OF BULLION REDEMPTION NOTICE
Schedule “F”	FORM OF CASH REDEMPTION NOTICE

K - 6

THIS TRUST AGREEMENT made and entered into as of the ● day of ●, 2017

BETWEEN:

●, an individual resident in the Province of Ontario

(hereinafter referred to as the “Settlor”)

OF THE FIRST PART

SPROTT ASSET MANAGEMENT LP,

a limited partnership formed under the laws of the Province of Ontario

(hereinafter referred to as the “Manager”)

OF THE SECOND PART

- and -

RBC INVESTOR SERVICES TRUST,

a trust company incorporated under the federal laws of Canada

(hereinafter referred to as the “Trustee”)

OF THE THIRD PART

WHEREAS the Settlor wishes to establish a trust to be known as the “Sprott Physical Gold and Silver Trust” (the “Trust”) as a closed-end mutual fund trust within the meaning of the Income Tax Act (Canada) and to cause the units of the Trust to be listed for trading on the Toronto Stock Exchange and the NYSE Arca;

AND WHEREAS the Trust was created to invest and hold substantially all of its assets in physical gold and silver bullion, which will provide holders of units of the Trust with a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold and silver bullion without the inconvenience that is typical of a direct investment in physical gold and silver bullion;

AND WHEREAS the Trustee, the Manager and the Settlor intend that certain of the operations and affairs of the Trust shall be managed by the Manager.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements set forth herein (the receipt and sufficiency of which are hereby acknowledged) the parties agree that the Trust Property (as hereinafter defined) shall be held and administered by the Trustee and the Manager upon the trusts, terms and conditions hereinafter set forth.

Article 1
INTERPRETATION

1.1	Definitions

In this Trust Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings ascribed to them below:

(a)	“ABCA” means the Business Corporations Act (Alberta);

(b)	“Additional Trustee Duties” has the meaning ascribed thereto in Section 11.5 hereof;

K - 7

(c)	“Affiliate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended from time to time;

(d)	“Applicable Laws” means, unless the context otherwise dictates, any applicable statute of Canada or of a province or territory of Canada or any applicable statute of the United States of America or of a state or territory of the United States of America or any applicable regulations, orders, instruments, policies or other laws made under statutory authority by any governmental or regulatory body or agency having jurisdiction over the Trust including, but not limited to, Securities Legislation and the Tax Act;

(e)	“Annual Certificate of Compliance” has the meaning ascribed thereto in clause 8.2(a)(xxxi) hereof and is substantially in the form of Schedule “A” attached hereto;

(f)	“Arrangement” means the arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in the Arrangement Agreement and the Plan of Arrangement, subject to any amendments or variations made at the direction of the Court of Queen’s Bench of Alberta;

(g)	“Arrangement Agreement” means the arrangement agreement dated October 1, 2017 by and among Sprott Inc., CFCL, The Central Group Alberta Ltd., 2070140 Alberta Ltd., Phillip M. Spicer and J.C. Stefan Spicer;

(h)	“Arrangement Effective Date” means the date shown on the certificates of arrangement issued by the registrar pursuant to subsection 193(11) of the ABCA in respect of the articles of arrangement of CFCL and the articles of arrangement of 2070140 Alberta Ltd. in respect of the Arrangement;

(i)	“Associate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended from time to time;

(j)	“Auditors” means a firm of chartered accountants duly licensed and recognized to practice in the Province of Ontario and appointed from time to time by the Manager pursuant to the provisions of Section 17.3 hereof. The initial Auditors shall be Ernst & Young LLP;

(k)	“Business Day” means any day on which the TSX or the NYSE Arca are open for trading;

(l)	“Bullion” means physical gold and silver bullion in London Good Delivery bar form that is unencumbered, fully allocated and stored at the Bullion Custodian by or on behalf of the Trust;

(m)	“Bullion Custodian” means the custodian of the Bullion appointed pursuant to Section 17.5 hereof and shall include any sub-custodians appointed by it which from time to time hold the Bullion pursuant to the Storage Agreement or a separate written custodial agreement;

(n)	“Bullion Redemption Amount” has the meaning ascribed thereto in Subsection 6.1(c) hereof;

(o)	“Bullion Redemption Notice” means a written request signed by a Unitholder for the redemption of Units for Bullion, which must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program, as described in Section 6.1 hereof substantially in the form of Schedule “E” attached hereto, or in such other form as the Manager may from time to time in its sole discretion determine;

K - 8

(p)	“Broker” means a CDS Participant in Canada or a DTC Participant in the United States;

(q)	“Cash Redemption Notice” means a written request signed by a Unitholder for the redemption of Units for cash, which must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program, in accordance with Section 6.3 hereof substantially in the form of Schedule “F” attached hereto, or in such other form as the Manager may from time to time in its sole discretion determine;

(r)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c.C-44, as amended from time to time;

(s)	“CBCA Corporation” means a corporation incorporated under the CBCA, any of the securities of which (i) are or were part of a distribution to the public, (ii) remain outstanding, and (iii) are held by more than one Person;

(t)	“CDS” means CDS Clearing and Depository Services Inc.;

(u)	“CDS Participant” means a registered dealer or other financial institution in Canada that is a direct or indirect participant in the CDS depository service holding securities operated by or on behalf of CDS;

(v)	“CFCL” means Central Fund of Canada Limited, a corporation existing under the ABCA;

(w)	“Certificate of Authorized Signing Authorities” has the meaning ascribed thereto in subsection 11.2(a) hereof and is substantially in the form of Schedule “C” attached hereto;

(x)	“Class Expenses” in respect of any particular class or series of a class of Units means the expenses of the Trust (including Management Fees) that are allocated only to that class or series of a class;

(y)	“Class Net Asset Value” in respect of any particular class or series of a class of Units is the portion of the Net Asset Value of the Trust attributed to such class or series of a class determined in accordance with Section 3.5 and Section 3.6 hereof;

(z)	“Class Net Asset Value per Unit” in respect of any particular class or series of a class of Units is the portion of the Class Net Asset Value of the Trust attributed to each Unit of such class or series of a class determined in accordance with Section 3.5 and Section 3.6 hereof;

(aa)	“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time;

(bb)	“Common Expenses” means those expenses of the Trust other than Class Expenses;

(cc)	“Corporate Action” means any conversion privileges, subscription rights, warrants or other rights or options available in connection with any securities forming part of the Trust Property, including those relating to the reorganization, recapitalization, takeover, consolidation, amalgamation, merger, liquidation, filing for or declaration of bankruptcy or plans of arrangement, of any corporation, association or other entity;

K - 9

(dd)	“Counsel” means any Person qualified and engaged in the practice of law in the Province of Ontario;

(ee)	“Court” means any court of competent jurisdiction in the Province of Ontario;

(ff)	“Custodian” means the custodian of the Trust Property, other than the Bullion, appointed pursuant to Section 17.6 hereof and shall include the Trustee and any sub-custodians appointed by the Trustee which from time to time hold the Trust Property other than the Bullion pursuant to this Trust Agreement or a separate written custodial agreement;

(gg)	“Depository” means any authorized domestic or foreign depository or clearing or settlement agency or system, including a transnational book-based system, CDS or DTC;

(hh)	“Designated Market” has the meaning ascribed thereto in Subsection 17.6(k) hereof;

(ii)	“Disclosure Documents” means any (final) prospectus of the Trust filed in all provinces and territories of Canada and any registration statement of the Trust filed with the United States Securities and Exchange Commission, or similar offering documents, including an information circular filed in connection with the Arrangement, as may be used by the Manager or required by applicable Securities Legislation in connection with qualifying the distribution of the Units to the public, including any amendments to such offering documents;

(jj)	“Distribution Date” has the meaning ascribed thereto in Section 4.1 hereof;

(kk)	“DTC” means The Depository Trust Company;

(ll)	“DTC Participant” means a registered broker/dealer or other financial institution in the United States that is a direct or indirect participant in the DTC book-entry only system and a Person through whom the Unitholder deals directly to initiate any transaction in Units;

(mm)	“Extraordinary Resolution” means a resolution approved, in person or by proxy, by Unitholders holding Units representing in aggregate not less than 66 2/3% of the Net Asset Value of the Trust, or in the case of a separate vote by a particular class or series of a class of Units, 66 2/3% of the Class Net Asset Value, as determined in accordance with this Trust Agreement, at a duly constituted meeting of Unitholders, or at any adjournment thereof, called and held in accordance with this Trust Agreement, or a written resolution signed by Unitholders holding Units representing in aggregate not less than 66 2/3%of the Net Asset Value of the Trust, or in the case of a separate vote by a particular class or series of a class of Units, 66 2/3% of the Class Net Asset Value, as determined in accordance with this Trust Agreement;

(nn)	“Fee Agreement” has the meaning ascribed thereto in Section 10.1 hereof;

(oo)	“Fiscal Year” means the fiscal year of the Trust ending on the last day of December in each year or such other date as may be determined from time to time by the Manager;

(pp)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

(qq)	“Independent Review Committee” means the independent review committee of the Trust established pursuant to NI 81-107;

K - 10

(rr)	“Initial Unit” has the meaning ascribed thereto in Section 2.1 hereof;

(ss)	“Interim Certificate of Compliance” has the meaning ascribed thereto in clause 8.2(a)(xxxii) and is substantially in the form of Schedule “B” attached hereto;

(tt)	“Investment Manager” means the Person(s) appointed by the Manager, on behalf of the Trust, from time to time pursuant to the provisions hereof and any portfolio management agreement, to determine, in its sole discretion, which securities or other assets shall be purchased, held or sold for the Trust and to execute or cause the execution of purchase and sale orders in respect of such determinations;

(uu)	“Investment Policy” means the investment objective, the investment strategy, and the investment and operating restrictions of the Trust, as described in Article 23 hereof;

(vv)	“London Good Delivery status” means in the case of physical gold bullion, 350 to 430 troy ounces, and in the case of physical silver bullion, 750 to 1,000 troy ounces, and in each case with no less than the required minimum fineness related thereto as determined by the London Bullion Market Association from time to time;

(ww)	“Manager” means Sprott Asset Management LP, acting as the manager of the Trust, or any successor manager appointed in accordance with this Trust Agreement and subject to the Management Agreement;

(xx)	“Management Agreement” means the management agreement between the Manager and the Trust to be dated on or about the date hereof, as the same may be amended, restated or supplemented from time to time;

(yy)	“Management Fee” has the meaning ascribed thereto in Section 10.2 hereof;

(zz)	“Manager Reorganization” means any change of the Manager which occurs primarily as a result of restructuring corporations, limited partnerships or other entities under similar control and ownership and which results in no material change to the day-to-day management, administration or operation of the Trust;

(aaa)	“Minimum Bullion Redemption Amount” means 100,000 Units, provided that if 100,000 Units is not at least equivalent to the aggregate value of (i) one London Good Delivery bar of gold, (ii) the Proportionate Silver Amount and (iii) applicable expenses, the Minimum Bullion Redemption Amount shall be such number of units as are at least equivalent to the aggregate value (i) one London Good Delivery bar of gold, (ii) the Proportionate Silver Amount and (iii) applicable expenses.

(bbb)	“Monthly Redemption Date” means the last business day of a month when the the NYSE Arca is open for trading;

(ccc)	“Net Asset Value of the Trust” is the amount determined from time to time in accordance with Section 3.5 hereof;

(ddd)	“Net Asset Value per Unit” is the amount determined from time to time in accordance with Section 3.5 hereof;

(eee)	“Net Change in Non-Portfolio Assets” on a Valuation Date means:

(i)	the aggregate of all income accrued by the Trust as of that Valuation Date, including cash dividends and distributions, interest and compensation since the last calculation of Class Net Asset Value or Class Net Asset Value per Unit, as the case may be; minus

K - 11

(ii)	the Common Expenses to be accrued by the Trust as of that Valuation Date which have been accrued since the last calculation of Class Net Asset Value or Class Net Asset Value per Unit, as the case may be; plus or minus

(iii)	any change in the value of any non-portfolio assets or liabilities stated in any foreign currency accrued on that Valuation Date since the last calculation of Class Net Asset Value or Class Net Asset Value per Unit, as the case may be, including, without limitation, cash, accrued dividends or interest and any receivables or payables; plus or minus

(iv)	any other item accrued on that Valuation Date determined by the Manager to be relevant in determining the Net Change in Non-Portfolio Assets;

(fff)	“Net Income” has the meaning ascribed thereto in subsection 4.2(a) hereof;

(ggg)	“Net Realized Capital Gains” has the meaning ascribed thereto in subsection 4.2(b) hereof;

(hhh)	“NI 81-102” means National Instrument 81-102 Investment Funds, as amended from time to time;

(iii)	“NI 81-106” means National Instrument 81-106 Investment Fund Continuous Disclosure, as amended from time to time;

(jjj)	“NI 81-107” means National Instrument 81-107 Independent Review Committee for Investment Funds, as amended from time to time;

(kkk)	“Non-Certificated Inventory System” means the non-certificated inventory system of recording CDS Participants holding securities operated by or on behalf of CDS;

(lll)	“NYSE Arca” means the New York Stock Exchange Arca;

(mmm)	“Ordinary Resolution” means a resolution approved, in person or by proxy, by Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Trust, or in the case of a separate vote by a particular class or series of a class of Units, 50% of the Class Net Asset Value, as determined in accordance with this Trust Agreement, at a duly constituted meeting of Unitholders, or at any adjournment thereof, called and held in accordance with this Trust Agreement, or a written resolution signed by Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Trust, or in the case of a separate vote by a particular class or series of a class of Units, 50% of the Class Net Asset Value, as determined in accordance with this Trust Agreement;

(nnn)	“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(ooo)	“PFIC” means a “passive foreign investment company” within the meaning of Section 1297 of the Code;

K - 12

(ppp)	“Plan of Arrangement” has the meaning ascribed thereto in the Arrangement Agreement;

(qqq)	“Proportionate Share”, when used to describe (i) an amount to be allocated to any one class or series of a class of Units, means the total amount to be allocated to all classes or series of classes of Units multiplied by a fraction, the numerator of which is the Class Net Asset Value of such class or series of a class and the denominator of which is the Net Asset Value of the Trust at such time, and (ii) a Unitholder’s interest in or share of any amount, means, after an allocation has been made to each class or series of a class of Units as provided in clause (i), that allocated amount multiplied by a fraction, the numerator of which is the number of Units of that class or series of a class registered in the name of that Unitholder and the denominator of which is the total number of Units of that class or series of a class then outstanding (if such Unitholder holds Units of more than one class or series of a class, then such calculation is made in respect of each class or series of a class of Units and aggregated);

(rrr)	“Proportionate Silver Amount” means such number of London Good Delivery bars of silver with an aggregate value (as at the Valuation Time on the applicable Monthly Redemption Date in the month during which the redemption request is processed) that is proportionate to the aggregate value of one London Good Delivery bar of gold based on the proportionate value of physical gold and silver bullion held by the Trust (as at the Valuation Time on the applicable Monthly Redemption Date in the month during which the redemption request is processed).

(sss)	“QEF” has the meaning ascribed thereto in Section 4.7 hereof;

(ttt)	“Redemption Amount” has the meaning ascribed thereto in subsection 6.1(b) hereof;

(uuu)	“Register” means the register or registers of the Trust established and maintained by the Registrar and Transfer Agent pursuant to Section 17.2 hereof;

(vvv)	“Registrar and Transfer Agent” means the registrar and transfer agent of the Units appointed by the Manager in accordance with Section 17.1 hereof. The initial Registrar and Transfer Agent shall be TSX Trust Company;

(www)	“Securities Authorities” means the Ontario Securities Commission and equivalent securities regulatory authorities in each other province and territory of Canada, and the United States Securities and Exchange Commission;

(xxx)	“Securities Legislation” means the laws, regulations, rules, requirements and policies of the Securities Authorities which are in effect from time to time and applicable to the Trust including, but not limited to NI 81-102, NI 81-106, NI 81-107, the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended;

(yyy)	“Settlor” means ●, an individual resident in the Province of Ontario;

(zzz)	“Storage Agreement” means the precious metals storage agreement between the Manager, on behalf of the Trust, and the Bullion Custodian, dated as of ●, 2017, as the same may be amended, restated or supplemented from time to time;

(aaaa)	“Sub-Custodian Guidelines” has the meaning ascribed thereto in subsection 17.6(h) hereof;

K - 13

(bbbb)	“Tax Act” means the Income Tax Act (Canada) and the regulations, rules, requirements and policies promulgated thereunder, as amended from time to time;

(cccc)	“Termination Event” has the meaning ascribed thereto in subsection 14.1(c) hereof;

(dddd)	“TSX” means the Toronto Stock Exchange;

(eeee)	“Trust” means Sprott Physical Gold and Silver Trust, a trust established under the laws of the Province of Ontario and governed by this Trust Agreement;

(ffff)	“Trust Agreement” means this trust agreement among the Settlor, the Manager and the Trustee made and entered into as of the day and year first above written, as the same may be further amended, restated, supplemented or replaced from time to time;

(gggg)	“Trust Property” at any time, means any and all securities, cash (including free credit balances), property and assets, real and personal, tangible and intangible, transferred, conveyed or paid to the Trust including, without limitation:

(i)	all funds realized from the sale of Units;

(ii)	Bullion from time to time delivered to and received by the Trust or held for its account as directed by the Manager and accepted by the Bullion Custodian on behalf of the Trust in accordance with the Storage Agreement;

(iii)	all investments, sums or property of any type or description (other than the Bullion) from time to time delivered to and received by the Trust or held for its account as directed by the Manager and accepted by the Trustee on behalf of the Trust in accordance with this Trust Agreement;

(iv)	any proceeds of disposition of any of the foregoing property and assets; and

(v)	all income, interest, profit, gains and accretions and additional rights arising from or accruing to such foregoing property or such proceeds of disposition;

(hhhh)	“Trustee” means RBC Investor Services Trust, acting as the trustee of the Trust, or any successor trustee appointed in accordance with this Trust Agreement;

(iiii)	“Unit” means a unit of beneficial interest, in any class or series of a class of the Trust, as presently constituted pursuant to Section 3.1 hereof as the same may from time to time hereinafter be constituted, and collectively referred to as the “Units”;

(jjjj)	“Unitholders” means Persons whose name appears on the Register as a registered holder of one or more Units or fractions thereof and “Unitholder” means any one of them;

(kkkk)	“Unit Certificate” means a certificate evidencing ownership by a Unitholder in such form as is approved by the Manager;

(llll)	“Valuation Agent” means the service provider to the Trust appointed pursuant to Section 17.4 hereof and the Valuation Services Agreement to provide certain valuation services for the Trust. The initial Valuation Agent shall be RBC Investor Services Trust;

(mmmm)	“Valuation Date” means each Business Day, unless the Manager determines that the assets of the Trust should be valued less frequently, either generally or in respect of one or more specific instances, in which event “Valuation Date” shall mean such Business Day or Business Days as the Manager determines;

K - 14

(nnnn)	“Valuation Services Agreement” means the valuation services agreement between the Manager and the Valuation Agent to be dated on or about the date hereof, as the same may be amended, restated or supplemented from time to time;

(oooo)	“Valuation Time” means 4:00 p.m. (Toronto time) on a Valuation Date or such other time on a Valuation Date as the Manager deems appropriate; and

(pppp)	“Voting Materials” means all proxies, proxy solicitation materials and other communications received by the Manager relating to the securities forming part of the Trust Property that call for voting.

1.2	Article and Section Headings

Article and section headings have been inserted for convenience only and are not to affect the construction or interpretation of this Trust Agreement.

1.3	Statute References

In this Trust Agreement, any reference herein to a statute, rule, regulation, policy statement, ruling, notice, order or other instrument promulgated thereunder or provision therein shall be deemed to be a reference to such statute, rule, regulation, policy statement, ruling, notice, order or other instrument promulgated thereunder or provision therein as amended, re-enacted or replaced from time to time and references to specific parts, paragraphs or sections thereof shall include all amendments, re-enactments or replacements thereof.

1.4	Business Day

Unless otherwise specified, if under this Trust Agreement any payment or calculation is to be made, or any other action is to be taken, on or as of a day which is not a Business Day, that payment or calculation is to be made, and that other action is to be taken, as applicable, on or as of the next day that is a Business Day.

1.5	Number, Gender

Unless elsewhere otherwise expressly provided in this Trust Agreement or unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing the masculine gender include the feminine and neuter gender.

1.6	References to “Agreement” etc.

Unless otherwise specified, references in this Trust Agreement to sections and schedules are to sections of, and schedules to, this Trust Agreement. References in this Trust Agreement to “Agreement”, “herein”, “hereafter”, “hereby”, “hereto”, “hereof” and “hereunder” and similar expressions shall be deemed to refer to this Trust Agreement and shall not be limited to the particular article or section in which such words appear.

1.7	Time of Day

Unless otherwise specified, references to time of day or date mean the local time or date in the City of Toronto, Province of Ontario, Canada.

K - 15

1.8	Currency

Unless otherwise specified herein or where required by Applicable Laws, all references herein to currency shall be references to currency of the United States of America.

1.9	Exercise of Discretion

The term “power”, as used in this section, shall be deemed to mean and include those things which a party hereto may or will in the future do or refrain from doing in the management, supervision and carrying out of the Trust created by this Trust Agreement in accordance with the terms hereof and Applicable Laws. Every power in this Trust Agreement or by law conferred on a party hereto shall be an absolute and uncontrolled power and no such party shall be held liable for any loss or damage occurring as a result of such party concurring or failing to concur in the exercise of any such power. The parties hereto shall be entitled to exercise their powers in their sole and absolute discretion, whenever, and as often, from time to time, as they deem advisable without application for approval by any court or governmental official, and as to which their judgment shall be final and binding upon all parties interested or potentially interested in the Trust.

Article 2
ESTABLISHMENT OF THE FUND

2.1	Establishment of the Trust

The Trustee confirms that to constitute and settle the Trust the Settlor has given to the Trustee the sum of Ten Dollars ($10.00) for the Trust and has thereby established for the benefit of the holders of its Units from time to time, a trust for the Trust and has been issued one Unit (the “Initial Unit”).

2.2	Appointment of the Trustee

The Trustee agrees to act as the trustee of the assets, monies and investments from time to time of the Trust and shall hold the same upon and subject to the provisions of this Trust Agreement.

2.3	Constituency of the Trust

The Trust shall, in addition to those assets already under administration, consist of monies from time to time delivered to the Trustee for investment and such investments and other assets as may from time to time be acquired by the Trustee through the application of such monies, together with accretions thereto, less amounts paid out by the Trustee from time to time in accordance herewith.

2.4	Name of the Trust

The Trust hereby created shall be known as the “Sprott Physical Gold and Silver Trust” or such other name as the Manager may from time to time designate and the Trust may at any time adopt a French version of its name at the sole discretion of the Manager. Any mention of the name of the Trust herein shall refer to both the English and French forms of the name of the Trust, and insofar as may be practical, legal and convenient, the affairs of the Trust shall be conducted and transacted under that name, it being the intention that such name shall refer to the Trust and shall not refer to the Trustee or to the Unitholders.

2.5	Head Office; Situs

The head office and the principal office and situs of the administration of the Trust shall be in Toronto, Ontario, Canada at the address of the Manager or at such other location as shall be designated by the Manager, but may only be changed to another location in Ontario designated by the Manager.

K - 16

2.6	Purpose of the Trust

The Trust created hereby is a closed-end mutual fund trust. The Trust will, for the benefit of its Unitholders, engage in making investments in accordance with the Investment Policy set out in Article 23 hereof. Some or all of the Trust’s assets may from time to time be invested in cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for working capital purposes as the Manager may deem prudent in the circumstances. The business of the Trust shall include all things necessary or advisable to give effect to the Trust’s Investment Policy.

2.7	Investment by the Trust

The Trustee shall from time to time settle any or all of the investments of the Trust (other than the Bullion) and reinvest the proceeds thereof or exchange any or all of such investments of the Trust for other investments, always only in accordance with the direction of the Manager or a duly appointed Investment Manager. The Trust, the Trustee, the Manager or any Investment Manager shall not, in carrying out investment activities, be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees (and in particular shall not be limited by sections 27 and 27.1 of the Trustee Act (Ontario)), but shall be limited by the Investment Policy contained herein and Applicable Laws to which the Trust is subject. It shall be the responsibility of the Manager to ensure that all investments of the Trust Property held by the Trustee and the Bullion Custodian are made in such a way as to comply with any statement made in any current Disclosure Documents or like offering document of the Trust as to the Investment Policy applicable to the Trust and so as to comply with this Trust Agreement and Applicable Laws.

2.8	Nature of the Trust

(a)	An interest in the Trust is represented by Units. The Trust, its Units and its property shall be governed by the general law of trusts, except as such general law of trusts has been or is from time to time modified, altered or abridged for unit trusts and for the Trust by Applicable Laws or requirements imposed by applicable Securities Authorities or other regulatory authorities or by the terms, conditions and trusts set forth in this Trust Agreement.

(b)	Except as provided in Section 2.10 hereof with respect to the U.S. federal income tax classification of the Trust, the Trust is not, is not intended to be, shall not be deemed to be, and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, agency, corporation or joint stock company nor shall the Trustee or the Unitholders or any of them for any purpose be, or be deemed to be, treated in any way whatsoever to be liable or responsible hereunder as partners or joint ventures. The Unitholders shall be beneficiaries and their relationship to the Trustee shall be solely in that capacity in accordance with the rights conferred and obligations imposed upon them hereunder. The Trustee shall not be, or be deemed to be, the agent of the Unitholders.

(c)	The beneficial interest of a Unitholder shall be limited to the right to participate in distributions when and as declared by the Manager as contemplated by Article 4, and distributions upon the termination of the Trust as contemplated in Article 22. The ownership of the Trust Property is vested in the Trustee and the right to conduct the affairs of the Trust is vested in the Trustee and the Manager, subject to the provisions of this Trust Agreement, and the Unitholders shall have no interest in the assets of the Trust or right to intervene in the conduct of the affairs of the Trust except as expressly provided herein. In purchasing Units, a Unitholder assumes no personal liability whatsoever to any Person in connection with the assets or affairs of the Trust. In the event a Unitholder should be required to satisfy any obligation of the Trust, such Unitholder shall be entitled to reimbursement from any available assets of the Trust in accordance with Section 15.1 hereof.

K - 17

2.9	Mutual Fund Trust Election

In respect of the first taxation year of the Trust, the Manager, on behalf of the Trust, shall elect pursuant to subsection 132(6.1) of the Tax Act that the Trust be deemed to be a “mutual fund trust” for the entire year.

2.10	U.S. Federal Income Tax Classification

The Manager, on behalf of the Trust, shall file an affirmative election with the U.S. Internal Revenue Service under U.S. Treasury Regulations Section 301.7701-3 for the Trust to be classified as an association taxable as a corporation for U.S. federal income tax purposes. Such election shall be filed before the Arrangement Effective Date and shall be effective as of the date of establishment of the Trust. The Manager, on behalf of the Trust, shall not take any action inconsistent with the treatment of the Trust as an association taxable as a corporation for U.S. federal income tax purposes and shall not elect to treat the Trust as an entity other than as an association taxable as a corporation for such purposes.

2.11	Term

This Trust Agreement shall continue in full force and effect unless otherwise terminated in accordance with its provisions.

Article 3
STRUCTURE OF THE FUND

3.1	Division of the Trust into Units

Subject to Article 21, the Manager shall have sole discretion in determining whether the capital of the Trust is divided into one or more classes of Units and into one or more series of each such class, the attributes that shall attach to each class or series of Units and whether any class or series of Units should be redesignated as a different class or series of Units from time to time. The class or classes of Units and the series of each such class of Units created and authorized for the Trust, including any redesignation of any class or any series of a class of Units, shall be as shown from time to time in the Register kept for the Trust. Until changed by the Manager, each class or series of a class of Units shall have the following attributes:

(a)	each Unit shall be without nominal or par value;

(b)	each whole Unit of a particular class or a series of a class shall entitle the holder thereof to one vote at all meetings of Unitholders where all classes and series of Units vote together and to one vote at all meetings of Unitholders where that particular class or series of a class of Units votes separately as a class or series;

(c)	each Unit of a particular class or series of a class shall entitle the holder thereof to participate pro rata, in accordance with the provisions hereof, with respect to all distributions made to that class or series of a class and, upon liquidation of the Trust, to participate pro rata with other Unitholders of that same class or series of a class in the Net Asset Value of the Trust remaining after the satisfaction of outstanding liabilities of the Trust and the class or series of a class as provided in Article 22 hereof;

(d)	distributions shall be allocated among the classes or series of a class of Units in such manner as the Manager considers appropriate and equitable;

K - 18

(e)	there shall be no pre-emptive rights attaching to the Units;

(f)	there shall be no cancellation or surrender provisions attaching to the Units except as set out herein;

(g)	once the Net Asset Value per Unit for the applicable class or series of a class, determined in accordance with Section 3.6 hereof, at the time of issuance has been paid, Units shall be non-assessable so that there shall be no liability for future calls or assessments with respect to the Units;

(h)	all Units shall be transferable, but only as contemplated herein;

(i)	each Unit shall entitle the holder thereof to require the Trust to redeem the Unit as provided in Article 6;

(j)	subject to limitations and requirements determined from time to time by the Manager and disclosed in the Disclosure Documents, each Unit of a particular class or series of a class of the Trust may be redesignated by the Manager as a Unit of another class or series of the Trust based on the respective Net Asset Value per Unit for each such class or series of Units on the date of the redesignation;

(k)	the number of Units and the classes and series of Units of the Trust that may be issued is unlimited; and

(l)	fractional Units of a class or series of a class may be issued and shall be proportionately entitled to all the same rights as whole Units of that same class or series, except voting rights (however fractional Units held by a single Unitholder may be combined).

Each class and series of a class of Units shall also have the features and characteristics disclosed from time to time in the Disclosure Documents or such other offering documents of the Trust. The Trustee and the Manager may be Unitholders.

3.2	Repurchase of Initial Unit

At the request of the Settlor, the Trust will purchase and the Settlor will sell the Initial Unit for a purchase price of $10.00. Upon completion of such purchase and sale, the Initial Unit will be cancelled and will no longer be outstanding for any of the purposes of this Trust Agreement.

3.3	Voting

Subject to Section 3.1 hereof, each Unitholder shall be entitled to one vote for each whole Unit held by such Unitholder.

3.4	Consolidation and Subdivision

Units may be consolidated or subdivided by the Manager upon the Manager giving at least 21 days’ prior written notice to the Trustee and to each Unitholder of its intention to do so. Notwithstanding the foregoing, Units may be consolidated without notice to Unitholders in connection with a distribution to Unitholders pursuant to Section 4.3 hereof.

K - 19

3.5	Calculation of Net Asset Value of the Trust and Net Asset Value per Unit

The calculation of the Net Asset Value of the Trust shall be the responsibility of the Manager, who may consult with the Valuation Agent, any Investment Manager, the Bullion Custodian, the Custodian and/or the Auditors. The Net Asset Value of the Trust shall be determined for the purposes of subscriptions and redemptions as at the Valuation Time on each Valuation Date in United States dollars. The Net Asset Value of the Trust determined on the last Valuation Date of each year shall include all income, Common Expenses, Class Expenses or any other items to be accrued to December 31st of each year and since the last calculation of the Net Asset Value per Unit or the Class Net Asset Value per Unit for the purpose of the distribution of Net Income and Net Realized Capital Gains of the Trust to Unitholders. The “Net Asset Value of the Trust” as at the Valuation Time on each Valuation Date shall be the amount obtained by deducting from the aggregate fair market value of the assets of the Trust as of such Valuation Date an amount equal to the fair value of the liabilities of the Trust (excluding all liabilities represented by outstanding Units) as of such Valuation Date. The “Net Asset Value per Unit” shall be determined by dividing the Net Asset Value of the Trust on a Valuation Date by the total number of Units then outstanding on such Valuation Date. The Net Asset Value of the Trust as at the Valuation Time on a Valuation Date shall be determined in accordance with the following:

(a)	The assets of the Trust shall be deemed to include the following property:

(i)	all Bullion owned by or contracted for the Trust;

(ii)	all cash on hand or on deposit, including any interest accrued thereon adjusted for accruals deriving from trades executed but not yet settled;

(iii)	all bills, notes and accounts receivable;

(iv)	all interest accrued on any interest-bearing securities owned by the Trust other than interest, the payment of which is in default; and

(v)	prepaid expenses.

(b)	The market value of the assets of the Trust shall be determined as follows:

(i)	the value of Bullion shall be its market value based on the prices of such Bullion provided by a widely recognized pricing service as directed by the Manager and, if such service is not available, such Bullion shall be valued at prices provided by another pricing service as determined by the Manager in consultation with the Valuation Agent;

(ii)	the value of any cash on hand or on deposit, bills, demand notes, accounts receivable, prepaid expenses, and interest accrued and not yet received, shall be deemed to be the full amount thereof unless the Manager shall have determined that any such deposit, bill, demand note, account receivable, prepaid expense or interest is not worth the full amount thereof, in which event the value thereof shall be deemed to be such value as the Manager shall determine to be the fair value thereof;

(iii)	short-term investments including notes and money market instruments shall be valued at cost plus accrued interest;

(iv)	the value of any security or other property for which no price quotations are available or, in the opinion of the Manager, to which the above valuation principles cannot or should not be applied, shall be the fair value thereof determined from time to time in such manner as the Manager shall from time to time provide; and

K - 20

(v)	the value of all assets and liabilities of the Trust valued in terms of a currency other than the currency used to calculate the Net Asset Value of the Trust shall be converted to the currency used to calculate the Net Asset Value of the Trust by applying the rate of exchange obtained from the best available sources to the Valuation Agent as agreed upon by the Manager including, but not limited to, the Trustee or any of its Affiliates.

(c)	The liabilities of the Trust shall be calculated on a fair value basis and shall be deemed to include the following:

(i)	all bills, notes and accounts payable;

(ii)	all fees (including Management Fees) and administrative and operating expenses and applicable taxes payable and/or accrued by the Trust;

(iii)	all contractual obligations for the payment of money or property, including distributions of Net Income and Net Realized Capital Gains, if any, declared, accrued or credited to the Unitholders but not yet paid on the day before the Valuation Date as of which the Net Asset Value of the Trust is being determined;

(iv)	all allowances authorized or approved by the Manager or the Trustee for taxes or contingencies; and

(v)	all other liabilities of the Trust of whatsoever kind and nature, except liabilities represented by outstanding Units.

(d)	For the purposes of determining the market value of any security or property pursuant to Subsection 3.5(b) to which, in the opinion of the Valuation Agent in consultation with the Manager, the above valuation principles cannot be applied (because no price or yield equivalent quotations are available as provided above, or the current pricing option is not appropriate, or for any other reason), shall be the fair value as determined in such manner by the Valuation Agent in consultation with the Manager and generally adopted by the marketplace from time to time, provided that any change to the standard pricing principles as set out above shall require prior consultation and written agreement with the Manager. For greater certainty, fair valuing an investment comprising the Trust Property may be appropriate if: (i) market quotations do not accurately reflect the fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded; (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

(e)	For the purposes of determining the value of Bullion, the Manager relies solely on weights provided to the Manager by third parties. The Manager, the Trustee or the Valuation Agent shall not be required to make any investigation or inquiry as to the accuracy or validity of such weights.

(f)	Portfolio transactions (investment purchases and sales) will be reflected in the first computation of the Net Asset Value of the Trust made after the date on which the transaction becomes binding.

(g)	The Net Asset Value of the Trust and Net Asset Value per Unit on the first Business Day following a Valuation Date shall be deemed to be equal to the Net Asset Value of the Trust (or per Unit, as the case may be) on the such Valuation Date after payment of all fees and applicable taxes, including Management Fees, and after processing of all subscriptions and redemptions of Units in respect of such Valuation Date.

K - 21

(h)	The Net Asset Value of the Trust and the Net Asset Value per Unit determined by the Manager in accordance with the provisions of this section shall be conclusive and binding on all Unitholders.

(i)	The Manager and any Investment Manager may determine such other rules regarding the calculation of the Net Asset Value of the Trust and the Net Asset Value per Unit which they deem necessary from time to time, which rules may deviate from IFRS.

3.6	Calculation of Class Net Asset Value and Class Net Asset Value per Unit

(a)	The Net Asset Value for a particular class or series of a class of Units (the “Class Net Asset Value”) as at the Valuation Time on a Valuation Date shall be determined for the purposes of subscriptions and redemptions in accordance with the following calculation:

(i)	the Class Net Asset Value last calculated for that class or series of a class; plus

(ii)	the increase in the assets attributable to that class or series of a class as a result of the issue of Units of that class or series of a class or the redesignation of Units into that class or series of a class since the last calculation; minus

(iii)	the decrease in the assets attributable to that class or series of a class as a result of the redemption of Units of that class or series of a class or the redesignation of Units out of that class or series of a class since the last calculation; plus or minus

(iv)	the Proportionate Share of the Net Change in Non-Portfolio Assets attributable to that class or series of a class since the last calculation; plus or minus

(v)	the Proportionate Share of market appreciation or depreciation of the portfolio assets attributable to that class or series of a class since the last calculation; minus

(vi)	the Proportionate Share of the Common Expenses and applicable taxes allocated to that class or series of a class since the last calculation; minus

(vii)	any Class Expenses and applicable taxes allocated to that class or series of a class since the last calculation.

(b)	A Unit of a class or series of a class of the Trust being issued or a Unit that has been redesignated as a part of that class or series of a class shall be deemed to become outstanding as of the next calculation of the applicable Class Net Asset Value immediately following the Valuation Date at which the applicable Class Net Asset Value per Unit that is the issue price or redesignation basis of such Unit is determined and the issue price received or receivable for the issuance of the Unit shall then be deemed to be an asset of the Trust attributable to the applicable class or series of a class.

(c)	A Unit of a class or series of a class of the Trust being redeemed or a Unit that has been redesignated as no longer being a part of that class or series of a class shall be deemed to remain outstanding as part of that class or series of a class until immediately following the Valuation Date as of which the applicable Class Net Asset Value per Unit that is the redemption price or redesignation basis of such Unit is determined; thereafter, the redemption price of the Unit being redeemed, until paid, shall be deemed to be a liability of the Trust attributable to the applicable class or series of a class and the Unit which has been redesignated will be deemed to be outstanding as a part of the class or series of a class into which it has been redesignated.

K - 22

(d)	On any Valuation Date that a distribution is paid to Unitholders of a class or series of a class of Units, a second Class Net Asset Value shall be calculated for that class or series of a class, which shall be equal to the first Class Net Asset Value calculated on that Valuation Date minus the amount of the distribution. For greater certainty, the second Class Net Asset Value shall be used for determining the Class Net Asset Value per Unit on such Valuation Date for purposes of determining the issue price and redemption price for Units on such Valuation Date, as well as the redesignation basis for Units being redesignated into or out of such class or series of a class, and Units redeemed or redesignated out of that class or series of a class as at such Valuation Date shall participate in such distribution while Units subscribed for or redesignated into such class or series of a class as at such Valuation Date shall not.

(e)	The Class Net Asset Value per Unit of a particular class or series of a class of Units as at any Valuation Date is the quotient obtained by dividing the applicable Class Net Asset Value as at such Valuation Date by the total number of Units of that class or series of a class outstanding at such Valuation Date. This calculation shall be made without taking into account any issuance, redesignation or redemption of Units of that class or series of a class to be processed by the Trust immediately after the Valuation Time of such calculation on that Valuation Date. The Class Net Asset Value per Unit for each class or series of a class of Units for the purpose of the issue of Units or the redemption of Units shall be calculated on each Valuation Date by or under the authority of the Manager as at the Valuation Time on every Valuation Date as shall be fixed from time to time by the Manager and the Class Net Asset Value per Unit so determined for each class or series of a class shall remain in effect until the Valuation Time as of which the Class Net Asset Value per Unit for that class or series of a class is next determined.

3.7	Suspension of Right of Redemption and Calculation of Net Asset Value

During any period in which the right of Unitholders to request a redemption of their Units for Bullion and/or cash is suspended pursuant to Section 6.6 hereof, the Manager, on behalf of the Trust, shall direct the Valuation Agent to suspend the calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units. During any such period of suspension, the Trust shall not issue or redeem any Units.

The calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units shall resume in compliance with applicable Securities Legislation or any approval granted by Canadian Securities Authorities having jurisdiction. In the event of such a suspension, (i) a Unitholder who has delivered a Bullion Redemption Notice or a Cash Redemption Notice, as the case may be, for which the redemption amount has not yet been calculated may either withdraw such notice prior to the end of the suspension period or receive delivery of Bullion and/or payment of cash, as the case may be, based on the redemption price of the Units determined on the first Valuation Date that the Class Net Asset Value per Unit of the applicable class or series of a class of Units is calculated following the termination of the suspension; and (ii) a subscriber who has submitted a purchase order for which the issue price for the Units has not yet been calculated may either withdraw such subscriber’s purchase order prior to the end of such suspension period or receive Units based on the issue price determined on the first Valuation Date that the Class Net Asset Value per Unit of the applicable class or series of a class of Units is calculated following the termination of the suspension. Subject to Section 6.6 hereof, in the event of any such suspension or the termination thereof, the Manager shall issue a press release announcing the suspension or the termination of such suspension, as the case may be.

K - 23

3.8	Delegation by the Manager

The Manager shall be entitled to delegate any of its powers and obligations with respect to determining the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units to a service provider including, but not limited to, the Valuation Agent or any of its Affiliates, by entering into the Valuation Services Agreement relating to, among other things, the calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Units for each class or series of a class of Units as at the Valuation Time on each Valuation Date. For greater certainty, the calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units as at the Valuation Time on each Valuation Date pursuant to this Article 3 is for the purposes of determining subscription prices and redemption values of Units and not for the purposes of accounting in accordance with IFRS.

Article 4
NET INCOME AND NET REALIZED CAPITAL GAINS

4.1	Valuation on Distribution Date

As at the Valuation Time on the last Valuation Date in each Fiscal Year or such other date as the Manager may, in its sole discretion, determine (a “Distribution Date”), the Manager shall, in the manner hereinafter provided, determine the amount of the Net Income and the Net Realized Capital Gains of the Trust for the period since the immediately preceding Distribution Date (or in the case of the first Distribution Date, from the inception date of the Trust).

4.2	Computation of Net Income and Net Realized Capital Gains

The Net Income and the Net Realized Capital Gains of the Trust shall be computed as of the Valuation Time on each Distribution Date in accordance with the following;

(a)	“Net Income” for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof that relate to the calculation of income of a trust, other than subsection 104(6), and taking into account such adjustments thereto as are determined by the Manager; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b)	“Net Realized Capital Gains” of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust in the taxation year exceeds:

(i)	the aggregate of the capital losses of the Trust in the taxation year; and

(ii)	the amount determined by the Manager in respect of any unapplied net capital losses for prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the applicable taxation year and provided that, in the sole discretion of the Manager, the Net Realized Capital Gains of the Trust for a taxation year may be calculated without subtracting the full amount of the net capital losses of the Trust carried forward from previous taxation years.

K - 24

4.3	Distribution of Net Income and Net Realized Capital Gains to Unitholders

(a)	Commencing with the Fiscal Year ending December 31, 2017, the Manager intends to cause the Trust to make annual distributions to Unitholders of Net Income, if any, for each year calculated in accordance with Section 4.2. Commencing with the Fiscal Year ending December 31, 2017, the Manager also intends to cause the Trust to make annual distributions to Unitholders of such portion of Net Realized Capital Gains, if any, for each year as determined in accordance with Section 4.2 hereof. All such distributions to Unitholders, including the amount of Net Income and Net Realized Capital Gains, as applicable, allocated to each Unitholder, are in the discretion of the Trustee, acting on the direction of the Manager.

(b)	Having regard to the present intention of the Manager to allocate, distribute and make payable to Unitholders all Net Income or Net Realized Capital Gains so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, it is the intention of the Manager that the total amount due and payable pursuant to this Section 4.3 on the last Distribution Date in any year shall not be less than the amount necessary to ensure that the Trust will not be liable for income tax under Part I of the Tax Act for such year after taking into account the Trust’s entitlement to a capital gains refund, if any.

(c)	The Manager may direct that such distribution or payment shall be due and payable by the Trust in cash or in additional Units. Where distributions are payable in additional Units, the Registrar and Transfer Agent, acting on the direction of the Manager, may round up or round down the number of Units in order to avoid the Trust issuing fractional Units. Any additional Units that are issued in this manner shall be of the same class or series of a class at a price equal to the Net Asset Value per Unit as at the Valuation Time on the applicable Distribution Date and the Units shall be immediately consolidated so that the number of outstanding Units following the distribution shall equal the number of Units outstanding prior to the distribution, and the Manager is hereby irrevocably constituted attorney for each Unitholder to so apply such distributions on behalf of each Unitholder on the relevant Distribution Date. Notwithstanding the foregoing, where Canadian tax is required to be withheld in respect of a Unitholder’s share of a distribution paid in Units, the consolidation will result in such Unitholder holding that number of Units equal to the product of (i) the sum of the number of Units held by such Unitholder prior to the distribution and the number of Units received by such Unitholder in connection with the distribution (net of the total of the number of whole or fractional Units withheld by the Trust to satisfy the Trust’s withholding obligations and the number of whole or fractional Units withheld pursuant to Section 4.5 on account of the reasonable expenses incurred in respect of the sale of such Units withheld on account of withholding taxes), and (ii) a quotient, the numerator of which is the aggregate number of Units outstanding prior to the distribution, and the denominator of which is the aggregate number of Units that would be outstanding following distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholders. Such Unitholder will be required to surrender the Unit Certificates, if any, representing such Unitholder’s original Units in exchange for a Unit Certificate representing such Unitholder’s post-consolidation Units.

(d)	Distributions, if any, of Net Income or Net Realized Capital Gains will generally be made to Unitholders who were Unitholders of record as of 5:00 p.m. (Toronto time) on the last Business Day prior to any relevant Distribution Date. The amounts to be paid to a Unitholder shall be the amount of Net Income or Net Realized Capital Gains determined as described in Section 4.2 and Section 4.3 divided by the total number of Units outstanding on the Distribution Date multiplied by the number of Units held by such Unitholder on the applicable Distribution Date. Notwithstanding the foregoing, the Manager may adopt a method of allocating an appropriate proportion of Net Income and Net Realized Capital Gains to Unitholders that redeemed Units during the year, including as described in Subsection 6.4(b).

K - 25

(e)	All distributions, if declared and paid, shall be calculated and, if a cash distribution, paid in United States currency.

4.4	Additional Distributions, Designations, Determinations, Allocations and Elections

In addition to any distributions made to Unitholders as described under Section 4.3 hereof, on the direction of the Manager, the Trust shall at such times and in such manner as directed by the Manager make such additional distributions of monies or properties of the Trust including, without restriction, returns of capital, in such amounts per Unit, payable at such time or times and to Unitholders of record on such Distribution Date, as from time to time may be determined by the Manager, and also make such designations, determinations, allocations and elections for tax purposes of amounts or portions of amounts which it has received, paid, declared payable or allocated to Unitholders and of expenses incurred by the Trust and of tax deductions of which the Trust may be entitled, as the Manager may, in its sole discretion, determine.

4.5	Withholding Taxes

The Manager shall deduct or withhold from distributions payable to any Unitholder all amounts required by Applicable Law to be withheld from such distributions, whether such distributions are in the form of cash, additional Units or otherwise. In the event of a distribution in the form of additional Units, subject to applicable Securities Legislation, the Manager may sell Units of such Unitholder to pay such withholding taxes and to pay all reasonable expenses in respect of such sale and the Manager shall have the power of attorney of such Unitholder to do so. Any such sale shall be made in compliance with applicable Securities Legislation on any stock exchange on which the Units are then listed and upon such sale, the affected Unitholder shall cease to be the holder of such Units. In the event that the net proceeds of any such sale of a Unitholder’s Units exceed the statutory withholding required and the reasonable expenses incurred in respect of such sale, the Manager shall remit such excess to the Unitholder.

4.6	Income Tax Statements

(a)	On or before March 31 in each year, or in the case of a leap year on or before March 30 in such year, if applicable, or as otherwise required by the Tax Act, the Manager shall prepare and deliver or make available electronically, or cause to be prepared and delivered or made available electronically, to Unitholders information pertaining to the Trust, including all distributions, designations, determinations, allocations and elections, which is required or permitted by the Tax Act or which is necessary to permit Unitholders to complete their individual income tax returns for the preceding year. For greater certainty, the Manager may fulfill its obligations under this Section 4.6(a) by making or causing to be made available electronically via CDS all such information to the CDS Participants who hold Units on behalf of Unitholders.

(b)	It is the Manger’s intention to claim the maximum amount of deduction available to the Trust under paragraph 104(6)(b) of the Tax Act for each relevant Fiscal Year of the Trust. In the event that amounts that were allocated, distributed or paid to Unitholders as capital gains or as non-taxable payments are, for any reason, subsequently determined (including as a result of an assessment or reassessment by any taxation authorities) to have been fully includible in the taxable income of the Trust for the relevant Fiscal Year, then the Manager shall have the discretion to increase its claim under paragraph 104(6)(b) of the Tax Act for that Fiscal Year, which shall include the discretion to issue new or amended tax reporting slips to the relevant Unitholders or former Unitholders and to declare that all or part of such amounts shall be retroactively deemed to have been allocated, distributed and paid to Unitholders out of the income of the Trust.

K - 26

4.7	Qualified Electing Trust Election and Reporting

Within 45 days from the end of each taxable year of the Trust, the Manager shall provide or cause to be provided to Unitholders all information necessary to enable Unitholders or beneficial owners of Units, as applicable, to elect to treat the Trust as a “qualified electing fund” within the meaning of Section 1295 of the Code (a “QEF”) for U.S. federal income tax purposes and to comply with any reporting or other requirements incident to such election including, but not limited to, providing or causing to be provided to Unitholders or beneficial owners of Units, as applicable, a completed “PFIC Annual Information Statement” as required by U.S. Treasury Regulations Section 1.1295-1(g). The Manager shall comply and cause the Trust to comply with all applicable requirements of the U.S. Treasury Regulations necessary to enable Unitholders or beneficial owners of Units, as applicable, to elect to treat the Trust as a QEF.

4.8	Tax Definitions

Unless the context otherwise requires, any term in this Article 4 which is defined for the purposes of the Tax Act shall have for the purposes of this Article 4 the meaning that it has for the purposes of the Tax Act.

Article 5
SALE AND TRANSFER OF UNITS

5.1	Allotment and Issue

(a)	Within the limitations of this Article 5, the Registrar and Transfer Agent, on the direction of the Manager, shall allot and issue Units at such time or times at such price and in such manner, and to such Person or Persons as the Manager in its sole discretion shall determine, having regard to such matters as would be considered by the board of directors of a CBCA Corporation when issuing shares in comparable circumstances.

(b)	Notwithstanding Subsection 5.1(a), the Trust’s initial distribution of Units shall be made on the Arrangement Effective Date in accordance with the terms of the Arrangement. The Manager shall not direct the Registrar and Transfer Agent to allot and issue Units of the same class subsequent to the Arrangement Effective Date, except: (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated Net Asset Value per Unit prior to, or upon, the determination of the pricing of such issuance; or (ii) by way of Unit distribution in connection with an income distribution. Immediately after a pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated as described in Section 4.3 hereof such that each Unitholder will hold, after the consolidation, the same number of Units as the Unitholder held before the non-cash distribution, subject to any reduction contemplated in Section 4.5 where withholding is required. Subject to the foregoing, the Trust may also allot and issue additional classes of Units or series of Units within each class at such time or times, and in such manner, as the Manager in its sole discretion shall determine.

(c)	Pursuant to Section 2.1, the Initial Unit shall be issued to the Settlor as fully paid in respect of the initial contribution to the Trust by the Settlor in order to settle the Trust as a trust. Subscriptions for Units to be issued in any offering subsequent to the Arrangement Effective Date will be subject to rejection or allotment by the Manager in whole or in part. If the Manager has not approved the subscription, the Manager shall so advise the subscriber within two days of the receipt of the subscription and forthwith return to the subscriber the amount tendered by the subscriber with his, her or its subscription without interest.

K - 27

5.2	CDS Non-Certificated Inventory System and DTC Book-Entry Only System

It is anticipated that CDS will record the CDS Participants who hold Units on behalf of Unitholders and any sale or transfer of such Units in accordance with the Non-Certificated Inventory System. The record of CDS will reflect the books and records maintained by the Trust in respect of all Units purchased or transferred through the Non-Certificated Inventory System by CDS Participants. It is acknowledged and agreed by each of the Unitholders that there may be time delays in the recording of information by CDS in the Non-Certificated Inventory System and the recording of information in the books and records of the Trust. However, the Trustee will ensure that, as at the last day of December for each year that the Trust is in existence, the books and records of the Trust are accurate and complete and that the record maintained by CDS reflects the books and records of the Trust maintained in respect of Units purchased or transferred through the Non-Certificated Inventory System by CDS Participants. If CDS notifies CDS Participants that it is unwilling or unable to continue in connection with the Non-Certificated Inventory System in respect of the Trust, or if at any time CDS or its successor ceases to be a clearing agency or otherwise ceases to be eligible as a depository, or if at any time the Manager determines in its sole discretion to withdraw the Units from the Non-Certificated Inventory System, Unit Certificates will be issued to Unitholders in the amounts of their respective holdings of Units as of the effective date of such termination unless the applicable CDS Participants make alternative arrangements.

It is anticipated that DTC will record the DTC Participants who hold Units on behalf of Unitholders and any sale or transfer of such Units in accordance with the book-entry only system. The record of DTC will reflect the books and records maintained by the Trust in respect of all Units purchased or transferred through the book-entry only system by DTC Participants. It is acknowledged and agreed by each of the Unitholders that there may be time delays in the recording of information by DTC in the book-entry only system and the recording of information in the books and records of the Trust. However, the Trustee will ensure that, as at the last day of December for each year that the Trust is in existence, the books and records of the Trust are accurate and complete and that the record maintained by DTC reflects the books and records of the Trust maintained in respect of Units purchased or transferred through the book-entry only system by DTC Participants. If DTC notifies DTC Participants that it is unwilling or unable to continue in connection with the book-entry only system in respect of the Trust, or if at any time DTC or its successor ceases to be a clearing agency or otherwise ceases to be eligible as a depository, or if at any time the Manager determines in its sole discretion to withdraw the Units from the book-entry only system, Unit Certificates will be issued to Unitholders in the amounts of their respective holdings of Units as of the effective date of such termination unless the applicable DTC Participants make alternative arrangements.

5.3	Transfer of Units

(a)	Units shall be, for all purposes of the Trust and this Trust Agreement, personal and moveable property, and subject to Section 5.2 and Subsections 5.3(b) and 5.3(c) shall be transferable at any time and from time to time by endorsement and delivery of such evidence or instrument of transfer as the Manager or the Registrar and Transfer Agent may accept. If Unit Certificates are issued to Unitholders, transfers shall be recorded on the Register and shall only become effective when so recorded.

(b)	The Units are freely transferable and the Manager shall not impose any restriction on the transfer of Units unless such restriction is necessary, in the opinion of Counsel to the Trust, as a condition of obtaining or maintaining the status of the Trust as a “mutual fund trust” under the Tax Act or to obtain, maintain or renew any licences, rights, status or powers pursuant to any other Applicable Laws or comply with Securities Legislation. If any such restriction is or becomes necessary, the Manager shall have the power to restrict the transfer of Units on the books of the Trust and shall promptly direct the Registrar and Transfer Agent, with notice to the Trustee.

K - 28

(c)	Notwithstanding the foregoing, the Manager may determine not to take any of the actions described above if the Manager has been advised by its Counsel that the failure to take any of such actions would not adversely impact the status of the Trust as a “mutual fund trust” for purposes of the Tax Act or, alternatively, may take such other action or actions as may be necessary to maintain the status of the Trust as a “mutual fund trust” for purposes of the Tax Act.

5.4	Successors in Interest of Unitholders

Any Person becoming entitled to any Units as a consequence of the death, bankruptcy, insolvency or incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units in the Register maintained in accordance with Section 17.2 hereof, upon production of evidence thereof, satisfactory to the Registrar and Transfer Agent in accordance with Section 5.7 hereof, but until such record is made, the Unitholder of record shall continue to be and be deemed to be the legal and beneficial holder of such Units for all purposes whether or not the Trust, the Manager, or the Registrar and Transfer Agent shall have actual or other notice of such death, bankruptcy, insolvency, incompetence or other event.

5.5	Units held Jointly or in Fiduciary Capacity

The Manager or the Registrar and Transfer Agent may treat two or more Persons holding any Unit as joint tenants of the entire interest therein unless their ownership is expressly otherwise recorded on the Register, but no entry shall be made in the Register that any Person is in any other manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any Person recorded as a holder of any Unit may, subject to the provisions herein contained, be described in the Register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

5.6	Purchases for Cancellation

The Trust may at any time and from time to time purchase Units for cancellation at prices not exceeding the Net Asset Value per Unit on the Valuation Date immediately prior to such purchase, subject to compliance with applicable Securities Legislation and stock exchange requirements.

5.7	Death, Bankruptcy, Insolvency or Incompetence of a Unitholder

Neither the Trust nor the Manager shall be affected by any notice of death, bankruptcy, insolvency, incompetence or other event affecting a Unitholder but they may, nonetheless, upon becoming aware of any such event, take such action as they may deem appropriate to ensure compliance with Applicable Laws to the extent each is obliged hereunder to ensure such compliance and they shall not become liable to a Unitholder for so doing. Any Person becoming entitled to any Units in consequence of the death, bankruptcy, insolvency, incompetence or other event of any Unitholder, the transfer of Units, or otherwise by operation of law, shall be recorded as the holder of such Units upon production to the Registrar and Transfer Agent of the proper evidence thereof. Until such production is made, the Unitholder of record shall be deemed to be the holder of such Units for all purposes hereof and the Registrar and Transfer Agent, the Manager, the Trustee and the Trust shall not be affected by any notice of such death, bankruptcy, insolvency, incompetence or other event and, in particular, shall not be affected by reason that a transfer of Units is processed, or the Net Asset Value per Unit for the purposes of redemption is calculated, on the day when the actual transfer or redemption of Units occurs and not on the day when notice of death, bankruptcy, insolvency, incompetence or other event is received by the Registrar and Transfer Agent or the Manager. Notwithstanding the foregoing, upon receipt from a Unitholder of notice that his or her Units have been pledged or otherwise encumbered, the Manager or the Registrar and Transfer Agent may, but need not, place such restrictions on transfer of the affected Units as are deemed appropriate by the Manager in its discretion.

K - 29

5.8	Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising hereunder nor give such Unitholder’s legal representatives a right to an accounting or to take any action in the Courts or otherwise against other Unitholders or the Manager, or the Trust Property, but shall merely entitle the personal representative of the deceased Unitholder to be registered as the holder of such Units pursuant to the provisions of Sections 5.4 and 5.7 in place of the deceased Unitholder and upon acceptance thereof such personal representative shall succeed to all rights of the deceased Unitholder hereunder.

5.9	Lost Unit Certificates

If Unit Certificates are issued to Unitholders and any Unit Certificate is lost, stolen, destroyed or mutilated, the Manager may authorize the issuance of a new Unit Certificate for the same number of Units in lieu thereof. The Manager may in its discretion, before the issuance of such new Unit Certificate, require the holder of the lost, stolen, destroyed or mutilated Unit Certificate, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Manager may deem necessary and may require the subscriber to supply to the Trust a “lost certificate bond” or a similar bond in such reasonable sum as the Manager may direct indemnifying the Manager and the Registrar and Transfer Agent for so doing. The Manager or the Registrar and Transfer Agent shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Unit Certificate. The Trust shall pay all premiums and other sums of money payable for such purpose out of the Trust Property with such contribution, if any, by those insured as may be determined by the Manager. If such blanket lost security bond is acquired, the Manager may authorize and direct (upon such terms and conditions as the Manager may from time to time impose) the Registrar and Transfer Agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Unit Certificate without further action or approval by the Manager.

5.10	Declaration as to Beneficial Owner

The Manager may require any Unitholder as shown on the Register to provide a declaration, in the form prescribed by the Manager, as to the beneficial owner of Units registered in such Unitholder’s name and as to the jurisdiction in which such beneficial owner is resident.

Article 6
REDEMPTION OF UNITS

6.1	Redemption of Units for Bullion

Subject to Section 6.1.1 and the Manager’s right, on behalf of the Trust, to suspend redemptions in certain circumstances described in Section 6.6, Units may be redeemed at the option of the Unitholder on a monthly basis for Bullion as follows:

(a)	All redemptions of Units for Bullion shall be determined using United States dollars, regardless of whether the Units to be redeemed were acquired on the TSX or the NYSE Arca.

(b)	Units redeemed for Bullion shall have a redemption value equal to the aggregate value of the Class Net Asset Value per Unit of the redeemed Units as at the Valuation Time on the applicable Monthly Redemption Date in the month during which the redemption request is processed. Certain expenses described in Subsection 6.1(d) shall be subtracted from the value of the redeemed Units and the resulting amount the Unitholder shall receive shall be referred to herein as the “Redemption Amount”.

K - 30

(c)	Redemption requests must be for a Minimum Bullion Redemption Amount. The amount of Bullion a redeeming Unitholder is entitled to receive shall be determined by the Manager, who shall, subject to Subsection (i) below, allocate the Redemption Amount to physical gold and silver bullion in direct proportion to the value of physical gold and silver bullion held by the Trust at the time of redemption (each, a “Bullion Redemption Amount”). The quantity of each particular metal delivered to a redeeming Unitholder shall be dependent on the applicable Bullion Redemption Amount and the number and individual weight of London Good Delivery bars of that metal that are held by the Trust on the redemption date. Any Bullion Redemption Amount in excess of a London Good Delivery bar or an integral multiple thereof of the particular metal to be delivered to the redeeming Unitholder shall be paid in cash.

(d)	A Unitholder redeeming Units for Bullion will be responsible for the expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the Bullion Redemption Notice, the delivery of the Bullion for the Units that are being redeemed and the applicable fees charged by the Bullion Custodian in connection with such redemption, including but not limited to gold and silver storage in-and-out fees, transfer fees, pallet repackaging fees and pallet banding fees.

(e)	A Unitholder that owns a sufficient number of Units who desires to exercise redemption privileges for Bullion must do so by instructing his, her or its Broker, who must be a DTC Participant or a CDS Participant, to deliver to the Registrar and Transfer Agent (at its office in Toronto, Ontario) on behalf of the Unitholder a Bullion Redemption Notice of the Unitholder’s intention to redeem Units for Bullion. A Bullion Redemption Notice must be received by the Registrar and Transfer Agent no later than 4:00 p.m. (Toronto time) on the 15th day of the month in which the Bullion Redemption Notice will be processed or, if such day is not a Business Day, then on the immediately following day that is a Business Day. Any Bullion Redemption Notice received after such time will be processed on the next Monthly Redemption Date. Any Bullion Redemption Notice must include a valid signature guarantee to be deemed valid by the Trust.

(f)	Except as provided under Section 6.6 and subject to Subsections (g) and (h) below, by instructing a Broker to deliver to the Registrar and Transfer Agent a Bullion Redemption Notice, the Unitholder shall be deemed to have irrevocably surrendered the Unitholder’s Units for redemption and appointed such Broker to act as the Unitholder’s exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

(g)	Once a Bullion Redemption Notice is received by the Registrar and Transfer Agent, the Registrar and Transfer Agent, together with the Manager, shall determine whether such Bullion Redemption Notice complies with the applicable requirements, is for a minimum of the Minimum Bullion Redemption Amount, and contains delivery instructions that are acceptable to the armoured service transportation carrier. If the Registrar and Transfer Agent and the Manager determine that the Bullion Redemption Notice complies with all applicable requirements, the Registrar and Transfer Agent will provide a notice to such redeeming Unitholder’s Broker confirming that the Bullion Redemption Notice was received and determined to be complete.

(h)	Any Bullion Redemption Notice delivered to the Registrar and Transfer Agent regarding a Unitholder’s intent to redeem Units that the Registrar and Transfer Agent or the Manager, in their sole discretion, determines to be incomplete, not in proper form, not duly executed or for a minimum redemption amount of the Minimum Bullion Redemption Amount, or in an amount that cannot be satisfied based on the bar sizes of Bullion owned by the Trust shall for all purposes be void and of no effect, and the redemption privilege to which it relates shall be considered for all purposes not to have been exercised thereby. If the Registrar and Transfer Agent and the Manager determine that the Bullion Redemption Notice does not comply with the applicable requirements, the Registrar and Transfer Agent will provide a notice to such Unitholder’s Broker explaining the deficiency.

K - 31

(i)	If the Bullion Redemption Notice is determined to have complied with the foregoing requirements in this Section 6.1, the Registrar and Transfer Agent and the Manager will determine as at the Valuation Time on the applicable Monthly Redemption Date the amount of Bullion and the amount of cash that will be delivered to the redeeming Unitholder. Also on such Monthly Redemption Date, the redeeming Unitholder’s Broker will deliver the redeemed Units to CDS or DTC, as the case may be, for cancellation. Due to the fact that London Good Delivery bars of gold vary in weight from 350 to 430 troy ounces and London Good Delivery bars of silver vary in weight from 750 to 1,000 troy ounces, the Registrar and Transfer Agent and the Manager shall have some discretion on the amount of Bullion the redeeming Unitholder will receive based on the weight of London Good Delivery bars of gold and silver owned by the Trust and the amount of cash necessary to cover the expenses associated with the redemption and delivery that must be paid by the redeeming Unitholder. In addition, the amount of Bullion a redeeming Unitholder may be entitled to receive will be determined by the Manager by allocating the Redemption Amount between the applicable Bullion Redemption Amounts in addition to meeting the requirement for a minimum aggregate redemption amount. Notwithstanding the foregoing, a redeeming Unitholder may not receive Bullion in the proportions then held by the Trust and, if the Trust does not have a London Good Delivery bar of a particular metal in inventory of a value equal to or less than the applicable Bullion Redemption Amount, the redeeming Unitholder will not receive any of that metal. Once such determination has been made, the Registrar and Transfer Agent will inform the Broker through which the Unitholder has delivered its Bullion Redemption Notice of the amount of Bullion and cash that the redeeming Unitholder will receive upon the redemption of the Unitholder’s Units.

(j)	Based on instructions received from the Manager, the Bullion Custodian will release the requisite amount of Bullion from its custody to the armoured transportation service carrier pursuant to Section 6.2.

(k)	As directed by the Manager, any cash to be received by a redeeming Unitholder in connection with a redemption of Units for Bullion pursuant to this Section 6.1 will be delivered or caused to be delivered by the Manager to the Unitholder’s brokerage account within 10 Business Days after the month in which the redemption is processed.

6.1.1	Redemption for Bullion - Exception

Unitholders that are constituted and authorised as undertakings for collective investment in transferable securities (UCITS) or are otherwise prohibited by their investment policies, guidelines or restrictions from receiving Bullion may only redeem Units for cash pursuant to Section 6.3 hereof.

6.2	Manner of Payment - Bullion

(a)	A Unitholder redeeming Units for Bullion will receive the Bullion from the Bullion Custodian. Bullion received by a Unitholder as a result of a redemption of Units will be delivered by armoured transportation service carrier pursuant to delivery instructions provided by the Unitholder. The armoured transportation service carrier will be engaged by, or on behalf of, the redeeming Unitholder. Such Bullion can be delivered:

(i)	to an account established by the Unitholder at an institution located in North America authorized to accept and hold London Good Delivery bars;

K - 32

(ii)	in the United States, to any physical address (subject to approval by the armoured transportation service carrier);

(iii)	in Canada, to any business address (subject to approval by the armoured transportation service carrier); and

(iv)	outside of the United States and Canada, to any address approved by the armoured transportation service carrier.

(b)	Costs associated with the redemption of Units and the delivery of Bullion will be borne by the redeeming Unitholder. Also, the redeeming Unitholder will be responsible for in-and-out fees charged by the Bullion Custodian. Unitholders interested in redeeming Units for Bullion should contact the Manager for current costs associated with the delivery of Bullion pursuant to the Unitholder’s delivery instructions.

(c)	The armoured transportation service carrier will receive Bullion in connection with a redemption of Units approximately 10 Business Days after the end of the month in which the redemption is processed. Once Bullion representing the redeemed Units has been placed with the armoured transportation service carrier, the Bullion Custodian will no longer bear the risk of loss of, and damage to, such Bullion. In the event of a loss after the Bullion has been placed with the armoured transportation service carrier, the Unitholder will not have recourse against the Trust.

6.3	Redemption of Units for Cash

Subject the Manager’s right, on behalf of the Trust, to suspend redemptions in certain circumstances described in Section 6.6, Units may be redeemed at the option of the Unitholder on a monthly basis for cash as follows:

(a)	All redemptions of Units for cash shall be determined using United States dollars, regardless of whether the Units to be redeemed were acquired on the TSX or the NYSE Arca.

(b)	Unitholders whose Units are redeemed for cash will be entitled to receive a redemption price per Unit equal to 95% of the lesser of:

(i)	the volume-weighted average trading price of the Units traded on the NYSE Arca or, if trading has been suspended on the NYSE Arca, the trading price of the Units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed; and

(ii)	the Class Net Asset Value of the redeemed Units as at the Valuation Time on the applicable Monthly Redemption Date.

(c)	Cash proceeds from the redemption of Units will be transferred to a redeeming Unitholder approximately three Business Days after the end of the month in which such redemption request is processed by the Trust.

(d)	To redeem Units for cash, a Unitholder must instruct the Unitholder’s Broker to deliver a Cash Redemption Notice to the Registrar and Transfer Agent (at its office in Toronto, Ontario). A Cash Redemption Notice must be received by the Registrar and Transfer Agent no later than 4:00 p.m. (Toronto time) on the 15th day of the month in which the Cash Redemption Notice will be processed or, if such day is not a Business Day, then on the immediately following day that is a Business Day. Any Cash Redemption Notice received after such time will be processed on the next Monthly Redemption Date. Any Cash Redemption Notice must include a valid signature guarantee to be deemed valid by the Trust.

K - 33

(e)	Except as provided under Section 6.6 and Subsection 6.3(f)) below, by instructing a Broker to deliver to the Registrar and Transfer Agent a Cash Redemption Notice, the Unitholder shall be deemed to have irrevocably surrendered the Unitholder’s Units for redemption and appointed such Broker to act as the Unitholder’s exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

(f)	Any Cash Redemption Notice delivered to the Registrar and Transfer Agent regarding a Unitholder’s intent to redeem Units that the Registrar and Transfer Agent or the Manager determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the redemption privilege to which it relates shall be considered for all purposes not to have been exercised thereby. For each Cash Redemption Notice, the Registrar and Transfer Agent shall notify the redeeming Unitholder’s Broker that such Cash Redemption Notice has been deemed insufficient or accepted and duly processed, as the case may be.

(g)	Upon receipt of the Cash Redemption Notice, the Registrar and Transfer Agent and the Manager will determine as at the Valuation Time on the applicable Monthly Redemption Date the amount of cash that will be delivered to the redeeming Unitholder. Also on such Monthly Redemption Date, the redeeming Unitholder’s Broker will deliver the redeemed Units to CDS or DTC, as the case may be, for cancellation.

6.4	Effect of Redemption

(a)	Determination of the Class Net Asset Value for the applicable class or series of a class of Units being redeemed under Section 6.1 or Section 6.3, as applicable, shall constitute a redemption of the Units being so redeemed and the Unitholder shall thereafter cease to have any further rights with respect to such Units and, upon payment of the redemption proceeds (plus the amount of any distribution declared but not paid on the Units redeemed as of the effective date of the Bullion Redemption Notice or the Cash Redemption Notice), the Manager, the Trustee and the Trust shall be discharged from all liability to the Unitholder with respect to the Units so redeemed and the amount so paid.

(b)	In accordance with Article 4 where a Unitholder has requested a redemption during the year pursuant to Section 6.1 or Section 6.3 hereof, the Manager, in its sole discretion, may allocate and, where applicable, designate to such Unitholder an amount equal to any Net Income or Net Realized Capital Gains realized by the Trust for the year as a result of the disposition of any Trust Property to satisfy the Bullion Redemption Notice or the Cash Redemption Notice, as the case may be, given by such Unitholder or such other amount that is determined by the Manager to be reasonable. Without limiting the generality of the foregoing, the Manager may also allocate and, where applicable, designate to such Unitholder a portion of any income or capital gains of the Trust for the year that otherwise would only have been allocated under Subsection 4.3(d) to Unitholders who were Unitholders of record as of 5:00 p.m. (Toronto time) on the last Business Day prior to a Distribution Date occurring in the year.

6.5	Joint Holders

Where a Unit to be redeemed is registered in more than one name, the redemption proceeds shall be deemed to be owed to the holders of such Unit upon joint account and may be paid to all or any of such registered holders and the payment to and/or receipt by all or any of such registered holders shall constitute a valid discharge of the Trust for the proceeds so paid or delivered.

K - 34

6.6	Suspension of Redemption Right

(a)	The Manager, on behalf of the Trust, may suspend the right of Unitholders to request a redemption of their Units or postpone the date of delivery or payment of the redemption proceeds (whether Bullion and/or cash, as the case may be) with the prior approval of Canadian Securities Authorities having jurisdiction, where required, for any period during which the Manager determines that conditions exist which render impractical the sale of assets of the Trust or which impair the ability of the Manager to determine the Net Asset Value of the Trust and the Net Asset Value per Unit or the redemption amount for the Units.

(b)	In the event of any such suspension, the Manager shall issue a press release announcing the suspension and shall advise the Trustee, the Valuation Agent and any other agents appointed by the Manager, as applicable. The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect. All Unitholders making such requests shall be advised by the Manager of the suspension and that the redemption shall be effected at a price determined on the first Valuation Date that the Net Asset Value per Unit is calculated following the termination of the suspension. All such Unitholders shall have, and shall be advised that during such suspension of redemptions that they have, the right to withdraw their requests for redemption. The suspension shall terminate in any event on the first Business Day on which the condition giving rise to the suspension has ceased to exist or when the Manager has determined that such condition no longer exists, provided that no other condition under which a suspension is authorized then exists, at which time the Manager shall issue a press release announcing the termination of the suspension and shall advise the Trustee, the Valuation Agent and any other agents appointed by the Manager, as applicable. Subject to applicable Securities Legislation, any declaration of suspension made by the Manager, on behalf of the Trust, shall be conclusive.

(c)	During any period in which the right of Unitholders to request a redemption of their Units for Bullion and/or cash is suspended, the Manager, on behalf of the Trust, shall direct the Valuation Agent to suspend the calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units. During any such period of suspension, the Trust shall not issue or redeem any Units. As noted above, in the event of any such suspension or termination thereof, the Manager shall issue a press release announcing the suspension or the termination of such suspension, as the case may be.

6.7	Performance of Trusts

The Manager, the Trustee, the Unitholders, the Registrar and Transfer Agent, the Valuation Agent or other agent of the Trust shall not be bound to recognize or see to the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interests therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Units or interests therein by any such Unitholder or his or her personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any Person as having any interest therein, except for the Person recorded as a Unitholder on the Register.

K - 35

Article 7

POWERS AND DUTIES OF THE TRUSTEE

7.1	General Powers

The Trustee, subject only to the specific limitations contained in this Trust Agreement, shall have full, absolute, and exclusive power, control and authority over the Trust Property to do all such acts and things as it, in its sole judgment and discretion deems necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or conducting the business of the Trust, including varying the investments of the Trust in accordance with the Investment Policy. In construing the provisions of this Trust Agreement, presumption shall be in favour of the granted powers and authority to the Trustee.

7.2	Specific Powers

The enumeration of specific powers and authorities herein are in addition to the general powers granted in Section 7.1 or by statute and shall not be construed as limiting the general powers or authority or any other specific power or authority conferred herein on the Trustee.

Subject to the specific limitations contained in this Trust Agreement and without any action or consent by the Unitholders, the Trustee shall have and may exercise, at any time and from time to time, the following powers and authorities which may or may not be exercised by it in its sole judgment and discretion, and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a)	to hold the Trust Property other than the Bullion that it may acquire hereunder exercising the same degree of care which it gives to its own property of a similar kind under its own custody;

(b)	to deliver any cash at any time held by it as directed by the Manager to purchase, or otherwise acquire, on behalf of the Trust, Bullion and to retain the same in trust hereunder in its capacity as Trustee; provided, however, that the Trustee shall have no responsibility for the custody, authenticity or validity of title of any Trust Property consisting of such Bullion held by the Bullion Custodian including, without limitation, the weight, amount, purity, contents or any assaying thereof;

(c)	subject to Subsection 8.1(b) and Subclause 11.2(b)(iii)(G) hereof, with any cash at any time held by it to purchase, or otherwise acquire, and to sell, on behalf of the Trust, any securities, currencies, assets or other such Trust Property (other than the Bullion) of a kind permitted pursuant to the Investment Policy and to hold and retain the same in trust hereunder in its capacity as Trustee;

(d)	to enter into and settle foreign exchange transactions on behalf of the Trust for purposes of facilitating settlement of trades of such Trust Property held by it at any time and any such transactions may be entered into with such counterparties as the Trustee may choose, in its sole discretion, including its Affiliates;

(e)	to sell, convey, exchange for other securities or other property, convert, transfer, assign, pledge, encumber or otherwise dispose of any such Trust Property held by it at any time, by any means considered reasonable by the Trustee and to receive the consideration and grant discharges therefor;

(f)	to commence, defend, adjust or settle suits or legal proceedings in connection with the Trust and to represent the Trust in any such suits or legal proceedings and to keep the Manager informed; provided, however, that the Trustee shall not be obliged or required to do so unless it has been indemnified to its satisfaction against all expenses and liabilities sustained or anticipated by the Trustee by reason thereof;

K - 36

(g)	subject to applicable Securities Legislation, to lend money whether secured or unsecured;

(h)	to exercise any Corporate Action in connection with any such Trust Property at any time held by the Trustee, and to make any payments incidental thereto; to consent to, or otherwise participate in or dissent from, the reorganization, consolidation, amalgamation or merger of any corporation, company or association, or to the sale, mortgage, pledge or lease of the property of any corporation, company or association, or of any of the securities of which may at any time be held by it, and to do any act with reference thereto, including the delegation of discretionary powers, the exercise of options, the making of agreements or subscriptions and the payment of expenses, assessments or subscriptions which it may deem necessary or advisable in connection therewith; to hold any such Trust Property which it may so acquire and generally to exercise any of the powers of any owner with respect to such Trust Property, provided that where direction from the Manager is not provided within the time frame specified by the Trustee in any notice provided in accordance with Subsection 7.3(a), the Trustee shall take no action;

(i)	to vote personally, or by general or by limited proxy, any such Trust Property which may be held by it at any time, and similarly to exercise personally or by general or by limited power of attorney any right appurtenant to any Trust Property held by it at any time, provided that where direction is not provided by the Manager within the time frame as set out in the Voting Materials forwarded to it in accordance with Subsection 7.3(b), the Trustee shall take no action;

(j)	to incur and pay out of such Trust Property held by it at any time any charges or expenses and disburse any assets of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustee or the Manager, as the case may be, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the business of the Trust including, without limitation, the Management Fee, fees payable to the Bullion Custodian, the Custodian, the Valuation Agent and the Registrar and Transfer Agent, custodian settlement fees, any expenses related to the implementation and on-going operation of the Independent Review Committee, brokerage fees and commissions, federal and provincial income taxes, goods and services taxes and withholding taxes, or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustee in connection with the Trust or such Trust Property or upon or against such Trust Property or any part thereof and for any of the purposes herein;

(k)	to renew or extend or participate in the renewal or extension of any such Trust Property held by it at any time, upon such terms as it may deem advisable, and to agree to a reduction in the rate of interest on any such Trust Property or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable; to waive any default whether in the performance of any covenant or condition of any such Trust Property, or in the performance of any guarantee, or to enforce rights in respect of any such default in such manner and to such extent as it may deem advisable; to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure with or without paying a consideration therefore and in connection therewith to release the obligation on the covenant secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies in respect of any such security or guarantee pertaining thereto;

(l)	to make, execute, acknowledge and deliver any and all deeds, leases, mortgages, conveyances, contracts, waivers, releases of other documents of transfer and any and all other instruments in writing that may be necessary or proper for the accomplishment of any of the powers herein granted, whether for a term extending beyond the office of the Trustee or beyond the possible termination of the Trust or for a lesser term;

K - 37

(m)	in its sole discretion, to advance monies to the Trust for the purposes of settlement of transactions and overdrafts against such Trust Property held by it at any time, on such terms and conditions as the Trustee may, in its sole discretion, determine, provided that, in order to secure the obligations of the Trust to repay such borrowings, the principal of and interest charged on such borrowing shall be paid out of the Trust Property and shall constitute a charge against the Trust Property until paid;

(n)	to purchase, hold, sell or exercise call or put options on securities, indices of shares or other securities, financial and stock index futures contracts, securities or currency futures or forward contracts or other financial or derivative instruments, all whether or not any such options, indices, contracts or instruments are traded on a regular exchange and in connection therewith to deposit such Trust Property held by it at any time with the counterparty as margin and to grant security interest therein;

(o)	to deposit any such Trust Property, including securities and documents of title held by it hereunder, with the Custodian, including the Trustee, any of its Affiliates, a sub-custodian appointed by the Trustee or a Depository;

(p)	to employ in respect of the Trust such Counsel, auditors, advisors, agents or other Person as the Trustee may deem necessary from time to time for the purpose of discharging its duties hereunder and to pay out of the Trust their reasonable expenses and compensation;

(q)	to issue Units for consideration, and redeem Units, as set forth herein;

(r)	to dispose of any Trust Property for the purpose of paying obligations of the Trust or for repaying any loan authorized hereby and the Trustee shall give prompt notice to the Manager of any such disposition;

(s)	to hold such portion of the such Trust Property held by it at any time that is uninvested in cash and, from time to time, to retain such cash balances on deposit with the Trustee or any of its Affiliates or with a chartered bank or other Depository, in such account as the Trustee, in its sole discretion determines, whether or not such deposits will earn interest;

(t)	to delegate any of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other Persons without liability to the Trustee except as specifically provided in this Trust Agreement; and

(u)	to do all such acts, to take all such proceedings and to exercise all such rights and privileges, although not specifically mentioned herein, as the Trustee may deem necessary to administer the Trust, and to carry out the purposes of the Trust established hereunder.

The exercise of any one or more of the foregoing powers or any combination thereof from time to time shall not be deemed to exhaust the rights of the Trustee to exercise such power or powers or combination of them thereafter from time to time.

K - 38

The following enumerated powers shall only be exercised by the Trustee on the direction of the Manager or any Investment Manager: Subsections 7.2(b), (c), (e), (f), (g), (h), (i), (j) as applicable, (k), (l), (n) and (q), and with respect to Subsection 7.2(n), to the extent that the Trustee is required to execute any documents relating to such investments which the Trustee did not negotiate or in respect to which the Trustee is not responsible hereunder, upon an indemnity being provided from the Manager acceptable to the Trustee in the circumstances.

7.3	Forwarding Materials

(a)	With respect to the Corporate Actions referred to in Subsection 7.2(h), the Trustee shall promptly forward to the Manager (or on direction from the Manager, to an Investment Manager), a notice:

(i)	that contains a summary of any information or materials which are actually received by the Trustee; and

(ii)	which requests directions from the Manager with respect to such Corporate Action, where required.

(b)	With respect to Voting Materials (including all proxies, proxy solicitation materials and other communications received by the Trustee relating to securities forming part of the Trust Property), the Trustee shall promptly forward, or arrange to have promptly forwarded, to the Manager (or to such Investment Manager which the Manager has designated as having responsibility for a security which forms part of the Trust Property) such materials.

(c)	Other than as described in Subsections 7.3(a) and 7.3(b), the Trustee shall not be obligated to forward or summarize any securityholder communications, including securityholder mailings, notices or reports.

(d)	The Trustee shall have no responsibility or liability for ensuring the accuracy or adequacy of such third party information contained in any summary of Corporate Action materials or information described in Subsection 7.3(a) or Voting Materials described in Subsection 7.3(b).

7.4	Dealing with Others and Self

Subject to the foregoing, the Trustee may, and is hereby expressly authorized from time to time, in its sole discretion, to appoint, employ, invest in, contract or deal with any individual, firm, partnership, association, trust or body corporate with which it may be directly or indirectly affiliated or in which it may be directly or indirectly interested, whether on its own account or for the account of another (in a fiduciary capacity or otherwise) and, without limiting the generality of the foregoing, the Trustee may:

(a)	purchase, hold, sell, invest in or otherwise deal with securities or other property of the same class and nature as may be held by the Trust, whether on the Trustee’s own account or for the account of another (in a fiduciary capacity or otherwise);

(b)	use in other capacities, knowledge gained in its capacity as Trustee hereunder; provided that such use does not adversely affect the interests of the Trust and provided further that the Trustee may not make use of any specific confidential information for its own benefit or advantage that, if generally known, might be expected to affect materially the value of the Trust Property or the Units;

(c)	retain cash balances from time to time on hand in the Trust and pay interest to the Trust on such balances and the Trustee may, in its sole discretion:

K - 39

(i)	hold the same on a pooled basis and pay interest thereon at the rate from time to time established by the Trustee and paid with respect to cash balances so held for similar accounts; or

(ii)	hold such cash balances on deposit with a Canadian chartered bank or such other deposit-taking institution in any jurisdiction, including itself or its Affiliates, in such interest bearing account as the Trustee, in its sole discretion, may determine; and,

(d)	provide financial, investment or brokerage services related to any securities which form part of the Trust Property or to the issuer of any securities forming part of the Trust Property, invest in the securities or other property of any body corporate with which the Trustee may be directly or indirectly associated, affiliated or interested, or earn profits from any of the activities listed herein, all without being liable to account therefor and without being in breach of the trust established hereunder.

Article 8
POWERS AND DUTIES OF THE MANAGER

8.1	Powers of the Manager

(a)	The Manager hereby reserves and retains full authority and exclusive power to manage and direct the business and affairs of the Trust including, without limitation, to provide the Trust with all necessary investment management services to the Trust Property and all clerical, administrative and operational services to the Trust as set forth in this Article 8 or elsewhere in this Trust Agreement or in the Management Agreement.

(b)	For greater certainty, it is hereby confirmed that the Trustee shall have no responsibility for the investment management of the Trust Property or for any investment decisions in respect of the Trust save and except for carrying out the instructions given to it pursuant to this Trust Agreement.

8.2	Duties of the Manager

(a)	Except as otherwise expressly provided herein, the Manager shall have the following duties with respect to the Trust:

(i)	to determine the investment objectives and strategies applicable to the Trust, including any restrictions on investments which it deems advisable and to implement such Investment Policy, provided that the Investment Policy applicable to the Trust must concur with those set forth in Article 23 or any current Disclosure Document or like offering document of the Trust, or in any amendment thereto, or the Management Agreement, and provided further that any material change in such Investment Policy shall be subject to the consent or approval of the Unitholders in the manner provided for in Article 21;

(ii)	to ensure that the Trust complies with Applicable Laws including those relating to the investment of the Trust Property, the distribution of the Units and applicable stock exchange listing requirements;

(iii)	to monitor the performance of the Bullion and other Trust Property;

K - 40

(iv)	to provide services in respect of the Trust’s daily operations, including the processing of and determination of procedures applicable to subscriptions and redemptions of Units (including the acceptance and rejection of subscriptions, Bullion Redemption Notices and Cash Redemption Notices) and to submit such subscriptions, Bullion Redemption Notices and Cash Redemption Notices to the Registrar and Transfer Agent for processing, and any other services not otherwise specifically contemplated by this Trust Agreement;

(v)	to offer Units for sale to prospective purchasers including the power and authority to enter into arrangements regarding the distribution and sale of Units and other arrangements relating to the right to charge fees of any nature or kind (including, without limitation, sales commissions, redemption fees, distribution fees and transfer fees) in connection with the distribution or sale of Units. Any such fees may be deducted from the amount of a subscription, redemption proceeds or a distribution if not paid separately by a Unitholder;

(vi)	to determine from time to time the form of Unit Certificates;

(vii)	to conduct or cause to be conducted the day-to-day correspondence and administration of the Trust;

(viii)	to provide to the Trust, adequate for carrying on the undertaking and business of the Trust, all requisite office accommodation, office facilities and personnel, telephone and telecommunication services, stationery, office supplies, statistical and research services, record-keeping services, bookkeeping and internal accounting and audit services in respect of the operations of the Trust and other usual and ordinary office services that may be required to properly and efficiently carry out its duties set forth in this Trust Agreement and the Management Agreement;

(ix)	to provide to the Trust all other administrative and other services and facilities required by the Trust in relation to the Unitholders and be responsible for all aspects of the Trust’s relationship with Unitholders, including the preparation for and holding of meetings of Unitholders, and other services for the provision of information to Unitholders;

(x)	to establish general matters of policy and governance of the Trust subject, where specifically provided in this Trust Agreement, to the approval of the Trustee;

(xi)	to establish the Trust’s operating expense budgets and to authorize the payment of actual operating expenses incurred;

(xii)	to appoint the Auditors and to change the Auditors (with the prior consent of the Trustee and the Independent Review Committee, and after providing notice to the Unitholders pursuant to Section 17.3);

(xiii)	to maintain the accounting records for the Trust and to cause the financial statements of the Trust to be audited for each Fiscal Year;

(xiv)	to appoint the bankers of the Trust and to establish banking procedures to be implemented by the Trustee;

(xv)	to appoint the Bullion Custodian to hold the Bullion and the Custodian to hold the Trust Property other than the Bullion, all of which appointments shall be subject to the approval of the Trustee and any applicable Securities Authorities having jurisdiction over the Trust;

K - 41

(xvi)	to calculate the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit in accordance with Sections 3.5, 3.6, 3.7 and 3.8 hereof, as applicable, to appoint the Valuation Agent and to review the valuation of the Trust Property as calculated by such Valuation Agent on each Valuation Date and, from time to time, consider the appropriateness of the valuation policies adopted by the Trust;

(xvii)	to appoint a Registrar and Transfer Agent and distribution disbursing agent (which may be the Registrar and Transfer Agent or an Affiliate thereof) to make distributions of Net Income and Net Realized Capital Gains and other distributions in accordance with Article 4 and to pay cash redemption proceeds in accordance with Section 6.1 or Section 6.3 on behalf of the Trust;

(xviii)	to authorize, negotiate, enter into and execute all agreements, instruments or other documents relating to the affairs of the Trust including, without limitation, any loan agreement, granting of a security interest and supporting documentation, or to perform any act or deed which the Manager deems necessary or advisable in the best interests of the Trust;

(xix)	to apply for listing of the Units on the NYSE Arca, the TSX and/or other recognized stock exchange(s) and to prepare, execute and file with the appropriate Securities Authorities or stock exchanges any other documents that are required or appropriate under relevant Securities Legislation or stock exchange rules and regulations in respect of the Trust;

(xx)	to prepare, execute and file with the appropriate Securities Authorities the Disclosure Documents, annual information forms, management reports of fund performance or such other continuous disclosure documents relating to the Trust, and any amendments thereto, as may be required under applicable Securities Legislation;

(xxi)	to prepare, certify, execute and distribute to Unitholders and file with the Securities Authorities and applicable tax authorities all such documents as may be necessary or desirable in connection with the issue, sale and distribution of Units, including such interim financial statements, audited annual financial statements, reports to Unitholders and other disclosure as may be required under applicable Securities Legislation, and to make all designations, elections, determinations, allocations and applications under the Tax Act as the Manager considers to be reasonable in the circumstances;

(xxii)	to determine and compute for distribution purposes the Net Income and Net Realized Capital Gains of the Trust and, subject to Sections 4.3, 4.4 and 4.5, determine when, to what extent, and in what manner distributions shall be made payable to Unitholders, as well as determine whether distributions are payable out of the income, dividends received from taxable Canadian corporations, capital gains, capital or otherwise of the Trust;

(xxiii)	to authorize the issuance of additional Units pursuant to Section 4.7 and the consolidation of the Units outstanding after such a distribution;

(xxiv)	to direct the Registrar and Transfer Agent regarding the allotment and issue of Units in accordance with Section 5.1;

K - 42

(xxv)	to accept or reject any Units tendered for redemption in accordance with Article 6;

(xxvi)	on or before March 31 in each year, other than a leap year in which case on or before March 30 in such year, to prepare and deliver to Unitholders the information pertaining to the Trust, including all distributions and allocations which is required by the Tax Act or which is necessary to permit Unitholders to complete their individual tax returns for the preceding year;

(xxvii)	on or before March 31 in each year, other than a leap year in which case on or before March 30 in such year, and such other date(s) in each year, to prepare and deliver to the appropriate taxation authorities in Canada and the United States, all relevant tax filings and/or returns for the Trust that are required by Applicable Laws;

(xxviii)	as set forth in full in Section 4.7 hereof, within 45 days from the end of each taxable year of the Trust, to provide Unitholders with all information necessary to enable Unitholders or beneficial owners of Units, as applicable to elect to treat the Trust as a QEF for U.S. federal income tax purposes, including a completed “PFIC Annual Information Statement”;

(xxix)	to use its best efforts to ensure that the Trust qualifies at all times as a “unit trust” pursuant to subsection 108(2) of the Tax Act and a “mutual fund trust” pursuant to subsection 132(6) of the Tax Act;

(xxx)	to keep proper records relating to the performance of its duties as Manager hereunder, which records shall be accessible for inspection by the Trustee, its agents, or the Manager’s agents, including the Investment Manager and the Auditors, at any time, upon reasonable notice, during ordinary business hours;

(xxxi)	on or before 90 days following December 31 in each year, to provide the Trustee with a certificate of compliance (“Annual Certificate of Compliance”) substantially in the form attached as Schedule “A” hereto and a copy of the audited annual financial statements of the Trust, together with the report of the Auditors thereon;

(xxxii)	on or before 90 days following June 30 in each year, to provide the Trustee with an interim certificate of compliance (“Interim Certificate of Compliance”) substantially in the form attached as Schedule “B” hereto;

(xxxiii)	to delegate any or all of the powers and duties of the Manager contained in this Trust Agreement to one or more agents, representatives, officers, employees, independent contractors or other Persons without liability to the Manager except as specifically provided in this Trust Agreement; and

(xxxiv)	to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Trust Agreement.

K - 43

(b)	The Manager may act as the Investment Manager to the Trust with responsibility for implementing the Investment Policy, including providing investment advisory and portfolio management services to the Trust, or arrange for the implementation of such Investment Policy or portfolio management services by appointing, on behalf of the Trust, one or more Investment Managers, and delegating any of its investment advisory responsibilities to such Investment Managers. The Manager, on behalf of the Trust, shall enter, in its sole discretion, into an investment management agreement with any such Investment Manager to act for all or part of the portfolio investments of the Trust and shall advise the Trustee of such appointment. The appointment of any such Investment Manager shall be deemed to be effective upon the later of the date of receipt by the Trustee of a direction notifying the Trustee of such appointment or the effective date specified therein and such appointment shall continue in force until receipt by the Trustee of a direction containing notice to the contrary. Any instructions from an Investment Manager shall be deemed to be instructions of the Manager pursuant to the provisions hereof. The Trustee shall also be entitled to rely conclusively on and shall be fully protected in acting in accordance with the direction of the Investment Manager in the exercise of powers conferred by this Trust Agreement. The Investment Manager will be a Person or Persons who, if required by Applicable Laws, will be duly registered and qualified as a portfolio manager under applicable Securities Legislation and will determine, in its sole discretion, which portfolio securities and other assets of the Trust shall be purchased, held or sold and shall execute or cause the execution of purchase and sale orders in respect such determinations. The Manager shall ensure that any Investment Manager appointed hereunder shall act in accordance with the Investment Policy and Applicable Laws.

(c)	Any Investment Manager shall have the right to resign as Investment Manager of the Trust by giving notice in writing to the Manager and the Trustee not less than 60 days prior to the date on which such resignation is to take effect. The Manager may at any time terminate the appointment of any Investment Manager of the Trust by giving notice in writing to the Trustee and the Investment Manager not less than 60 days prior to the date on which such resignation is to take effect. The Manager, in its sole discretion, may appoint a successor investment manager of the Trust. If prior to the effective date of the Investment Manager’s resignation, a successor investment manager is not appointed, the Manager shall assume the duties and responsibilities of such investment manager until such time as a successor shall be appointed and/or approved, as the case may be.

8.3	Portfolio Execution

The Manager may open accounts, including margin accounts, for the Trust with any brokerage firms, banks or others and may invest assets of the Trust in, and may conduct, maintain and operate these accounts for, the purchase, sale and exchange of stocks, bonds and other securities, and in connection therewith, may borrow money or securities on behalf of the Trust to complete trades, obtain guarantees, pledge securities and engage in all other activities necessary or incidental to conducting, maintaining and operating such accounts in connection with the performance of investment advisory and portfolio management services for the Trust.

8.4	Soft Dollar Transactions

The Manager may, to the fullest extent now or hereafter permitted by applicable Securities Legislation regarding soft dollar transactions, cause the Trust to enter into soft dollar arrangements and to effect transactions pursuant to such soft dollar arrangements.

8.5	Distributors

The Manager shall make or cause to be made such arrangements as are expedient for the distribution of Units, having regard to the requirements of Applicable Laws and applicable stock exchange rules and regulations respecting such distribution of Units in the jurisdiction or jurisdictions in which they are to be distributed.

K - 44

Article 9
INDEPENDENT REVIEW COMMITTEE

9.1	Independent Review Committee

(a)	Pursuant to the requirements contained in NI 81-107, the Manager shall establish an Independent Review Committee for the Trust. The Independent Review Committee shall consist of at least three members, each of whom shall be independent of the Manager and its Affiliates, and free from any interest and any business or other relationship which could, or could be reasonably perceived to, materially interfere with the exercise of an Independent Review Committee member’s judgement. The Independent Review Committee for the Trust may also act as the independent review committee for other investment funds managed by the Manager or any of its Affiliates.

(b)	The Manager shall refer all conflict of interest matters to the Independent Review Committee for its review and/or approval. The Manager shall establish a written charter for the Independent Review Committee which shall include its mandate, responsibilities and functions, and the written policies and procedures it will follow when performing its functions, including dealing with conflict of interest matters. The Manager shall maintain records in respect of these matters and shall provide assistance to the Independent Review Committee in carrying out its functions. The Independent Review Committee shall conduct regular assessments and provide reports, at least annually, to the Trust and to Unitholders in respect of its functions. The report prepared by the Independent Review Committee shall be made available on the Trust’s website (www.sprottphysicalgoldandsilvertrust.com) or, at a Unitholder’s request, sent to the Unitholder at no cost.

(c)	The Independent Review Committee shall:

(i)	review and provide input on the Manager’s written policies and procedures that deal with conflict of interest matters;

(ii)	review conflict of interest matters referred to it by the Manager and make recommendations to the Manager regarding whether the Manager’s proposed actions in connection with the conflict of interest matter achieve a fair and reasonable result for the Trust;

(iii)	consider and, if deemed appropriate, approve the Manager’s decision on a conflict of interest matter that the Manager refers to the Independent Review Committee for approval; and

(iv)	perform such other duties as may be required of the Independent Review Committee under applicable Securities Legislation.

(d)	All fees and expenses of the Independent Review Committee incurred in connection with its duties with respect to the Trust shall be paid by the Trust and the Independent Review Committee shall have the authority to retain, at the expense of the Trust, independent counsel or other advisors if the Independent Review Committee deems it appropriate to do so. The members of the Independent Review Committee shall be indemnified by the Trust, except in cases of wilful misconduct, bad faith, negligence or breach of their standard of care.

K - 45

Article 10
FEES, COMPENSATION AND EXPENSES

10.1	Trustee’s Fee

The Trustee shall be entitled to such compensation as may be agreed upon, from time to time but not less than annually, by the Trustee and the Manager by written agreement (the “Fee Agreement”). Such compensation, as well as all other disbursements made and expenses incurred (including out-of-pocket expenses) by the Trustee in the performance of its duties and obligations hereunder shall be paid by the Trust out of its Trust Property, unless such compensation, disbursements or expenses have been first paid by the Manager pursuant to the Fee Agreement. Unless other arrangements are agreed upon by the Manager, the Trustee shall receive no other compensation for its services as trustee hereunder but nothing herein shall prevent the Trustee from receiving additional compensation in connection with other services that may be performed by the Trustee for the Trust, including services performed for and dealings with the Trust by the Trustee other than in its capacity as trustee of the Trust including, but not limited to, as the Custodian of the Trust Property other than the Bullion and as the Valuation Agent.

10.2	Manager’s Fee

As compensation for providing management, administrative and investment management services to the Trust pursuant to this Trust Agreement and the Management Agreement, the Manager shall be entitled to receive a monthly management fee (the “Management Fee”) plus any applicable federal and provincial taxes, which shall be paid by the Trust at such times and in the amount specified in the Management Agreement.

10.3	Investment Manager’s Fee

As compensation for providing investment management services to all or any portion of the Trust Property, any Investment Manager appointed by the Manager from time to time shall be entitled to receive management fees in respect of each class or series of a class of Units calculated in such manner and payable at such times as the Manager and the Investment Manager may agree upon from time to time pursuant to a written agreement and subject to the requirements of applicable Securities Legislation. As at the date hereof, the Manager does not intend to appoint an Investment Manager for the Trust.

10.4	Bullion Custodian and Custodian’s Fees

As compensation for custodial services rendered to the Trust with respect to the Bullion and other Trust Property, the Bullion Custodian and the Custodian shall be entitled to receive such fees as the Manager may approve from time to time pursuant to a separate written agreement with each of the Bullion Custodian and the Custodian. If the Trustee also acts as the Custodian of the Trust Property other than the Bullion then the fees of the Custodian shall be set forth in the Fee Agreement between the Manager and the Trustee.

10.5	Expenses of the Trust

(a)	In connection with the Arrangement, the Trust will be responsible for paying the filing and listing fees of the applicable Securities Authorities and stock exchanges, the fees and expenses payable to the Registrar and Transfer Agent. All other costs and expenses in connection with the Arrangement, including the costs of creating and organizing the Trust, the costs of printing and preparing the Disclosure Documents, legal expenses, marketing and advertising expenses and other incidental expenses will be paid by the Manager.

K - 46

(b)	Except as otherwise provided herein and subject to the Management Agreement, the Trust shall be responsible for all costs and expenses incurred in connection with the on-going operation and administration of the Trust including, but not limited to: the fees and expenses payable to and incurred by the Trustee, the Manager, any Investment Manager, the Bullion Custodian, the Custodian, any sub-custodians, the Registrar and Transfer Agent, and the Valuation Agent; transaction and handling costs for the Bullion; storage fees for the Bullion; custodian settlement fees; counterparty fees; legal, audit, accounting, bookkeeping and record-keeping fees and expenses; costs and expenses of reporting to Unitholders and conducting Unitholder meetings; printing and mailing costs; filing and listing fees payable to applicable Securities Authorities and stock exchanges; other administrative expenses and costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations; any applicable Canadian taxes payable by the Trust or to which the Trust may be subject including federal and provincial income taxes, goods and services tax, and withholding taxes; interest expenses and borrowing costs, if any; brokerage expenses and commissions; costs and expenses relating to the issuance of Units; costs and expenses of preparing financial and other reports; any expenses associated with the implementation and on-going operation of the Independent Review Committee; costs and expenses arising as a result of complying with all Applicable Laws; and any expenditures incurred upon the termination of the Trust.

(c)	The Trust will be responsible for the fees and expenses of any action, suit or other proceedings in which, or in relation to which, the Trustee, the Manager, the Bullion Custodian, the Custodian, any sub-custodians, the Registrar and Transfer Agent or the Valuation Agent and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Trust.

Article 11
TRUSTEE LIABILITY AND INDEMNIFICATION

11.1	Standard of Care

The Trustee shall exercise the powers and discharge the duties of its office honestly and in good faith and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent Canadian trust company would exercise in comparable circumstances.

11.2	Reliance

(a)	The Manager shall from time to time furnish the Trustee with a certificate of authorized signing authorities (“Certificate of Authorized Signing Authorities”) substantially in the form attached hereto as Schedule “C”, signed by its authorized officers setting out the name(s) and title(s) of the authorized officer(s) of the Manager and of any other Person(s) or representative(s), including any Investment Manager appointed by the Manager, and authorized to act on behalf of the Manager at the time specified in such certificate, together with specimen signatures of all such officers, Persons or representatives, and the Trustee shall be entitled to rely upon the identification of such Persons as specified in such certificate as the Person(s) entitled to act on behalf of the Manager for the purposes of this Trust Agreement until a later certificate respecting the same is delivered to the Trustee.

(b)	The Trustee shall:

(i)	be fully protected in acting upon any instrument, certificate or other writing believed by it to be genuine and to be signed or presented by the proper Person or Persons;

K - 47

(ii)	be under no duty to make any investigation or inquiry as to any statement contained in any such writing but may accept the same as conclusive evidence of the truth and accuracy of the statements therein contained;

(iii)	not be responsible for or liable except as provided in accordance with this Trust Agreement for:

(A)	the proper application by any Unitholder of any part of its interests in the Trust if payments are made in accordance with written directions of such Unitholder as herein provided;

(B)	the adequacy of the Trust to meet and discharge any and all payments and liabilities in respect of a Unitholder;

(C)	the compliance by any Unitholder with the rules under the Tax Act or any Applicable Laws including limits on investments in non-Canadian securities;

(D)	the validity of title to any Trust Property which the Trustee did not arrange itself to have registered;

(E)	any act or omission (other than an act or omission related solely to the Trustee) required or demanded by any governmental, taxing regulatory or other competent authority in any country in which all or part of the Trust Property is held or which has jurisdiction over the Trustee, the Manager or the Trust;

(F)	any loss or damage of any nature whatsoever resulting from official action, war or threat of war, insurrection or civil disturbance, interruption in postal, telephone, telegraph, telex or other electromechanical communication systems or power supply, or any other factor beyond the Trustee’s control which obstructs, affects, prohibits or delays the Trustee, its directors, officers, employees or agents in carrying out the responsibilities provided for herein, in whole or in part;

(G)	any ongoing monitoring of the Investment Policy of the Trust as set out in Article 23 hereof or any risk factor whatsoever related thereto;

(H)	any Trust Property which it does not hold or which is not directly controlled by it, its Affiliates or its appointed agents (including any sub-custodians), including any assets pledged or loaned to a third party or the Bullion held by the Bullion Custodian; or

(I)	any compliance, reporting or filings in accordance with applicable Securities Legislation or United States tax laws, regulations, rules or policies that apply to the Trust, including for greater certainty the Additional Trustee Duties.

(c)	The Trustee may rely and act upon any statement, report or opinion prepared by or any advice received from the Auditors, Counsel or other professional advisors of the Trust and shall not be responsible nor held liable for any loss or damage resulting from so relying or acting if the advice was within the area of professional competence of the Person from whom it was received, the Trustee acted in good faith in relying thereon and the professional advisor was aware that the Trustee was receiving the advice in its capacity as trustee of the Trust and the Trustee acted in good faith in relying thereon.

K - 48

(d)	The Trustee shall in no way be responsible for, nor incur any liability based on, the action or failure to act or for acting pursuant to or in reliance on instructions of the Manager, any Investment Manager, the Bullion Custodian (if not the Trustee), the Custodian (if not the Trustee), the Valuation Agent (if not the Trustee), the Registrar and Transfer Agent (if not the Trustee), or any Person or organization to whom its responsibilities are delegated pursuant to this Trust Agreement.

11.3	General Disclaimer of Liability

(a)	The Trustee shall not be liable to the Trust or to any Unitholder for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the Net Asset Value of the Trust or to any particular asset of the Trust, except to the extent that the Trustee does not meet its standard of care set out in Section 11.1 hereof. In no event shall the Trustee be liable for indirect, consequential or special damages including, but not limited to, loss of reputation, good will or business.

(b)	The Trustee shall not be liable to the Trust or to any Unitholder for the acts, omissions, receipts, neglects or defaults of any Person, firm or corporation employed or engaged by it as permitted hereunder, or for joining in any receipt or act of conformity, or for any loss, damage or expense caused to the Trust through the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Trust shall be paid out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any Person, firm or corporation with whom or which any monies or Trust Property shall be lodged or deposited, or for any loss occasioned by error in judgment or oversight on the part of the Trustee, or for any other loss, damage or misfortune which may happen in the execution by the Trustee of its duties hereunder, except to the extent that the Trustee does not meet its standard of care set out in Section 11.1 hereof.

(c)	For greater certainty, the Trustee shall not be liable to the Trust or to any Unitholder for the acts, omissions, receipts, neglect or default of the Bullion Custodian or the Registrar and Transfer Agent (unless the Trustee is the Registrar and Transfer Agent or the Bullion Custodian and it has breached its standard of care set out in Section 11.1 in respect thereof).

(d)	For greater certainty, the Trustee, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of the Trust is, and will be conclusively deemed to be, acting for and on behalf of the Trust, and not in its own personal capacity.

11.4	Indemnification of the Trustee

(a)	Without limiting any protection or indemnity of the Trustee under any other provision hereof, or otherwise at law, the Trustee, its Affiliates, nominees and agents and each of their respective directors, officers and employees shall at all times be indemnified and held harmless by the Trust and to the extent that the Trust Property is insufficient for such purpose, by the Manager, from and against:

(i)	all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Trustee’s duties as Trustee, and

(ii)	all other liabilities, costs, charges and expenses which any of them sustains or incurs in or about or in relation to the affairs of the Trust.

K - 49

(b)	For greater certainty, the commencement of formal legal proceedings shall not be a precondition for indemnification hereunder. Further, none of the provisions of this Trust Agreement shall require the Trustee to expend or risk its own funds, appear in, prosecute or defend proceedings, or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder, unless the Trustee is first indemnified to its satisfaction, acting reasonably. This provision shall survive the resignation or removal of the Trustee, or the termination of this Trust Agreement.

11.5	Additional Indemnification of the Trustee

With respect to any references in this Trust Agreement to (i) distributions being at the discretion of the Trustee acting on the direction of the Manager or (ii) the Trustee having the power to vary the investments of the Trust in accordance with the Investment Policy together with any duties, obligations or responsibilities related thereto (the “Additional Trustee Duties”), the Manager agrees that:

(a)	the Trustee shall not have any liability with respect to such Additional Trustee Duties; and

(b)	in addition to the indemnity provided to the Trustee under Section 11.4 hereof, the Manager agrees to indemnify the Trustee and its directors, officers, employees and agents for:

(i)	all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the Additional Trustee Duties; and

(ii)	all other liabilities, costs, charges and expenses which any of them sustains or incurs in or about or in relation to such Additional Trustee Duties,

that arise or result from any conflict between such Additional Trustee Duties and the Trustee’s defined duties, obligations and responsibilities as set out in this Trust Agreement (excluding such Additional Trustee Duties) and agreed upon by the Manager.

11.6	Exception

Section 11.4 and, subject to Subsection 11.2(b)(iii)(I), Section 11.5 do not apply to the extent that any such claim, cost, charge or expense has been directly caused by the negligence, wilful misconduct or dishonesty on the part of the Trustee, its Affiliates, nominees or agents and any of their respective directors, officers and employees or the Trustee’s failure to meet its standard of care set out in Section 11.1 hereof.

Article 12
MANAGER LIABILITY AND INDEMNIFICATION

12.1	Standard of Care

(a)	The Manager shall exercise the powers and discharge the duties of its office honestly, in good faith and in the best interests of the Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent professional manager would exercise in comparable circumstances.

(b)	The Manager agrees that any information supplied to the Trust and/or the Trustee will be accurate and complete and will contain no misrepresentations; provided that, respecting information derived by the Manager from a Person other than the Manager, the Manager’s obligation hereunder shall be subject to its standard of care and no liability shall be incurred by the Trust or the Trustee as a result of any error in such information.

K - 50

12.2	Reliance

(a)	The Manager may employ or engage, and rely and act on information or advice received from the Auditors, other distributors, Brokers, Depositories, the Bullion Custodian, the Custodian, electronic data processors, advisers, Counsel and others and shall not be responsible or liable for the acts or omissions of such Persons or for any other matter, including any loss or depreciation in the Net Asset Value of the Trust or any particular asset of the Trust, provided that the Manager acted in good faith in accordance with its standard of care set out in Subsection 12.1(a) in relying on such information or advice.

(b)	The Manager shall be entitled to assume that any information received from the Trustee, the Bullion Custodian, the Custodian or any sub-custodian, or their respective authorized representatives associated with the day-to-day operation of the Trust is accurate and complete and no liability shall be incurred by the Manager as a result of any error in such information or any failure to receive any notices required to be delivered pursuant to this Trust Agreement, except to the extent that any such information provided to, or failure to receive any notices by, the Manager arises or results from the Manager’s failure to comply with the terms of this Trust Agreement or the Management Agreement in providing any required directions or information related thereto.

12.3	Engaging in Competition

(a)	In the event that the Manager, its partners, employees, associates and Affiliates or any of them now or hereafter carry on activities competitive with those of the Trust or buy, sell or trade in assets and portfolio securities of the Trust or of other investment funds, none of them shall be under any liability to the Trust or to the Unitholders for so acting.

(b)	It is agreed and understood that the Manager shall not be required to devote its efforts exclusively to or for the benefit of the Trust and may engage in other business interests and may engage in other activities similar or in addition to those relating to the activities to be performed for the Trust.

12.4	Indemnification of the Manager

(a)	The Manager, its Affiliates and agents, and their respective directors, partners, officers and employees shall at all times be indemnified and held harmless by the Trust from and against all legal fees, judgments and amounts paid in settlement, actually and reasonably incurred by them in connection with the Manager’s services provided to the Trust pursuant to this Trust Agreement and the Management Agreement, provided that the Trust has reasonable grounds to believe that the action or inaction that caused the payment of the legal fees, judgments and amounts paid in settlement was in the best interests of the Trust and provided that such Person(s) shall not be indemnified by the Trust where:

(i)	there has been negligence, wilful misconduct, wilful neglect, default, bad faith or dishonesty on the part of the Manager or such other Person;

(ii)	a claim is made as a result of a misrepresentation contained in any current Disclosure Documents or continuous disclosure documents of the Trust distributed or filed in connection with the issuance of the Units or under applicable Securities Legislation; or

K - 51

(iii)	the Manager has failed to fulfill its standard of care set out in Section 12.1 or its other obligations in accordance with Applicable Laws or the provisions set forth in this Trust Agreement and the Management Agreement, unless in an action brought against the Manager or such Persons they have achieved complete or substantial success as a defendant.

(b)	In order for the Trust, acting through the Trustee, to satisfy itself as to whether the indemnification provided for in Subsection 12.4(a) is in the best interests of the Trust, before paying out any such indemnity hereunder, the Trust, acting through the Trustee, may obtain a satisfactory legal opinion that the Trust has reasonable grounds to believe that the indemnification is in the best interests of the Trust, and instead of or in addition to the obtainment of such a legal opinion, the Trustee in its sole discretion and at the expense of the Trust, may call a meeting of the Unitholders pursuant to this Trust Agreement to direct the Trustee as to any such payments out of the Trust.

12.5	Liability for Investment Decisions

All investments of the Trust made by or upon the direction of the Manager or any Investment Manager shall be for the benefit of the Unitholders and at the sole risk of the Trust. Notwithstanding any other provision of this Trust Agreement but subject to the Manager’s standard of care set out in Subsection 12.1(a), the Manager may dispose of assets of the Trust or cause such assets to be disposed of in order to discharge any borrowing authorized under this Trust Agreement, any charge against the Trust as set out in this Trust Agreement or any other obligation of the Trust.

Article 13
CHANGE OF TRUSTEE

13.1	Resignation of Trustee

The Trustee or any successor trustee may resign as Trustee of the Trust created by this Trust Agreement by giving notice to the Unitholders and to the Manager not less than 90 days prior to the date when such resignation shall take effect. Such resignation shall take effect on the date specified in such notice unless at or prior to such date a successor trustee is appointed by the Manager in which case such resignation shall take effect immediately upon the appointment of such successor trustee.

13.2	Removal of Trustee

The Trustee may be removed by the Manager at any time by notice to the Trustee and the Unitholders not less than 90 days prior to the date that such removal is to take effect; provided a successor trustee is appointed or the Trust is terminated and dissolved in accordance with Article 22 hereof.

13.3	Appointment of Successor

In the event that the Trustee resigns or is removed or becomes incapable of acting or if for any cause a vacancy shall occur in the office of the Trustee, a successor trustee shall forthwith be appointed by the Manager to fill such vacancy. Forthwith following such appointment of a successor trustee, the Trustee shall execute and deliver such documents as the Manager may reasonably require for the conveyance of any Trust Property (other than the Bullion) held in the Trustee’s name to the successor trustee and, shall account to the Manager for all of the Trust Property which the Trustee retains as trustee and shall thereupon be discharged as trustee.

K - 52

13.4	Termination Upon Failure to Appoint Successor

In the event that the Manager shall fail to appoint a successor to the Trustee, the Trust shall be terminated and dissolved upon the effective date of the resignation or removal of the Trustee (which shall be considered to be the effective date on which the Trust is to be terminated for the purposes of Article 22) under Sections 13.1 and 13.2 hereof, as the case may be, and, after providing for all liabilities of the Trust, the Trust Property shall be distributed to the Unitholders in accordance with the termination provisions set out in Article 22 hereof and the Trustee shall continue to act as trustee of the Trust until such Trust Property has been so distributed. Fees and expenses of the Trustee shall be a charge, to the extent permitted by Applicable Law, on the Trust Property or the interests of the Unitholders to secure payment thereof.

Article 14
TERMINATION OF THE MANAGER

14.1	Resignation, Insolvency or Bankruptcy of the Manager

(a)	The Manager shall have the right to resign as Manager of the Trust by giving notice in writing to the Trustee and the Unitholders not less than 90 days prior to the date on which such resignation is to take effect. Such resignation shall take effect on the date specified in such notice. Notwithstanding the foregoing, no approval of, or notice to, Unitholders is required to effect a Manager Reorganization. The Manager shall appoint a successor manager of the Trust, and, unless the successor manager is an Affiliate of the Manager, such appointment must be approved by the Unitholders by an Ordinary Resolution.

(b)	If, prior to the effective date of the Manager’s resignation, a successor manager is not appointed or the Unitholders do not approve of the appointment of the successor manager as required hereunder, the Trust shall be terminated and dissolved upon the effective date of the resignation of the Manager (which shall be considered to be the effective date on which the Trust is to be terminated for the purposes of Article 22) and, after providing for all liabilities of the Trust, the Trust Property shall be distributed to the Unitholders in accordance with the provisions of Article 22, and the Trustee and the Manager shall continue to act as trustee and manager, respectively, of the Trust until such Trust Property has been so distributed.

(c)	The Trust shall be terminated immediately following the occurrence of a Termination Event. On such termination, the Trust Property shall be distributed to Unitholders in accordance with the provisions of Section 22.3. For the purposes of this Article 14 and Section 22.1 of this Trust Agreement, each of the following events shall be a “Termination Event”:

(i)	the Manager is, in the opinion of the Trustee, in material default of its obligations under this Trust Agreement and such default continues for 120 days from the date that the Manager receives notice of such default from the Trustee and no successor manager has been appointed by the Unitholders;

(ii)	the Manager has been declared bankrupt or insolvent or has entered into liquidation or winding-up, whether compulsory or voluntary (and not merely a voluntary liquidation for the purposes of amalgamation or reconstruction);

(iii)	the Manager makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency; or

(iv)	the assets of the Manager have become subject to seizure or confiscation by any public or governmental authority.

K - 53

14.2	Successor Manager

Any successor manager, by accepting its appointment as such, shall automatically become a party to this Trust Agreement and be bound by the terms hereof as if the successor manager had been an original signatory thereof provided that such successor manager shall not be responsible or liable for any act or omission of the Manager preceding its appointment as successor manager of the Trust.

Article 15
CONCERNING THE UNITHOLDERS

15.1	Liability of Unitholders

No Unitholder shall be held to have any personal liability as such and no resort shall be had to the Unitholder’s private property for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of any of the Trust, the Manager or the Trustee or any obligation which a Unitholder would otherwise have to indemnify the Trustee for any personal liability incurred by the Trustee as such, but rather, only the Trust Property is intended to be liable and subject to levy or execution for such satisfaction. If the Trust acquires any investments subject to existing contractual obligations, the Manager, or the Trustee on the direction of the Manager, as the case may be, shall use its best efforts to have any obligations modified so as to achieve disavowal of contractual liability. Further, the Manager shall cause the operations of the Trust to be conducted, with the advice of Counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability on the Unitholders of claims against the Trust and shall, to the extent it determines to be possible and reasonable, including the cost of premiums, cause the Trust to carry insurance for the benefit of the Unitholders in such amounts as it considers adequate to cover any such foreseeable non-contractual or non-excluded contractual liability.

15.2	Indemnification of the Trust by the Manager

The Trust shall be indemnified and held harmless by the Manager against any costs, charges, claims, expenses, actions, suits or proceedings arising from a claim made as a result of a misrepresentation contained in any current Disclosure Document or continuous disclosure documents of the Trust distributed or filed in connection with the issuance of the Units or under applicable Securities Legislation.

Article 16
MEETINGS OF UNITHOLDERS

16.1	Time of Meetings

Meetings of the Unitholders shall be held by the Manager or the Trustee at such time and on such day as the Manager or the Trustee may from time to time determine for the purpose of considering the matters required to be placed before such meetings in accordance with this Trust Agreement or Applicable Laws and for the transaction of such other related matters as the Manager or the Trustee determines. Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Trust may requisition a meeting of Unitholders by giving a written notice to the Manager or the Trustee setting out in detail the reason(s) for calling and holding such a meeting. The Trustee shall, upon the written request of the Manager or the Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Trust, requisition a meeting of Unitholders, provided that in the event of a request to call a meeting of Unitholders made by such Unitholders, the Trustee shall not be obligated to call any such meeting until it has been satisfactorily indemnified by such Unitholders against all costs of calling and holding such meeting. Unless otherwise required under Applicable Laws or stock exchange rules, the Trust need only to hold meetings of Unitholders as described above and is not required to hold annual or other periodic meetings.

K - 54

16.2	Place of Meeting

Subject to Section 16.4 hereof, meetings of Unitholders shall be held at the principal office of the Trust or elsewhere in the municipality in which the office is located or, if the Manager shall so determine, at any other place in Canada.

16.3	Notice of Meeting

Subject to Section 16.4 hereof, notice of the time and place of each meeting of Unitholders shall be given not less than 21 days before the day on which the meeting is to be held to each Unitholder of record at 4:00 p.m. (Toronto time) on the day on which the notice is given. Notice of a meeting of Unitholders shall state the general nature of the matters to be considered by the meeting. The Trustee, the Auditors and any Investment Manager of the Trust are entitled to receive all notices and other communications relating to any meeting of Unitholders that any Unitholder is entitled to receive and shall be entitled to attend at any meeting of Unitholders.

16.4	Meetings Without Notice

A meeting of Unitholders may be held at any time and place without notice if all the Unitholders entitled to vote thereat are present in person or represented by proxy or, if those not present or represented by proxy waive notice of, or otherwise consent to, such meeting being held.

16.5	Quorum

A quorum for the transaction of business at any meeting of Unitholders shall be at least two Unitholders holding not less than 5% of the outstanding Units on such date present in person or represented by proxy and entitled to vote thereat. If a quorum is not present at a meeting within 30 minutes after the time fixed for the meeting, the meeting, if convened on the requisition of Unitholders, shall be cancelled but in any other case shall be adjourned to such place and time on a date fixed by the chairman of the meeting not later than 14 days thereafter (which for greater certainty can be at a later time on the date of the originally scheduled meeting) at which adjourned meeting the Unitholders present in person or represented by proxy shall be deemed to constitute a quorum.

16.6	Chairman, Secretary and Scrutineers

A Person designated by the Manager shall be the chairman of any meeting of Unitholders. If such Person is not present within 15 minutes after the time fixed for holding the meeting or if the Manager has not appointed a chairman, the Persons present and entitled to vote shall choose any of their number to be chairman. The chairman of the meeting shall appoint a Person, who need not be a Unitholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be Unitholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

16.7	Persons Entitled to be Present

The only Persons entitled to attend a meeting of Unitholders shall be those entitled to vote thereat, the Trustee, the Manager, any Investment Manager and the Auditors. Any other Person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

16.8	Right to Vote

At any meeting of Unitholders, every Person shall be entitled to vote who, as at the end of the Business Day immediately preceding the date of the meeting, is entered in the Register maintained in accordance with Section 17.2 hereof, unless in the notice of meeting and accompanying materials sent to Unitholders in respect of the meeting a record date is established for Persons entitled to vote thereat.

K - 55

16.9	Votes to Govern

At any meeting of Unitholders, every question shall, unless otherwise required by this Trust Agreement or Applicable Laws, be determined by an Ordinary Resolution on the question.

16.10	Show of Hands

Subject to the provisions of this Trust Agreement or Applicable Laws, any question at a meeting of Unitholders shall be decided by a show of hands unless a poll thereon is required or demanded as hereinafter provided. Upon a show of hands every Person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a poll thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima face evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the Unitholders upon the said question.

16.11	Polls

If demanded by any Unitholder at a meeting of Unitholders or required by Applicable Laws, any question at such meeting shall be decided by a poll. A poll so demanded shall be taken in such manner as the chairman shall direct. Upon a poll each Person present shall be entitled, in respect of the Units which the Unitholder is entitled to vote at the meeting upon the question, to one vote for each Unit held and the result of the poll so taken shall be the decision of the Unitholders upon the said question.

16.12	Adjournment

The chairman at a meeting of Unitholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.

16.13	Resolutions in Writing

Notwithstanding Section 16.10 hereof, a resolution in writing forwarded to all Unitholders entitled to vote on such resolution at a meeting of Unitholders and signed by the requisite number of Unitholders required to obtain approval of the matter addressed in such resolution is as valid as if it had been passed at a meeting of Unitholders in accordance with this Article 16.

16.14	Record Dates

For the purpose of determining the Unitholders who are entitled to receive notice of and to vote at any meeting, or any adjournment thereof, or for the purpose of any action other than as provided in Article 4 hereof, the Manager may fix a date not more than 60 days nor fewer than 30 days prior to the date of any meeting of Unitholders, or other action, as a record date for the determination of Unitholders entitled to receive notice of and vote at such meeting, or any adjournment thereof, or to receive such distributions, or to be treated as Unitholders of record for purposes of such other action, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting, or any adjournment thereof, or to be treated as a Unitholder of record for purposes of such other action, even though the Unitholder has since that date disposed of the Unitholder’s Units and no Unitholder becoming such after that date shall be entitled to receive notice of and vote at such meeting, or any adjournment thereof, or to be treated as a Unitholder of record for purposes of such other action.

K - 56

16.15	Proxies

At any meeting of Unitholders, any Unitholder entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Manager, or with such other agent of the Trust as the Manager may direct, prior to the commencement of such meeting. If approved by the Manager, proxies may be solicited naming the Manager as proxy and the cost of such solicitation shall be paid out of the Trust Property. When any Unit is held jointly by several Persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote shall not be received in respect of such Unit. The instrument appointing any proxy shall be in such form and executed in such manner as the Manager may from time to time determine.

16.16	Validity of Proxies

An instrument appointing a proxy purporting to be executed by or on behalf of a Unitholder shall be valid unless challenged at the time of, or prior to, its exercise and the person challenging such instrument shall have the burden of proving to the satisfaction of the chair of the meeting of Unitholders at which such instrument is proposed to be used that such instrument is invalid. Any decision of the chair of the meeting in respect of the validity of such instrument shall be final. Proxies shall be valid only at the meeting with respect to which they were solicited, or any adjournment thereof, but in any event shall cease to be valid one year from their date.

16.17	Revocation of Proxy

A vote cast in accordance with the terms of a proxy shall be valid notwithstanding the previous death, incapacity, insolvency or bankruptcy of the Unitholder giving the proxy or the revocation of the proxy unless written notice of such death, incapacity, insolvency, bankruptcy or revocation shall have been received by the chair of the meeting prior to the time such vote is cast.

16.18	Solicitation of Proxies

No Person shall solicit proxies in respect of a meeting of Unitholders unless the Person making the solicitation, concurrently with or prior thereto, delivers or sends an information circular to each Unitholder whose proxy is solicited. “Solicit” or “solicitation” includes any request for a proxy whether or not accompanied by or included in a form of proxy, any request to execute or not to execute a form of proxy or to revoke a proxy, and the sending or delivery of a form of proxy or other communication to a Unitholder under circumstances reasonably intended or calculated to result in the procurement, withholding or revocation of a proxy but does not include the sending or delivery of a form of proxy to a Unitholder in response to an unsolicited request made by him or her on his or her behalf or the performance by any Person of ministerial acts or professional services on behalf of a person or company soliciting a proxy. Subject to the provisions of this Trust Agreement and to Applicable Laws, the information circular required hereunder shall conform, insofar as is applicable, to the form and content prescribed for information circulars by or pursuant to applicable Securities Legislation; for such purposes; “management” shall mean Sprott Asset Management LP in its capacity as Manager; “company” or “corporation” shall mean the Trust; “director” or “senior officer” shall mean a director or senior officer of the Manager; “equity share”, “voting security” or “share” shall mean a Unit; and “shareholder” shall mean a Unitholder.

16.19	Form of Proxy Solicitation

Where there is a solicitation of proxies (other than with respect to the exception set forth in Section 16.18):

K - 57

(a)	the form of proxy sent to a Unitholder by a Person soliciting proxies shall indicate in bold-faced type by whom the proxy is being solicited and the form of proxy or the information circular shall state the name, address and principal occupation or employment within the preceding five years of each Person soliciting proxies and shall disclose the beneficial ownership of Units of each such Person;

(b)	the form of proxy shall provide means whereby the Unitholder whose proxy is solicited is afforded an opportunity to specify that his or her votes shall be cast by the nominees in favour of or against, in accordance with such Unitholder’s choice, each matter or group of related matters identified therein or in the information circular as intended to be acted upon;

(c)	no proxy shall confer authority to vote at any meeting other than the meeting specified in the notice of meeting or any adjournment thereof;

(d)	the information circular or form of proxy shall state that the votes represented by the proxy shall be cast and that, where the Unitholder whose proxy is solicited specifies a choice with respect to any matter to be acted upon pursuant to paragraph (b) above, the votes shall be cast in accordance with the specifications so made; and

(e)	the information circular or form of proxy shall indicate in bold-faced type that the Unitholder has the right to appoint a person, who need not be a Unitholder, to attend and act for him or her and on his or her behalf at the meeting other than the person, if any, designated in the form of proxy, and shall contain instructions as to the manner in which the Unitholder may exercise such right.

16.20	Resolutions Binding

Any resolution passed in accordance with the provisions hereof shall be binding on all Unitholders and their respective heirs, executors, administrators, other legal representatives, successors and assigns, whether or not such Unitholder was present or represented by proxy at the meeting at which such resolution was passed and whether or not such Unitholder voted against such resolution.

16.21	Minutes of Meetings

Minutes of the meeting shall be made by the corporate secretary of the Manager (who shall act as secretary of the meeting) and duly entered in minute books to be kept by the Manager. Any such minutes signed by the chair of the meeting shall be conclusive evidence of the matters therein stated, and until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been made shall be deemed to have been duly held and convened and all resolutions passed thereat to have been duly passed.

Article 17
SPECIAL FUNCTIONS

17.1	Registrar and Transfer Agent

(a)	The Manager shall appoint one or more chartered banks or banking institutions, trust companies, or other Persons, to act as the registrar and transfer agent (the “Registrar and Transfer Agent”) for the Units and may provide for the transfer of Units in one or more places within or outside Canada (provided that if such appointments are made there shall be a Registrar and Transfer Agent within the Province of Ontario). Such Registrar and Transfer Agent shall perform those functions and duties usually performed by a registrar and transfer agent of shares of corporations having share capital, including maintaining the Register as provided for in Section 17.2 and all other necessary or appropriate books (which may be kept on a computer or similar device) for recording original issuances of Units and registering and transferring the Units. In the case of an original issuance of Units, the Registrar and Transfer Agent may rely and act upon the written instruction of the Manager without inquiry into the receipt by the Trust of, or the sufficiency of, the consideration for such original issuance of Units.

K - 58

(b)	The Manager, on behalf of the Trust, will enter into a written agreement with such Registrar and Transfer Agent which agreement shall provide that any fees required to be paid to the Registrar and Transfer Agent for services rendered, other than in respect of a transfer of Units, shall be the responsibility of the Trust.

17.2	Unit Register

(a)	Subject to the approval or rejection by and direction from the Manager in connection with any purchase, redemption or transfer of Units hereunder, the Registrar and Transfer Agent appointed pursuant to Section 17.1 shall maintain records (the “Register”) for and on behalf of the Trust which shall contain the name and the latest known address of each Unitholder and the number of Units of each class and each series of a class from time to time held by the Unitholder, the certificate numbers of the Unit Certificates, if any, and a record of all transfers thereof, and such Register shall be available at the offices of the Registrar and Transfer Agent in Toronto, Ontario or in such other office in Canada as the Manager deems appropriate and to which the Trustee consents.

(b)	As part of the Register, the Registrar and Transfer Agent shall maintain participation records for the Trust, showing with respect to each Unitholder:

(i)	the date of each issue of Units to such Unitholder, the number of Units issued of each class and each series of a class and the applicable Class Net Asset Value per Unit for which each Unit is issued;

(ii)	the date of each transfer of Units to and from such Unitholder, and the number of Units of each class and each series of a class transferred;

(iii)	the date of each redemption of Units, the number of Units redeemed of each class and each series of a class and the Class Net Asset Value per Unit at which each Unit is redeemed;

(iv)	the date of each redesignation of Units, the number of Units redesignated of each class and each series of a class and the Class Net Asset Value per Unit at which each Unit is redesignated;

(v)	the number of Units held immediately after any subdivision or consolidation of Units;

(vi)	the number of Units of each class and each series of a class currently held; and

(vii)	the date and details of each distribution of the Trust to the Unitholder.

(c)	The Registrar and Transfer Agent shall deliver to the Manager within three Business Days following a Valuation Date, and at such other times as the Manager may request, a certified list of the Unitholders which list shall contain the name, the last known address and the number of Units of each class and each series of a class currently held by each Unitholder.

K - 59

(d)	The Trust, the Trustee (in its capacity as such, regardless of the fact that the Trustee may be or may have been the Registrar and Transfer Agent) and the Manager shall at all times be entitled to rely entirely upon the Register maintained by the Registrar and Transfer Agent as a record of ownership of the Trust and the registered Unitholders shall be deemed to be the true owners thereof for all purposes hereof.

(e)	Only Unitholders whose Units are so recorded on the Register shall be entitled to receive distributions and to exercise or enjoy the rights of Unitholders hereunder. The Person registered as a Unitholder on the Register shall be treated as the owner of such Unit for all purposes, including payment of any distributions, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders. Accordingly, the Manager shall not be bound to recognize any transfer or attempted transfer, pledge or other disposition of a Unit, or any equitable or other claim with respect thereto, whether or not the Trust or the Manager shall have actual or other notice thereof, until such Unit shall have been transferred on the Register as herein provided.

17.3	Auditors

The Manager hereby confirms that a firm of qualified chartered accountants has been appointed as the auditors of the Trust (the “Auditors”). Subject to Section 21.3 hereof, the Manager may from time to time, with the prior consent of the Independent Review Committee, and after providing notice to the Unitholders and the Trustee, appoint another firm of chartered accountants qualified to practice in the Province of Ontario to act as the Auditors. The Auditors shall make a report to the Manager and the Unitholders on the annual financial statements of the Trust and fulfill such other responsibilities as they may properly be called upon to assume. Any such report shall be reviewed by the Manager, and if acceptable to the Manager shall be approved by the Manager (and if required, shall be signed by the Manager to evidence such approval) on behalf of the Trust. The Auditors shall have access to all records relating to the affairs of the Trust including the relevant records of the Manager, the Trustee, any Investment Manager, the Bullion Custodian, the Custodian, any sub-custodians, the Registrar and Transfer Agent and the Valuation Agent, subject to any confidentiality and/or privacy requirements that may apply in the circumstances.

17.4	Valuation Agent

The Manager shall appoint a valuation agent for the Trust (the “Valuation Agent”). The Valuation Agent shall act in accordance with the terms and conditions of the Valuation Services Agreement including, but not limited to, that the Valuation Agent, in carrying out its duties and obligations as Valuation Agent, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

17.5	Custodian of Bullion

The Manager shall appoint the Bullion Custodian to hold the Bullion. The Bullion Custodian shall hold the Bullion in accordance with the terms and conditions of the Storage Agreement including, but not limited to, that the Bullion Custodian, in carrying out its duties and obligations as Bullion Custodian, must exercise:

(a)	the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, or

(b)	at least the same degree of care as the Bullion Custodian exercises with respect to its own property of a similar kind, if this is a higher standard of care than the degree of care referred to in Subsection 17.5(a).

K - 60

17.6	Custodian of Trust Property Other Than Bullion

(a)	The Trustee shall be the Custodian of the Trust Property other than the Bullion. In carrying out its duties and obligations as Custodian, the Trustee shall exercise: (i) the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; or (ii) at least the same degree of care as the Trustee exercises with respect to its own property of a similar kind in the relevant market, if this is a higher degree of care than the degree of care referred to above.

(b)	Notwithstanding any other provision herein, the Trustee shall not be responsible for the holding or control of any Trust Property that is not directly held by the Trustee or its appointed sub-custodians, including any assets pledged or loaned to a third party or the Bullion held with the Bullion Custodian.

(c)	The Manager, in accordance with Applicable Law and with the consent of the Trustee, shall have the authority to appoint a replacement or an additional custodian of the Trust Property other than the Bullion and to make contractual arrangements for that purpose. In the event any Person other than the Trustee is appointed Custodian of such Trust Property, the contract with any such custodian may include provisions whereby the Manager may give instructions directly to that custodian concerning the investment of such Trust Property and that custodian may act thereon without approval by the Trustee. The Trustee shall be under no obligation to supervise and shall have no responsibility or liability for acts of omission or commission of any such custodian under such arrangements where the Trustee is not the custodian.

(d)	On the direction of the Manager, the Trustee shall register such Trust Property held by it at any time in its own name as trustee of the Trust or in the name or names of nominees, including any sub-custodians appointed by the Trustee, CDS, DTC or in bearer form. The Trustee is hereby expressly empowered to keep such Trust Property, wholly or partly, in its principal office or in any one or more of its branches in any province of Canada or at the office of any sub-custodian, including itself or its Affiliates, to hold securities constituting such Trust Property through the facilities of CDS or DTC or any other domestic or foreign depository or clearing agency which is duly authorized to operate a book-based system (including a transnational book-based system) in the country, province, state or political subdivision of any country in which such depository or clearing agency is located (provided that such depositories or clearing agencies shall not be deemed to be agents or sub-custodians of the Trustee), all as the Trustee may determine so long as such Trust Property at all times is kept distinct from the assets of the Trustee and those of its sub-custodians, nominees or any other Person in the registers and other books of account kept by the Trustee or such Persons.

(e)	Where such Trust Property is issued in bearer form, such Trust Property shall be designated or segregated by the Trustee or sub-custodian or their respective nominees so as to establish that the beneficial ownership of such Trust Property is vested in the Trustee. Comparable provisions shall be included in any custodianship or sub-custodianship agreements entered into by or under authority of the Custodian. The Trust Property registered in accordance with Subsection 17.6(d) or issued in accordance with this Subsection 17.6(e) shall be recorded in an account with an account number or other designation in the records of the Trustee or the sub-custodian or their respective nominees sufficient to establish that the beneficial ownership of such Trust Property is vested in the Trust.

K - 61

(f)	The Trustee may appoint sub-custodians (who may be affiliated with or otherwise related to the Trustee) and enter into sub-custodianship agreements on terms consistent with this Trust Agreement; provided, however, that written consent to such appointment has been provided by the Manager. For the purposes of this Trust Agreement, such consent is deemed to have been obtained in respect of the appointment of those sub-custodians which are part of the Trustee’s international network of sub-custodians. Further, upon notice to the Manager of the appointment of any additional sub-custodians in the Trustee’s international network, the Manager will be deemed to have consented to such appointment.

(g)	A sub-custodian appointed by the Trustee shall be permitted to appoint a sub-sub-custodian only upon the prior written consent of the Trustee and the Manager, and further provided that adequate provision is made in the sub-custodianship agreement for the Trust, acting directly or through the sub-custodian, to enforce its rights in respect of such Trust Property which is held by the appointed sub-sub-custodian.

(h)	Any sub-custodian appointed by or under the authority of the Trustee shall meet any guideline for acting as a sub-custodian prescribed by Securities Authorities in Canada from time to time (the “Sub-Custodian Guidelines”) and shall execute an agreement in a form that complies with the Sub-Custodian Guidelines. The Trustee shall annually review this Trust Agreement and all sub-custodian agreements to determine if those agreements are in compliance with the Sub-Custodian Guidelines, and shall also make reasonable enquiries as to whether each sub-custodian satisfies the applicable requirements of the Sub-Custodian Guidelines. The Trustee shall make or cause to be made any changes as may be necessary to ensure that this Trust Agreement and the sub-custodian agreements are in compliance with the Sub-Custodian Guidelines, and that all sub-custodians of the Trust satisfy such applicable requirements.

(i)	Where required under Applicable Laws, the Trustee shall, within 60 days following the end of each Fiscal Year of the Trust, advise the Trust in writing of the names and addresses of all sub-custodians of the Trust, whether this Trust Agreement and the sub-custodian agreements are in compliance with the Sub-Custodian Guidelines, and whether, to the best of the knowledge and belief of the Trustee, each sub-custodian satisfies the applicable requirements of the Sub-Custodian Guidelines.

(j)	The Trustee, in its capacity as Custodian, shall account for all such Trust Property received and held by it, shall disburse or retain any income received thereon and/or capital pursuant to directions from the Manager and shall provide monthly statements of the account in such format as may be agreed to by the parties. Additional statements which are required to satisfy the requirements of any regulatory or administrative agencies will also be provided as requested by, and at the expense of, the Manager. The Manager will within 30 days following the issue date of any such statement give the Trustee written notice of any alleged omissions from or additions wrongly made to or inaccurate entries in any such statement. The Manager agrees that at the end of the 30-day period, the Trustee shall be fully released and discharged from any liability or accountability to anyone with respect to acts or transactions disclosed in any such statement except as to any alleged errors of which the Manager has identified by giving written notice to the Trustee.

K - 62

(k)	If, in order to provide services to the Manager pursuant to this Trust Agreement, the Trustee is required to engage sub-custodians in certain markets which the Trustee has identified as being high risk and has designated as “Designated Markets” by listing them in Schedule “D” attached hereto. A Designated Market is a market where the risks of engaging a sub-custodian are significantly greater than they would be in more established markets. Notwithstanding any other provision of this Trust Agreement, in such Designated Markets where the Trustee is providing custodial services (whether directly or through a sub-custodian) in respect of the Trust, the Trustee may not be able to accept some of the liabilities or responsibilities which are contemplated by the Trust Agreement. Under the Trust Agreement, the Trustee is responsible for the negligence and wrongful acts of its sub-custodians. However, where the Trustee engages a sub-custodian in a Designated Market, the Manager hereby acknowledges and agrees that the Trustee will not be responsible for the negligence or wrongful acts of such sub-custodians and that such negligence or wrongful acts will not be considered to be a breach by the Trustee of its standard of care or negligence for the purposes of this Trust Agreement. Notwithstanding the aforementioned, the Trustee will continue to accept responsibility for the selection and on-going monitoring of its sub-custodians in all markets, except Designated Markets, in accordance with its standard of care. From time to time, the Trustee may add to or delete markets from the list of Designated Markets attached as Schedule “D” hereto, and the Trustee will provide the Manager with written notice of such changes. The Manager agrees that it will have 60 days from the date of any such notice to raise concerns regarding any new Designated Market which is added to the list. After this 60-day period, that added market will be deemed to be a Designated Market for the purposes of the Trust Agreement. The Manager acknowledges and agrees that it and any Investment Manager are responsible for apprising themselves of the specific risks to the Trust involved in the investment and reinvestment of such Trust Property in all markets in which such Trust Property is located from time to time.

Article 18
REPORTS AND EXECUTION OF DOCUMENTS

18.1	Records

The Manager shall maintain or cause to be maintained appropriate accounting records for the Trust. The accounting records for the Trust shall be open for examination by the Trustee, by the Auditors and by Unitholders or their authorized representatives during normal business hours on any Business Day at the office of the Manager or such other office as the Manager may determine, provided that reasonable notice has been given to the Manager of any such examination.

18.2	Reports to Unitholders

(a)	At the time of investment in Units, a statement shall be issued by the Registrar and Transfer Agent, in such form and on such terms and conditions as the Manager may, in its sole discretion, determine, and such statement will be forwarded to each Unitholder, which statement will indicate the number of Units held by the Unitholder and such other information as may be required by Applicable Laws; provided, however, that the information disclosed on such statements shall always be in accordance with the number of the Unitholder’s Units reflected on the Register.

(b)	The Manager shall cause an audit of the financial statements of the Trust for each Fiscal Year to be made by the Auditors. The financial statements of the Trust so audited shall include such statements as are required by Applicable Laws. A copy of such statements, together with the Auditors’ report thereon, shall be filed with the appropriate Securities Authorities pursuant to Applicable Laws unless and to the extent an exemption from such filing is available under Applicable Laws.

(c)	The Manager shall approve and forward to Unitholders such audited annual financial statements and unaudited interim financial statements as it is required under Applicable Laws to deliver, within the time limits specified under such laws. The Trustee shall not be required to prepare or approve any audited financial statements of the Trust.

K - 63

(d)	In the absence of the filing in writing with the Manager or the Trustee of any objection to the statements or reports supplied in accordance with this Section 18.2 within 90 days of their mailing, Unitholders shall be deemed to have approved such statements or reports and the Trustee and the Manager shall be released, relieved and discharged with respect to all matters and things set forth in the statements and reports (except for such matters or things with reference to which any objection in writing has been filed with the Manager and except for any loss or other diminution of the assets of the Trust resulting from the negligence, wilful misconduct or lack of good faith of the Manager in preparing such statements or reports) as if they had been settled by the decree of a court of competent jurisdiction.

(e)	The Manager shall prepare, file and deliver to Unitholders (if required) all management reports of fund performance and other continuous disclosure documents required by applicable Securities Legislation.

(f)	The Manager will make available to Unitholders as soon as practicable on its website an unaudited schedule of Class Net Asset Value per Unit for each class and series of a class of Units as at the Valuation Time on each Valuation Date.

(g)	No Unitholder shall be entitled to any other accounting with respect to the Trust or the Unitholder’s holding of Units in the Trust, except as may be required by Applicable Laws.

18.3	Material to be Furnished to the Trustee

The Manager will cause to be furnished to the Trustee from time to time, in addition to any other documents required to be furnished hereunder:

(a)	a copy of each of the Disclosure Documents for investment in Units (other than Disclosure Documents filed in connection with the Arrangement);

(b)	a copy of each continuous disclosure document relating to the Trust filed with, furnished or otherwise provided to, any Securities Authority under applicable Securities Legislation;

(c)	on or before 90 days following December 31 of each year, a copy of the audited annual financial statements of the Trust, together with the report of the Auditors thereon;

(d)	on or before 90 days following December 31 of each year, an Annual Certificate of Compliance, substantially in the form set out in Schedule “A” attached hereto, with respect to the Trust;

(e)	on or before 90 days following June 30 in each year, an Interim Certificate of Compliance, substantially in the form set out in Schedule “B” attached hereto, with respect to the Trust; and

(f)	a Certificate of Authorized Signing Authorities, substantially in the form set out in Schedule “C” attached hereto, specifying the names and titles of those Persons authorized to give approvals, consents or directions on behalf of the Manager including specimen signatures of each such Person.

18.4	Documents Requiring Trustee’s Consent

The Manager will provide to the Trustee for its prior written consent draft copies of all agreements, literature, certificates, Disclosure Documents (other than Disclosure Documents filed in connection with the Arrangement), continuous disclosure documents to be filed with Securities Authorities, advertisements, printed matter and other material which contain any reference to the Trustee or which relate to the functions being performed hereunder or which may affect the Trustee, except material which is circulated among or sent to employees, Unitholders and correspondence in the ordinary course of business and which merely reflects in accurate terms, information contained in the then current Disclosure Documents.

K - 64

18.5	Execution of Documents

The Trustee shall have the authority to sign on behalf of the Trust all documents and any documents so signed shall be binding upon the Trust without any further authorization or formality. The Trustee shall have power from time to time to appoint any Person or Persons on behalf of the Trust either to sign documents generally or to sign specific documents.

18.6	Execution of Documents by the Manager

Any approval, consent, direction, order (including, but not limited to, the signing of any Disclosure Documents or Unit Certificate) or request required or permitted by this Trust Agreement to be given or made by the Manager shall (except where otherwise expressly provided herein) be sufficiently given or made if expressed in writing signed in the name of the Manager by its duly authorized representative(s) designated from time to time in writing. If at any time, the Manager shall fail to give or make any such approval, consent, direction, order or request as required by this Trust Agreement and no express provision is made for the action to be taken by the Trustee, the Trustee may act herein without any such approval, consent, direction, order or request, in its sole discretion.

18.7	Material to be Furnished to Unitholders

Subject to Article 21, the Manager will cause to be furnished to the Unitholders and the Trustee any notice of:

(a)	any change to the Investment Policy of the Trust;

(b)	the Manager’s desire to change the Fiscal Year of the Trust;

(c)	any change in the location of the principal office of the Trust;

(d)	any change to the Person designated by the Manager as the Registrar and Transfer Agent or Valuation Agent of the Trust;

(e)	any proposed change to the method of calculation of the Management Fee payable by the Trust;

(f)	any meeting of the Unitholders of the Trust;

(g)	the intention by the Manager to terminate and dissolve or reorganize the Trust; and

(h)	any material amendment to this Trust Agreement, together with a written explanation for the reasons for such amendment.

Article 19
NOTICE

19.1	Notice to Unitholders

Any notice to be given or any document or instrument in writing to be sent to a Unitholder may be effectively given or sent by mailing it to the Unitholder by pre-paid ordinary mail addressed to the address of the Unitholder appearing on the Register referred to in Section 17.2 and shall be conclusively deemed to have been received by the Unitholder on the fifth Business Day after it was so mailed; provided that accidental failure to give notice to any Unitholder shall not affect any action taken pursuant to such notice.

K - 65

19.2	Methods of Communication

Any notice to be given or any document or instrument in writing to the Trustee or the Manager (including for greater certainty, all directions and instructions) must be given through one of the following methods of communication:

(a)	personal or courier delivery;

(b)	facsimile (in accordance with the Manager’s guidelines);

(c)	S.W.I.F.T.;

(d)	one of the Trustee’s secured client access channels;

(e)	directly between electromechanical or electronic terminals (other than the internet or unsecured lines of communication);

(f)	telephone (subject to Sections 19.4, 19.5 and 19.7); or

(g)	internet (subject to Sections 19.6 and 19.7).

Communications should be addressed, as applicable, as follows:

in the case of the Trustee:

RBC Investor Services Trust

155 Wellington Street West, 2nd Floor

RBC Centre

Toronto, Ontario

M5V 3L3

Attention:	Director or Senior Manager, Client Management – Funds

Telephone:	(416) 974-5273
Facsimile:	(416) 955-1240

in the case of the Manager:

Sprott Asset Management LP

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2700, P.O. Box 27

Toronto, Ontario

M5J 2J1

Attention:	Chief Compliance Officer

Telephone:	(416) 943-4065
Facsimile:	(416) 943-6497

K - 66

or at such other address and number as the party to whom such communication is to be given shall have last notified the party giving the same in the manner provided in this section.

19.3	Deemed Delivery

Pursuant to Section 19.2:

(a)	any communication delivered personally shall be deemed to have been given and received on the day it is so delivered (or if that day is not a Business Day, on the next succeeding Business Day); and

(b)	any communication given by facsimile, S.W.I.F.T., secured client access channels, directly between electromechanical or electronic terminals (other than the internet or unsecured lines of communication) or the internet (subject to Sections 19.6 and 19.7) shall be deemed to have been given and received on the Business Day it is transmitted provided that it was received before 3:00 p.m. (Toronto time) and, if received after 3:00 p.m. (Toronto time), it shall be deemed to have been given and received on the Business Day following the day of transmission provided in each case that confirmation of transmission is available from the party giving the communication.

19.4	Telephone Directions

With respect to telephone directions, the Manager shall endeavor to forward directions (other than by telephone) confirming such telephone directions on the same day that such verbal directions are given to the Trustee. The fact that such confirming directions are not received or that contrary directions are received by the Trustee shall in no way affect the validity of transactions effected by the Trustee on the basis of the telephone directions.

19.5	Telephone Communications

The Manager agrees that some or all telephone conversations between the parties, including directions or communication given by telephone, may be recorded by the Trustee and that, in the event of any disagreement as to the content of any directions or communication given by telephone, such recording shall be conclusive and determinative of the contents of the directions or communication.

19.6	Internet

The Manager agrees and confirms, in connection with the services provided by the Trustee to the Trust, that the Trustee may forward reports and information to the Manager and/or to the Manager’s authorized agents, and may receive and act upon communications and instructions (including, without limitation, directions) received from the Manager and/or the Manager’s authorized agents through the use of such form of electronic means of communications (including the internet which is not a secure means of communication) as may be agreed to from time to time in writing. Without limiting the terms of this Trust Agreement, the Manager agrees and acknowledges that the Trustee shall bear no responsibility or liability whatsoever for any errors and omissions, or direct, indirect or consequential losses or damages that are attributable to the use of the internet for the purposes set out herein and resulting or arising from viruses or worms, or the interception, tampering or breach of confidentiality of data or information transmitted which is not encrypted and authenticated in accordance with the Trustee’s encryption standards.

19.7	Verification

(a)	All directions and instructions shall be given in one of the methods authorized by Section 19.2 and shall be given by authorized officer(s) of the Manager and of any other Person(s) or representative(s) including any Investment Manager appointed by the Manager and authorized to act on behalf of the Manager.

K - 67

(b)	Without limiting the provisions of this Trust Agreement and subject to Subsection 11.2(a) and Section 19.6 hereof, the Manager also agrees that the Trustee may rely and act upon any instructions or directions received from authorized officer(s) of the Manager and of any other Person(s) or representative(s) including any Investment Manager appointed by the Manager and authorized to act on behalf of the Manager without the Trustee having to take any further actions of any kind to verify or otherwise ascertain the validity of such instructions or directions except to verify such personnel is duly authorized by the Manager in accordance with the Certificate of Authorized Signing Authorities then on file with the Trustee, and any such instructions or directions shall be binding on the Manager on whose behalf the instructions or directions shall have been given. The Trustee shall be entitled to rely solely on such certificate then on file without further inquiry for verification purposes.

Article 20
ARRANGEMENT WITH CFCL

20.1	Arrangement with CFCL

Notwithstanding any other provision hereof, the Trust, the Trustee and/or the Manager shall have the power to take such acts as are determined by the Manager to be necessary or appropriate to give effect to the Arrangement and to execute such instruments as may be necessary and desirable to do so, and in this respect the Manager and each director and officer of the Manager are irrevocably approved, constituted, appointed and authorized as the true and lawful agents, attorneys and attorneys-in-fact of the Trust (including the Trustee in its role as trustee of the Trust) with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name and on behalf of the Trust (including the Trustee in its role as trustee of the Trust) in respect of such acts.

Article 21
AMENDMENTS

21.1	Non-Material Amendments

(a)	Any provision of this Trust Agreement may be amended, deleted, expanded or varied by the Manager, with the approval of the Trustee, upon notice to Unitholders in accordance with Section 21.4, if the amendment, in the opinion of Counsel for either the Trustee or the Manager, does not constitute a material change and does not relate to any of the matters specified in Section 21.2, but no amendment under this Section 21.1 shall be made which adversely affects the pecuniary value of the interest of any Unitholder or restricts any protection provided to the Trustee or increases the responsibilities of the Trustee hereunder.

(b)	This Trust Agreement may also be amended by the Manager without the approval of, or notice to, Unitholders for the following purposes:

(i)	to remove any conflicts or other inconsistencies which may exist between any terms of this Trust Agreement and any provisions of any Applicable Law affecting the Trust;

(ii)	to make any change or correction in this Trust Agreement which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

K - 68

(iii)	to bring this Trust Agreement into conformity with Applicable Laws, rules and policies of Securities Authorities, stock exchanges on which the Units are listed or with current practice within the securities industry, provided that any such amendment does not adversely affect the rights, privileges or interests of any Unitholder;

(iv)	to maintain, or permit the Manager to take such steps as may be desirable or necessary to maintain, the status of the Trust as a “mutual fund trust” for the purposes of the Tax Act; or

(v)	to provide added protection or benefit to Unitholders.

21.2	Unitholder Approval

(a)	Subject to Subsections 21.2(b), (c) and (d) hereof, certain matters relating to the Trust require approval by the Unitholders. Such approval must be given at a meeting duly called for that purpose or by written resolution pursuant to Article 16. Any provision of this Trust Agreement may be amended, deleted, expanded or varied with the approval of the Unitholders for the following purposes by resolution passed by an Ordinary Resolution, other than Clauses 21.2(a)(i) and (ii) which require approval of Unitholders by an Extraordinary Resolution:

(i)	a change in the fundamental investment objective of the Trust;

(ii)	a change in the investment and operating restrictions of the Trust, unless such change or changes are necessary to ensure compliance with Applicable Laws or other requirements imposed from time to time by Securities Authorities or stock exchanges on which the Units are listed;

(iii)	any change in the basis of calculating a fee or expense that is charged to the Trust or directly to its Unitholders by the Trust or the Manager in connection with the holding of Units which could result in an increase in charges to the Trust or to its Unitholders;

(iv)	the introduction of a fee or expense to be charged to the Trust or directly to its Unitholders by the Trust or the Manager in connection with the holding of Units which could result in an increase in charges to the Trust or to its Unitholders;

(v)	a reduction in the frequency of calculating the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value or the Class Net Asset Value per Unit;

(vi)	a change in the Manager, unless the successor manager is an Affiliate of the current Manager or the successor manager occurs primarily as a result of a Manager Reorganization;

(vii)	the Trust undertakes a reorganization with, or transfers its assets to, another investment fund, if

(A)	the Trust ceases to continue after the reorganization or transfer of assets, and

(B)	the transaction results in the Unitholders becoming unitholders in the other investment fund;

K - 69

(viii)	the Trust undertakes a reorganization with, or acquires assets from, another investment fund, if

(A)	the Trust continues after the reorganization or acquisition of assets,

(B)	the transaction results in the unitholders of the other investment fund becoming Unitholders in the Trust, and

(C)	the transaction would be a material change to the Trust; or

(ix)	to create one or more new classes or series of Units and make consequential amendments to the Trust Agreement related thereto.

(b)	Despite Subsection 21.2(a), the approval of Unitholders is not required to be obtained for a change referred to in Clause 21.2(a)(iii) if

(i)	the Trust is at arm’s length to the Person charging the fee or expense to the Trust which is changed,

(ii)	the Disclosure Documents disclose that, although the approval of Unitholders will not be obtained before making the change, Unitholders will be sent a written notice at least 60 days before the effective date of the change that is to be made which could result in an increase in charges to the Trust, and

(iii)	the notice referred to in Clause 21.2(b)(ii) is sent 60 days before the effective date of the change.

(c)	Despite subsection 21.2(a), the approval of Unitholders is not required to be obtained for a change referred to in clause 21.2(a)(vii) if

(i)	the Independent Review Committee has approved the change in accordance with NI 81-107,

(ii)	the Trust is being reorganized with, or its assets are being transferred to, another investment fund to which NI 81-102 and NI 81-107 apply and that is managed by the Manager or its Affiliate,

(iii)	the reorganization or transfer of assets of the Trust complies with the criteria set forth in NI 81-102,

(iv)	the Disclosure Documents disclose that, although the approval of Unitholders will not be obtained before making the change, Unitholders will be sent a written notice at least 60 days before the effective date of the change, and

(v)	the notice to Unitholders referred to in Clause 21.2(c)(iv) is sent 60 days before the effective date of the change.

(d)	Any reorganization or transfer of assets pursuant to Clauses 21.2(a)(vii) or (viii) above, including a transaction approved by the Independent Review Committee pursuant to Clause 21.2(c)(i), must satisfy the following criteria:

(i)	the reorganization of the Trust with another investment fund or the transfer of assets must be accomplished on a tax-deferred rollover basis for Unitholders and for unitholders of the other investment fund and must be a tax-deferred transaction for U.S. federal income tax purposes for U.S. Unitholders and for unitholders of the other investment fund;

K - 70

(ii)	the investment fund with which the Trust is reorganized or which receives the Trust’s assets: (A) is classified as a corporation for U.S. federal income tax purposes, (B) does not take any action inconsistent with its classification as a corporation for U.S. federal income tax purposes, and (C) does not elect to be treated as an entity other than a corporation for such purposes; and

(iii)	the investment fund surviving the reorganization or the transfer of assets: (A) within 45 days from the end of each taxable year of the investment fund, determines, or causes to be determined, whether the investment fund was a PFIC in such taxable year, (B) provides or causes to be provided to unitholders of the investment fund all information necessary to enable unitholders or beneficial owners of units of the investment fund, as applicable, to elect to treat the investment fund as a QEF for U.S. federal income tax purposes and to comply with any reporting or other requirements incident to such election, and (C) within 45 days from the end of each taxable year of the investment fund in which the investment fund is a PFIC, provides, or causes to be provided, to unitholders or beneficial owners of units of the investment fund, as applicable, a completed “PFIC Annual Information Statement” as required by U.S. Treasury Regulations Section 1.1295-1(g) and otherwise complies with the applicable requirements of the U.S. Treasury Regulations.

(e)	In addition, any material amendment, modification or variation in the provisions of, or rights attaching to, a particular class or series of a class of Units must be approved by an Extraordinary Resolution of the Unitholders of that class or series of a class of Units, as the case may be.

21.3	Change of Auditors

The Auditors appointed by the Manager pursuant to Section 17.3 may not be changed unless:

(a)	the Independent Review Committee has approved the change of Auditors in accordance with NI 81-107;

(b)	the Disclosure Documents disclose that, although the approval of Unitholders will not be obtained before making the change, Unitholders will be sent a written notice at least 60 days before the effective date of the change; and

(c)	the notice to Unitholders referred to in Subsection 21.3(b) is sent 60 days before the effective date of the change.

21.4	Notice to Unitholders

Notice of any amendment under Section 21.1 shall be given in writing to Unitholders and any such amendment shall take effect on a date to be specified therein, which date shall be not less than 60 days after notice of the amendment is given to Unitholders, except that the Manager and the Trustee may agree that any amendment pursuant to Section 21.1 shall become effective at an earlier date if, in the opinion of the Manager and the Trustee, an earlier date is desirable, provided such amendment does not adversely affect the rights, privileges or interests of any Unitholder.

K - 71

21.5	Approval of Trustee

In addition, the approval of the Trustee is also required for any amendment to this Trust Agreement if the amendment restricts any protection provided to the Trustee or impacts the responsibilities of the Trustee hereunder.

Article 22
TERMINATION OF THE TRUST

22.1	Termination of the Trust

The Trust will be terminated and dissolved in the event of any of the following:

(a)	there are no outstanding Units;

(b)	the Trustee resigns or is removed and no successor trustee is appointed by the Manager within the time limit prescribed in Section 13.4 hereof;

(c)	the Manager resigns and no successor manager is appointed by the Manager and approved by Unitholders within the time limit prescribed in Section 14.1 hereof; or

(d)	a Termination Event occurs.

22.2	Notice of Termination

The Manager may at any time terminate and dissolve the Trust if, in the opinion of the Manager, after consulting with the Independent Review Committee, the Net Asset Value of the Trust has been reduced such that it is no longer economically feasible to continue the Trust and it would be in the best interests of the Unitholders to terminate the Trust, by giving to the Trustee and each then Unitholder written notice of its intention to terminate at least 90 days before the effective date on which the Trust is to be terminated. To the extent such termination of the Trust in the discretion of the Manager may involve a matter that would be a “conflict of interest” matter as set forth under NI 81-107, the matter will be referred by the Manager to the Independent Review Committee for its recommendation.

22.3	Effect of Termination

(a)	In the event of the winding-up of the Trust, the rights of Unitholders to require redemption of any or all of their Units shall be suspended, and the Manager or, in the event of Subsection 22.1(d), such other Person appointed by the Trustee, the Unitholders or a court of competent jurisdiction, as the case may be, shall make appropriate arrangements for converting the investments of the Trust into cash, and the Trustee shall proceed to wind-up the affairs of the Trust in such manner as seems to it to be appropriate. The assets of the Trust remaining after paying or providing for all obligations and liabilities of the Trust shall be distributed among the Unitholders named in the Register as at 4:00 p.m. (Toronto time) on the effective date on which the Trust is to be terminated in accordance with Article 22 hereof. Distributions of Net Income and Net Realized Capital Gains shall, to the extent not inconsistent with the orderly realization of the assets of the Trust, continue to be made in accordance with this Trust Agreement until the Trust has been wound up.

(b)	Notwithstanding the foregoing, if a notice of termination has been given by the Manager and if authorized by the vote of Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Units as determined in accordance with this Trust Agreement, the assets of the Trust may be, in the event of the winding-up the Trust, distributed to the Unitholders on the termination of the Trust in specie in whole or in part, and the Trustee shall have complete discretion to determine the assets to be distributed to any Unitholder and their values for distribution purposes.

K - 72

(c)	If after a period of six months from the effective date on which the Trust was terminated, the Registrar and Transfer Agent is unable to locate the owner of any Units as shown on the Register, such amount as would be distributed to such Unitholder shall be deposited by the Registrar and Transfer Agent in an account in a chartered bank or trust company (including the Trustee) in Canada in the name and to the order of such Unitholder upon presentation by such Unitholder of sufficient information determined by the chartered bank or trust company to be appropriate to verify such Unitholder’s entitlement to such amount. Upon such deposit being made, the Units represented thereby shall be cancelled and the Registrar and Transfer Agent, the Manager and the Trustee shall thereupon be released from any and all further liability with respect to such moneys. Thereafter the Unitholder shall have no rights as against the Registrar and Transfer Agent, the Manager or the Trustee to such moneys or an accounting therefor.

22.4	Termination of Trust Agreement

Upon termination and dissolution of the Trust pursuant to this Article 22, this Trust Agreement shall terminate and all of the assets of the Trust shall be distributed in accordance with Section 22.3 above.

Article 23
INVESTMENT POLICY

23.1	Investment Objective

The Trust was created to participate in the Arrangement and to subsequently invest and hold substantially all of its assets in physical gold bullion and physical silver bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion and physical silver bullion without the inconvenience that is typical of a direct investment in physical gold bullion and physical silver bullion. The Trust does not anticipate making regular cash distributions to Unitholders.

23.2	Investment Strategy

The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and physical silver bullion and will not speculate with regard to short-term changes in gold and silver prices.

23.3	Investment and Operating Restrictions

The investment activities of the Trust are intended to be conducted in accordance with, among other things, the following investment and operating restrictions and they provide that the Trust:

(a)	will invest in and hold a minimum of 90% of the total net assets of the Trust in physical gold and silver bullion in London Good Delivery bar form and hold no more than 10% of the total net assets of the Trust, at the discretion of the Manager, in physical gold and silver bullion (in London Good Delivery Bar form or otherwise), gold or silver coins, debt obligations of or guaranteed by the Government of Canada or a province of Canada or by the Government of the United States of America or a state thereof, short-term commercial paper obligations of a corporation or other person whose short-term commercial paper is rated R-1 (or its equivalent, or higher) by Dominion Bond Rating Service Limited or its successors or assigns or F1 (or its equivalent, or higher) by Fitch Ratings or its successors or assigns or A-1 (or its equivalent, or higher) by Standard & Poor’s or its successors or assigns or P-1 (or its equivalent, or higher) by Moody’s Investor Service or its successors or assigns, interest-bearing accounts and short-term certificates of deposit issued or guaranteed by a Canadian chartered bank or trust company, money market mutual funds, short-term government debt or short-term investment grade corporate debt, cash or other short-term debt obligations approved by the Manager from time to time (for the purpose of this paragraph, the term “short-term” means having a date of maturity or call for payment not more than 182 days from the date on which the investment is made), except during the 60-day period following the closing of additional offerings or prior to the distribution of the assets of the Trust;

K - 73

(b)	will not invest in gold or silver certificates or other financial instruments that represent gold or silver or that may be exchanged for gold or silver;

(c)	will store all physical gold and silver bullion owned by the Trust at the Bullion Custodian or in the treasury vaults of a Schedule I Canadian chartered bank or an Affiliate or division thereof in Canada on a fully allocated basis, provided that the physical gold and silver bullion held in London Good Delivery bar form may be stored with a custodian only if the physical gold and silver bullion will remain London Good Delivery while with that custodian;

(d)	will not hold any property described in paragraphs (a) and (c) through (k) (inclusive) of the definition of “taxable Canadian Property” in subsection 248(1) of the Tax Act;

(e)	will not purchase, sell or hold derivatives;

(f)	will not issue Units following the Effective Date except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated Net Asset Value per Unit prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution;

(g)	will ensure that no part of the stored physical gold and silver bullion may be delivered out of safekeeping by the Bullion Custodian or, if the physical gold and silver bullion is held by another custodian, that custodian, without receipt of an instruction from the Manager in the form specified by the Bullion Custodian or such other custodian indicating the purpose of the delivery and giving direction with respect to the specific amount;

(h)	will ensure that no director or officer of the Manager or the Manager’s general partner, or representative of the Trust or the Manager will be authorized to enter into the physical gold and silver bullion storage vaults without being accompanied by at least one representative of the Bullion Custodian or, if the physical gold and silver bullion is held by another custodian, that custodian, as the case may be;

(i)	will ensure that the physical gold and silver bullion remains unencumbered;

(j)	will inspect or cause to be inspected the stored physical gold and silver bullion periodically on a spot inspection basis and, together with a representative of the Auditors, physically audit each bar annually to confirm the bar number;

(k)	will not guarantee the securities or obligations of any Person other than the Manager, and then only in respect of the activities of the Trust;

(l)	in connection with requirements of the Tax Act, will not make or hold any investment that would result in the Trust failing to qualify as a “mutual fund trust” within the meaning of the Tax Act;

K - 74

(m)	in connection with requirements of the Tax Act, will not invest in any security that would be a tax shelter investment within the meaning of section 143.2 of the Tax Act;

(n)	in connection with requirements of the Tax Act, will not invest in the securities of any non-resident corporation, trust or other non-resident entity (or of any partnership that holds such securities) if the Trust (or the partnership) would be required to include any significant amount in income under sections 94, 94.1 or 94.2 of the Tax Act;

(o)	in connection with requirements of the Tax Act, will not invest in any security of an issuer that would be a foreign affiliate of the Trust for purposes of the Tax Act; and

(p)	in connection with requirements of the Tax Act, will not carry on any business and make or hold any investments that would result in the Trust itself being subject to the tax for SIFT trusts as provided for in section 122 of the Tax Act.

23.4	Investment and Reinvestment by the Trust

The Trust and the Manager shall not, in carrying out investment activities, be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees, and shall be entitled to vary the investments of the Trust, but shall be limited by any Investment Policy contained herein and the Applicable Laws to which the Trust is subject.

Article 24
GENERAL

24.1	Compliance with Law and Policy

It shall be the responsibility of the Manager to ensure that this Trust Agreement, the Disclosure Documents and all regulatory filings of the Trust and any distribution of Units comply with all Applicable Laws. To this end, the Manager, on behalf of a Trust, shall take such action and execute such deeds and documents as may be necessary or desirable to be filed with appropriate Securities Authorities on behalf of the Trust.

24.2	Governing Law

This Trust Agreement and the trust hereby created shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario. The responsibilities of the Trustee shall be principally performed from its office at Toronto, Ontario unless otherwise agreed by the Manager and the Trustee.

24.3	Computation of Time

In computing the date when notice must be given under any provision of this Trust Agreement requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

24.4	Omissions and Errors

The accidental omission to give any notice to any Unitholder, the Trustee, the Manager or the Auditors or the non-receipt of any notice by any such Person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

K - 75

24.5	Time

Time shall be of the essence of this Trust Agreement.

24.6	Counterparts and Facsimile

This Trust Agreement may be executed by any party to this Trust Agreement by such party signing a counterpart of this Trust Agreement, and such counterparts together shall constitute a single instrument. This Trust Agreement may be executed for acceptance by facsimile transmission, and the parties agree to exchange original executed copies within five Business Days following such acceptance.

24.7	Complete Agreement

This Trust Agreement and all schedules attached hereto supersede and replace all prior negotiations and agreements made between the parties to this Trust Agreement, whether oral or written and contain the entire understanding between the parties with respect to the subject matter of this Trust Agreement. The parties agree to the correction of any clerical error in this Trust Agreement as clarified by the drafting solicitor acting reasonably.

24.8	Severability

If any provision of this Trust Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect (i) the legality, validity or enforceability of the remaining provisions of this Trust Agreement or (ii) the legality, validity or enforceability of that provision in any other jurisdiction.

24.9	Inspection of Documents

This Trust Agreement shall be open to inspection by Unitholders and any agent, consultant or creditor of the Trust on a need to know basis as determined by the Manager, acting reasonably, and, upon written request from any Unitholder, the Manager shall as quickly as reasonably possible furnish such Unitholder with a copy hereof.

IN WITNESS WHEREOF the parties have caused this Trust Agreement to be executed by their respective duly authorized officers effective as of the day and year first above written.

Witness to the signature of:	●, Settlor

K - 76

SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC., in its capacity as the Manager of the Trust

By:
John Ciampaglia Chief Executive Officer

By:
Kevin Hibbert Chief Financial Officer

We have the authority to bind the Manager.

RBC INVESTOR SERVICES TRUST, in its capacity as the Trustee of the Trust

By:
[Name] [Title]

By:
[Name] [Title]

We have the authority to bind the Trustee.

K - 77

Schedule “A”
ANNUAL CERTIFICATE OF COMPLIANCE

TO:	RBC INVESTOR SERVICES TRUST (the “Trustee”), in its capacity as the trustee of Sprott Physical Gold and Silver Trust

In accordance with the terms of a trust agreement dated as of ●, 2017, as the same may be further amended, restated, supplemented or replaced from time to time (the “Trust Agreement”), relating to Sprott Physical Gold and Silver Trust (the “Trust”), Sprott Asset Management LP (the “Manager”) was appointed the manager of the Trust. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Trust Agreement.

With respect to the Manager and the Bullion Custodian, as applicable, the Manager hereby certifies and confirms that with respect to the 12 month period ending December 31, 20___, to the best of its knowledge and belief:

(a)	All investments of the Trust are in compliance with the Investment Policy and other investment-related information disclosed in the Trust Agreement and the Disclosure Documents, and are in compliance with any other regulatory restriction or policy applicable to investments by the Trust.

(b)	The Manager has complied with its obligations specifically relating to the Bullion as set out in the Trust Agreement including, for greater certainty, the Investment Policy.

(c)	The Bullion Custodian has been appointed pursuant to the terms of a Storage Agreement or custodial agreement that complies with all requirements in Part 6 of NI 81-102.

(d)	In accordance with the Disclosure Documents and the Trust Agreement, the authenticity of all Bullion held for the Trust by the Bullion Custodian is still verified as containing between 350 to 430 troy ounces per London Good Delivery bar of gold and between 750 to 1,000 troy ounces per London Good Delivery bar of silver and all such bars retain their London Good Delivery status with no less than the required minimum fineness related thereto as determined by the London Bullion Market Association from time to time.

(e)	The Bullion Custodian maintains adequate insurance coverage appropriate for, and consistent with, other custodians of Bullion in the relevant markets where the Bullion is held and the Bullion Custodian will not cancel such insurance except upon 30 days prior notice to the Manager. The material details of such insurance have been disclosed in the Disclosure Documents.

(f)	All of the Bullion owned by the Trust is stored and held by the Bullion Custodian on an unencumbered and fully allocated basis in appropriate vault facilities verified by the Manager to be appropriate to hold and store the Bullion in the relevant markets where the Bullion is held, and there are no current storage constraints at the facilities of the Bullion Custodian.

(g)	The Bullion Custodian maintains proper records, procedures and internal controls and safeguards relating to the holding and storage, recording, access to, and release of, the Bullion.

(h)	The Auditors will be present during, and will verify a physical count of all of the Bullion owned by the Trust at least once every calendar year at the Bullion Custodian’s premises and books and records will be open for inspection and audit by the Auditors at least once per calendar year.

K - A - 1

(i)	There are no material litigation, claims, fraud or audit issues presently outstanding against the Bullion Custodian which have not been previously disclosed to the Trustee.

(j)	The Bullion Custodian continues to be a financially viable company in compliance with all Applicable Laws and in good standing with any regulatory authority and/or governing body having jurisdiction over its corporate status, affairs and related services, including the handling and storage of Bullion.

(k)	The Bullion Custodian continues to act as the custodian of the Bullion owned by the Trust as of the date hereof.

(l)	All confirmations, quarterly statements, tax receipts, and annual and interim financial statements of the Trust have been delivered to Unitholders as required under Applicable Laws.

(m)	All regulatory filings required to be made by the Trust, such as the annual and interim financial statements of the Trust, have been completed.

(n)	All regulatory filings required to be made by the Manager, including annual renewals of its securities registration under Applicable Laws, have been completed. The Manager is not under investigation by any regulatory authority.

(o)	The Manager has complied with all of its obligations under Applicable Laws applicable to it and its duties and responsibilities under the Trust Agreement.

(p)	There is no litigation pending against the Manager or the Trust which has not already been disclosed to the Trustee.

(q)	The distribution of the Units by the Manager or its selling agents is in compliance with Applicable Laws and regulatory requirements.

(r)	All subscriptions, notices of redemption or transfers of Units were accepted by the Manager prior to the Valuation Time.

(s)	The audited annual financial statements and the unaudited interim financial statements of the Trust have been prepared and are complete, accurate and approved as required.

(t)	All documentation required to be forwarded to the Trustee by the Manager has been so forwarded (including, for greater certainty, annual and interim financial statements of the Trust, including auditors report thereon, as applicable, both external and internal, statements of holdings of the Trust and internal control documents).

(u)	The Manager has, on a regular basis, but not less frequently than monthly, reviewed the investments of the Trust to ensure, where applicable, that the Trust continues to qualify as a registered investment under the Tax Act.

(v)	The Manager has, on a regular basis, but not less frequently than monthly, where applicable, reviewed the investments of the Trust to determine if the Trust is subject to penalty taxes imposed by Part X.2 of the Tax Act on certain investments made by a registered investment.

(w)	The Trust qualifies as a “unit trust” pursuant to subsection 108(2) of the Tax Act and a “mutual fund trust” pursuant to subsection 132(6) of the Tax Act.

K - A - 2

(x)	The Manager has provided to the Trustee all necessary information to enable the Trustee to accurately complete the tax return(s) of the Trust by March 31 (or March 30 in the case of a leap year) of each year or, alternatively, if the Trustee has not itself prepared and filed the tax return(s) of the Trust, the Manager has provided a copy of such tax return(s) of the Trust to the Trustee.

(y)	Current certified copies of the Manager’s signing authorities have been provided to the Trustee and may be relied upon by the Trustee.

(z)	The Manager shall promptly inform the Trustee should the Trust fail to comply with any restrictions and conditions hereto.

K - A - 3

(aa)	DATED this ________ day of __________________________, ______.

SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC., in its capacity as the Manager of the Trust

By:
John Ciampaglia Chief Executive Officer

By:
Kevin Hibbert Chief Financial Officer

K - A - 4

Schedule “B”
INTERIM CERTIFICATE OF COMPLIANCE

TO:	RBC INVESTOR SERVICES TRUST (the “Trustee”), in its capacity as the trustee of Sprott Physical Gold and Silver Trust

In accordance with the terms of a trust agreement dated as of ●, 2017, as the same may be further amended, restated, supplemented or replaced from time to time (the “Trust Agreement”), relating to Sprott Physical Gold and Silver Trust (the “Trust”), Sprott Asset Management LP (the “Manager”) was appointed the manager of the Trust. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Trust Agreement.

With respect to the Manager and the Bullion Custodian, as applicable, the Manager hereby certifies and confirms that with respect to the six month period ending June 30, 20___ , to the best of its knowledge and belief:

(a)	The Manager has complied with its obligations specifically relating to the Bullion as set out in the Trust Agreement including, for greater certainty, the Investment Policy.

(b)	The Bullion Custodian has been appointed pursuant to the terms of a Storage Agreement or custodial agreement that complies with all requirements in Part 6 of NI 81-102.

(c)	In accordance with the Disclosure Documents and the Trust Agreement, the authenticity of all Bullion held for the Trust by the Bullion Custodian is still verified as containing between 350 to 430 troy ounces per London Good Delivery bar of gold and between 750 to 1,000 troy ounces per London Good Delivery bar of silver and all such bars retain their London Good Delivery status with no less than the required minimum fineness related thereto as determined by the London Bullion Market Association from time to time.

(d)	The Bullion Custodian maintains adequate insurance coverage appropriate for, and consistent with, other custodians of Bullion in the relevant markets where the Bullion is held and the Bullion Custodian will not cancel such insurance except upon 30 days prior notice to the Manager. The material details of such insurance have been disclosed in the Disclosure Documents.

(e)	All of the Bullion owned by the Trust is stored and held by the Bullion Custodian on an unencumbered and fully allocated basis in appropriate vault facilities verified by the Manager to be appropriate to hold and store the Bullion in the relevant markets where the Bullion is held, and there are no current storage constraints at the facilities of the Bullion Custodian.

(f)	The Bullion Custodian maintains proper records, procedures and internal controls and safeguards relating to the holding and storage, recording, access to, and release of, the Bullion.

(g)	The Auditors will be present during, and will verify a physical count of all of the Bullion owned by the Trust at least once every calendar year and the Bullion Custodian’s premises and books and records will be open for inspection and audit by the Auditors at least once per calendar year.

(h)	There are no material litigation, claims, fraud or audit issues presently outstanding against the Bullion Custodian which have not been previously disclosed to the Trustee.

K - B - 1

(i)	The Bullion Custodian continues to be a financially viable company in compliance with all Applicable Laws and in good standing with any regulatory authority and/or governing body having jurisdiction over its corporate status, affairs and related services, including the handling and storage of Bullion.

(j)	The Bullion Custodian continues to act as the custodian of the Bullion owned by the Trust as of the date hereof.

DATED this _____ day of _____________________________ , ______.

SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC., in its capacity as the Manager of the Trust

By:
John Ciampaglia Chief Executive Officer

By:
Kevin Hibbert Chief Financial Officer

K - B - 2

Schedule “C”
CERTIFICATE OF AUTHORIZED SIGNING AUTHORITIES

[To be attached hereto]

K - C - 1

Schedule “D”
LIST OF DESIGNATED MARKETS

Argentina

Bosnia and Herzegovina

Lebanon

Nigeria

Pakistan

Russia

Serbia

Ukraine

Uruguay

Vietnam

K - D - 1

Schedule “E”
FORM OF BULLION REDEMPTION NOTICE

DATE:	____________________________

TO:	TSX Trust Company (the “Transfer Agent”), as the registrar and transfer agent of Sprott Physical Gold and Silver Trust (the “Trust”)

Ticker Symbol: _________________ CUSIP number _____________________

Attention:

Fax No:

AND TO:	Sprott Asset Management LP (the “Manager”), as the manager of the Trust

RE:	Bullion Redemption Notice under Section 6.1 of the Trust Agreement of the Trust

The undersigned (the “Unitholder”), the holder of          units of the Trust (the “Units”) designated above by its Toronto Stock Exchange or NYSE Arca ticker symbol and CUSIP number, requests the redemption for physical gold and silver bullion of the aforementioned Units in accordance with, and subject to the terms and conditions set forth in, a trust agreement of the Trust dated as of ●, 2017, as the same may be further amended, restated or supplemented from time to time, and directs the Transfer Agent to cancel such Units on ____________________________. The Unitholder represents and warrants that it is not (i) an undertaking for collective investment in transferable securities (UCITS) or (ii) prohibited by its investment policies, guidelines or restrictions from receiving physical gold and silver bullion. All physical gold and silver bullion shall be delivered to the following address by armoured transportation service carrier, which the undersigned hereby authorizes the Manager or its agent to retain on the undersigned’s behalf.

Delivery Instructions:

Signature of Unitholder	Signature Guarantee

Print Name

Print Address

NOTE:	The name and address of the Unitholder set forth in this Bullion Redemption Notice must correspond with the name and address as recorded on the register of the Trust maintained by the Transfer Agent. The signature of the person executing this Bullion Redemption Notice must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

K - E - 1

Schedule “F”
FORM OF CASH REDEMPTION NOTICE

DATE:	_____________________________

TO:	TSX Trust Company (the “Transfer Agent”), as the registrar and transfer agent of Sprott Physical Gold and Silver Trust (the “Trust”)

Ticker Symbol: _______________CUSIP number __________________________

Attention:

Fax No:

AND TO:	Sprott Asset Management LP (the “Manager”), as the manager of the Trust

RE:	Cash Redemption Notice under Section 6.3 of the Trust Agreement of the Trust

The undersigned (the “Unitholder”), the holder of            units of the Trust (the “Units”) designated above by its Toronto Stock Exchange or NYSE Arca ticker symbol and CUSIP number, requests the redemption for cash of the aforementioned Units in accordance with, and subject to the terms and conditions set forth in, a trust agreement of the Trust dated as of ●, 2017, as the same may be further amended, restated or supplemented from time to time, and directs the Transfer Agent to cancel such Units on ______________________________________   .

Wiring Instructions:

Signature of Unitholder	Signature Guarantee

Print Name

Print Address

NOTE:	The name and address of the Unitholder set forth in this Cash Redemption Notice must correspond with the name and address as recorded on the register of the Trust maintained by the Transfer Agent. The signature of the person executing this Cash Redemption Notice must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

K - F - 1

Schedule L
Form of Joinder Agreement

(see attached)

L - 1

JOINDER AGREEMENT

THIS AGREEMENT is made as of •, 2017

A M O N G:

SPROTT PHYSICAL GOLD AND SILVER TRUST (the “Trust”), a trust formed under the laws of the Province of Ontario

- and -

SPROTT INC. (“SII”), a corporation incorporated under the laws of the Province of Ontario

- and -

CENTRAL FUND OF CANADA LIMITED (“CFCL”), a corporation continued under the laws of the Province of Alberta

- and -

THE CENTRAL GROUP ALBERTA LTD. (“CGAL”), a corporation incorporated under the laws of Alberta

- and -

2070140 ALBERTA LTD. (“New Administrator”), a corporation incorporated under the laws the Province of Alberta

- and -

PHILIP M. SPICER, an individual residing in the City of Hamilton, Province of Ontario

- and -

J.C. STEFAN SPICER (together with Philip M. Spicer, the “CGAL Shareholders” and, each an “CGAL Shareholder”), an individual residing in the City of Hamilton, Province of Ontario.

RECITALS:

WHEREAS, reference is made to the arrangement agreement among SII, CFCL, CGAL, New Administrator and the CGAL Shareholders dated October 1, 2017 (the "Arrangement Agreement") and the accompanying plan of arrangement (the “Plan or Arrangement”);

WHEREAS, as contemplated in Section 2.11(c) of the Arrangement Agreement, the Trust shall enter into this Joinder Agreement (this “Agreement”) with the Parties to ensure that all actions and things as are contemplated to be done by the Trust, as "the Trust" (as defined in each of the Arrangement Agreement and the Plan of Arrangement), under the Arrangement Agreement and the Plan of Arrangement, and for the Arrangement Agreement to be the valid and binding obligation of the Trust and enforceable in accordance with its terms;

L - 2

WHEREAS, the Trust desires to become a party to, and to be bound by the terms of, the Arrangement Agreement and the Plan of Arrangement as “the Trust” thereunder;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Trust to abide, and of SII to cause the Trust to abide, by the covenants and agreements of the “the Trust” in the Arrangement Agreement;

AND WHEREAS the execution and delivery of this Agreement by the Trust and SII is a condition to completion of the Arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Definitions: Capitalized terms used herein and not otherwise defined have the meanings given to them in the Arrangement Agreement.

2.	Joinder: The Trust hereby (a) acknowledges, agrees and confirms that by its execution of this Agreement it is “the Trust” under the Arrangement Agreement as if it was an original signatory thereto, and further acknowledges, agrees and confirms that it is "the Trust" under the Plan of Arrangement; and (b) assumes and agrees to be bound by all of the terms, conditions and covenants applicable to the Trust under the Arrangement Agreement and the Plan of Arrangement; and each of SII, CFCL, CGAL, New Administrator and the CGAL Shareholders hereby accept the addition of the Trust as “the Trust” and as a Party to the Arrangement Agreement.

3.	Covenants by SII: SII hereby covenants and agrees that, until the Effective Time, it shall be jointly and severally liable with the Trust for any breaches by the Trust of the Arrangement Agreement prior to the Effective Time, it being understood that such liabilities are subject to the terms and conditions, including limitations on liability, set forth in the Arrangement Agreement. At and following the Effective Time, SII shall no longer be jointly and severally liable with the Trust for any breaches by the Trust of the Arrangement Agreement prior to the Effective Time and only the Trust shall be liable for any such breaches.

4.	Notices.

(a)	The Trust’s address for Notices hereunder and pursuant to the Arrangement Agreement is:

(i)	to the Trust at:

Sprott Physical Gold and Silver Trust

c/o Sprott Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario M5J 2J1

Attention:	Arthur Einav, General Counsel
Telephone:	416-943-6448
Facsimile:	416-943-6497
Email:	aeinav@sprottconsulting.com

L - 3

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:	John Ciardullo and J.R. Laffin
Telephone:	416-869-5500
Facsimile:	416-947-0866
Email:	jciardullo@stikeman.com and jrlaffin@stikeman.com

(b)	The address for Notices for each other Party hereto shall be as contemplated in Section 9.2 of the Arrangement Agreement.

(c)	All Notices delivered hereunder shall be delivered in accordance with the notice provisions specified in the Arrangement Agreement.

5.	Amendment; Waiver. Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and executed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

6.	Further Assurances. The Parties will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Parties as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

7.	Successors and Assigns. The provisions of this Agreement will be binding upon and enure to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.

8.	Governing Law. This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of Alberta and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

9.	Counterparts: This Agreement may be executed in any number of counterparts (including counterparts by facsimile or similar executed electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[The remainder of this page has been intentionally left blank.]

L - 4

IN WITNESS OF WHICH the Parties have executed this Joinder Agreement.

SPROTT PHYSICAL GOLD AND SILVER TRUST, by its manager, SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC.

By:
Name:
Title:

SPROTT INC.

By:
Name:
Title:

CENTRAL FUND OF CANADA LIMITED

By:
Name:
Title:

2070140 ALBERTA LTD.

By:
Name:
Title:

THE CENTRAL GROUP ALBERTA LTD.

By:
Name: J.C. Stefan Spicer
Title: Director

L - 5

Name: Philip M. Spicer	Witness

Name: J.C. Stefan Spicer	Witness

L - 6